UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SUSTAINABILITY REPORT 2025 — SUSTAINABILITY REPORT 2025 1 MESSAGE FROM THE CEO GRI 2-22 We are living in a period of profound social, environmental, and geopolitical transformations, in which society demands from energy companies not only economic performance but also environmental responsibility, social justice, and solid governance. In the 2026-2030 Business Plan, we strengthened the integration of sustainability into the corporate strategy, in line with the guidelines of the 2050 Strategic Plan, reaffirming our vision of operating as a diversified and integrated energy company, a leader in value generation and in a just energy transition. The Sustainability Report renders account of our trajectory and reflects our commitment to acting responsibly, adopting social, environmental, and governance criteria. The 2025 results confirm the consistency of our climate strategy. We reduced absolute operational CO₂ emissions by 36% compared to 2015 and achieved a 65% reduction in the intensity of direct methane emissions, surpassing our public commitments. We also advanced in upstream decarbonization, with more than 80 million tons of CO₂ reinjected on a cumulative basis in carbon capture and storage projects in the pre-salt. These results demonstrate that it is possible to reconcile energy security and operational efficiency, reinforcing our ambitions of Net Zero by 2050 and Near Zero Methane by 2030. Throughout 2025, we strengthened our contribution to Brazil’s economic development by combining value generation, social responsibility, and management discipline. We maintained a pricing policy based on technical and market criteria, seeking a balance among competitiveness, financial sustainability, and the mitigation of domestic market volatility. We allocated more than BRL 195 billion to the supply chain, strengthening domestic industry and promoting jobs, income, and innovation. As one of the country’s largest taxpayers, we paid BRL 277.6 billion in taxes and government participations in Brazil, expanding the investment capacity of the Federal, State, and Municipal Governments and reaffirming our commitment to fiscal responsibility and transparency. In the socio-environmental field, we have consistently increased our investments, with scale, continuity, and a focus on results. We prioritized nature-based solutions, biodiversity protection, and ecosystem restoration, generating associated social benefits, such as the empowerment of local communities, indigenous peoples, and quilombolas, as well as the encouragement of sustainable production chains. The results are measurable and territorially relevant, with concrete contributions to climate mitigation, the conservation and recovery of natural areas, and the strengthening of protected-area management across all five distinct Brazilian biomes, broadening long-term environmental and social benefits for the country. 2 3 4 5 1 SUSTAINABILITY REPORT 2025 2 In the environmental dimension, we advanced in the protection and enhancement of biodiversity by completing 100% of the biodiversity action plans at our facilities, strengthening a preventive and structured management of environmental risks and impacts. Likewise, we continued to reduce spill volume (VAZO), reaching 3.0 m³ in 2025, a lower result than in 2024 (17.1 m³) and 97% below the alert limit. This performance reflects the effectiveness of the prevention and response systems, the integrity of the facilities, and the continuous monitoring of critical processes, expanding our capacity to act responsibly in more complex operational contexts and reaffirming that environmental progress is an essential condition for the company’s sustainable development. We also maintained a permanent focus on operational safety and the protection of life. The Total Recordable Injury Rate (TRIR) was 0.71 which, despite a 6% increase compared to 2024, remains at a low level and reflects the robustness of the management, asset integrity, and risk prevention systems. Even so, we deeply regret the two fatalities recorded in 2025. Each loss reinforces the need to continuously intensify our efforts to achieve the non-negotiable ambition of Zero Fatality. Finally, we reaffirm our commitment as signatories of the United Nations Global Compact, aligning our practices with its ten principles and with the Sustainable Development Goals of the 2030 Agenda. This commitment is reflected in the various initiatives presented in this report, such as the Autonomy and Income Program, which expresses our work in fostering training opportunities through professional qualification courses aimed at people in situations of socioeconomic vulnerability, contributing directly to the achievement of central sustainable development goals. I invite you to browse the pages of the 2025 Sustainability Report and to learn, in detail, how we remain committed to the challenges of the present and to building a more sustainable, fair, and responsible future. This document is an invitation to dialogue on the role of energy in the transformation of society. Enjoy your reading! Magda Chambriard CEO of Petrobras 2 3 4 5 1 SUSTAINABILITY REPORT 2025 3 ACTING WITH INTEGRITY 63 REDUCING THE CARBON FOOTPRINT 106 PROTECTING THE ENVIRONMENT 125 CARING FOR PEOPLE 165 CORPORATE GOVERNANCE 64 BUSINESS INTEGRITY 74 ENGAGEMENT IN PUBLIC POLICIES, ADVOCACY AND FINANCIAL SUPPORT 90 2 3 4 TABLE OF CONTENTS INTRODUCTION ABOUT THE REPORT 05 ABOUT US 06 MATERIALITY 10 STAKEHOLDER ENGAGEMENT 20 RISK MANAGEMENT MODEL 27 ECONOMIC IMPACTS 41 SUSTAINABILITY STRATEGY 53 CLIMATE RESILIENCE, GHG EMISSIONS AND OTHER GASES 107 BIODIVERSITY 126 WATER AND EFFLUENTS 142 WASTE MANAGEMENT AND SUSTAINABLE DECOMMISSIONING 148 PROCESS ACCIDENT PREVENTION AND MANAGEMENT 158 LOCAL AND TRADITIONAL COMMUNITIES 166 LABOR PRACTICES AND EQUAL OPPORTUNITIES 188 OCCUPATIONAL SAFETY, HEALTH, AND WELL-BEING 208 AUDITOR´S LIMITED ASSURANCE REPORT 218 GRI CONTENT INDEX 222 SASB CONTENT INDEX 231 STAFF 234 ESG DATASHEET 2025 1 5 SUSTAINABILITY REPORT 2025 4 1 INTRODUCTION ABOUT THE REPORT 05 ABOUT US 06 MATERIALITY 10 STAKEHOLDER ENGAGEMENT 20 RISK MANAGEMENT MODEL 27 ECONOMIC IMPACTS 41 SUSTAINABILITY STRATEGY 53 2 3 4 5 1 SUSTAINABILITY REPORT 2025 5 ABOUT THE REPORT GRI 2-2, 2-3, 2-4, 2-5, 2-14 The 2025 Sustainability Report complies with Law no. 13,303/2016 and covers the period from 01/01/2025 to 12/31/2025, with the possibility of including data from relevant events occurring in the first months of 2026, when indicated. We publish the Petrobras Sustainability Report annually, after the disclosure of the Financial Statements and specific documents, such as the Human Rights and Corporate Citizenship Supplement and the Climate Change and Energy Transition Supplement, both referenced in this report. We have adopted the guidelines of the Global Reporting Initiative (GRI Standards 2021) and respond to the indicators of the Sustainability Accounting Standards Board (SASB), applicable to the oil and gas industry and suitable for our organization (Exploration & Production, Midstream and Refining & Marketing). We also use the sustainability reporting guidance from the International Petroleum Industry Environmental Conservation Association (Ipieca) as a complementary methodology. The GRI and SASB Content Index is available at the end of this report. The scope includes our activities in Brazil and abroad, covering data from the subsidiaries listed in the Financial Statements whenever relevant to the parent company (consolidated). In certain situations, the data refers only to the parent company or to the parent company together with some subsidiaries that are relevant to the indicator, with such information specified alongside the respective indicator. The report is structured in initial chapters that address ESG (Environmental, Social and Governance) topics in a strategic manner. These topics are discussed considering risks and opportunities identified across different time horizons: short, medium and long term. Engagement with our stakeholders is fundamental to our management and reporting, as are the economic impacts on the business, the market and the value chain. Following this, we present our material topics, indicators, initiatives and management practices, organized according to the pillars of our ESG position published in the 2050 Strategic Plan and 2025-2029 Business Plan: > Reduce carbon footprint; > Protect the environment; > Care for people; > Act with integrity. Read the ESG Datasheet, attached to the Sustainability Report, with the quantitative content of the GRI and SASB indicators Lastly, we include the 2025 ESG Datasheet, a complementary document to the report, which gathers quantitative data and the performance of the indicators. It is the responsibility of the Board of Directors to deliberate on matters prescribed by law, the bylaws or rules approved by it. As the approval of the Sustainability Report is not among its responsibilities, this was carried out by our Executive Board, the highest governance body responsible for the management of the company, in accordance with the mission, objectives, strategies and guidelines established by the Board of Directors. The report was also submitted to the Health, Safety and Environment Committee, which acts as an advisory committee to the Board of Directors, and to the Fiscal Council. The audit firm KPMG was responsible for the limited assurance of the information contained in the 2025 Sustainability Report, as detailed in the chapter dedicated to the Auditors’ Limited Assurance Report. Disclaimer This report includes forward-looking statements that are not based on historical facts and are not assurances of future results. The forwardlooking statements contained in this annual report, which address our expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” “potential” and similar expressions (which are not the exclusive means of identifying such forward looking statements). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. Our forward-looking statements are subject to assumptions that may prove incorrect and to risks and uncertainties that are difficult to predict. Our actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. EXPLANATORY NOTE For the purposes of this report, we have adopted the following definitions: > Employees: Term used exclusively to refer to Petrobras’ own employees. > Service providers/outsourced workers: Term used to refer to workers who do not have a direct employment relationship with Petrobras, working through contracted companies. > Workers: Term used to refer to the group encompassing both Petrobras’ own employees and service providers/outsourced workers. This standardization aims to ensure clarity and accuracy in the communication of the data and information presented throughout the report. INTRODUCTION 2 3 4 5 1 SUSTAINABILITY REPORT 2025 6 ABOUT US GRI 2-1, 2-6 We are a Brazilian partially state-owned company, with public and private capital, and we operate primarily in the segments of oil and gas exploration and production, refining, and energy generation and trading. We have extensive experience in offshore exploration and production, developed over more than five decades of operations in deepwater and ultra-deepwater environments in Brazil’s main basins, internationally recognized for the technological advances in this segment. We are committed to being the best energy company in terms of diversification, integration and value generation, reconciling our focus on oil and gas with low-carbon businesses. In this context, we adopt specific strategies for the segments in which we operate, with investments in the decarbonization of our operations, in renewable energy generation and in sustainable fuels. We have also expanded our research into low-carbon technologies. We seek to contribute to building a more sustainable world, based on the principles of safety, respect for the environment and total attention to people. This includes the implementation of policies and actions aimed at promoting diversity, equity and inclusion in the countries where we operate, as well as the health, well-being and physical and psychological safety of our employees. We inform that there were no significant changes in our business model in the last year. The Exploration and Production (E&P) segment is responsible for the primary generation of hydrocarbons that support downstream activities such as transportation, refining, and marketing. E&P operations display distinct characteristics between offshore environments – predominantly in deep and ultra-deep waters – and onshore operations, with an emphasis on mature land fields. These differences entail specific challenges in terms of operational efficiency, emissions management, engagement with local communities, and environmental management. We operate an integrated chain that goes beyond the production of oil and gas, ensuring safe and efficient transportation to our refineries and natural gas treatment units. This infrastructure, composed of terminals, pipelines and a maritime and land fleet, ensures the continuous flow of production and the supply of products with quality and reliability. Our facilities are constantly being modernized to meet energy efficiency standards, emissions reduction and operational excellence, in accordance with the guidelines of the 2026-2030 Business Plan, which reaffirms logistical integration and the strengthening of the Refining, Transportation and Marketing segment as strategic pillars. Our main products marketed in Brazil and worldwide are oil, diesel oils, gasolines, natural gas, power, jet fuel, SAF (sustainable aviation fuel), LPG (Liquefied Petroleum Gas), naphtha, asphalt products, base oils, paraffins, solvents, biodiesel, co-processed diesel, bunker, bunker with renewable content and fuel oils. Information about our activities can be found in the “Our businesses” section of Form 20-F INTRODUCTION BRAZIL SOUTH ARGENTINA AFRICA BOLIVIA COLOMBIA UNITED STATES NETHERLANDS SINGAPORE CHINA SAO TOMÉ AND PRINCIPE Largest oil and gas producer in Brazil 98% of production in deepwater and ultra-deepwater Operations in 9 countries in addition to Brazil 2 3 4 5 1 SUSTAINABILITY REPORT 2025 7 Reserves and production We hold a significant volume of proved reserves and operate the majority of Brazil’s oil and gas. Most of our proved reserves are located offshore in the Campos and Santos basins, in southeastern Brazil. This concentration allows us to optimize our infrastructure and our exploration, development and production costs. Considering the production expected for the coming years, we continue to invest in maximizing the recovery factor of these basins and in the exploration of new frontiers and diversification of the exploration portfolio in Brazil and abroad in order to replace oil and gas reserves. Shareholding control We are controlled by the Federal Government, which on December 31, 2025, directly held 50.26% of our common shares and 29.02% of our total share capital. The Federal Government also held an indirect interest of 19.01% of our preferred shares and 8.03% of our total share capital, through the following shareholders: Banco Nacional de Desenvolvimento Econômico e Social (BNDES) and BNDES Participações S.A. (BNDESPAR). We currently do not have a shareholders’ agreement. Operations in Brazil Our activities are focused on oil reservoirs in deepwater and ultra-deepwater in Brazil, which accounted for 98% of our total production in 2025. We also have activities in mature fields in shallow waters and onshore, as well as outside Brazil. Brazilian exploration and production assets represent 99.6% of our global oil production. In the onshore segment, the role of exploration and production operations stands out across different operational environments, including regions of high socio-environmental sensitivity. In this context, the Amazon Unit (AM) represents an important example of conducting safe and responsible operations in a terrestrial environment within the Amazon rainforest. Activities carried out in AM are characterized by high operational safety standards and rigorous environmental controls, with an emphasis on impact prevention, continuous monitoring, and the adoption of best practices aligned with the region’s specificities. Located in the heart of the Amazon rainforest, in the municipality of Coari (AM), the Urucu Hub is the largest onshore oil province in Brazil. With a focus on environmental sustainability, industrial operations in Urucu occupy only 2% of the total concession area, while the remaining 98% is preserved untouched. We operate most of the refining capacity in Brazil, distributed across the Southeast, South and Northeast regions. This infrastructure allows us to serve a large part of the market in these regions and other parts of the country through direct deliveries, pipelines and cabotage. We meet our demand for oil products mainly through the domestic refining of crude oil, as defined in the periodically integrated operational planning process, always seeking to maximize value for the company. We are responsible for one of the largest natural gas-fired thermoelectric capacities in Brazil. Our plants play a crucial role in the flow and monetization of our own gas, in addition to ensuring the security of the electric system’s operation, especially with the increasing integration of renewable sources. The portfolio management of the generation fleet is constantly evaluated. Regarding natural gas, we operate across the entire chain of production, flow, processing, transportation, natural gas import and Liquefied Natural Gas (LNG) import, LNG regasification, gas supply for own consumption and marketing in the market. We participate in the Brazilian energy market mainly through our investments in gas-fired thermoelectric plants, renewable energy and stakes in fuel-oil-fired plants. Our main gas customers include natural gas distribution companies, which serve consumers in the industrial, commercial, residential and vehicular segments. We also serve free consumers, generally composed of large industrial plants, refineries and thermoelectric plants. To supply the market, we process natural gas from our onshore and offshore production, especially from fields in the Campos, Espírito Santo and Santos basins. In addition, we import natural gas from Bolivia and LNG through regasification terminals. Brazil has an integrated transportation pipeline network that extends along almost the entire Brazilian coastline, from Ceará to Rio Grande do Sul, also reaching inland regions, such as Minas Gerais, São Paulo and Mato Grosso do Sul. There is also an isolated system in the Northern Region that transports natural gas produced in Urucu to Manaus. The pipeline network is operated by different transportation companies. We hold equity interest in TBG and TSB. In renewable generation, we own the Alto do Rodrigues Photovoltaic Plant (UFV-AR), a pilot solar energy plant located at the Vale do Açu ABOUT US Information about our controlling shareholders can be found in item 6.5 of the Reference Form 2 3 4 5 1 SUSTAINABILITY REPORT 2025 8 Thermoelectric Plant (UTE-VLA). With an installed capacity of 1.1 MW, this project is part of our efforts to explore renewable sources of electric energy generation and to study their influence on the distribution system. UFV-AR began operations in 2014, allowing testing with three photovoltaic conversion technologies, two assembly alternatives and their integration with an energy storage system. Currently, in a new phase, UTE-VLA will host Petrobras’ low-carbon hydrogen research project (electrolysis route). In June 2024, the Executive Board approved the resumption of operational activities at the Araucária Nitrogenados S.A. (ANSA) fertilizer plant, a whollyowned subsidiary of the company. The plant, located in Paraná, had been hibernated since 2020. The operation is expected to be restarted in the first half of 2026. Located next to the Presidente Getúlio Vargas Refinery (Repar), ANSA has a production capacity of 720,000 tons per year of urea and 475,000 tons per year of ammonia, in addition to 450,000 m³ per year of Automotive Liquid Reducing Agent (ARLA 32). We are also engaged in the production of biofuels through the subsidiary Petrobras Biocombustível (PBio), responsible for the sustainable production of biofuel for the Brazilian road market. The subsidiary has two plants in operation, located in Candeias, Bahia, and Montes Claros, Minas Gerais, which, in 2025, marketed respectively 96,274 m³ and 135,296 m³ of biodiesel, generating 200,092 CBIOs (Decarbonization Credits through the Renovabio Program), in addition to having a hibernated plant located in Quixadá, Ceará. In 2025, PBio marketed 183,300 tons of sulfur, representing a 12% increase in sales compared to 2024. PBio also has, in its bylaws, the possibility of operating in the manufacturing, marketing and logistics of fertilizers, as well as in the marketing and logistics of solvents such as hexane and xylene. In addition, our wholly-owned logistics subsidiary, Petrobras Transporte S.A. (Transpetro), operates a network of more than eight thousand kilometers ABOUT US of oil pipelines and gas pipelines, as well as 46 terminals – 25 waterway and 21 land terminals – which support the flow of oil, oil products, biofuels and natural gas. In the maritime transportation segment, Transpetro’s fleet is composed of 33 vessels, with a transportation capacity of 3.2 million deadweight tons, of which 26 are owned and seven are chartered through the subsidiary Transpetro International BV (TIBV). In 2025, Transpetro incorporated Petrobras Logística de Exploração & Produção S.A. (PB‑LOG), formerly our wholly-owned subsidiary. With this integration, the company also began to operate in maritime support and emergency control in areas explored by consortia operated and led by Petrobras, expanding its participation in exploration and production activities. International operations On December 31, 2025, we maintained activities in nine countries, in addition to Brazil: Argentina, Bolivia, China, Colombia, United States of America, Netherlands, Democratic Republic of São Tomé and Príncipe, South Africa and Singapore. In Latin America, these activities are mostly concentrated in hydrocarbon exploration and production operations, with an emphasis on natural gas. In Colombia, we also operate in the liquid fuel distribution segment. The year 2025 consolidated the resumption of our operations on the African continent, as part of the reserve replacement strategy, and our presence in Asia through PB China, in Shanghai, a company dedicated to the expediting of our projects under execution in this region. We have controlled companies in the Netherlands (Rotterdam), United States of America (Houston) and Singapore, which carry out our commercial, logistical and financial activities abroad. These subsidiaries are responsible for market intelligence, the marketing of oil, oil products, natural gas and renewable fuels, storage operations (tankage), chartering and the raising of financial resources. In the United States of America, we also hold an interest in an oil and gas production joint venture. Mergers and acquisitions strategy The management of mergers and acquisitions is a market practice that aims to identify, analyze and execute strategic opportunities through merger, acquisition and partnership processes. This approach can result in increased market share in segments where we already operate, entry into new segments, including those related to the energy transition, value generation through integration between the different segments, and portfolio optimization, with the prioritization of strategic assets. When considering an opportunity, it is essential that it be aligned with the drivers of our strategic plan, mainly regarding long-term sustainability, the realization of profitable investments and the maintenance of capital discipline. These processes follow strict governance standards, which seek to integrate the principles of public administration with the best market practices, having as their minimum approval body the Executive Board and, in the most relevant decisions, the Board of Directors. In addition, these processes strictly follow the applicable legislation, including the State-Owned Companies Law (Law no. 13,303/2016), the General Petroleum Law (Law no. 9478/1997) and Decrees no. 9,355/2018 and no. 9,188/2017. 2 3 4 5 1 ABOUT US SUSTAINABILITY REPORT 2025 9 Supplier chain Supply chain management We maintain a broad and diversified supplier base, essential for the continuity and efficiency of our operations and for the fulfillment of our commitments to sustainability and corporate governance. The supplier base includes manufacturers of goods and inputs, providers of specialized technical services and administrative services, consultancies, distributors, among others. This diversity is fundamental to addressing the complex demands of the company’s operations, which range from oil exploration and production to refining, transportation and marketing. We work with direct suppliers (first tier) and monitor indirect suppliers (second tier), especially in critical activities. We carry out Integrity Due Diligence (DDI) and human rights due diligence (DDDH) processes, reflecting the robustness of risk management in the chain. Our suppliers carry out a range of activities related to the company’s products and services, including the manufacturing of industrial goods, construction and assembly of facilities, provision of specialized technical services and administrative services, supply of input and support in information technology, environment, logistics and consultancy. Relationships with suppliers are mostly contractual and may have varying terms, ranging from short-term contracts for specific demands to longterm contracts for strategic projects. Our supply chain is characterized by high technical requirements, with a strong presence of capital-intensive services and, in some segments, specialized labor. We adopt strict safety, environmental and integrity standards, which are extended to our suppliers. In 2025, we allocated more than BRL 195 billion in payments to our supplier chain, evidencing the strategic role and economic relevance of the supply chain to the sustainability and continuity of the company’s operations. Whenever possible, given market and business conditions, we prioritize the contracting of national and local suppliers, in alignment with the geographic location of their operating units and projects. The participation of international suppliers is adopted in a complementary manner, in cases that demand specific technologies. Since November 2024, contracts with suppliers have incorporated the Human Rights Clause, with requirements related to the promotion of diversity and inclusion and the prohibition of prejudice, discrimination, harassment, sexual exploitation, child labor and slavery-like labor, among other risks of human rights violations. Such requirements, which also extend to subcontractors through specific provisions, aim to ensure greater effectiveness of the commitments expressed in the Code of Ethical Conduct for Suppliers. More information about the Human Rights Clause can be found in the 2025 Human Rights and Corporate Citizenship Supplement 2 3 4 5 1 SUSTAINABILITY REPORT 2025 10 1. CONTEXT Benchmarking, standards (GRI, ESRS) 2. MAPPING Review of positive and negative impacts based on internal documents 5. VALIDATION > External interviews > Internal interviews > Approval by the Executive Board 3. SIGNIFICANCE Survey and corporate risk management 4. PRIORITIZATION Consolidation of impacts on topics observing the 2025 materiality MATERIALITY GRI 2-14, 3-1 Annually, we review the sustainability topics most relevant to Petrobras and society. Our process for analyzing material topics is based on the perspective of real and potential, positive and negative impacts on people and the environment, including issues related to human rights, as well as risks and opportunities that may affect the company. In 2025, the materiality review process was guided by the Global Reporting Initiative (GRI) 3 – Material Topics (2021) Standard and the GRI 11 sector Supplem, focused on the oil and gas industry, the Sustainability Accounting Standards Board (SASB) Standard, the Sustainability Reporting Guidance for the Oil and Gas Industry from the International Petroleum Industry Environmental Conservation Association (Ipieca) and, in a complementary manner, the principle of double materiality in accordance with the European Sustainability Reporting Standards (ESRS). Our double materiality approach considers both the impacts we cause on the environment and on society and the effects that sustainability issues may have on our results. This method strengthens our transparency and allows investors, civil society, regulatory bodies and customers to understand how we manage the main sustainability-related challenges and opportunities. The figure below illustrates the steps of the process. STEPS DEFINING MATERIAL TOPICS For context analysis and the mapping of real and potential impacts, we use secondary data from internal documents and external sources. The database employed to verify impacts on stakeholders included articles published in the media, investor demands, external sustainability assessments related to the company, complaints from communities, statements on social media, as well as complaints and reports received by the Ombudsman’s office. The results of corporate image surveys and the social and environmental inputs from the corporate risk mapping process were also considered. This last element also contributed to the database of impacts on the organization, by integrating enterprise risk management with the process of identifying material topics. Our risk identification, assessment and monitoring process considers the degree of relevance of each topic and was used both to measure impacts on people and the environment and on the organization, including financial risks. Thus, we assess risk exposure based on the probability of occurrence and the severity of its consequences, as well as on the verification of impacts associated with material topics. To assess the significance of impacts on the impact materiality axis and prioritize them, we collected primary data through a survey made available on Petrobras’ external website, open to all audiences. This approach ensures the incorporation of different perspectives in the definition of our sustainability priorities. See the detailed risk-mapping process in the Risk Management chapter INTRODUCTION 2 3 4 5 1 MATERIALITY SUSTAINABILITY REPORT 2025 11 For the attribution of significance, respondents were grouped into stakeholder categories: consumers, suppliers, employees, and society. The latter category encompasses the following stakeholder groups: investors, local communities, government, business partners, clients, competitors, industry associations, the scientific community, civil society organizations, and the media. The analysis also incorporated the significance attributed to enterprise risks on the environment/life and social scales, which determine the potential impacts of our operations. The significance of the financial materiality axis, in turn, was the result obtained from a survey based on SASB risks made available to investors and from the mapping of enterprise risks on the financial, legal/compliance and image/reputation scales. Once the most relevant risks and impacts – real and potential, positive and negative – were identified, we improved the description of our material topics. We tested the 22 topics described in the GRI Oil and Gas Sector supplement (GRI 11) and added to those topics the issues identified specifically for Petrobras. For the 2025 materiality review, this approach was maintained for the impact axis and improved through the inclusion of the test of SASB Standard topics, as well as additional topics identified in enterprise risk mapping. As a result of this process, the following topics were incorporated as additions to the GRI set: “value chain impacts”, “transparency, communication and management” and “information security”. Regarding the SASB topic set, “regulatory uncertainties” and “decommissioning” were added. The criterion for a topic to be considered material, according to the methodology adopted, is when the topic reaches a position equal to or above 2.5 on a scale of 1 to 5. Based on this criterion, the GRI topics “land and natural resource rights” and “rights of indigenous peoples” did not reach the minimum threshold for classification as material. Even so, these topics remain covered in the report, as they are directly related to human rights issues, which constitute a priority for the company. Due to our management model, the GRI and SASB topics and the additional topics identified were grouped into material topics for Petrobras, as presented in table 1.1. Thus, in the 2025 materiality matrix, the topics are positioned according to the grouped results, as illustrated in graph 1.1. As shown in the following graph, considering exclusively the impact materiality axis, the ranking of topics, in decreasing order of relevance, is as follows: occupational safety, health and well-being; engagement in public policies, advocacy and financial support; economic impacts; labor practices and equal opportunities; climate resilience, GHG emissions and other gases; process accident prevention and management; business integrity; local and traditional communities; biodiversity; waste management and sustainable decommissioning; water and effluents. Considering exclusively the financial materiality axis, the ranking, in decreasing order of relevance, is: process accident prevention and management; business integrity; climate resilience, GHG emissions and other gases; occupational safety, health and well-being; waste management and sustainable decommissioning; economic impacts; local and traditional communities; labor practices and equal opportunities; engagement in public policies, advocacy and financial support; water and effluents; and biodiversity. The final stage of the process consisted of the validation of the results obtained in the previous phases, carried out by means of interviews with internal specialists, civil society organizations, partners and academic representatives. The work was also presented to our Health, Safety and Environment Committee of the Board of Directors and to the Executive Board. This validation stage was aimed at testing the adequacy of the selection of the topics as material, based on the contributions of specialists, with a focus on: > The comprehensiveness of the topics identified, to ensure that no topic potentially material to the company and to the sector has been overlooked; > The threshold defined for the classification of topics as material for reporting purposes; > The alignment of the topics with references of the sector standards GRI 11 and SASB. As a result, this stage contributed to improving the wording of the material topics identified, without, however, questioning the identification of the topics themselves, the methodology adopted or the prioritization process. The materiality matrix was approved by the Executive Board on 02/04/2026. Such deliberation falls within the competence of the Executive Board, since the Board of Directors is only competent to deliberate on matters provided for by law, in the Bylaws or in regulations approved by the Board of Directors itself, with materiality not falling within these scenarios. The Executive Board constitutes the highest governance body responsible for the management of the company’s business, in accordance with the mission, the objectives, the strategies and guidelines established by the Board of Directors. 2 3 4 5 1 SUSTAINABILITY REPORT 2025 12 TOPICS Petrobras GRI SASB 1 Occupational safety, health and well-being Occupational health and safety Workforce health and safety 2 Economic impacts1 Economic impacts Payments to governments Reserves valuation and capital expenditures 3 Process accident prevention and management Asset integrity and process safety Incident management Operational safety, emergency preparedness response and management of critical incident risks 4 Climate resilience, GHG emissions and other gases GHG emissions Climate adaptation, resilience and transitio Air emissions Ecological impacts Product specifications and clean fuel formulations Air quality Greenhouse gas emissions 5 Business integrity2 Anti-corruption Anti-competitive behavior Business ethics and transparency Price integrity and transparency Data security Competitive conduct 6 Engagement in public policies, advocacy and financial support Public policies Management of the legal and regulatory environment 7 Labor practices and equal opportunities3 Employment practices Non-discrimination and equal opportunities Forced labor and modern slavery Freedom of association and collective bargaining Labor practices 8 Local and traditional communities Local communities Land and natural resource rights Rights of indigenous peoples Conflict and security Community relations Security, human rights and rights of indigenous peoples 9 Waste management and sustainable decommissioning Waste Closure and rehabilitation Hazardous materials management 10 Biodiversity Biodiversity Impacts on biodiversity 11 Water and effluents Water and effluents Water management 2025 MATERIALITY MATRIX 1 Includes economic impacts in the value chain 2 Includes impacts related to information security, transparency, communication and management 3 Includes the risk of regulatory uncertainties MATERIALITY Impact Materiality Financial Materiality 5.0 4.0 3.0 2.0 1.0 0 1.0 2.0 3.0 4.0 5.0 2 3 4 5 1 SUSTAINABILITY REPORT 2025 13 ESG POSITION CARING FOR PEOPLE MATERIAL TOPIC Occupational safety, health and well-being MOVEMENT COMPARED TO 2024 8 POSITIONS The company’s approach to providing safe and healthy working conditions. Includes efforts to prevent physical and mental harm to workers and to promote health, avoiding negative impacts such as fatalities, injuries and occupational illnesses, including those resulting from contact with hazardous products. IMPACT MATERIALITY FINANCIAL MATERIALITY SDGs MATERIAL TOPIC Economic impacts MOVEMENT COMPARED TO 2024 1 POSITION Encompasses the consequences related to the payment of taxes, royalties, salaries and suppliers, distribution of dividends, as well as their effects at the local, national and global levels. Includes impacts such as the multiplier effect on the economy, social transformations and improvements in infrastructure resulting from such payments. It also considers the effects on the business, the market and the value chain, resulting from vulnerability to commodity prices, variations in production and demand, pricing policies adopted, and investments and divestments in companies and assets. It encompasses aspects of tax approach, tax compliance and accountability for payments to governments. It highlights responsibility and attention to the supply chain, especially actions aimed at small suppliers and the expansion of local suppliers. It also covers the role in the development of the industrial sector, in the promotion of technical innovations and in the potential for generating ripple effects. IMPACT MATERIALITY FINANCIAL MATERIALITY SDGs MATERIALITY 2 3 4 5 1 SUSTAINABILITY REPORT 2025 14 ESG POSITION PROTECTING THE ENVIRONMENT MATERIAL TOPIC Process accident prevention and management MOVEMENT COMPARED TO 2024 5 POSITIONS Encompasses the set of strategies, plans and management practices adopted by the company to promote the safe operation of assets and logistical activities. It includes maintaining the readiness of emergency response systems, in order to mitigate impacts on human life, the environment, infrastructure and reputation. It emphasizes proactive prevention and the capacity for integrated action with the public authorities, partners, communities and other actors in emergency situations, such as actions to contain spills at sea and prevent shoreline contact or impacts on sensitive areas. It also considers corporate security risks resulting from intentional interference by third parties in pipelines and surrounding areas, especially illicit practices such as clandestine tapping of oil and oil products. IMPACT MATERIALITY FINANCIAL MATERIALITY SDGs ESG POSITION REDUCING CARBON FOOTPRINT MATERIAL TOPIC Climate resilience, GHG emissions and other gases MOVEMENT COMPARED TO 2024 1 POSITION Considering the company’s approach to risks and opportunities related to climate change, the low-carbon economy and the just energy transition, including the management of air emissions and their impact on ecosystems, on people’s health and on the well-being of local communities. It encompasses plans and actions aimed at mitigating emissions and generating positive impacts, comprising: management of direct and indirect greenhouse gas (GHG) emissions – Scopes 1, 2 and 3; technological development and innovation to reduce emissions intensity and offer products with lower GHG emissions, meeting more restrictive legislation and markets; implementation of new low-carbon businesses, expanding the supply and access to lower-emission energy, with attention to minimizing the social impacts of the transition and avoiding an increase in social inequality; adaptation and resilience of assets and communities to extreme climate events; preservation and restoration of ecosystems, through the acquisition of carbon credits and nature-based solutions (NbS) projects. IMPACT MATERIALITY FINANCIAL MATERIALITY SDGs MATERIALITY 2 3 4 5 1 SUSTAINABILITY REPORT 2025 15 ESG POSITION ACT WITH INTEGRITY MATERIAL TOPIC Business integrity MOVEMENT COMPARED TO 2024 1 POSITION Governance and compliance mechanisms, focusing on the promotion of ethics, the maintenance of a balanced and fair work environment, the transparency of decision-making processes and the policy for the appointment of board members and executive officers. It includes actions to prevent, identify and correct misconduct and acts harmful to the company, such as fraud, corruption, influence peddling, money laundering, trade sanctions and conflicts of interest. These risks may have an impact on the company’s reputation, its workforce, investors and value chain. It also considers aspects such as anti-competitive behavior, management of contracting/bidding processes and the transparency of related information, as well as the risks associated with weak systems, ineffective controls or inadequate oversight. The positive impacts of transparency and communication with stakeholders are also highlighted, in addition to the benefits generated by responsible business practices and by the commitment to integrity throughout the value chain. It comprises the ethical impacts of the adoption of artificial intelligence and new technologies, in addition to information management and security, including negative impacts related to data leakage. IMPACT MATERIALITY FINANCIAL MATERIALITY SDGs ESG POSITION ACT WITH INTEGRITY MATERIAL TOPIC Engagement in public policies, advocacy and financial support MOVEMENT COMPARED TO 2024 4 POSITIONS Encompasses the contribution to the development of public policies that promote energy security, environmental protection and social well-being. It includes advocacy actions and the impacts on subsidies, legislation and regulations, as well as engagement with stakeholders to foster a more comprehensive and sustainable approach to the oil and gas sector. It also comprises investments in research, innovation and technology aimed at environmentally efficient and socially fair solutions, in addition to the relationship with entities and associations that work on the mitigation of GHG emissions. IMPACT MATERIALITY FINANCIAL MATERIALITY SDGs MATERIALITY 2 3 4 5 1 SUSTAINABILITY REPORT 2025 16 ESG POSITION CARING FOR PEOPLE MATERIAL TOPIC Labor practices and equal opportunities MOVEMENT COMPARED TO 2024 3 POSITIONS Encompasses employment opportunities and positive impacts on workers resulting from the employment practices adopted, including impacts on workers in the supplier chain. It includes impacts on employees, their careers and their development, as well as on the organizational environment, depending on the level of transparency in communication and the establishment of dialogue, especially in career advancement processes. It addresses the company’s policies and practices regarding the promotion of non-discrimination, diversity, equity, inclusion and equal opportunities, including diversity in senior management. It encompasses freedom of association and collective bargaining, sexual harassment, moral harassment and discrimination, in addition to the way the company addresses these issues. In light of remote work, the social and environmental impacts on workers, areas surrounding administrative buildings and those related to commuting are also included. It comprises the prevention of forced labor and modern slavery, especially in the supply chain. Workforce training and qualification, including topics such as human rights and the just energy transition. Hiring of labor through public selection processes with a focus on diversity. IMPACT MATERIALITY FINANCIAL MATERIALITY SDGs ESG POSITION CARING FOR PEOPLE MATERIAL TOPIC Local and traditional communities MOVEMENT COMPARED TO 2024 6 POSITIONS Encompasses initiatives aimed at the economic and social development of communities located in the area of influence of operations. It considers negative impacts arising from the operational activities of investment and divestment processes, such as economic dependence on the company, social disturbances and the risk of human rights violations, including those related to the supply chain and the action of security forces. It includes direct and indirect impacts, such as noise production, odor, soot, demographic increase, increased influx of workers and vehicle traffic, in addition to impacts arising from restriction zones, seismic surveys and support vessel traffic. It involves respect for the right to self-determination of indigenous peoples and traditional communities, the integrity of their territories, the use and management of land and natural resources, as well as their forms of social organization and cultural principles. It considers positive impacts, such as security and protection for local communities through dialogue between communities and public security forces. It also includes the systematization of the human rights due diligence process, ensuring respect for land rights in resettlement processes, for community rights, for natural resources and in the installation of new ventures and operations. Positive impacts arising from volunteer actions and environmental education. IMPACT MATERIALITY FINANCIAL MATERIALITY SDGs MATERIALITY 2 3 4 5 1 SUSTAINABILITY REPORT 2025 17 ESG POSITION PROTECTING THE ENVIRONMENT MATERIAL TOPIC Waste management and sustainable decommissioning MOVEMENT COMPARED TO 2024 2 POSITIONS Encompasses measures for the proper management of solid waste throughout the entire life cycle of our businesses. We include circular economy practices that seek to prevent the generation, reduction, reuse, recycling and treatment of hazardous and non-hazardous waste, in addition to ensuring the environmentally appropriate disposal of tailings. We seek to value materials and resources, avoiding or mitigating possible impacts on the environment and human health. It comprises the decommissioning process, which involves the dismantling, transportation and sustainable disposal of equipment, structures and waste. We consider risks and opportunities in the planning and execution of studies and projects, aiming at sustainability, environmental protection, safety and care for people, in addition to the recovery of contaminated areas. IMPACT MATERIALITY FINANCIAL MATERIALITY SDGs ESG POSITION PROTECTING THE ENVIRONMENT MATERIAL TOPIC Biodiversity MOVEMENT COMPARED TO 2024 5 POSITIONS Consists of the management of risks and impacts on Biodiversity, aiming to avoid and minimize negative impacts, such as alteration of air, soil and water quality and the loss of fauna and flora species. When it is not possible to fully avoid impacts, we act to recover and/or offset residual impacts, following the mitigation hierarchy throughout the life cycle of projects. It includes environmental protection and restoration programs and projects that contribute to the conservation and improvement of biodiversity and ecosystem services, especially in areas of high biodiversity value in terrestrial environments and, mainly, in oceanic environments, given the intensity of our activities in this biome. It also encompasses positive impacts arising from the production of environmental data generated by environmental monitoring programs. It also considers environmental management in new production frontiers in ecologically sensitive environments. Increase or facilitation of the dispersal of exotic and invasive species through fouling in aquatic environments. IMPACT MATERIALITY FINANCIAL MATERIALITY SDGs MATERIALITY 2 3 4 5 1 SUSTAINABILITY REPORT 2025 18 ESG POSITION PROTECTING THE ENVIRONMENT MATERIAL TOPIC Water and effluents MOVEMENT COMPARED TO 2024 POSITION Considers the variation in the availability or quality of water in our areas of influence as a result of the abstraction/and discharge of effluents associated with the company’s activities, including produced water. It encompasses negative impacts on biodiversity and human health in the case of water scarcity for water abstraction or assimilation of our effluents, and positive impacts such as the return of water resources of better quality than that abstracted or in the implementation of springs and riparian forest conservation and recovery projects. Technological adaptation of E&P and refining activities in scenarios of permanent water scarcity. IMPACT MATERIALITY FINANCIAL MATERIALITY SDGs MATERIALITY 2 3 4 5 1 SUSTAINABILITY REPORT 2025 19 Analysis Annually, we strengthen the integration between the assessment of Petrobras’ material sustainability topics and the corporate risk map, prepared with the contribution of all the company’s areas. The articulation between materiality and enterprise risks occurs both in the origin of the data used to define material topics and in the result of the process, which then supports the subsequent stages of the risk management process. In 2025, we used the consolidated risks in enterprise risk management to assess, simultaneously, the impacts on the environment and on society and the risks and opportunities that these topics represent for the company. In parallel, in recent years, the process has stimulated the identification of new enterprise risks based on material topics, feeding back into the risk management cycle. As a result of the double materiality assessment, our main risk identification tool was updated, reinforcing the integration between the risk management and materiality assessment processes, both as input and as output. The 11 topics considered material in 2024 remained material in 2025, as previously described in this chapter. All topics are positioned in the upper right quadrant of the materiality matrix, and the relatively limited variation in their significance indicates that, once identified as material, they remain relevant from the perspective of risks and impacts, and should be reported and monitored as management and accountability instruments. Even so, the variations observed in the relative prioritization positions allow us to verify the topics that have become more salient in the 2025 base year, in light of the relevant facts that occurred during the period. The topic “Occupational safety, health and well-being” presented the largest displacement in the matrix, advancing eight positions. This movement reflects the perception of the internal public, which increased the significance attributed to the topic compared to 2024. From the perspective of the company’s risk analysis, the severity attributed to the risk related to occupational safety remained very high, with no changes compared to the previous year. A similar trend was observed in the topic “Process accident prevention and management”, which rose five positions. On the other hand, the topic “Local and traditional communities” showed a drop of six positions. This Petrobras material topic aggregates the GRI topics on local and traditional communities, land and natural resource rights, rights of indigenous peoples, and conflict and security. The corporate risk map continues to attribute high significance to the topic, especially from the impact perspective, for the local communities and conflict and security MATERIALITY topics. In the impact materiality survey, audiences assessed that only local communities are of high relevance, since land and natural resource rights, rights of indigenous peoples, and conflict and security fell below the 2.5 cut-off line in the significance analysis. The maintenance of these human-rights-related topics that did not reach the minimum materiality threshold in the consolidated analysis – “rights of indigenous peoples” and “land and natural resource rights” – reinforces our commitment to transparency on salient human rights topics. This decision reflects the company positions itself on topics that are sensitive to its stakeholders. The areas that compose our internal ESG forum, together with external specialists, reviewed the wording of the material topics, in order to ensure that the impacts related to each topic were presented clearly to the reader, in a continuous process of improvement of the report. DOUBLE MATERIALITY > Impacts received by the company/ financial > Impacts caused by the company on society ENTERPRISE RIKS MANAGEMENT > Financial > Social > Image/reputation > Laws/compliance > Environment/life 2 3 4 5 1 SUSTAINABILITY REPORT 2025 20 STAKEHOLDER ENGAGEMENT GRI 2-29 We classify our stakeholders as groups of individuals and organizations that share common social, political, economic, environmental or cultural issues and needs. These stakeholders maintain or may establish relationships with us and are capable of influencing or being influenced by our activities, business and reputation. The selection of stakeholders for engagement occurs through prioritization. This prioritization is based on the analysis of relevance and impact, as well as on the relationships already established with Petrobras. The selection criteria may vary according to the characteristics of each stakeholder. Our engagement actions have clear objectives: to promote dialogue, defend interests, increase favorability and strengthen ties with those involved. This process allows us to present our positions and plans, while at the same time we improve our understanding of the doubts, needs and expectations of these audiences. This approach enables a more effective flow of information. As a result, we obtain mutual gains over time, building more solid and transparent relationships with all groups that interact with the company. Our classification of stakeholders is presented in the following figure. INTERNAL PUBLIC PUBLIC AUTHORITIES INVESTORS BUSINESS PARTNERS CONSUMERS COMMUNITIES IN COVERAGE AREA SCIENTIFIC AND INNOVATION COMMUNITY SUPPLIERS MEDIA COMPETITORS CUSTOMERS CIVIL SOCIETY ORGANIZATIONS TRADE ASSOCIATIONS INTRODUCTION SOCIETY 2 3 4 5 1 SUSTAINABILITY REPORT 2025 21 Engagement with our stakeholders Our approach to engagement with stakeholders is conducted in a differentiated manner, considering the characteristics and specificities of each group. Interactions occur on a continuous, periodic or on-demand basis, depending on the nature of the relationship and the criticality of the topics involved, as detailed below. Stakeholder CUSTOMERS Why do we engage? To build value for the company and reinforce our strategic positioning. We seek to understand their needs and improve the commercial relationship, which allows us to identify business opportunities and appropriate solutions. At the same time, we work to ensure the best placement of our products on the market. How we engage > Relationship initiatives with our customers aimed at promoting dialogue and the qualified exchange of information; > Participation in and holding of technical and management events, visits and meetings, in addition to satisfaction surveys; > Maintenance of structured service and support channels, including the customer channel portal, the Customer Service (SAC) and the Petrobras technical assistance program. Main concerns and demands of stakeholders > Reliability and predictability in the supply and pricing of products; > Balanced commercial relationships and transparent contractual negotiations; > Accuracy of measurement processes; > Evolution and improvement of the usability of the customer channel; > Advancement of initiatives that support the decarbonization of the value chain, reflecting the growing demand for sustainable and integrated solutions. Stakeholder SCIENTIFIC AND INNOVATION COMMUNITY Why do we engage? To establish new partnerships and associate us with the best partners available. To accelerate technological deliveries and reduce the time to absorb innovations developed in partnership with institutions and universities. This allows us to qualify and promote the development of the national scientific and technological community. In addition, we seek to promote positive social and environmental transformations in society. How we engage > Technological partnerships formalized through cooperation agreements and other instruments; > Public calls for the submission, selection and execution of research projects; > Promotion of internal and external workshops and technical meetings; > Communications by e-mail on strategic topics and topics of interest; > Granting of undergraduate and graduate scholarships, through the financial contribution to the Human Resources Training Program of the ANP (National Petroleum, Natural Gas and Biofuels Agency); > Reception of delegations through the Petrobras Visits Program; > Research at the facilities of the Petrobras Research Center (Cenpes), with the participation of graduate students within the scope of the Residents Program; > Voluntary socio-environmental initiatives, through the Petrobras Socio-Environmental Program, executed by reference institutions and coordinated by representatives of the scientific and academic community, with the provision of scholarships and professional development opportunities. Main concerns and demands of stakeholders > Management and continuity of projects; > New cooperation opportunities; > Engagement with the world-class scientific and technological community. STAKEHOLDER ENGAGEMENT 2 3 4 5 1 SUSTAINABILITY REPORT 2025 22 Stakeholder COMMUNITIES IN COVERAGE AREA Why do we engage? To promote continuous and transparent dialogue with communities, monitoring and addressing possible risks and impacts arising from our operations. We consider the communities’ statements in the implementation of initiatives that aim to drive local development and generate positive socio-environmental transformations in communities. We seek to establish lasting relationships to obtain and maintain the social license to operate. How we engage > Territorial intelligence: periodic socioeconomic diagnostics in the communities where we operate, in addition to studies of the risks and impacts of our activities throughout the entire life cycle of the business to support biennial social responsibility plans in the territories; > Socio-environmental investments, with emphasis on the Petrobras Socio-Environmental Program; > Direct and supportive aid to communities through the Petrobras Volunteer Program and structured corporate donations; > Active listening and community engagement through periodic meetings of community committees, visits to representatives of society in the area of influence of our operations, guided visits to our facilities and lectures, courses and training on topics of community interest; > Integrated communication management and service to communities through the sending of electronic newsletters, WhatsApp groups and the provision of communication channels (such as the SAC 0800, Ombudsman and Reporting Channel); > Training and preparation of communities for emergency situations through training sessions and simulated drills. Main concerns and demands of stakeholders > Odor and noise; > Employability; > Investments in socio-environmental projects. Stakeholder COMPETITORS Why do we engage? To follow market movements and collaborate technically with regulatory bodies to discuss quality issues. And to promote access to the main partnership opportunities in areas of interest to the company, as well as the exchange of knowledge between companies. How we engage > Monitoring of the main players in the global O&G sector, with a focus on trends and similarities in positioning, in addition to prospecting growth opportunities; > Image and reputation surveys, to assess our performance in relation to the competition and allow us to adjust our strategy to improve our position in the market. Main concerns and demands of stakeholders > Regulatory changes; > Issues related to the energy transition. Stakeholder CONSUMERS Why do we engage? To position the company as a diversified and integrated Brazilian energy company, a leader in the just energy transition and committed to the sustainable development of Brazil. We also seek to raise the brand’s reputational indices and build bonds of trust with our stakeholders, through authentic and relevant communication. How we engage > Strengthening dialogue in a consistent and coherent manner with our objectives, with transparency as a value for the communication and brand positioning process; > Amplifying the reach of our messages and dialogues through our digital presence (websites and social media); > Positioning of the company and improvement of image and reputation perception indicators, through advertising campaigns throughout the year; > Reinforcement of Petrobras’ presence and positive impact throughout Brazil, through regional campaigns, highlighting our support for culture, sports and socio-environmental projects; > Support for cultural projects, through the Petrobras Cultural Program; > Support for Brazilian sports, through initiatives such as Time Petrobras (which sponsors the training of high-performance Olympic and Paralympic athletes), support for women’s soccer and some categories of motorsport. Main concerns and demands of stakeholders > Transparency and integrity in business; > Humanization and authenticity of communication; > Integrity and compliance in business; > Efficient organizational management; > Commitment to society and the environment. STAKEHOLDER ENGAGEMENT 2 3 4 5 1 SUSTAINABILITY REPORT 2025 23 Stakeholder TRADE ASSOCIATIONS Why do we engage? To ensure dialogue with entities representing relevant sectors and to ensure the company’s participation in discussion forums. To maintain an appropriate relationship with the communities of influence, with the aim of mitigating risks to the business and identifying opportunities for action in synergy with local and regional vocations. To defend policies and regulations that promote the sustainable growth of the petroleum and energy industry, addressing key topics such as energy security and climate change, in addition to protecting and promoting the company’s reputation through the communication of its environmental, social and governance practices and its contributions to economic and social development with sustainability. To conduct relations with employee representative entities to enable negotiations, mitigate the occurrence of strike movements and labor liabilities, ensuring compliance with national and international legal provisions. How we engage > Relationships with business and employer associations in Brazil and abroad; > Participation in events brings us closer to external entities; > Reception of delegations through the Institutional Visits Program; > Coordination of communication with the union entities representing employees in the Human Resources area, mainly through meetings, presentations and/or interviews; > Maintenance of permanent and continuous dialogue with the unions, investing in transparent and constructive dialogue, to promote cooperation and conflict resolution. Main concerns and demands of stakeholders > Just energy transition; > Plan for sustainable vessel decommissioning projects; > Opportunities for the national industry supporting small and medium-sized enterprises; > Plans for exploration projects in the Equatorial Margin; > Opportunities for the innovation ecosystem; > Opportunities and challenges in the new energies segment; > Funding of the health plan; > Change in the food supply model; > Employee mobility; > Monitoring of the Collective Bargaining Agreement (ACT); > Mental health; > Profit and results sharing; > Diversity; > Frequency, regimes and work models; > Service provision. Stakeholder SUPPLIERS Why do we engage? To increase the competitiveness, quality and performance of suppliers, preserving compliance requirements and expanding the positive impact of the strategic Environmental, Social and Governance (ESG) drivers in the supply chain. This action strengthens our relationship with suppliers, meets the demands of our business plan and promotes sustainability and social responsibility at all levels of our supply chain. How we engage > Actions and communications for the entire supplier base, through the Supplier Channel and targeted e-mail; > Participation in events (fairs, congresses and seminars) with the participation of suppliers and other associated stakeholders; > Promotion of the Best Suppliers Award (annual) – and holding of meetings (monthly); > Supplier Space at the Petrobras booth at congresses and events of the oil and gas segment; > Holding of in-person events in the country to bring us closer to regional suppliers, such as the Supplier Development Meeting; > Hubs for in-person service to suppliers; > Permanent interactions with supplier associations representative for our business (Abimaq, Abespetro, Abeam, among others); > Actions developed within the scope of the Cooperation Agreement maintained with Sebrae (Brazilian Service of Support for Micro and Small Enterprises) for the development of micro and small businesses (training sessions, lectures, etc.); > Encouragement of the disclosure of actions related to climate change, water security and forests; > ESG training through the ESG Journey for suppliers, in addition to webinars and workshops; > ESG questionnaire focused on mapping the engagement of ESG practices; > Integration of social risk analysis in maintenance shutdowns, with a preventive focus on human rights impacts; > Human rights requirements incorporated into supply chain contracts and routines; > Mandatory human rights modules in the onboarding of service providers; > Alignment workshops with supplier representatives and leaders on human rights; > Field inspections and listening on labor topics and accommodation conditions; > Expanded disclosure of complaint and reporting channels, with materials and guidance; > Handling and forwarding of rights complaints/reports in the context of maintenance shutdowns; > Lessons learned and replicability of the model for the preventive management of social risks. Main concerns and demands of stakeholders > Procurement procedures and how to do business with Petrobras; > Operation of supplier registration and qualification; > Procedures for using the relationship and procurement portals; > Dynamics of integrity due diligence assessment; > Supplier performance evaluation; > Prior knowledge of technical specifications and contractual drafts; > Outlook for the procurement of goods and services; > Quality management; > ESG agenda for suppliers. STAKEHOLDER ENGAGEMENT 2 3 4 5 1 SUSTAINABILITY REPORT 2025 24 Stakeholder INVESTORS Why do we engage? To strengthen our relationship with current or potential investors, seeking to establish a greater understanding of and engagement with our activities, actions, initiatives and investment plans. This allows us to manage market expectations regarding results and contribute to the construction and maintenance of the company’s credibility. As a result, we can raise and preserve long-term shareholder value. In addition, dialogue with investors allows us to identify the main market concerns, supporting senior management discussions during the preparation of new strategic plans and the review of processes. How we engage > Meetings (individual or group) with investors and analysts; > Participation in conferences and roadshows in Brazil and abroad; > Petrobras Visits Program, which offers investors the opportunity to learn in loco about our operations and strategic projects; > Presentations at corporate events (quarterly results webcasts and Petrobras Day); > Disclosure of financial, operational and governance information on our investor relations website, including periodic reports, market communications and material facts; > Holding of shareholders’ meetings; > Dedicated service for our investors, by e-mail, in addition to the service provided by the share registrar institution of our shares; > Continuous improvement of our reporting on environmental, social and governance topics. Main concerns and demands of stakeholders > Future production curve and current production; > Monitoring of the gross debt limit established in the Business Plan; > New exploration frontiers, with emphasis on the Equatorial Margin; > Capital allocation and commitment to value generation even in a scenario of low international oil prices; > Monitoring of the investment curve as disclosed in the Business Plan; > Lease reduction in the plan, among other initiatives, to reach the breakeven of USD 59/bbl in 2026; > Investments in lower-profitability segments; > Increase in the processing capacity of the refining park; > Strategy and targets for the mitigation of climate change; > Energy transition/decarbonization and diversification strategy and potential M&A’s; > Corporate governance; > Governance in project approval; > Shareholder remuneration policy; > Industry supply chain. Stakeholder MEDIA Why do we engage? To contribute to building a solid institutional image, and to establish a transparent and effective communication channel with society. To better understand the needs and expectations of society, which allows us to adapt our actions and communications effectively. How we engage > Disclosure of content through Agência Petrobras; > Issuance of communications on business and operations; > Reports on cases of accidents; > Other releases and audiovisual content; > Sending of releases for segmented mailings or story suggestions; > Continuous handling of press demands. Main concerns and demands of stakeholders > Operational and management activities of the company; > Company results; > Future plans of the company. Stakeholder CIVIL SOCIETY ORGANIZATIONS Why do we engage? To consolidate the relationship with society and support socio-environmental initiatives relevant to the oil and gas industry, in the territories where we operate. Our objective is to seek positive socio-environmental transformations and promote sustainable development. In addition, we seek to establish channels of dialogue and collaboration with civil society, promoting transparency, participation and the exchange of information with different stakeholders. How we engage > Through socio-environmental projects, received via public selection or direct choice; > Participation in initiatives and civil society associations in the O&G industry, on social, environmental and governance topics; > Participation in working groups or commissions to develop manuals and standards, conduct research, share best practices and establish joint public commitments; > Dialogue and strengthening of relationships aimed at expanding knowledge about our exploration phase project on the Brazilian Equatorial Margin. Main concerns and demands of stakeholders > Continuity of the company’s support for socio-environmental projects; > Human rights; > Diversity; > Climate change; > Risk of biodiversity loss; > Net positive biodiversity impact; > Risk of water scarcity / water security; > Waste management and circular economy; > Exploration in the Equatorial Margin. STAKEHOLDER ENGAGEMENT 2 3 4 5 1 SUSTAINABILITY REPORT 2025 25 Stakeholder BUSINESS PARTNERS Why do we engage? To ensure the proper operation of partnerships in exploration and production consortia, with the aim of exploring and developing the assets and sharing costs and risks effectively. How we engage > Governance structures of E&P consortia (consortia formed for the exploration and production of hydrocarbons), with the definition of representatives for technical-operational discussions and decisions; > Specific forums where all impacts related to such ventures are addressed; > Compliance with the main international compliance and anti-corruption laws and standards, in addition to Brazilian laws and standards on the topic. Main concerns and demands of stakeholders > Compliance with the standards, resolutions and laws regulated by the ANP (National Petroleum, Natural Gas and Biofuels Agency) and by the CNPE (National Energy Policy Council); > Compliance with the contractual obligations established in the E&P consortia. Stakeholder PUBLIC AUTHORITIES Why do we engage? To promote articulation with the Federal Executive and Legislative Branches to defend and pursue the company’s interests on key topics, through an institutional relationship with the Public Authorities. We also establish partnership and dialogue relationships with the State and Municipal public authorities, with the purpose of monitoring regional public policies and their impact on our operations. To establish effective communication channels with government representatives and represent the company’s interests. We seek to contribute to the formulation of goals shared with the public authorities and identify partnership opportunities aimed at the sustainable development of regions. Additionally, we promote articulation with representatives of foreign governments and multilateral organizations in Brazil and abroad, with the aim of actively defending and pursuing the company’s interests on strategic topics and identifying partnership opportunities that contribute to the fulfillment of our strategic planning. How we engage > Action in accordance with internal regulations (Petrobras Code of Ethical Conduct and other internal regulations, such as the Institutional Relations guidelines and our standard for Interactions with public agents), guided by ethical, clear and transparent principles; > Use of communication channels for relationships and dialogue; > Participation in working groups and programs coordinated by public agencies or by the company itself, as well as meetings of collegiate bodies. Main concerns and demands of stakeholders > Progress in improvements to the exploration and production business environment; > Development of the midstream and downstream market; > Regulation of the natural gas market in Brazil; > Fuel pricing policy; > Energy transition and security; > Exploration in the Equatorial Margin; > Development of the Boaventura Energy Complex; > Decommissioning; > Naval industry; > Resumption of the fertilizer sector; > Socio-environmental investments; > Cultural and sports sponsorships; > Regional development; > Possibility of holding local biddings; > Information on the development of the refining, natural gas and industrial processes area; > Employability; > Compliance with the local content policy. STAKEHOLDER ENGAGEMENT 2 3 4 5 1 SUSTAINABILITY REPORT 2025 26 Stakeholder INTERNAL PUBLIC Why do we engage? We promote the engagement of our employees through a positive work environment, with a healthy organizational climate and labor relations, valuing diversity and aligning them with our values. In this way, we build a healthier, more productive, equitable and inclusive workplace, which attracts and retains talent, enhances creativity and innovation, and strengthens the company’s resilience and efficiency. Our objective is to strengthen the bond with workers, explain the company’s strategies and policies, providing tools for dialogue between leadership and teams. We also seek to increase the sense of belonging and engagement of employees, fostering a work environment based on the company’s values. How we engage > Surveys, with the workforce, such as engagement surveys, climate surveys, benchmarking and internal data, generating indicators and inputs for the company’s management; > Digital interaction in our internal communication channels, enhancing trust through transparency, with the disclosure of relevant information; > Interaction and networking events, aimed at strengthening the sense of belonging and team spirit; > Annual evaluation of employees based on competencies aligned with the company’s values; > Relationship actions to reinforce the bond with the company, such as cultural activities and family visits; > Activities for alignment with the company’s values during the employee experience, especially at the time of admission and in the assignment to leadership roles; > Actions of the Corporate Volunteer Program and the Petrobras Program for Combating Sexual Violence at Work; > Corporate actions based on the result of the internal survey conducted in the previous year. Main concerns and demands of stakeholders > Organizational changes; > Compensation and benefits; > Pension plan; > Health plan; > Hybrid work regime; > Collective Bargaining Agreement (ACT); > Portfolio management (divestments and investments); > Diversity, Equity and Inclusion; > Operational highlights; > Health, Safety and Environment; > Strategy, performance and results; > Opportunities for growth, learning and development; > Environment of trust; > Meaningful and purposeful work; > Work-life balance. STAKEHOLDER ENGAGEMENT 2 3 4 5 1 SUSTAINABILITY REPORT 2025 27 RISK MANAGEMENT MODEL We believe that integrated and proactive risk management is fundamental to delivering safe and sustainable results. Our Enterprise Risk Management Policy is based on fundamental principles, such as respect for life in all its diversity, ethical action and compliance with legal and regulatory requirements, in addition to full alignment with our strategic plan. We manage risks in an integrated manner, with the guidance of risk response actions that consider the possible impacts on our stakeholders and that are aimed at adding and preserving value for shareholders, the continuity of business and the well-being of society. Risk management governance Our corporate risk management area coordinates the entire process, defining an integrated and systemic methodology. This allows us to standardize our analyses and manage responsibilities according to the three lines model. In this model, each group of managers performs a specific role in the governance structure, promoting continuous and integrated activities. The structure involves the Board of Directors, the Executive Board, the Executive Risk Committee, the heads of the organizational structure and all employees, service providers and other parties involved. The identification, assessment and treatment of risks are carried out by the organizational units in the first line (risk owners), in coordination with the corporate risk management area. The monitoring of the management and mitigation of the most severe sustainability-related risks is the responsibility of the Health, Safety and Environment Comittee of the Board of Directors. This committee proposes preventive and corrective actions when necessary, reporting its analyses to the Board of Directors. Some risks, regardless of their origin, are considered strategic and prioritized according to their relevance to meeting the company’s strategic objectives. These risks are reported quarterly to the Executive Risk Committee, the Executive Board, the Statutory Audit Committee and the Board of Directors, ensuring full transparency and monitoring by senior management. As the third line, Internal Audit, a body directly subordinated to the Board of Directors, systematically and independently evaluates our risk management process and recommends improvements. Annually, the Annual Internal Audit Plan is structured based on the company’s risks, objectives and strategies, with prioritization based on several factors, including enterprise risks. The Internal Audit area plans and executes its activities so as to cover the entire scope of the company’s strategic risk management processes. For more information on how Internal Audit uses risk management in its activities, we recommend consulting the Annual Internal Audit Plan (PAINT), on the Petrobras Transparency Portal. Risk identification, assessment and treatment The preparation of our enterprise risk matrix is coordinated by the corporate risk management area and involves all areas of our structure. In this process, we seek to understand our exposure to enterprise risks through the involvement of workers from various specialties. They identify, assess, propose treatment for and report potential risks to our entire organization, covering risks of any nature, including social, environmental and economic. In line with three-lines-based governance, each enterprise risk has a direct responsible party, called the “risk owner”. Considering the dynamic nature of risks, we conduct re-assessments of the enterprise risk matrix at least twice a year. At these times, the risk owners are guided by the second line (corporate risk management area) to revisit their risks, updating information and controls. In addition to the updates requested by the corporate area, employees who act as risk owners have the responsibility of maintaining and promoting the continuous management of the risks under their responsibility, defining, monitoring and controlling the appropriate response. We have systematized tools to promote the identification of risks, regardless of their nature. In recent years, we have improved our catalog of enterprise risk sources, to further expand and broaden the identification of enterprise risks arising from sustainability aspects. This process provides the identification of the enterprise risk, its associated controls, its probability of occurrence and its impact assessment. When combined, these elements result in the assessment of risk severity. The impact assessment considers five dimensions: financial, image and reputation, legal and compliance, environmental and life, and social. This last dimension specifically considers our potential to impact communities, infrastructure, local productive activities and cultural heritage. The risk analysis we conduct allows us to prioritize and direct the efforts related to the action plans necessary to minimize events that may lead to adverse effects and maximize those that may bring benefits. The evolution of the treatment of higher-severity risks, including those related to sustainability, is periodically monitored by the Executive Risk Committee. INTRODUCTION 2 3 4 5 1 SUSTAINABILITY REPORT 2025 28 Enterprise risk appetite The management of enterprise risks, which include threats and opportunities, is fundamental for us to achieve our strategic objectives. To this end, we have defined our risk appetite, that is, the type and total amount of risks we are willing to take in pursuit of our mission and vision. The structure of our appetite is proposed by the Executive Board and approved by Petrobras’ Board of Directors. It encompasses the risks to which we are exposed, the related appetite statements, risk assessment measures, exposure and treatment conditions, monitoring and reporting to senior management, in addition to the roles and responsibilities of each area. Enterprise risks are grouped into three blocks, according to the nature of their origin. For each grouping, we define the structure of enterprise risk appetite and its associated tolerance level. Financial Grouping: we manage our risks in a way that ensures liquidity and seeks a leverage level appropriate to the sector in which we operate, maintaining a level of investment that ensures value generation and remuneration for shareholders in a sustainable manner, always pursuing greater operational efficiency with a focus on cost reduction, without giving up safety and compliance, and controlling our exposure in commercial and banking activities. Compliance, Legal and Regulatory Grouping: we do not tolerate misconduct contrary to the principles described in the Code of Ethical Conduct or non-compliance with our legal and contractual obligations, requiring the same standard of behavior from our workers, partners and suppliers. Operational Grouping: we manage our risks in a way that minimizes operational failures and ensures business continuity, aiming at the achievement of our strategic objectives and constantly seeking the protection of the life, health and safety of our workforce, the communities and other audiences impacted by our operations, as well as the preservation of the environment. Most of the risks that may cause impacts on society, the environment or people’s lives have their consolidated origin in the operational grouping. To exemplify the application of the structure of our risk appetite, we present two enterprise risks associated with sustainability and highly relevant to our stakeholders, whether internal or external. ENTERPRISE RISKS ASSOCIATED WITH SUSTAINABILITY Risk description Probability Impact Load drop resulting from failure in load handling systems/equipment, possibly resulting in multiple fatalities, damage to reputation and operational discontinuity. Very low Very high Volume of oil equivalent in place lower than forecast in the base case due to uncertainties related to the properties affecting such volume, even considering an adequate data acquisition campaign, possibly resulting in lower-than-forecast hydrocarbon production. Low Very high The “Load drop” risk has its probability assessment significantly reduced, considering the treatment carried out in the first line (business management), the culture of continuous improvement in safety and the high level of technology employed in our operational activities. This assessment is aligned with our risk appetite, since we seek to minimize operational failures and also, in a relentless manner, the protection of the life, health and safety of our workforce. With regard to the risk “Volume of equivalent oil in place lower than forecast in the base case”, the probability is low. To deal with this risk, we apply techniques that are a reference in the industry, in view of the awards already received by the company at the Offshore Technology Conference (OTC). We can mention some mitigation actions, such as adjustments to drainage grids, robust strategies for well drilling and data acquisition, as well as the updating of computational reservoir models. The combination of the probability of this risk with its potential impact makes the exposure sufficiently high for senior management to be aware of and participate in the management environment of this risk. As a fundamental part of the risk appetite structure, our management has the responsibility of ensuring the necessary measures for the alignment of this exposure with the company’s risk appetite. Considering the specific condition of our business as an energy company with oil and gas assets, despite the very high exposure, we have appetite for this risk in view of the return that our projects can provide throughout their life cycle, since this appetite is necessary for us to achieve our business objectives. In the treatment stage, the enterprise risks identified and properly assessed at different severity levels are subject to actions that may be of the following types: avoid, reduce, transfer, accept, monitor, research or exploit (only for opportunities) the risk. Risks assessed with a very high, high or medium degree of severity with high impact must not be accepted. RISK MANAGEMENT MODEL 2 3 4 5 1 SUSTAINABILITY REPORT 2025 29 Risk management culture and training We continuously strengthen the risk management philosophy as part of the company’s business culture, promoting training actions adapted to different levels of responsibility and decision-making. In the case of senior management, we maintain the Mandatory Training for Statutory Members (TOPE), applicable upon assumption of office and annually for executive and non-executive directors, including, among its content, the discipline of risk management. In this context, risk management training integrates the set of TOPE topics, with an approach to concepts and practices of corporate risk management, regulatory framework, Enterprise Risk Matrix and corporate reporting. Our attention to training is not limited to executive and non-executive directors. For this reason, we promote training focused on the principles and practices of risk management for different internal audiences. These training sessions are aimed at employees who act as facilitators and multipliers of risk management in the organizational units, who in turn disseminate this knowledge in the first line. In 2025, training sessions and experience-sharing initiatives were held with these facilitators to disseminate risk management practices aimed at addressing enterprise risks, and local risk committees were established in all executive offices, with periodic meetings with the team responsible for corporate risk management (Enterprise Risk Management), expanding the permeability and integration of the process throughout the company’s structure. Incorporation of risk criteria in our business In the context of the execution of investment projects, several studies and documents may be mandatory, such as an assessment of the project’s adherence to our sustainability commitments and to legislation. This includes compliance with social responsibility, safety, environment and health (HSE) and climate requirements, as well as the indication to decisionmakers of the opportunities and risks of the project. The technical analyses of the units responsible for social responsibility, HSE and climate applied to investment projects provide for the preparation of recommendations. These may include, for example, the review of emergency response plans, the monitoring of community occurrences and complaints, as well as the inclusion or modification of clauses in service contracts. In the context of the preparation of the business plan, risk analyses are carried out for CAPEX, production, acquisitions and divestments, capital structure and financeability. These analyses contribute to the definition of the strategic drivers adopted. Complementarily, it may be necessary to apply a risk analysis to support decision-making. This may include a quantitative analysis that, through numerical simulations, assesses the combined effect of the identified risks and other sources of uncertainty on our objectives. Decisions supported by risk management techniques, in addition to qualitative and quantitative analyses, consider the degree of risk aversion of decision-makers, the response actions and a cost-benefit analysis. In this analysis, the costs of the response actions cannot be higher than the expected benefits or the losses avoided. Financial incentives associated with risk management Considering the relevance of certain corporate results to our strategy, we have defined together with the entities representing our employees a collective bargaining agreement for variable compensation. For the year 2025, this variable compensation was established back in 2024, based on metrics that strongly relate to the results of the mitigation actions for enterprise risks associated with sustainability. Among these metrics are operational greenhouse gas emissions and the volume of fresh water withdrawn for our operations. The variable compensation program covers our entire workforce. RISK MANAGEMENT MODEL 2 3 4 5 1 SUSTAINABILITY REPORT 2025 30 Main risk events and respective treatments associated with material sustainability topics Based on the enterprise risks identified and registered in our enterprise risk matrix, we highlight, in a synthetic and non-exhaustive manner, some of the main events and risk factors related to material sustainability topics that may affect our performance, including in the long term. Corporate indicators, top company metrics or indicators and targets described in our 2050 Strategic Plan and 2026-2030 Business Plan related to the material topics and the associated risk factors are also mentioned. Some of these indicators are associated with financial incentives for our employees, promoting alignment between the risk management culture and the execution of the business strategy. We bring a summary of the treatments related to these risks, which will be detailed throughout the report, in following table. Information on risk factors can be found in our Reference Form Material topic Main associated risk events and factors Risk treatment Corporate indicators and targets Indicators that impact executive compensation Occupational safety, health and well-being Changes in the interpretation of environmental, health and safety regulations. Divergences between standards and laws related to environmental, health and safety topics. Risks to employee health, whether due to sanitary issues or diseases. Risks in the transportation of cargo and passengers to serve the company’s operations. We address the risks of changes in the interpretation of environmental, health and safety regulations, and divergences between standards and laws related to these topics, with robust management aligned with best practices. We constantly monitor the health of our employees, preventing sanitary issues and diseases, and we ensure safety in the transportation of cargo and passengers with rigorous audits and corporate standards. Our commitment is to protect life, the environment and ensure safe and efficient operations. > Implement 100% of the commitments of the un global compact’s mind in focus movement by 2030 > Implement 100% of the strategic objectives of the who global action plan on physical activity in the business context by 2030 > Indicator of commitment to people’s safety (ICSP)1 > Zero fatality ambition > Human rights due diligence of relevant suppliers > HSE (health, safety and environment) management assessment index > Commitment to life program Corporate policies and guidelines Social Responsibility Policy Human Rights Guidelines Diversity, Equity and Inclusion Policy Guideline for the Prevention and Combat of Discrimination, Moral Harassment and Sexual Violence Petrobras’ Position on Diversity and Combat of Harassment and Discrimination Health, Safety And Environment Policy Code of Ethical Conduct for Suppliers 1 The Serious Injury Rate (TAG), which joined the Total Recordable Injury Rate (TRIR) metric in the Indicator of Commitment to People’s Safety (ICSP) RISK MANAGEMENT MODEL 2 3 4 5 1 RISK MANAGEMENT MODEL SUSTAINABILITY REPORT 2025 31 Material topic Main associated risk events and factors Risk treatment Corporate indicators and targets Indicators that impact executive compensation Economic impacts Divergent interpretations of tax legislation or changes in tax law. Possibility of revisions of guidelines related to the portfolio, strategic plan and decisions on the management of our operations and investments. Changes in our commercial strategy for the definition of fuel prices. To address the risks of divergent interpretations of tax legislation or changes in the law, we maintain ethical and transparent tax management, ensuring compliance and avoiding losses to us and to society. We continuously review our guidelines related to the portfolio and strategic plan, aligning our operations and investments with sustainable practices. The commercial strategy follows the guideline for the pricing of petroleum products and natural gas in the domestic market of our board of directors, by which we must seek the generation of value for the company in a sustainable manner, through the practice of competitive prices and in balance with the national and international markets. Additionally, we avoid the pass-through of the cyclical volatility of the international market and the exchange rate to domestic prices, while preserving a healthy competitive environment in accordance with current legislation. > Free Cash Flow Indicator (FCF) > Net Present Value Indicator (NPV) > Percentile of Dow Jones Best in Class Tax Strategy Criteria > Relative position of Petrobras in the percentile of criteria managed by DFINRI of Dow Jones Corporate policies and guidelines Tax Policy 2 3 4 5 1 SUSTAINABILITY REPORT 2025 32 Material topic Main associated risk events and factors Risk treatment Corporate indicators and targets Indicators that impact executive compensation Process accident prevention and management Safety, environmental and health risks in our operations and facilities, such as oil spills, product leaks, fires and explosions.2 Intentional acts, such as clandestine tapping, crime, theft, sabotage, road blockades and protests. In our operations, we address safety, environmental and health risks with inspections, maintenance and equipment integrity, in addition to training and process control. For intentional acts, such as clandestine tapping and sabotage, we intensify communication with communities, improve technologies and strengthen partnerships with public security bodies. These actions aim to prevent incidents, mitigate impacts and ensure the safety of our operations and facilities. >Environmental commitment indicator (ICMA)3 >Zero Spill Ambition >Indicator of commitment to people’s safety (ICSP)4 > HSE management assessment index > Index of monitoring of risk analysis recommendations > Index of compliance with inspection recommendations for objects operating with high-risk-potential fluids or critical for operational safety > Index of compliance with inspection recommendations > Environmental commitment indicator > Safety performance index > Innovation in safety > Blowout response readiness indicator > HSE managerial inspections index > Facilities integrity indicator > Strategic initiatives for the reduction of risk exposure > Well safety and integrity index Corporate policies and guidelines Health, Safety and Environment Policy 2 The occurrence of one of these events, or other related incidents, may result in impacts on the health of our workforce and/or communities in the area of operation, fatalities and environmental damage 3 The Environmental Commitment Indicator (ICMA) is currently represented by the volume of oil and oil products spilled in occurrences with a volume above one barrel (0.15m3) that have reached water bodies or non-impermeabilized soil not (VAZO). 4 The Indicator of Commitment to People’s Safety (ICSP) is currently composed of the Total Recordable Injury Rate (TRIR) and the Serious Injury Rate (TAG). RISK MANAGEMENT MODEL 2 3 4 5 1 SUSTAINABILITY REPORT 2025 33 Material topic Main associated risk events and factors Risk treatment Corporate indicators and targets Indicators that impact executive compensation Climate resilience, GHG emissions and other gases Increased demand for low-carbon energy and products, together with a preference for fossil products with lower ghg intensity in production processes. Non-implementation or implementation of technologies that are not very effective or not very cost-effective for the reduction of GHG emissions of our operations and products. Stricter environmental regulations5 Stricter regulatory requirements regarding the control of ghg emissions, including the regulation of the carbon market in Brazil. Failure to meet climate commitments, perception of lack of transparency and/or acquisition of carbon credits of low quality or integrity. Extreme weather events and changes in climate patterns. We have defined a relevant share of low-carbon investments in the total research, development and innovation (RD&I) portfolio We carry out portfolio resilience analyses. We are expanding the production and marketing of low-carbon fuels and products. We comply with strict environmental regulations, and we seek technological and process improvements to ensure the sustainability and competitiveness of our products and operations. We participate in technical and strategic discussions related to potential regulations and demands from external bodies. We make investments to reduce operational emissions We seek to reinforce governance by structuring robust processes for the acquisition of carbon credits and by carrying out continuous monitoring of carbon performance at different levels. As for transparency, we disclose our strategies and position in the face of climate change and the energy transition, strengthening dialogue with our stakeholders Development of actions for the resilience and adaptation of assets to extreme weather events > 30% reduction in operational absolute GHG emissions > GHG intensity E&P: 15kgco2e/boe in 2030 > GHG intensity refining: 30kgco2e/cwt in 2030 > Zero routine flaring by 2030 > Methane emissions intensity from upstream: 0.20 By 2030 > Netzero 2050 ambition 2050 > Progress in the realization of the low-carbon portfolio > Implementation index of the mitigation portfolio > Percentile in the climate strategies criterion of the dow jones sustainability best in class > Indicator of compliance with greenhouse gas targets > Greenhouse gas emissions intensity Corporate policies and guidelines Health, Safety and Environment Policy Social Responsibility Policy Business integrity Risk that executive officers, managers, employees, contractors or any person doing business with petrobras may engage in actions incompatible with ethical principles and rules of conduct. Violations of personal data protection laws. Failures in internal controls. Ethical and social risks associated with the adoption of new technologies based on artificial intelligence. We address the risks of actions incompatible with ethical principles and rules of conduct through our compliance program, which prevents, detects and remedies misconduct. We protect personal data with a dedicated structure and data loss prevention technology. We strengthen our internal controls and processes by carrying out periodic audits. In addition, we adopt new artificial intelligence technologies in an ethical manner, analyzing their impacts and establishing internal guidelines. We strengthen our governance model, through the promotion of diversity, equity and inclusion. We train suppliers in sustainable practices, human rights and other strategic topics. > 100% of relevant suppliers trained in integrity and/or privacy by 2030 > Assess, in 100% of contracts in strategic categories, the expansion of ESG requirements, by 2028 > Achieve, by 2026, a minimum of 30% women in positions in statutory bodies of petrobras’ nominations in its equity holdings > Achieve, by 2028, a minimum of 20% of self-declared black people in positions in statutory bodies of petrobras’ nominations in its equity holdings > Assessment of the maturity level of suppliers > Information security efficiency indicator >Indicator of strategic information security initiatives > Strategic project management of the general internal affairs office > Privacy and personal data protection indicator Corporate policies and guideliness Corporate Governance Guidelines Code of Ethical Conduct for Suppliers 5 Risk factor that also impacts other material topics (E.g.: Biodiversity, Waste Management and Decommissioning, etc.) RISK MANAGEMENT MODEL 2 3 4 5 1 SUSTAINABILITY REPORT 2025 34 Material topic Main associated risk events and factors Risk treatment Corporate indicators and targets Indicators that impact executive compensation Engagement in public policies, advocacy and financial support Impossibility of guaranteeing the fulfillment of the expectations of all stakeholders6, despite our proactive role in the development of public policies. Federal regulatory proposals that may affect the company’s interests. Through dialogue with our stakeholders, we seek to obtain consensus on issues or public policies that impact our business. Our action takes place directly through participation in public hearings and consultations, commissions, meetings or working groups promoted by the various spheres of the public authorities, and indirectly through the associations or representative entities of which we are part. The monitoring of laws and subordinate regulations, as well as discussions regarding their impact on the business is also part of our action, which is guided by transparency, legitimacy and ethics. As established in our code of ethical conduct, we undertake commitment not to provide support or contribution to political party campaigns or candidates for elective offices. To be among the three best-ranked O&G companies in the human rights ranking by 20307 > Number of human rights due diligence actions carried out in operations > Number of community committee meetings held > Total of relevant suppliers assessed through integrity due diligence (ddi) with a focus on human rights > Indicator of gender and racial diversity in petrobras’ nominations for positions of incumbents in statutory bodies of the petrobras system parent company. > Women in leadership and black people in management leadership positions managerial Corporate policies and guidelines Human Rights Guidelines Social Responsibility Policy Guidelines on Involuntary Displacement of People and Communities Petrobras Human Rights Damage Reparation Guideline Diversity, Equity and Inclusion Policy 2050 Strategic Plan and 2026-2030 Business Plan Code of Ethical Conduct for Suppliers 6 Risk factor that is also related to other material topics. 7 No Corporate Human Rights Benchmark (CHRB). RISK MANAGEMENT MODEL 2 3 4 5 1 SUSTAINABILITY REPORT 2025 35 Material topic Main associated risk events and factors Risk treatment Corporate indicators and targets Indicators that impact executive compensation Labor practices and equal opportunities Risk of violation of labor legislation by our suppliers. Occurrence of cases of human rights violations, a risk that exists in all environments where there is human interaction, including the company and suppliers. Impossibility of guaranteeing the selection of employees with previously developed qualifications, experience and competencies in the market. Obligations related to participation in the funding of the health plan and the possibility of contributions additionally related to supplementary pension. To address the risk of violation of labor legislation by our suppliers, we require compliance with labor, social security and FGTS obligations, making deductions in measurements and applying fines in the event of non-compliance, as provided for in the contracts. In 2024, we inserted into our standard service contract draft the new human rights clause, encouraging our supplier chain regarding respect for and promotion of human rights. To mitigate the occurrence of human rights violations, we make a reporting channel available. We promote diversity, equity and inclusion actions. To ensure the selection of qualified employees, we conduct rigorous public selection processes and invest in continuous training and development programs. As for the obligations related to the health plan and supplementary pension, we offer a comprehensive health plan and sponsor post-employment benefit plans, maintaining a balanced funding ratio and providing for additional contributions when necessary. > Human rights (HR) due diligence in 100% of our operations >100% of the workforce trained in HR > Achieve the target of having 26% women and 26% black people in leadership positions by 2030 > To be among the three best-ranked O&G companies in the human rights ranking by 2030 > Ensure, by 2030, the closure of investigations of sexual violence with an average term of 60 days > Implement human rights due diligence in 100% of our relevant suppliers by 2030 > Total of relevant suppliers assessed through integrity due diligence (DDI) with a focus on human rights > Indicator of gender and racial diversity in petrobras’ nominations for positions of incumbents in statutory bodies of the petrobras system parent company > Women in leadership and black people in management leadership positions managerial > Average of petrobras’ relative position in the social dimension of the dow jones sustainability index, in the criteria of the HR > Achievement of mental health promotion actions > Deliveries of training and development programs made available by petrobras university to the entire company Corporate policies and guidelines Human Rights Guidelines Social Responsibility Policy Guidelines on Involuntary Displacement of People and Communities Petrobras Human Rights Damage Reparation Guideline Guideline on the Protection of Victims of Violence at Work Whistleblower Protection Guideline Diversity, Equity and Inclusion Policy 2050 Strategic Plan and 2026-2030 Business Plan Code of Ethical Conduct for Suppliers RISK MANAGEMENT MODEL 2 3 4 5 1 SUSTAINABILITY REPORT 2025 36 Material topic Main associated risk events and factors Risk treatment Corporate indicators and targets Indicators that impact executive compensation Local and traditional communities Communities may be negatively affected by our projects and operations, especially in relation to human rights. We operate in locations exposed to a wide range of issues related to political, social and economic instability. Potential impacts, mainly on artisanal fishing and tourism in the event of a spill accident related to offshore oil and gas exploration activities; injuries in the event of accidents in operational activities; disturbances due to labor migration in large investment projects or in major maintenance shutdowns. Threats that may compromise the safety of people, facilities and the company’s business. To address the risks to communities and to human rights, we conduct socioeconomic diagnostics, human rights due diligence, public hearings, social communication programs, maintain dialogue and implement plans with continuous relationship actions with communities. We mitigate and avoid negative impacts and enhance positive ones. In the case of the potential for product spills, we implement prevention, monitoring and offset measures, in addition to environmental education programs. To minimize disruptions in large projects, we encourage the hiring of local labor, carry out actions to prevent discrimination and harassment and address the specific social risks for each territory. We use intelligence analyses and technological resources in the security area to identify and prevent threats to people and facilities, ensuring the protection and continuity of operations. We carry out training for action in emergency situations and promote simulated drills involving communities to disseminate our safety practices. > Provide a return to society of at least 150% of the amount invested in voluntary socio-environmental projects by 20308 > To be among the three best-ranked O&G companies in the human rights ranking by 20309 > Number of socio-environmental projects assessed > Number of people trained in the Autonomy and Income Program > Number of human rights due diligence actions carried out in operations > Number of community committee meetings held Corporate policies and guidelines Human Rights Guidelines Social Responsibility Policy Guidelines on Involuntary Displacement of People and Communities Social Responsibility: Actions for a Better World 8 By project, measurable (over a three-year period. 9 In the Corporate Human Rights Benchmark (CHRB). RISK MANAGEMENT MODEL 2 3 4 5 1 SUSTAINABILITY REPORT 2025 37 Material topic Main associated risk events and factors Risk treatment Corporate indicators and targets Indicators that impact executive compensation Waste management and sustainable decommissioning Closure and decommissioning activities may cause impacts on the environment and on the communities located in the area of influence of the asset sites. Divergences in interpretation related to the monitoring and decommissioning of assets. Risk of the presence of fouling species, native or invasive, on the hull of floating platforms in decommissioning, with the potential for bioinvasion of sensitive areas on the navigation route to the destination on the coast. Our activities generate solid waste that may contain mixtures of hazardous and non-hazardous substances and, therefore, despite all efforts for proper management, may be sources of potential adverse impacts on human health and the environment, such as soil pollution and pollution of surface or underground water sources due to inadequate disposal, or the reduction in the useful life of landfills due to the disposal of waste that could be subject to recycling, recovery and reuse (rrr), reducing the landfill area available for the disposal of those tailings that do not have a technically and/or economically viable rrr route. We follow strict safety standards, conduct multidisciplinary analyses and adopt measures to avoid divergences of interpretation in the monitoring and decommissioning of assets, ensuring transparency and compliance with regulations. To mitigate the risk of bio-invasion by fouling species on the hull of floating platforms, we plot navigation routes that avoid sensitive areas, prioritizing routes through deep zones far from the coast, thus minimizing environmental impacts. Waste management encompassing measures for the proper management of solid waste throughout the life cycle of our businesses, including circular economy practices, which seek to prevent the generation, reduction, reuse, recycling and treatment of hazardous and non-hazardous waste and the environmentally appropriate disposal of tailings, with the objective of valuing materials and resources and avoiding or mitigating possible impacts on the environment and human health. > 30% reduction in the generation of processed solid waste by 203010 > Allocation of 80% of processed solid waste to reuse, recycling and recovery routes by 203010 > Hazardous process solid waste generated (RSPGP) > Non-hazardous process solid waste generated (RSNPGP) > Hazardous Solid Waste Destined for non-RRR routes (RSPD NRRR) > Non-Hazardous Solid Waste Destined for non-RRR routes (RSNPD NRRR) > E&P facilities sanitary risk management index > Development of supply with more sustainable raw materials > Environmental conditions in compliance index > Hazardous solid waste generated Corporate policies and guidelines Code of Ethical Conduct for Suppliers Health, Safety and Environment Policy Biodiversity Risks and impacts on biodiversity related to the life cycle of our activities. Risks and impacts on fauna, human health and operational safety. Accidents that result in releases of hydrocarbons and chemicals into the sea. We avoid and minimize impacts, and, when not possible, we recover and/or offset residual impacts, in line with the mitigation hierarchy, throughout the life cycle of projects. We carry out environmental protection and restoration programs and projects, contributing to the conservation and improvement of biodiversity and ecosystem services, especially in areas relevant to biodiversity in terrestrial and mainly oceanic environments, due to the greater activity in this biome. > 100% of our facilities with biodiversity action plans by 2025 > Net positive impact on vegetated areas by 2030 > 30% increase in biodiversity conservation efforts by 2030 > Protected areas (in hectares) with strengthened management through the actions of socio-environmental projects focused on the conservation of forests and biodiversity Corporate policies and guidelines Health, Safety and Environment Policy Social Responsibility Policy 10 Reference year: 2021 RISK MANAGEMENT MODEL 2 3 4 5 1 SUSTAINABILITY REPORT 2025 38 Material topic Main associated risk events and factors Risk treatment Corporate indicators and targets Indicators that impact executive compensation Water and effluents Water scarcity events. Difficulty in obtaining or maintaining grants of water resource use rights. To address the risks of water scarcity events, we developed the water scarcity risk index (IREH), which assesses the susceptibility of our operating units to water scarcity and other factors. We implement mitigation and risk management actions, directing detailed water availability studies to important locations. As for the difficulty in obtaining or maintaining grants of water resource use rights, we strictly follow the regulations and conditions established by environmental bodies, continuously investing in the assessment of impacts and the fulfillment of legal requirements to ensure the continuity of our operations. > 40% reduction in our freshwater withdrawal by 203011 > Fresh water withdrawn (ADC) > Volume of fresh water withdrawn Corporate policies and guidelines Health, Safety and Environment Policy 11 Reference year: 2021. Business segments that were not part of our portfolio in 2021 (Fertilizers and BioQAV) are not within the scope of the commitment. RISK MANAGEMENT MODEL 2 3 4 5 1 SUSTAINABILITY REPORT 2025 39 Emerging risks Emerging risks are new long-term risks, arising from external factors, in which we identify the potential for significant impact across a large part of our operations. These risks may require adaptations to our strategy and continuous monitoring. We highlight below some highly relevant emerging risks and the measures being taken to mitigate these future risks. Evolution of geoeconomic confrontations (sanctions, tariffs and trade restrictions) Despite the interconnection of economies built over recent decades, the international environment has evolved towards a dynamic of fragmentation and competition, in which economic instruments (tariffs, taxes, sanctions, export/import controls, investment restrictions and regulatory barriers) are increasingly used as strategic tools. Due to the growing volatility of international relations, oil and gas companies become vulnerable to a series of disruptions that may affect their operation and profitability. Simultaneous (or chained) shocks in costs, deadlines, logistical availability, market access and macroeconomic volatility may impair the predictability for business decision-making. Potential impacts > Greater volatility in oil and oil product prices, resulting from sanctions and geopolitical shocks, as well as from OPEC decisions to reduce or increase supply, with effects on revenues, margins and planning capacity; > Possible delays or interruptions in the supply chain and significant cost increases may have an adverse effect on project implementation and on the company’s operational routine; > Changes in government policies and regulations in response to geopolitical tensions may create a more restrictive regulatory environment, impacting our operation and our strategy; > Instability in import and export commercial operations due, for example, to customs delays, increased freight costs and blockages on logistical routes; > Sudden and transitory imbalance between the company’s revenues and expenses; > Expansion of domestic policies aimed at energy security, with the expansion of strategic stocks and acceleration of alternative sources to fossil fuels, as a way to strengthen the bargaining power of countries with oil deficits. Mitigation measures > Promotion of assets and market diversification through the expansion of operations to different geographic regions and markets, aiming to reduce dependence on a single country or region and, thus, benefit the company with opportunities in areas of lower geopolitical risk; > Continuous analysis of geopolitical scenarios through a system for monitoring geopolitical conditions in key regions, including the use of artificial intelligence in this process. This involves the assessment of political, economic and social trends that may impact our operations; > Studies by the Center of Excellence in Supplier Market Risk Analysis, which acts proactively in the identification, monitoring and mitigation of risks associated with the supply chain, with special attention to the unfolding of the global geopolitical context; > Active participation in energy industry forums and associations, aiming to promote favorable policies and influence decisions that may impact our operation, including engagement with governments and nongovernmental organizations; > Maintenance of a crisis management system and contingency plans, in order to develop and maintain robust plans to respond quickly to geopolitical crises, such as sanctions, conflicts or regulatory changes; > Presence of traders and market intelligence analysts in companies abroad, aiming to prospect new markets and search for alternative suppliers or markets, if necessary, and to identify risks and opportunities arising from economic disputes between countries; > Monitoring of the company’s cash flow; > Monitoring of financing sources, aiming at the maintenance of a portfolio of possible credit lines; > Maintenance of investments in physical and cyber security, aiming to protect physical assets and sensitive information against external threats, which may be intensified in unstable geopolitical environments. RISK MANAGEMENT MODEL 2 3 4 5 1 SUSTAINABILITY REPORT 2025 40 Challenges to the safety and responsible use of Artificial Intelligence The strong appreciation of the use of artificial intelligence (AI) has led to the adoption of technologies without proper risk assessment in business activities. This is due to the fact that there is a pace adjustment to be achieved between workers, who continuously seek to improve their productivity for the benefit of the business and organizations, which are still implementing the necessary governance to face the new scenarios. The use of artificial intelligence systems without proper risk assessment may lead to adverse effects that include incorrect decisions due to failures in the results presented by AI applications, leakage of sensitive information, intellectual property violations, loss of data integrity and, potentially, even operational impacts due to undue autonomous decisions. The accelerated advancement of technology also poses risks, as threats are evolving faster than mitigation mechanisms. Advanced techniques for committing fraud, complex cyberattack mechanisms and the evolution of personal assistants represent significant challenges. Potential impacts > Loss of confidentiality, integrity or availability of corporate information affecting our operations or even causing operational interruptions; > Privacy violation, through the collection and analysis of personal data without proper consent; > Improper exposure of sensitive corporate information and personal data, through leakage, disclosure or unauthorized use; > Creation of false or misleading information, which may manipulate public opinion about us, cause damage to our reputation and influence the decisions of our stakeholders in a negative manner; > Non-compliance with new regulations at the national and international levels may result in fines or legal sanctions, as well as impacts on our image and reputation, affecting our operating and financial results; > Negative impacts on our operations or even operational interruptions. Mitigation measures > Technological solutions for monitoring information output channels; > Provision of an internal version of AI (ChatPetrobras) for use with corporate information, ensuring greater security and control; > Awareness, training and literacy on the responsible development and use of AI within Petrobras; > Improvement of corporate AI governance, with the establishment of formal structures, processes and responsibilities to guide the safe and ethical use of the technology, in compliance with the company’s risk management system; > Integration of structured risk assessments into the life cycle of AI applications, through specific corporate instruments that allow classification, impact analysis and the definition of treatments proportional to the level of severity identified; > Security analyses on the network, in systems and databases considered critical for the identification of vulnerabilities; > Cybersecurity solutions for the protection of our information and our digital ecosystem. RISK MANAGEMENT MODEL 2 3 4 5 1 SUSTAINABILITY REPORT 2025 41 ECONOMIC IMPACTS GRI 2-6, 11.14.1, 11.14.2, 11.14.3, 11.14.4, 11.14.5, 11.14.6, 11.21.1, 1.21.2, 11.21.3, 11.21.4, 11.21.5, 11.21.6, 11.21.7, 11.21.8 Due to the size of our business and the scope of our value chain, we generate relevant economic impacts, especially on the Brazilian economy. The material topic “Economic impacts” encompasses the consequences related to the payment of taxes, royalties, salaries and suppliers, distribution of dividends, as well as their effects at the local, national and global levels. It includes impacts such as the multiplier effect on the economy, social transformations and improvements in infrastructure resulting from these payments. It also considers the effects on the business, the market and the value chain, resulting from vulnerability to commodity prices, variations in production and demand, pricing policies adopted, and investments and divestments in companies and assets. It encompasses aspects of tax approach, tax compliance and accountability for payments to governments. It highlights responsibility and attention to the supply chain, especially actions aimed at small suppliers and the expansion of local suppliers. It also covers the role in the development of the industrial sector, in the promotion of technical innovations and in the potential for generating ripple effects. Investments, mergers and acquisitions The oil and gas (O&G) sector is capital intensive, that is, it requires large financial investments. We review our investment portfolio annually as part of the process of preparing the business plan for the five-year period. In the 2026-2030 Business Plan, we disclosed that we plan to invest USD 109 billion over the next five years, with USD 91 billion in projects in the implementation portfolio and USD 18 billion in the portfolio under assessment, composed of opportunities with a lower degree of maturity. These resources will be applied to orders for goods and services to modernize and expand our production capacity. This is fundamental to ensuring our future, fulfilling production and efficiency targets. In addition, these investments generate a multiplier process of income and employment, especially in the Brazilian economy, where most of the resources will be applied. We also highlight the essential role of our products as inputs for economic growth. We produce the energy needed for the expansion of agriculture, industry and services, in addition to ensuring mobility, heat and electricity for society. Our activity generates positive impacts in the communities where we operate through the creation of jobs, income and taxes. An alternative to direct investments is mergers and acquisitions, which involve active portfolio management to strengthen our action in strategic segments, as defined in the 2050 Strategic Plan and the 2026-2030 Business Plan. Until March 17, 2026, we reached the following milestones in the scope of mergers and acquisitions: > We informed Petronas Petróleo Brasil Ltda., as partner and operator of the Tartaruga Verde and Espadarte Module III fields, located in the Campos Basin, of our decision to exercise the right of first refusal to acquire the 50% interests in those assets currently owned by Petronas. Upon completion of the transaction, we will once again hold 100% interest in the assets, remaining as the operator. The completion of the transaction is subject to the fulfillment of conditions precedent provided for in the purchase and sale agreement, including approval by the National Petroleum, Natural Gas and Biofuels Agency (ANP); INTRODUCTION > Signing of an agreement for the establishment of a strategic partnership in the renewable generation segment, through the acquisition of 49.99% of Lightsource bp’s subsidiaries in Brazil. The partnership will be structured as a joint venture, with shared management between Petrobras and Lightsource bp. On January 22, 2026, the Administrative Council for Economic Defense (CADE) approved the joint venture without restrictions. The closing of the transaction is subject to the conditions defined in the agreement; > Conclusion of the transfer of Petrobras’ entire interest in the Cherne and Bagre fields, located in shallow waters in the Campos Basin, in the state of Rio de Janeiro; > We expanded our operations in the Campos Basin through the acquisition of 100% of a portion of the ring-fence of the Argonauta Field (Concession BC-10), held by Shell (Shell Brasil Petróleo Ltda.), ONGC (ONGC Campos Ltda.) and Brava (Enauta Petróleo e Gás Ltda.). The acquired portion holds 0.86% of the Jubarte pre-salt shared deposit (“Jubarte Shared Deposit”), related to the Production Individualization Agreement (“AIP”) effective since August 1, 2025. Upon completion of the transaction, Petrobras will hold 98.11% participation in the Jubarte Shared Deposit, while the Union, represented by Pré-Sal Petróleo S.A. (“PPSA”), will maintain its 1.89% participation related to the extension of the deposit in non-contracted areas. The completion of the transaction is subject to the fulfillment of conditions precedent provided for in the purchase and sale agreement, including approval by the National Agency of Petroleum, Natural Gas and Biofuels (ANP) and the Administrative Council for Economic Defense (CADE). 2 3 4 5 1 SUSTAINABILITY REPORT 2025 42 In 2025, Transpetro operated 26 Brazilian-flagged vessels, while Transpetro International BV (TI BV) operated seven vessels. In total, the company’s fleet has 33 vessels, with an average age of 10.73 years and a deadweight tonnage of approximately 3.2 million tons. With the aim of expanding our competitiveness and contributing to the repositioning of Brazil in the naval strategy for the logistics of oil, oil products and lowcarbon products, the acquisition of 25 new vessels for the Petrobras System’s own fleet, operated by Transpetro, is foreseen. Of these, 16 vessels are already included in our strategic plan, while the other nine are under assessment. The new vessels will be used mainly in cabotage, primarily serving our logistical demand. The vessels are specified with a focus on superior environmental performance, with the potential for a reduction of up to 30% in greenhouse gas emissions compared to the fleet currently in operation, in line with corporate decarbonization and energy transition commitments. The program will expand Transpetro’s fleet by approximately 60%, while at the same time promoting relevant gains in energy and logistical efficiency for the Petrobras System, adding value, operational safety and return for shareholders. In addition to this program, Transpetro concluded the contracting of nine high-technology dynamic positioning (Dynamic Position - DP) Suezmax vessels, intended for the expansion of the offloading capacity of the Petrobras System’s platforms. The new vessels will bring greater energy efficiency and lower gas emissions, reinforcing our sustainable growth strategy. Transpetro will be responsible for the operation of two of these Suezmax DP2 vessels, with a 100% Brazilian crew, marking the resumption of DP vessel operations by the company and contributing to the generation of qualified jobs, the strengthening of the national workforce and the retention of income in the country. ECONOMIC IMPACTS Input-Output Methodology Calculation of direct and indirect jobs Our methodology uses internal data from integrated project management to complement the information from the input-output matrix developed by the Federal University of Rio de Janeiro (UFRJ). We work with government agencies, public banks and sectoral entities to unify the methodology adopted in the assessment of the impact of investment projects in the sectors in which we operate. Among the tools used as input, the panel of the National Confederation of Industry (CNI) stands out, which has a simulator of the impact of oil production in the Equatorial Margin on job generation, royalties paid and sectoral gains within several scenarios of production volume, oil price and exchange rate. Since 2024 we have started to incorporate the calculation of economic impact in our strategic plan. We estimate that the investments foreseen in the 2026-2030 Business Plan can generate 311 thousand jobs over the period. In 2025, we estimate that the investments of the E&P segment, which totaled USD 17.01 billion, sustained 194 thousand jobs in the country through local acquisitions and their effects on the supply chain. Economic impact of investments in exploration and production We have internally developed a methodology called input-output to calculate the generation and sustainability of direct and indirect jobs related to investments in exploration and production. Investments create direct jobs in the implementation of projects and indirect jobs in the manufacture of equipment and components and the provision of services for the entire supply chain involved. 2 3 4 5 1 SUSTAINABILITY REPORT 2025 43 Price formation On May 15, 2023, our Executive Board approved the commercial strategy for setting gasoline and diesel prices. This strategy is aligned with the Guideline for the Pricing of Petroleum Products and Natural Gas in the Domestic Market (available for consultation on our Investor Relations website). The premise is to offer competitive prices by region, balancing the national and international markets. This strategy allows us to compete efficiently, considering our market share and optimizing our refining assets, always preserving the company’s financial sustainability. Pricing uses as a reference: (a) the customer’s alternative cost, that is, the price of the main options available in the market, which must be prioritized in pricing, and (b) the marginal value for Petrobras, based on the opportunity costs of the company’s various alternatives, such as production, import and export of the product or oils used in refining. Aware of the importance of our products to Brazilian society, we seek to avoid the immediate pass-through of short-term fluctuations in the international market and the exchange rate. At the same time, we preserve a healthy competitive environment in compliance with current legislation. The guideline reaffirmed the competence of the Executive Board in the execution of pricing policies. It prioritizes the company’s economic result, seeking to maximize value generation, and incorporates additional supervision by the Board of Directors and the Fiscal Council. Information on the taxation of our products can be found in our Tax Report It is also important to differentiate Petrobras’ sales price to distributors from that perceived by the final consumer. The price at refineries and terminals represents only a portion of the value charged at retail stations. Until the fuel reaches the consumer, taxes, costs related to the mandatory blending of anhydrous ethanol in gasoline and biodiesel in diesel are added, in addition to the margins of distributors and resellers. Each portion has its own pricing dynamics, without our influence. Historically, the tax burden is the main factor that impacts the final price of fuels. ECONOMIC IMPACTS 2 3 4 5 1 ECONOMIC IMPACTS SUSTAINABILITY REPORT 2025 44 SOCIO-ENVIRONMENTAL PROJECTS (CONSOLIDATED DATA IN BRL MILLION) DISTRIBUTION OF VALUE ADDED (CONSOLIDATED DATA IN BRL MILLION) Information about environmental monitoring programs and projects in environmental licensing processes can be found in the Biodiversity chapter BRL 480 Voluntary socio-environmental projects Value to be distributed BRL 385,654 BRL 749,557 BRL -292,210 BRL -84,388 BRL 12,695 Distributed value BRL 435 Cultural, sports and business, science and technology projects BRL 730 Environmental monitoring programs and projects in environmental licensing processes BRL 228 Socio-economic impact mitigation and offset projects BRL 4 Donations Investments in the community BRL1,877bi * Includes the value of retained earnings in the company’s shareholders’ equity in the total of BRL 68,893 million. Revenues Inputs acquired from third parties Depreciation, depletion and amortization Value received in transfer Value added to be distributed BRL 385,654 BRL 46,406 BRL 207,791 BRL 20,852 BRL 110,605 Direct compensation (personnel and managers) Taxes and government participations Financial institutions and suppliers Shareholders (including retained earnings)* Total value added distributed Distribution of value added In 2025, we distributed BRL 385.7 billion in value added. Through our activities, we distributed resources to our employees, federal, state and municipal governments (via taxes, royalties and special participation), financial institutions, suppliers and shareholders. In addition, we make other contributions to society, such as voluntary socio-environmental projects, donations and environmental monitoring and impact mitigation initiatives. Details of the Statement of Value Added can be found in the Financial Statements 2 3 4 5 1 SUSTAINABILITY REPORT 2025 45 Payment of taxes and royalties In 2025, we paid BRL 277.6 billion in taxes and government participations (PGOV) in Brazil and USD 448.65 million abroad. The quarterly collection is shown in the graph below. These resources increase the financial availability for federated entities, at all levels, to fund public administration and the provision of services to society, in addition to expanding the investment capacity in infrastructure and projects aligned with the development policies of the countries in which we operate. In the last five years, we have paid more than BRL 1.3 trillion in taxes and government participation to the Federal Government, states and municipalities. These resources strengthen government budgets for public policies that benefit society, as shown in the graph below. TAXES AND PGOV BY LEVEL (BRL BILLION) ECONOMIC IMPACTS Additionally, we have the legal obligation to pay the values of government participation to the National Treasury Secretariat. The distribution of these values to the beneficiaries is the responsibility of the ANP. These government participations are financial compensation for our oil and natural gas exploration and production activities in Brazil. Their objective is to compensate society for the exploration of non-renewable natural resources. They are royalties, special participation, signing bonuses and payments for the retention or occupation of contracted areas. In 2025, we paid BRL 68.6 billion in government participation, as shown in the graph below. This amount is mostly composed of royalties (BRL 39.7 billion) and special participation (BRL 21.5 billion). There were also payments for the retention or occupation of areas (BRL 0.2 billion) and signing bonuses (BRL 7.1 billion). EVOLUTION OF ROYALTIES AND SPECIAL PARTICIPATIONS (BRL BILLION) TAXES AND PGOV (BRL BILLION) 585 26,104 22,626 16,350 65,665 410 27,499 22,875 15,445 66,229 509 29,723 22,605 15,136 67,973 390 30,472 25,187 21,663 77,712 1ST Quarter 2ST Quarter 3ST Quarter 4ST Quarter PGOV Federal State Municipal Detailed information on our tax payments can be found in our Tax Report 2021 2022 2023 2024 2025 0,9 93,5 53,8 54,7 202,9 1,1 96,5 82,7 279,0 98,7 1,2 90,2 61,4 240,2 87,4 1,4 104,9 62,0 270,3 102,0 1,9 113,8 68,6 277,6 93,3 PGOV Federal State Municipal 2021 2022 2023 2024 2025 24,7 29,7 54,5 42,4 78,2 35,8 35,5 60,4 25,1 38,1 61,7 23,6 39,7 61,3 21,5 Royalties Special participation Total 2 3 4 5 1 SUSTAINABILITY REPORT 2025 46 Financial support received from the government To foster our activities that contribute to the country’s development, we receive tax benefits, mainly at the federal level, highlighted in the Table below. Some benefits have a determined term and specific conditions established by legislation, such as REPETRO-SPED. Failure to comply with these conditions may give rise to the demand for taxes with legal additions. In 2025, we used approximately BRL 8.9 billion in federal tax incentives, resulting from the reduction of taxes in accordance with specific legislation. MAIN TAX BENEFITS GRANTED TO PETROBRAS Government incentives (Subsidies) Repetro-Sped Repetro-Sped, established by Law no. 13,586/2017 and regulated by Decree no. 9,128/2017 and by Normative Instruction (IN) of the Brazilian Federal Revenue Service (RFB) no. 1,781/2017, consists of a special tax and customs regime that provides for differentiated treatment, which allows for the total suspension of the payment of federal taxes and the reduction of the Tax on the Circulation of Goods (ICMS) in such a way that the tax burden is equivalent to 3%, for goods intended for oil and natural gas exploration, development and production activities, as of 01/01/2018. This new regime, in addition to maintaining the possibility of applying temporary admission for economic use for certain goods, allows the import of goods for permanent stay. Importation of natural gas from Bolivia Operation with exemption from the Social Integration Program (PIS) and the Contribution for the Financing of Social Security (COFINS). SUDAM and SUDENE Incentives intended to promote the development of the northern and northeastern areas of the country, which are previously analyzed by the Superintendencies of Development of the Amazon (SUDAM) and of the Northeast (SUDENE). The benefits in use are the 75% reduction of the Corporate Income Tax (IRPJ) and the reinvestment of 30% of the IRPJ owed. Technological innovation Benefits linked to investments in research, development and innovation (RD&I). The main benefit in use is the additional deduction of expenses with RD&I of at least 60% in the calculation basis of the IRPJ and the Social Contribution on Net Profit (CSLL). PAT – Worker Food Program (PAT) The program reduces the IRPJ owed, through the application of the 15% rate on food expenses, provided that the limit of 4% of the tax owed is respected. Cultural Incentive (Rouanet Law, articles 18 and 26) Reduces the IRPJ owed, according to the amount spent on projects previously approved by the Ministry of Culture, in the form of donations and sponsorships, provided that the limit of 4% of the tax owed is respected. Extension of maternity and paternity leave Reduces from the IRPJ owed the total of the full compensation of the female and male employee paid on the days of extension of their maternity leave and paternity leave. REIDI – Special Incentive Regime for the Development of Infrastructure Its objective is the relief of the implementation of infrastructure projects through the suspension of the levy of the contributions to PIS (1.65%) and COFINS (7.6%) on the revenues arising from the acquisition of machinery, devices, instruments and equipment, construction materials, the provision of services and the rental of machinery, devices, instruments and equipment intended for use or incorporation in infrastructure works intended for their fixed assets. SUFRAMA – Superintendence of the Manaus Free Trade Zone Tax benefits used in the Manaus Free Trade Zone (ZFM): (i) presumed ICMS credit on operations intended for marketing and industrialization in the ZFM; (ii) exemption from the Tax on Industrialized Products (IPI) for goods of national origin entering the ZFM and other areas of the Western Amazon; and (iii) zero rate for PIS and)COFINS in the marketing, industrialization and use and consumption in internal operations in the Manaus Free Trade Zone. Reintegra – Special Regime for the Reinstatement of Tax Values for Exporting Companies Its objective is to return, partially or fully, the residual tax remaining of PIS and COFINS of 0.1% on the exports of specific products determined in Decree 8414/2015. ECONOMIC IMPACTS 2 3 4 5 1 SUSTAINABILITY REPORT 2025 47 Tax management and compliance with legislation Our tax policy has as its fundamental principle the assurance that the management of taxes and government participations is in compliance with the legislation in force in Brazil and in the countries where we operate. We act with ethics, integrity, transparency, efficiency and social responsibility, contributing to social and economic development. We comply with tax regulations based on the technical interpretation of laws, aligned with the purpose of the business and the management of tax risks. We follow the guidelines of our tax policy, and we are committed to not maintaining equity interests in jurisdictions with favorable taxation, as defined by Brazilian legislation. We also apply the Transfer Pricing rules provided for in Brazil and in other countries to all transactions with related or unrelated parties, when required by law. Our only stake in a favorable jurisdiction is Braspetro Oil Services Company – Brasoil, in the Cayman Islands, currently with no operating and financial activity, in the process of being closed, approved by the Board of Directors on 12/21/2022. Being one of the largest taxpayers in Brazil, we face the complexity of the national tax system. To operate efficiently, we have robust internal processes and controls, supported by state-of-the-art technology resulting from our digital transformation and by a technical team qualified to deal with constant legislative updates. We maintain a good relationship with government bodies and other stakeholders, always with ethics and transparency. We take sustainable tax positions, based on technical analyses and best market practices. We were chosen as representatives of the oil and gas sector in the cooperative tax compliance program “Confia” of the Federal Revenue Service. The program seeks to improve the relationship between the Tax Authority and the taxpayer, offering greater legal certainty and reducing litigation. We are certified in the Authorized Economic Operator program by the Federal Revenue Service, and we have received several awards for transparency and the technical quality of our financial statements. Our representativeness in tax collection exposes us to constant inspection at all levels of government, specialized audits for large taxpayers. In external relations, we seek cooperation with tax authorities, guided by respect, transparency and trust. We follow the guidelines of our Code of Ethical Conduct, including: > Use of formal and documented means for communication with the public authorities; > Mechanisms that ensure traceability of interactions; > Minimum presence of two employees in meetings with public agents and representatives of our stakeholders, inside and outside our facilities; > Preservation of the confidentiality of information, with disclosure in accordance with legislation and internal regulations. We operate in complex segments that involve exploration, production, importation, refining and marketing of products throughout the country, calculating our own third-party taxes. We manage tax risks with deliberations aligned with the hierarchical level, ensuring compliance and reducing the company’s exposure. We monitor our tax litigation in detail, seeking adequate legal interpretations through judicial disputes when necessary. We use productivity and quality indicators (KPIs) to continuously measure and improve the tax function. Information about our tax policy and strategy, as well as about tax litigation, is available in our Tax Report, published quarterly; in Form 20-F submitted to the Securities and Exchange Commission (SEC); in the Reference Form, sent to the Brazilian Securities and Exchange Commission (CVM); and in explanatory notes no. 17 and no. 18 of the financial statements. We issue reports such as Country-by-Country Reports, Mandatory Disclosure Rules (DAC 6), Master File and Local Files, which clarify our income tax policies. These actions comply with the guidelines of the BEPS (Base Erosion Profit Shifting) Project of the Organization for Economic Co-operation and Development (OECD), especially actions 12 and 13, which promote greater tax transparency and avoid the non-taxation of commercial or financial operations. ECONOMIC IMPACTS 2 3 4 5 1 SUSTAINABILITY REPORT 2025 48 Taxes abroad We disclose the results and taxes paid by jurisdiction, related to our equity interests abroad, as shown in the table below. TAXES PAID ABROAD Supply chain Our businesses generate jobs and income not only directly, but also through the indirect impact on the production chain. The purchase of goods and services generates income for suppliers, who in turn contract inputs, suppliers and labor, promoting a multiplier effect on the economy. In 2025, the profile of contracting of goods and services presented greater diversification among exploration, development and subsea infrastructure activities. The main categories contracted were: > Parent company: rigs; chartering of special and support vessels; production platforms; subsea operations; subsea umbilical and pipelines; professional services, consultancy, auditing and administrative support; maintenance and repair; drilling and completion; pipes and connections; engineering, procurement and construction (EPC); geosciences; information and communication technology (ICT); and operational air chartering. > Transpetro: chartering and acquisition of vessels; operational support services; infrastructure maintenance; logistics; inspection; docking; transportation; and patrimonial security. > Petrobras Biocombustível: In the biodiesel sector, it operates with national and international manufacturers and traders of vegetable oils (soybean, cotton, palm, corn, residual oils and fats), animal fats (cattle, swine, fish and poultry), in addition to methanol and sodium methylate, the main inputs for biodiesel production. To maintain the Social Biofuel Seal (SBS) at the plants, the subsidiary formalizes commitments with cooperatives of family producers for the supply of raw materials and technical assistance. In the sulfur sector, it has our refineries as its main suppliers. Additionally, PBio develops a program for the socioeconomic insertion of cooperatives ECONOMIC IMPACTS Countries Direct USD Indirect + Withheld USD Recovered USD Total USD Argentina 3,912,001.00 1,803,074.82 - 5,715,075.82 Bolivia 2,106,892.26 827,413.58 - 2,934,305.85 China 1,305,965.90 79,818.95 - 1,385,784.85 Singapore 23,299,034.33 12,945,219.75 - 36,244,254.08 Colombia 2,293,765.49 85,138,505.44 19,315,535.74 68,116,735.19 Spain 209,821.68 4,092.72 - 213,914.40 United States 67,844,876.00 1,759,354.00 347,450.00 69,256,780.00 Netherlands 268,456,308.62 304,391.27 4,068,886.85 264,691,813.04 Uruguay 37,828.46 46,306.37 - 84,134.83 TOTAL 369,466,493.74 102,910,010.07 23,731,872.58 448,644,631.23 Information on taxes paid abroad can be found in our Tax Report 2 3 4 5 1 SUSTAINABILITY REPORT 2025 49 of recyclable waste pickers in the biodiesel production chain. In 2025, we acquired 42 tons of used cooking oil from cooperatives in Montes Claros (Minas Gerais) and the metropolitan region of Salvador (Bahia). > Araucária Nitrogenados S.A: parts and spares for equipment maintenance; natural gas; electric energy; industrial steam and industrial water; valves; pipes; electrical and instrumentation equipment; chemical products; industrial maintenance services; building conservation services; technical and administrative support services. Our supply chain is complex, with thousands of suppliers and a permanent need for materials for various operations. We have the challenge of avoiding shortages of materials at the units and controlling excessive stocks, seeking efficiency and sustainability. Since 2019, we have held the Enterprise Certification for Sustainability Standards, granted by the Association for Supply Chain Management (ASCM). This certification recognizes sustainable practices and efficient management in the supply chain, with a focus on the integration of responsible processes. Aligned with these principles, we continuously invest in the development of solutions to synchronize our supply chain of maintenance, repair and operation (MRO) materials. These initiatives are applied in all areas of the company’s business – Exploration and Production, Refining, Natural Gas Processing Units and Thermoelectric Plants – with the objective of ensuring adequate service levels, reducing the financial impact, and reducing CO2 emissions, promoting a more sustainable and efficient business model. We entered into a TAC with the ANP for the offset of fines for non-compliance with the local content clause related to 23 concessions in which we hold 100% interest, located in the Barreirinhas, Campos, Espírito Santo, Parecis, Potiguar, Recôncavo, Santos, Sergipe-Alagoas and Solimões Basins; and 23 concessions in which we operate in partnership with other concessionaires, located in the Almada, Campos, Espírito Santo, Mucuri, Parnaíba, Pelotas, Pernambuco-Paraíba, Potiguar, Recôncavo, Santos and Sergipe Basins. The TACs were established in accordance with ANP Resolution no. 848/2021 and provide for the conversion of local content fines from these concessions into new investment commitments in Exploration and Production (E&P) in Brazil. Such commitments are concentrated on the acquisition of goods and services for onshore and offshore decommissioning activities at the The investments foreseen in the 2026-2030 Business Plan, of USD 109 billion, have the capacity to sustain approximately 311 thousand direct and indirect jobs per year. ECONOMIC IMPACTS production development stage in Round Zero areas, which do not have local content obligations in the E&P contracts. Under the terms of these agreements, we committed to invest BRL 1.98 billion in local content by 12/31/2028, which enabled the reduction of the liability in the amount of BRL 1.20 billion in the financial statements. Specifically in 2025, we entered into a TAC to invest BRL 35.33 million in local content, which reduced the fines liability in the amount of BRL 16.87 million in the financial statements in 2025. In addition to generating value for the company, the conversion of fines into new local content commitments expands our contribution to the Brazilian economy. Acquisitions made in the country ensure demand for the direct supply chain and for indirect suppliers, generating jobs and taxes in the country. Information on the management of our suppliers can be found in our 2025 Human Rights and Corporate Citizenship Supplement Conduct Adjustment Term (TAC) for the offset of local content fines 2 3 4 5 1 SUSTAINABILITY REPORT 2025 50 Programs to foster the supplier chain In order to strengthen the supplier chain and improve contract performance, we offer two programs for the oil and gas industry: Progredir and Mais Valor. Since 2020, certain segments started to receive contract payments within up to 90 days. Since 2024, we have resumed and standardized the term to 30 days for all new contracts. This change has positively impacted on all new contracts, including those related to the operation and maintenance of industrial units (onshore and offshore) and administrative activities. SUPPORT PROGRAMS ECONOMIC IMPACTS Progredir Program Launched in 2012, with the objective of enabling the offer of credit in volume and competitive conditions for our supplier chain, the program has rules of relationship between credit providers and borrowers that minimize risks. Through a digital platform, suppliers that enter into contracts with Petrobras can finance themselves through participating financial institutions. This program was reformulated at the end of 2020 and, since then, BRL 37.2 billion in financing has been signed by December 2025. In 2025 alone, BRL 12.8 billion was signed, an amount 6% higher than the previous year. Progredir currently has approximately 146 financial institutions, providing our suppliers with an efficient way to access resources in a more competitive manner and fulfilling an important role in supporting the growth of the oil and gas industry in the country. By December 2025, the program already had 2,512 registered suppliers. Mais Valor Program Launched in 2020, in a manner complementary to the actions to foster the supplier chain, the Mais Valor Program allows suppliers to advance invoices with Petrobras. The registered companies verify the invoices for goods delivered and services provided and have the option of advancing their receipt using a digital platform. Mais Valor is an important initiative of the company that allows national suppliers to access working capital at a lower cost and in a more efficient manner. The Mais Valor program completed five years with BRL 35.9 billion in credit granted to our suppliers and approximately 282 thousand invoices anticipated. In 2025 alone, there were approximately BRL 6.3 billion in operations. Mais Valor currently has approximately 49 registered financial institutions. A reverse rate auction takes place daily on the platform, and the lowest rate offered is considered for transactions. The supplier who chooses to receive in advance has the amount received on the same day in their checking account. This solution has expanded companies’ access to resources at more competitive rates with financial institutions, using Petrobras’ payment risk (reverse auction). By December 2025, the program already had 3,701 registered suppliers. PRECISO DE ÍCONES E RESOLVER A TABELA 2 3 4 5 1 SUSTAINABILITY REPORT 2025 51 Investments in infrastructure and services In addition to the direct and indirect impacts on the generation of jobs and income, we make investments in infrastructure and services that benefit communities near our operations. We develop several socio-environmental projects and sponsorships to respond to local demands and promote positive transformations. In 2025, the Petrobras System invested BRL 480 million in socio-environmental projects, through different initiatives, such as the Petrobras Socio- Environmental Program and match funding partnerships with other companies. Of this total, we highlight the investment of BRL 94 million in the Autonomy and Income Program, a social initiative aimed at the generation of work and income in communities in situations of social vulnerability, through professional training actions, the encouragement of entrepreneurship and the promotion of productive inclusion. At Petrobras parent company, BRL 457 million was invested in socioenvironmental projects through the Petrobras Socio-Environmental Program, in the lines of education, sustainable economic development, forests, ocean and the Floresta Viva initiative. We also make investments in infrastructure related to environmental offset projects, agreed upon in licensing processes, to directly benefit the impacted communities. In 2025, we invested at Petrobras parent company BRL 912 million in compulsory programs and projects arising from environmental conditions, with BRL 695 million in compulsory environmental programs and projects of environmental monitoring in licensing processes and BRL 217 million in compulsory socio-environmental programs and projects for the mitigation and offset of socio-economic impacts. ECONOMIC IMPACTS INVESTMENTS IN INFRASTRUCTURE AND SERVICES Air Quality Monitoring Stations Maintenance of several stations in communities in the area of influence of our assets, the data from the stations are forwarded to environmental bodies, which in turn make this information available to society. At the end of 2025, the following assets maintained and operated air quality stations: Guanabara Bay Liquefied Natural Gas Regasification Terminal, (GNL-TRBGUA), the Duque de Caxias Refinery (Reduc), the Barbosa Lima Sobrinho Thermoelectric Plants (UTE-BF), Sergipe (UTE-SRP), Três Lagoas (UTE-TRI), Termomacaé (UTE-TMA) and Termoceará; the Petrobras Research Center (Cenpes); the operating production areas of Cabo (APCAB) and Itaboraí (APITB), Gabriel Passos Refinery (Regap); the Caraguatatuba Gas Treatment Unit (UTGCA); the Paulínia Refinery (Replan); the Alberto Pasqualini Refinery (Refap); the Presidente Getúlio Vargas Refinery (Repar); the Abreu e Lima Refinery (Rnest); and the Três Lagoas Thermoelectric Plant – Gas (UTERTLG). Fishing communities Support for communities through the fulfillment of conditions of the federal environmental licensing conducted by Ibama within the scope of the Fishing Activity Compensation Plan – PCAP, aimed at meeting the demands of fishing communities directly affected by our enterprises that cause temporary and specific impacts on artisanal fishing activities. The PCAP actions go through some stages until the effective offset and, in 2025, advanced in several execution phases, with part of the deliveries scheduled for 2026. Information on socio-environmental programs and projects and sponsorships can be found in the chapter on Local and traditional communities Information on our socio-environmental projects can be found in the Local and Traditional Communities chapter and in our 2025 Human Rights and Corporate Citizenship Supplement 2 3 4 5 1 SUSTAINABILITY REPORT 2025 52 In 2025, Transpetro consolidated its socially responsible action even more robustly, marked by territorial expansion and the delivery of concrete results for the communities where it is present. Throughout the year, BRL 7.4 million was invested in community projects and cultural spaces, in addition to BRL 7.8 million in agreements and BRL 1.3 million in sponsorship. Our actions reached 227,978 people directly and 456,589 people indirectly, reinforcing a consistent advance in the decentralization of projects beyond the Rio–São Paulo axis, taking structuring initiatives to different regions of the country and strengthening ties with diverse social realities. The Faixa em Movimento program was the main driver of Transpetro’s community action in 2025, reaching its largest volume of deliveries since its creation. Among the year’s achievements, the revitalization and expansion of the community garden in the Eucaliptos neighborhood, in Fazenda Rio Grande (PR), with an impact on 152 people, stand out, reinforcing sustainable practices, food security and the community use of the area. In the same neighborhood, a new socialization area was inaugurated, benefiting 4,072 residents with a revitalized space for coexistence, leisure and social integration. In Campinas (SP), in the Jardim Novo Campos Elíseos community, the program delivered a rain garden, bioswale, landscaping and a new leisure area with a direct impact on 3,704 people, resulting in a sustainable drainage solution integrated with the community use of the space. In the Southeast region, in Paracambi (RJ), the Bom Jardim socialization area was inaugurated, benefiting 912 people with a multifunctional space that brings together leisure, coexistence and physical activities. In Feital quilombo, in Magé (RJ), the program delivered the quilombola community garden, expanding food sovereignty, community leadership and the link with agroecological practices, benefiting 152 people. In the municipality of São Francisco do Conde (BA), Faixa em Movimento implemented the Colmonte socialization area, with a direct impact on 2,320 beneficiaries, reinforcing our presence in the Northeast and expanding the territorial decentralization of the program. ECONOMIC IMPACTS These deliveries illustrate the diversity and breadth of the initiatives concluded in 2025, consolidating Faixa em Movimento as a structuring program that qualifies community spaces, reduces operational risks, strengthens territorial ties and promotes safe and integrated coexistence in the areas near the pipeline routes. 2 3 4 5 1 SUSTAINABILITY REPORT 2025 53 SUSTAINABILITY STRATEGY GRI 2-24 In the 2026-2030 Business Plan (BP 2026-30), we maintain the strategies defined in the 2050 Strategic Plan (SP 2050) and reaffirm our vision of being the best diversified and integrated energy company in value generation, building a more sustainable world, reconciling our focus on oil and gas with diversification into low-carbon businesses (including petrochemical products, fertilizers and biofuels), sustainability, safety, respect for the environment and total attention to people. It is fully possible to reconcile leadership in the just energy transition with the responsible exploration of oil and gas in the country. Our oil has one of the lowest carbon intensities in the world. Our action, both in the pre-salt and in new frontiers, is fundamental to ensure national energy security and generate the resources needed to finance the just energy transition. Our main choices for the Petrobras of the future are: Focus on oil and gas, with economic and environmental resilience, and the replacement of reserves that generate value for society and shareholders Expansion of the industrial park, promoting the monetization of national oil and the increasing supply of low-carbon products Ambition to neutralize operational emissions Leadership in the just energy transition In BP 2026-30, we also maintain the purpose and values defined in SP 2050. VISION VALUES CARE FOR PEOPLE INTEGRITY SUSTAINABILITY INNOVATION COMMITMENT TO PETROBRAS AND THE COUNTRY To be the best diversified and integrated energy company in generating value, building a more sustainable world, reconciling the focus on oil and gas with diversification in low carbon businesses (including petrochemical products, fertilizers and biofuels), sustainability, safety, respect for the environment, and total attention to people. PURPOSE To provide energy that ensures prosperity in an ethical, fair, safe, and competitive manner. INTRODUCTION 2 3 4 5 1 SUSTAINABILITY REPORT 2025 54 Our strategies aim to promote a significant contribution to a prosperous and sustainable future. To ensure the execution of the strategy and align incentives with the achievement of targets, BP 2026-30 defines top metrics that reflect our commitment to sustainability, safety and value generation, as shown below: > Greenhouse Gas Emissions Target Achievement Indicator (IAGEE), which monitors performance in emissions reduction; > Commitment to the Environment Indicator (ICMA), represented by the Spilled Volume of Oil and Oil Products (VAZO); > Commitment to People’s Safety Indicator (ICSP), composed of the Total Recordable Injury Rate (TRIR) and the Serious Injury Rate (TAG); > Free Cash Flow Indicator (FCF); > Net Present Value Indicator (NPV); In the figure below, we illustrate the metrics related to the Environmental, Social and Governance (ESG) topics and the commitment to people. TOP ESG METRICS AND COMMITMENT PEOPLE The SP 2050 reaffirms our strategy related to ESG topics, integrating its elements into a single vision, with emphasis on four positions: SUSTAINABILITY STRATEGY REDUCE CARBON FOOTPRINT PROTECT THE ENVIRONMENT CARE FOR PEOPLE ACT WITH INTEGRITY ICMA ICSP E&P REFINING PGN LOG LOEP TRIR TAG VAZO m3 AMBITION: ZERO FATALITIES AND ZERO SPILLS IAGEE Maximize portfolio value with focus on profitable assets, replenish oil and gas reserves including through exploration of new fronter, morease natural gas pigley and promote operations decarbonization. Operate in a competitive and safe manner, maximize value capture through the adaptation and improvement of our industrial park and logistics, pursue self-sufficiency in products, with vertical integration, more efficient processes, improvement of existing products and development of new products towards a low-carbon market. Operate in a competitive and integrated manner in the operation and marketing of gas and energy, optimizing the portfolio and acting in the integration of renewable sources. Operate in low-carbon businesses, diversifying the portfolio profitably and promoting the perpetuation of Petrobras. Operate in our businesses with integrity and sustainability with safety, seeking decreasing emissions, promoting diversity and social development, contributing to a just energy transition. Innovate to generate value for the business, supporting operational excellence and enabling solutions in new energies and decarbonization. EXPLORATION AND PRODUCTION REFINING, TRANSPORTATION AND MARKETING GAS AND LOW-CARBON ENERGIES SUSTAINABILITY Our commitment to life is non-negotiable. We strengthen our safety culture daily to protect people and operations, maintaining the ambition of zero fatality and zero spill. 2 3 4 5 1 SUSTAINABILITY REPORT 2025 55 BP 2026-30 ESG DIAGRAM SUSTAINABILITY STRATEGY 1 Ambitions consider the Company’s willingness to use carbon credits. 2 Ambition updated in relation to the 2025–2029 Business Plan. It considers only the business segments in which we are currently engaged. Base year: 2022. , - ENVIRONMENTAL SOCIAL GOVERNANCE Operate our business with integrity in a safe and sustainable way, seeking to reduce emissions, promoting diversity and social development, and contributing to a just energy transition Ambi REDUCE CARBON FOOTPRINT 20501 2 Near Zero Methane 20301,2 55 MM tCO₂e 2030 Zero Operate our business with integrity in a safe and sustainable way, seeking to reduce emissions. promoting diversity and social development, and contributing to a just energy transition , SOCIAL Operate our business with integrity in a safe and sustainable way, seeking to reduce emissions, promoting diversity and social development, and contributing to a just energy transition Ambition Net Zero1 Ambition to keep annual emissions below 55 MM tCO₂e by 20301,2 Ambition Near Zero Methane 2030 2 3 4 5 1 SUSTAINABILITY STRATEGY SUSTAINABILITY REPORT 2025 56 For each position, we maintain a set of drivers that support and guide our actions, projects, programs and related commitments. ESG DRIVERS – SP 2050 AND BP 2026-30 Promote intrinsic decarbonization, seeking neutrality of operational emissions by 2050, considering the origination and acquisition of competitive and high-quality carbon credits as a complementary strategy. Expand the supply and access to low-carbon energy and products in a cost-effective transition, contributing to the reduction of energy poverty and to the reduction of the portfolio’s exposure to GHG emissions. Leverage knowledge and innovation ecosystems in low-carbon solutions. Collaborate with stakeholders to accelerate opportunities that expand inclusion and sustainable development. Be “Water Positive” in the areas of water criticality where we operate, through the reduction of freshwater withdrawal and the improvement of local water availability, contributing to water security. Minimize generation and maximize reuse, recycling and recovery of waste, promoting circular economy practices and pursuing zero landfill disposal. Promote conservation, restoration and Biodiversity gains actions seeking net positive impact in the regions where we operate. Enhance process safety, preparedness and response to contingencies, preventing and mitigating accidents, spills and environmental impacts. Be a vector of social and environmental development. Be a benchmark in human rights and in promoting diversity, equity and inclusion. Promote well-being and full care for the health of male and female workers. Promote people’s safety through practices that incorporate human factors, with a focus on organizational learning. Strengthen our governance model, by promoting diversity, equity and inclusion. Act with excellence in ethics, integrity and transparency. Foster the adoption of ESG practices among our stakeholders. REDUCE CARBON FOOTPRINT CARE FOR PEOPLE PROTECT THE ENVIRONMENT ACT WITH INTEGRITY 2 3 4 5 1 SUSTAINABILITY REPORT 2025 57 The commitments related to the four positions of the ESG diagram are consolidated in a single list, aligned with the integrated ESG concept: SUSTAINABILITY STRATEGY REDUCE THE CARBON FOOTPRINT Fulfillment of the cumulative CO₂ reinjection commitment by 2025 and maintenance of remaining commitments > Reduction of total operational absolute emissions by 30% by 2030* > Zero routine gas flaring by 2030 > GHG Intensity: > E&P: reach a portfolio intensity of 15 kgCO₂e/boe by 2030 > Refining: reach an intensity of 30 kgCO₂e/CWT by 2030 > Reduction of methane emission intensity in upstream, reaching 0.20 tCH₄/thousand tHC by 2030 * Base year 2015. This commitment considers only the business segments in which we currently operate and the Company’s willingness to use carbon credits. PROTECT THE ENVIRONMENT > 100% of Petrobras’ units with biodiversity action plans by 2025 √ Maintenance of remaining commitments: > 40%* reduction of freshwater withdrawal by 2030 (91 MM m³/year) > 30%* reduction in process solid waste generation by 2030 (195 thousand tons/year) > Destination of 80% of process solid waste to RRR** routes by 2030 > Achieve biodiversity gains by 2030, focused on forests and oceans: > Positive net impact in vegetated areas by 2030 > 30% increase in biodiversity conservation by 2030 * Base year: 2021. Business segments that did not comprise the Company’s portfolio in 2021 (Fertilizers and BioQAV) are not included in the scope of the commitment. ** Reuse, recycling and recovery. CARING FOR PEOPLE > Provide a return to society of at least 150% of the value invested in voluntary social and environmental projects* by 2030 > Be among the top three best-placed O&G companies in the human rights ranking by 2030** > Promote Diversity, Equity and Inclusion: > Women in leadership: 26% by 2030 > Black people in leadership: 26% by 2030 > Implement 100% of the commitments of the Forward Faster Movement (UN Global Compact) by 2030 > Implement 100% of the strategic objectives of the WHO Global Action Plan on Physical Activity in the corporate context by 2030 * Per project, measurable (3 years). ** In the Corporate Human Rights Benchmark (CHRB). ACT WITH INTEGRITY > Promote diversity in Petrobras’ nominations for its investees: > Reach by 2026 a minimum of 30% women in positions of statutory bodies appointed by Petrobras in its corporate participations. > NEW: Reach by 2028 a minimum of 20% of self-declared Black people in positions of statutory bodies appointed by Petrobras in its corporate participations. > Ensure, by 2030, the closure of sexual violence investigations within an average period of 60 days > 100% of relevant suppliers trained on integrity and/or privacy by 2030 > Implement human rights due diligence on 100% of our relevant suppliers by 2030 > Evaluate, in 100% of strategic category contracts, the expansion of ESG requirements, by 2028 > Ensure that 70% of relevant suppliers have their emissions inventory (GHG) published by 2028 2 3 4 5 1 SUSTAINABILITY REPORT 2025 58 Energy transition Considering all low-carbon initiatives (scopes 1, 2 and 3), the investment in energy transition reaches USD 13 billion, encompassing projects in lowcarbon energies, bioproducts, actions for the decarbonization of operations In 2025, we proved compliance with the sustainability targets established for the previous year within the scope of the Sustainability-Linked Loan (SLL) credit line. This line, contracted in 2022 in the amount of USD 1.25 billion, matures in July 2027. The certificate of compliance with the targets was validated by BSI Brasil Sistemas de Gestão Ltda, an independent certifying entity. The contract was entered into with the banks Bank of China, Mitsubishi UFJ Financial Group (MUFG) and The Bank of Nova Scotia, presenting competitive costs in relation to market references and incorporating incentive mechanisms linked to compliance with sustainability commitments. These commitments are assessed based on the indicators of greenhouse gas (GHG) emissions intensity in Exploration and Production (E&P) and Refining operations, in addition to the methane intensity indicator in the upstream segment. and research, development and innovation (RD&I) present in all segments. This amount represents 12% of the total investment and 8% of the implementation investment. INVESTMENTS FOR LOW-CARBON PROJECTS SUSTAINABILITY STRATEGY US$ 4.3 billion INVESTMENTS IN EMISSION MITIGATION (Scopes 1 & 2) E&P, RTC and G&E US$ 3.3 billion Decarbonization Fund US$ 1.0 billion US$ 3.1 billion LOW-CARBON ENERGY Onshore Wind, Solar PV and others US$ 1.8 billion Hydrogen US$ 0.4 billion CCUS, Corporate Venture Capital and others US$ 0.9 billion US$ 4.8 billion BIOPRODUCTS Ethanol US$ 2.2 billion Renewable Diesel US$ 1.5 billion Biodiesel and Biomethane US$ 1.1 billion US$ 1.2 billion GROWING OVER THE FIVE-YEAR PERIOD 20% of the total R&D budget in 2026, reaching 40% by the end of the period DECARBONIZATION Operational Emissions R&D In low carbon PROFITABLE DIVERSIFICATION Supplying sustainable products * BP 2026-30 — US$ 16.3 billion 15% of total CAPEX and 7% of CAPEX in implementation 2 3 4 5 1 SUSTAINABILITY REPORT 2025 59 MAIN SUSTAINABILITY METRICS1 (CONSOLIDATED) Indicator 2025 Achievement 2025 Target or Maximum Allowable Limit (LMA) 2025 Performance 2026 Commitment, Target or LMA Fatalities 3 LMA: Zero Achievement above the zero fatalities ambition Ambition: Zero TRIR 0.71 LMA <0.7 Achievement 1.4% above the Alert Limit projected for the year < 0.7 VAZO2 3.0 m³ Ambition: Zero LMA: 108 m3 Achievement below the volume spilled in 2024 (17.1 m3)3 and 97% below the alert limit established for 2025 Ambition: Zero LMA: 98 m3 GHG INTENSITY - E&P4 14.7 kgCO2e/boe 15 kgCO2e/boe Achievement 2% below the emissions intensity target established for 2025 Not applicable5 GHG INTENSITY - REFINING4 36.7 kgCO2e/CWT 36 kgCO2e/CWT Achievement 1.9% above the emissions intensity target established for 2025 Not applicable5 SUSTAINABILITY STRATEGY 1 Fatality and TRIR (Recordable Injury Rate per million man-hours) data include Petrobras parent company, Petrobras Bolívia S.A. (PEB), Petrobras International Braspetro B.V. – Colombia Branch (PIB-COL), Transpetro, Petrobras Colombia Combustibles (PECOCO), Termomacaé, Termobahia, Petrobras Operaciones S.A. (POSA)) and Petrobras Logística de Exploração e Produção S.A. (PB-LOG). VAZO data include Petrobras parent company, Libra, PEB, PIB-COL, PB-LOG and Transpetro. Emissions data consider all companies over which we have operational control. 2 Volume of oil and oil products spilled. The volumes of oil and oil products spilled related to our operation (does not include clandestine diversions) are computed for all occurrences with a spilled volume above one barrel (0.159 m3) and that have reached water bodies or non-impermeabilized soil. 3 The volume spilled in 2024 was revised from 14.4 m³ to 17.1 m³ due to the update of the spilled volume estimate in an event associated with an incident in the Santos Basin, based on the conclusions of the accident investigation. No significant environmental impacts were identified in sensitive areas. 4 Greenhouse Gas emissions intensity. 5 Commitment with target only for 2030. 2 3 4 5 1 SUSTAINABILITY REPORT 2025 60 Highlights and awards SUSTAINABILITY STRATEGY Recognition as the best Compliance Program in the Energy category, during the second edition of the Leaders League Compliance Summit & Awards Brazil. Transparency Trophy 2025, granted by the National Association of Finance, Administration and Accounting Executives (Anefac) dedicated to the most transparent organizations in Brazil, for the quality of their financial statements. ESG Highlights Award awarded to the most outstanding companies in corporate sustainability by the ESG Integrity Yearbook, organized by Insight Comunicação. BandNews Most Admired Brands Award of 2025, which awarded 20 brands in several categories, considered references in trust and reputation in Brazil. RGB 2025 Award, of the Rede Governança Brasil, which highlights the best practices and governance initiatives in Executive, Legislative, Judicial bodies, state-owned companies and municipalities. National Public Transparency Award, carried out by the Federal Court of Accounts (TCU). In the 7th certification cycle of the IG-Sest Governance Indicator, promoted by the Secretariat for Coordination and Governance of State- Owned Enterprises (Sest/MGI), we were classified at the level of excellence in all the criteria assessed. The certification covered the dimensions of Corporate Governance, Public Policies, Good Practices and Innovation, recognizing our commitment to the highest standards of management and transparency. We received, for the eighth consecutive year, the Gold Seal of the Brazilian GHG Protocol Program, for our 2024 emissions inventory. We received, for the third consecutive year, the Gold Standard Pathway seal of the Oil and Gas Methane Partnership (OGMP) in recognition of our implementation plan for the management of methane emissions in the upstream, midstream and downstream. Awards Fleet Manager of the Year 2025 and Efficient Public Fleet Management 2025 from AIAFA Brasil (International Association of Fleet and Mobility Administrators). 2nd place in the category Brazil Fleet Manager and 3rd place in the category Safest Fleet in Brazil PARAR Awards 2025, of the PARAR Institute, demonstrating our operational efficiency, with reduced carbon footprint and environmental impacts associated with fleet use. Recognition by the UN Global Compact Brazil Network within the scope of the 100% Transparency Movement, due to its good practices in integrity. The highlight of the recognition was our progress in Target 3, which addresses integrity training for 100% of the highrisk value chain by 2030. Honorable mention in the AEA ESG 2025 Award, organized by the Brazilian Association of Automotive Engineering (AEA) in the Social and Governance category, for the work of the Petrobras Autonomy and Income Program and the Transpetro Breastfeeding Rooms; and in the Technological and Environmental Innovation category, for the work Digital Twin of Drilling Rig Emissions – optimization of fuel consumption and reduction in emissions. The latter is in partnership with the Polytechnic School of the University of São Paulo (USP) and the Canadian company Constellation. Certification of the Petrobras Thermoelectric Park in ISO 55,001, demonstrating the organization’s commitment to sustainable management practices. Recognition by the Massachusetts Institute of Technology (MIT) as one of the 20 most innovative companies in Brazil. Valor Inovação Award, promoted by Jornal Valor Econômico and Strategy: 1st place in the Oil, Gas and Petrochemicals category and 6th place overall. ANP Technological Innovation Award: Category I – Projects in the area of Petroleum and Gas Exploration and Production: Fully Electric Intelligent Completion System in Open Wells Category II – Projects in the area of Transportation, Pipelines, Refining and Supply: Robot for inspection of catalyst tubes (CTAs) present in steam reforming furnaces. Category V – Projects in the area of Industry 4.0 / Digital Transformation / Artificial Intelligence: Ativo360 – Digital platform for visual management of the integrity of production assets. Category VI – Projects in the area of Technological Adoption: Digital Twin of Submarine Flexible Pipelines. 100 Open Startups Ranking: 1st place in the Oil and Gas category, being elected champion of the decade in this category, and 9th place overall. The ranking is disclosed by 100 Open Startups, an international platform for the generation of business between large companies and startups. 2 3 4 5 1 SUSTAINABILITY STRATEGY SUSTAINABILITY REPORT 2025 61 OTC Brazil 2025 Award – OTC Distinguished Achievement Award – Búzios 7 Project The Búzios 7 Project was recognized with the OTC Distinguished Achievement Award at OTC Brazil 2025, standing out for introducing technological innovations that established new standards for the sector. It is important to highlight that the Almirante Tamandaré platform vessel of Búzios 7 reached in 2025 the highest production flow rate per unit in our history. In addition to its high capacity, the project is focused on efficiency and decarbonization technologies. The FPSO was the first unit in Brazil to receive the Sustainability-1 Notation from the classification society Bureau Veritas (BV). Fábrica de Carioca de Catalisadores S.A. (FCC S.A.) received the award at the Latin American Refining Technology Conference 2025 (LARTC), as a result of the development of ReNewFCCTM. The product is a catalytic solution developed for the co-processing and processing of renewable raw materials. FCC S.A. was awarded the Innovative Company Award, at an event organized by Grownt Consulting. Leader in sustainability and investor relations in Latin America by Extel Surveys. In the “Latin America Executive Team - Oil, Gas & Petrochemicals” ranking, we won first place in the category Best ESG (Environmental, Social and Governance), in addition to being a highlight in other categories such as Best Investor Day, Best Investor Relations Professional and Program, and Best IR Team. In 2025, Petrobras Biocombustível was recognized by the Na Mão Certa Program due to its outstanding action in combating the sexual exploitation of children and adolescents throughout 2025. The program is an initiative of Childhood Brasil, a civil society organization. We were classified by the Federal Court of Accounts (TCU) as an organization at the enhanced level in maturity of the General Personal Data Protection Law (LGPD) – the highest level evaluated by the body. We obtained certification under the international standards ISO/IEC 27001:2022 (Information Security Management) and ISO/IEC 27701:2019 (Information Privacy Management). We won the tenth edition of the Corporate Venture in Brazil Awards, in the Largest Fundraising Announcement category, with the initiative of the Investment Fund in Equity in the Energy Transition and Decarbonization sectors (FIP Energy Transition). With investments of BRL 500 million, the fund is a partnership of the company with the Brazilian Development Bank (BNDES) and the Funding Authority for Studies and Projects (Finep). Highlight of the Racial Equity Index in Companies (IERE) 2025, in the ranking of organizations with the best performance in racial equity in the corporate environment, among non-private companies and in the Pillar Advertising and Engagement. In the 24th edition of the Dream Career Survey, we won 5th place among young people, rising five positions in the ranking, with emphasis on continuous development, stability, competitive benefits and inclusive culture. Top 3 most recognized employer brand by talents in 2025 by the Randstad Award – Love Brands. LinkedIn Top Companies: One of the 25 best companies for those who want to grow in the country. Best-ranked Brazilian company in the Forbes World’s Best Employers ranking. 2nd place in the Employer Branding Circuit 2025 presenting the case “Employer Branding Strategy combined with inclusion and diversity.” Recognition Brazil Youth Employability by CIEE. 1st place in the Industry and Manufacturing category, 3rd place overall among companies with more than one thousand reviews and 1st place in the Best Careers Page category in Glassdoor’s Best Places to Work. 5th place among the companies preferred by interns in Brazil by Top of Mind Universitários 2025. Petrobras University received the gold award in Innovation category, in the Global CCU Awards of 2025. We are among the 15 best sustainability reports in the country, in a universe of 82 companies assessed by the Reporting Matters Brazil publication, prepared by the Brazilian Business Council for Sustainable Development (CEBDS). ITB Earth Award, international award that recognized the Spinner Dolphin Project for its action towards a tourism committed to nature and innovation in tackling climate change. 2 3 4 5 1 SUSTAINABILITY STRATEGY SUSTAINABILITY REPORT 2025 62 The Coral Vivo Project received the gold medal in the regional and national stages of the Brazilian Ocean Olympiad, organized by the Maré de Ciência program (UNIFESP), in partnership with MCTI and with support from UNESCO. Neide Castanha Award, which recognizes people and institutions for the defense of the rights of children and adolescents, especially in the fight against sexual violence, to the Petrobras Socio- Environmental Program. Gaia Award Brazil, an award that recognized actions taken in the care of our workforce and in the assistance to the victims of the climate tragedy that occurred in Rio Grande do Sul, in 2024. The Gaia Award Brazil is part of the Gaia Program, an initiative of the Society of Petroleum Engineers (SPE) that aims to recognize and encourage sustainable actions in the energy sector. Honorable Mention for the project “Journey of Construction and Integration of the Biodiversity Strategy”, in the FIRJAN Sustainability Award 2025. Highlight in the Manchete Award – The Best Companies in Rio, in the category Sustainable Development and Positive Impact, promoted by Manchete Magazine in partnership with FIRJAN. We were recognized by the Mind in Focus Movement, an initiative of the UN Global Compact, which highlighted our engagement and the training of leaders on the topic of mental health. The recognition also highlighted the company’s integrated action in mental health urgency and emergency situations (Commitment 2), in addition to the Petrobras Well-Being Program (PPBEM), considered a corporate practice for the promotion of healthy environments (Commitment 6). In 2025, we were recognized as a Highly Commended Company in the Diversity and Inclusion (DEI) category of the Reuters Sustainability Awards 2025. Winners of the International Quality Awards 2025, being the first Brazilian company to reach this position in the Impact ESG category, in recognition of the project “Petrobras and ESG Management in the Supply Chain”. The award, held annually by the Chartered Quality Institute (CQI), celebrates excellence in quality and sustainable impact globally. 2025 ANP Technological Innovation Awards Production Units Mapping Systems – PLAN 360 and ATIVO 360 – Automated Inspection Vehicle (AIV). Transpetro received the Diamond Seal of Public Transparency Sustainability (PNTP), granted by the Association of Members of the Courts of Accounts of Brazil (Atricon) in partnership with the Federal Court of Accounts (TCU) and the State and Municipal Courts of Accounts. Transpetro received the Gaia Awards Brazil 2025, in the Technology and Innovation category, of the SPE Brazil Section (Brazilian section of the Society of Petroleum Engineers). Transpetro received second place in the Diversity and Inclusion in the Workplace category of the 2nd ESG Award, of the Brazilian Association of ESG, and first place in the 1st Social ESG Award, in the Diversity and Inclusion in the Workplace category. Transpetro received first place in the categories “Lessees”, “Social Responsibility” and “Compliance”, winning the maximum title of ESG Outstanding Company 2025, from the first edition of the ESG Award, of the Port of Itaqui (MA), through the Maranhão Port Administration Company (Emap). Transpetro received the Diamond Seal of the Sustainability Pact, from the Ministry of Ports and Airports (Mpor). Transpetro received the declaration of conformity in ESG maturity, granted by AMBIPAR according to the guidelines of ABNT PR 2030:2022. The Hisep® Digital Twin project received recognition in the Global Awards category at the Energy Summit, an award that highlights innovative initiatives with the potential to generate impact for the energy transition and the industry. REVAP: first production of CAP Pro R, asphalt with renewable content from Petrobras. Adaptation of refineries for SAF. REDUC: Authorization from ANP and international ISCC CORSIA certificate. Diesel Quality (+104 kbpd) a. REPLAN: New HDT IV Startup (+ 63 kbpd). b. REVAP: REVAMP U-272 D (+41 kbpd). Coprocessed Diesel (+48 kbpd) a. Adaptation of refineries for R5 Diesel production. b. RPBC and REPAR: Achievement of ISCC PLUSA certificate. 2 3 4 5 1 SUSTAINABILITY REPORT 2025 63 2 ACTING WITH INTEGRITY CORPORATE GOVERNANCE 64 BUSINESS INTEGRITY 74 ENGAGEMENT IN PUBLIC POLICIES, ADVOCACY AND FINANCIAL SUPPORT 90 2 3 4 5 1 SUSTAINABILITY REPORT 2025 64 CORPORATE GOVERNANCE GRI 2-9, 2-10, 2-11, 2-12, 2-13, 2-16, 2-17, 2-18, 2-23, 2-24 Our commitment to the best governance practices and to an increasingly sustainable action is reflected in our organizational structure and in the management models adopted. In this context, the Energy Transition and Sustainability Executive Office continues to consolidate its strategic action in the company, coordinating the activities of the areas of Renewable Energy, Gas and Energy, Integrated Management of Energy Transition, and Climate Change and Decarbonization. In addition, the Social Responsibility area, directly linked to the Office of the President, acts in a transversal manner in the orientation and assessment of social responsibility activities, including the coordination and execution of socio-environmental projects and community relationship programs. In 2025, the Board of Directors approved, within the scope of the 2050 Strategic Plan (SP 2050) and the 2026-2030 Business Plan (BP 2026-30), the company’s ESG (Environmental, Social and Governance) position. This position, especially in the governance dimension, reaffirms our ambition to be a reference in ethics, integrity and transparency. The ESG position is detailed in the Sustainability Strategy chapter of this report. ACTING WITH INTEGRITY With the approval of SP 2050 and BP 2026-30, the Executive Board (EB) and the technical bodies are responsible for the management of the company’s business, ensuring alignment with our vision, purpose, values, strategies and positions. This guidance includes the application of the guidelines in investment and divestment decisions, in accordance with the strategic elements of the plan. These elements are used to assess the adherence of projects to the plan and, together with the commitment to value generation and long-term financial sustainability, support the decisions to include new projects in the portfolio or remove existing projects. Our internal governance is essential to ensure a robust and consistent decisionmaking process. Profitability is one of the main premises for the prioritization of investments, which must be both technically and economically viable. The larger the investment, the greater the requirements for technical analysis and governance procedures, including technical opinions and reviews in committees, until the final decision. In projects within the competence of the Board of Directors, the Investment Committee advises on economic-financial aspects; the communication of critical ESG topics occurs through periodic reports from the Statutory Audit Committee and the Health, Safety and Environment Committee, which receive them from various areas of the company. Periodic reports of the Statutory Audit Committee and the Health, Safety and Environment Committee, which receive them from the various areas of the company. In the Executive Board structure, governance is composed of the Executive Health, Safety and Environment Committee, the Executive Human Rights Committee and the Executive Energy Transition Committee. These bring together executive managers with experience in different areas of the company, ensuring a complementary view of investment processes. The executive managers who participate in these committees have the same responsibilities provided for in corporate legislation for managers. 2 3 4 5 1 CORPORATE GOVERNANCE SUSTAINABILITY REPORT 2025 65 Governance structure Our corporate governance structure is composed of the General Shareholders’ Meeting; Fiscal Council (FC); Board of Directors (BoD) and its committees; Audits; General Ombudsman; and Executive Board (EB), which has Statutory Technical Committees and Executive Committees, as illustrated in the figure below. According to our Bylaws, the Board of Directors is composed of a minimum of seven and a maximum of 11 members. It is responsible for defining the general direction of the company’s business, establishing mission, strategic objectives and guidelines. The BoD must be composed mostly of external members, without current statutory or employment ties with the company, except for the company’s CEO and the member elected by employees. The composition must ensure at least 40% of independent members, as per the Bylaws. In addition, the functions of chair of the Board of Directors and CEO of Petrobras cannot be performed by the same person, following the best corporate governance practices. The term of office of the directors is two years, with up to three consecutive re-elections allowed. We are subject to legislation that prohibits nepotism and conflicts of interest, such as Laws no. 12,813/2013; no. 13,303/2016; and Decree no. 7,203/2010. According to Law no. 12,813/2013, members of the Board of Directors, the Executive Board and holders of managerial positions directly linked to the Board of Directors, Fiscal Council, CEO or Executive Directors executive officers must abstain from restricted activities during their term of office and consult the Public Ethics Commission before assuming private activity within six months after the end of the position. The current composition of the areas consists of the Office of the CEO; Energy Transition and Sustainability; Engineering, Technology and Innovation; Industrial Processes and Products; Logistics, Marketing and Markets; Corporate Affairs; Finance and Investor Relations; Exploration and Production; Governance and Compliance. The current structure prepares the company for the energy transition and maintains its focus on other business segments and management topics that support our Business Plan. Our updated general organizational chart is available on an external portal for access by all audiences. The mechanisms for the prevention and mitigation of conflicts of interest are described in the Business Integrity chapter. OMBUDSMAN´S OFFICE INTERNAL AUDIT EXPLORATION & PRODUCTION SHAREHOLDERS’ GENERAL MEETING STATUTORY ADVISORY COMMITTEES TO THE BOARD OF DIRECTORS *Statutory Committee FISCAL COUNCIL PEOPLE STATUTORY AUDIT HSE INVESTIMENTS CONGLOMERATE AUDIT MINORITY SHAREHOLDERS ENGINEERING, TECHNOLOGY & INNOVATION INDUSTRIAL PROCESSES & PRODUCTS ENERGY TRANSITION & SUSTAINABILITY FINANCE & INVESTOR RELATIONS CORPORATE AFFAIRS GOVERNANCE & COMPLIANCE LOGISTICS, TRADING & MARKETS BOARD OF DIRECTORS EXECUTIVE BOARD CEO EXECUTIVE DIRECTORS ADVISORY COMMITTEES TO THE EXECUTIVE BOARD HSE STATUTORY ADVISORY COMMITTEES TO THE EXECUTIVE OFFICERS INVESTMENT & DIVESTMENT* HUMAN RIGHTS RISKS ENERGY TRANSITION GOVERNANCE STRUCTURE 2 3 4 5 1 CORPORATE GOVERNANCE SUSTAINABILITY REPORT 2025 66 STATUTORY COMMITTEES OF THE BOARD OF DIRECTORS (BoD)1 Committee Main responsibilities Health, Safety and Environment Committee To advise the Board of Directors in the establishment of policies and guidelines related to ESG, as well as in the monitoring of our initiatives aimed at sustainability, including strategic management of HSE, climate change, transition to a low-carbon economy, social responsibility, including human rights, among other matters. This committee also monitors HSE indicators and image and reputation surveys, suggesting actions corrective and improvement actions when necessary. Investment Committee To advise the Board of Directors in the definition of strategic policies and guidelines, the strategic plan, the annual business plan and other relevant strategic and financial topics. The committee also supports the Board of Directors in the assessment of business opportunities, investments, divestments, mergers and incorporations of Petrobras and its subsidiaries that are within the competence of the Board of Directors or the General Shareholders’ Meeting of Petrobras. In addition, it analyzes the company’s annual financing program and verifies the adherence of the obligations and responsibilities assumed by Petrobras, in favor of the public interest that motivated its creation, compared with other companies in the sector. Statutory Audit Committee To advise the Board of Directors in the analysis of the consolidated annual and quarterly financial statements, prepared in accordance with accounting practices adopted in Brazil and with international financial reporting standards (IFRS); to advise the Board of Directors in the establishment of global policies related to the assessment and management of risks; to assess and monitor our risk exposures; to receive, forward and monitor internal and external complaints, including confidential ones, on matters related to the scope of our activities; to analyze reports on internal controls related to financial, accounting, operational, legal and ethical aspects, prepared by internal audit and by the units responsible for the assessment of these controls, and to verify compliance with the recommendations contained in these reports; to supervise the activities of the areas responsible for internal controls, internal audit and ombudsman; to take note of governance and compliance activities; to assess and monitor, together with management and internal audit, the adequacy of fraud and corruption prevention and combat actions; to ensure the adoption, maintenance and improvement of good legal compliance and integrity practices by the company, reporting to the Board of Directors when deemed necessary; and to assess the following reports for, as the case may be, publication on our website and filing with the Brazilian Securities and Exchange Commission (CVM): Annual Letter on Public Policies and Corporate Governance and Information on the Brazilian Code of Corporate Governance – Listed Companies. 1 They report monthly to the Board of Directors. Committee Main responsibilities Conglomerate Statutory Audit Committee It is responsible for being the audit committee of Petrobras conglomerate companies that do not have a local audit committee. Created to comply with the requirements of Law no. 13,303/2016, which provides for the possibility of subsidiaries sharing the costs and structures of their respective parent companies. It also acts in advising the Petrobras Board of Directors on issuing guidance to the conglomerate companies regarding the matters provided for in its internal regulations. People Committee To assist the Board of Directors in aspects related to the human resources management of senior management, including, but not limited to compensation (fixed and variable), nominations and succession policies, as well as selection and eligibility. The People Committee acts, in accordance with Law no. 13,303/2016 and Decree no. 8,945/2016, as an eligibility committee and, in the exercise of this function, its statements will be intended, in addition to the Board of Directors, to assist shareholders in the nomination of members for the Board of Directors and the Fiscal Council of Petrobras and to verify the conformity of the assessment process of the company’s managers and fiscal counselors, not being limited in these cases to being a body to advise the Board of Directors. People Committee also advises the Board of Directors on the eventual application of a measure of the consequence system to members of senior management and external members the Board of Directors committees, in addition to assessing appeals on disciplinary measures for the termination of the employment contract, when the Petrobras Integrity Committee does not decide by consensus. The Committee also monitors image and reputation surveys, recommending actions when relevant. Minority Shareholders Committee To advise the Board of Directors on transactions with related parties involving the Federal Government, its agencies and foundations and federal state-owned companies, provided that they are outside the normal course of the company’s business. Minority Shareholders Committee also provides advice to shareholders, issuing an opinion on certain matters within the competence of the General Meeting, in accordance with article 30, §4 of our Bylaws. The following table presents the Board of Directors’ statutory committees and their main responsibilities. 2 3 4 5 1 SUSTAINABILITY REPORT 2025 67 The table below shows the composition of Petrobras’ Board of Directors (BoD) and Audit Board, as well as the Advisory Committees to the Board of Directors and our senior governance bodies. Selection and nomination of the Board of Directors The processes of selection and nomination of the Board of Directors and its committees follow the Bylaws and the Senior Management and Fiscal Council Members Nomination Policy. This policy reinforces principles of transparency, equity, accountability, corporate responsibility, independence, focus on results and diligence with regard to the processes of selection, nomination and assessment of the eligibility of nominees, aligned with the legislation and the Bylaws. All those responsible for the nomination, whether employees or shareholders, majority or minority, holders of common or preferred shares, must observe the guidelines, minimum requirements and impediments established, as well as consider the appropriate profile for the position, succession plans, diversity of competencies and the integrity and performance history of the nominee. The eligibility assessment, carried out by the People Committee, analyzes the conformity of the process, the applicable requirements and the integrity verification. In addition, the eligibility criteria established by Law no. 6,404/1976 and regulatory standards are observed, as well as the minimum composition of 40% of independent directors. The policy also guides that diversity in the composition of the Board of Directors and complementarity of experiences and qualifications must be sought. The nomination of the director elected by employees follows the rules of Law no. 12,353/2010 and the regulations approved by the Board of Directors. Shareholders meet at the assembly to decide on the election of nominees for the Board of Directors and Fiscal Council, assessing skills and convenience. Decisions related to sustainable development Decisions on sustainable development involve several governance bodies, such as the Board of Directors and Executive Board. In projects within the competence of the Board of Directors, the Investment Committee advises on economic-financial aspects; the communication of critical ESG topics occurs through periodic reports from the Statutory Audit Committee and the Health, Safety and Environment Committee, which receive them from various areas of the company. The Executive Board has specialized advisory committees, such as the Executive Health, Safety and Environment Committee, the Executive Human Rights Committee, the Executive Energy Transition Committee and the Statutory Technical Investment and Divestment Committee. These committees bring together executives from corporate and operational areas to seek greater integration and alignment in the company’s technical and strategic decisions. Information on the Senior Management and Fiscal Council Members Nomination Policy can be found in the Petrobras Code of Best Practices CORPORATE GOVERNANCE Board Member Executive function1 Independent Women Underrepresented2 Board of Directors 11 2 64% 18% 18% External members of the Board of Directors’ committees3 9 0 n/a4 11% 22% Fiscal Council5 8 N/A 63% 13% 13% 1 CEO and employee representative 2 We currently understand by underrepresented the political minorities related to color/race, LGBTQIAPN+, persons with disabilities and gender identity. 3 The advisory committees to the Board of Directors are composed of Members of the Board of Directors and external members. Each board member can be part of more than one committee. 4 Not Applicable. The Regulation of the Statutory Audit Committee, the Petrobras Conglomerate Statutory Audit Committee, and the People Committee require the presence of independent members. 5 Considers full members and alternates. The Internal Regulations of the Board Advisory Committees are disclosed on our website Information on the composition of our statutory advisory committees can be found in Form 20-F Information related to the composition of our Board of Directors and Fiscal Council can be found in our Reference Form – Composition and Professional Experience of Management and the Fiscal Council Information on the responsibilities and duties of our Board of Directors can be found in the Bylaws and its Internal Regulations on our Investor Relations website 2 3 4 5 1 SUSTAINABILITY REPORT 2025 68 The main units responsible for managing topics related to sustainable development and the impacts arising from our activities are: > Finance > Investor Relations > Social Responsibility > Institutional Relations > Health, Safety and Environment > Gas and Energy > Climate Change and Decarbonization > Renewable Energy > Integrated Management of Energy Transition > Human Resources > Governance > Compliance > Enterprise Risks > Strategy and Planning Managerial responsibility unfolds as managers report to the Executive Board, which follows the guidance of the Board of Directors and its committees. The main decisions are taken collegially (Board of Directors and Executive Board) or shared, requiring at least two managers for approval. This model, known as the four-eyes principle, increases transparency and control of our decision-making process. We strengthen our integrity policies by effectively including human rights in our processes. We incorporate specific criteria into the assessments of our supplier chain. To provide services to the company, registered companies must demonstrate a commitment to respect, awareness and promotion of human rights. During the Integrity Due Diligence (DDI) of suppliers, we verify actions related to the prevention of slavery-like labor; the eradication of child labor and the sexual exploitation of children and adolescents; the combat of moral and sexual harassment and discrimination in all its forms; the guarantee of freedom of association and collective bargaining; and the promotion of diversity, equity and inclusion. These requirements complement previous initiatives, such as the Code of Ethical Conduct for Suppliers and the Human Rights and Corporate Citizenship Supplement. These actions reinforce our commitment to international treaties and conventions ratified by Brazil, such as the International Bill of Human Rights, the UN Guiding Principles on Business and Human Rights, the International Labor Organization (ILO) Declaration on Fundamental Principles and Rights at Work, and the guidelines of the International Petroleum Industry Environmental Conservation Association (Ipieca). We implemented the Human Rights Due Diligence (DDDH) process, part of the company’s Human Rights Action Plan (PADH), which is integrated with the ESG commitments of the strategic plan. The PADH, as a strategy for the treatment of the risk of human rights violations, has its implementation status periodically reported to the Risk, HSE and Statutory Audit Committees, which advise our senior management. The management of risks and impacts helps to assess the effects of operations on human rights. After the implementation of the pilot phase in five operations of the company, in 2025, the due diligence process had its procedures formalized and was expanded to our own operating units. In 2026, with the aim of fulfilling the goal of carrying out human rights due diligence in 100% of our operations, the remaining units to be assessed will be included in the process. to be assessed. The graph below presents the ESG commitments related to the supplier chain in BP 2026-30. ESG COMMITMENTS RELATED TO THE SUPPLIER CHAIN ASSOCIATED WITH BP 2026-30 CORPORATE GOVERNANCE Information related to the Human Rights Governance process at Petrobras can be found in the 2025 Human Rights and Corporate Citizenship Supplement Information related to the Human Rights Due Diligence process at Petrobras can be found in the 2025 Human Rights and Corporate Citizenship Supplement Implement Human Rights due diligence in 100% of our relevant suppliers by 2030 Establish that 70% of relevant suppliers have their (GHG) emissions inventory published, by 2028 Assess, in 100% of contracts in strategic categories, the expansion of ESG requirements, by 2028 100% of relevant suppliers trained in integrity and/or privacy by 2030 2025 Result 37% 53% 74% 56% 2 3 4 5 1 SUSTAINABILITY REPORT 2025 69 In addition to the Board of Directors’s statutory advisory committees and the Energy Transition and Sustainability Executive Office, we have operational, tactical and strategic forums that compose our governance of Health, Safety and Environment (HSE), climate change and social responsibility, such as the Executive Human Rights Committee and the Executive Energy Transition Committee, created in 2025. In this way, we address these topics at all levels of the company, as detailed in the table below. More information on Integrity Due Diligence (DDI) can be found in the Business Integrity chapter and on Human Rights Due Diligence can be found in the 2025 Human Rights and Corporate Citizenship Supplement More information on the Executive Human Rights Committee can be found in the Sustainability and Human Rights Strategy and Governance chapter of the 2025 Human Rights and Corporate Citizenship Supplement SUSTAINABILITY FORUMS Forum Main responsibilities Executive HSE Committee To advise the Executive Board in the definition of HSE and social responsibility strategies, policies and guidelines. To analyze and issue to the Executive Board recommendations on objectives, targets and investment plans for the development of the company’s strategy; HSE performance monitoring and recommendation of improvement actions to our units and Petrobras System parent companies; critical analysis of accidents and audit recommendations; monitoring of the implementation and unfolding of HSE guidelines, standards and actions; proposals for projects and improvement actions and requirements of the BoD’s HSE Committee; in addition to approving the creation of commissions to deal with topics associated with the committee’s recommendations. Executive Energy Transition Committee To advise the executive board in the analysis of matters related to the energy transition, low-carbon businesses, climate change and decarbonization, as well as to strengthen the integration and discussion of these topics by Petrobras’ senior management. Executive Human Rights Committee To advise the Executive Board in the analysis, monitoring and treatment of topics related to human rights, covering the prevention and combat of discrimination, moral harassment and sexual violence, diversity, equity and inclusion, human rights due diligence, well-being, decent work, community relations, relations with indigenous peoples and traditional communities, human rights defenders, among others HSE Commission To advise the manager of the macro-process to manage HSE in the standardization, integration, development and critical analysis of the processes unfolded from the macro-process, aiming at the continuous improvement of Petrobras HSE performance. HSE thematic commissions (Safety Commission, Environment Commission, Health Commission and Contingency Commission) To advise the HSE Commission in the definition of HSE strategies, guidelines, standard procedures and standards; to monitor the implementation of HSE strategies, guidelines, programs, projects and actions in the various areas of the company and subsidiaries; to monitor and report periodically the HSE performance; to deliberate on or forward to the HSE Commission proposals for programs, projects and improvement actions in the HSE area presented by the thematic forums; to approve the update of the training matrix for the topic; and to propose and/or monitor ICT and digital transformation solutions for the topic. Human Rights Commission To promote debates, disseminate content, advise and guide on human rights matters and practices in the company. To coordinate the implementation of Petrobras’ Human Rights Action Plan (PADH). To unfold the human rights commitments established in Petrobras’ Strategic Planning. To coordinate the four sub-commissions linked to it: the Human Rights Training Sub-commission, the Human Rights Due Diligence Sub-commission, the Community Relations Sub-commission and the Diversity, Equity and Inclusion Sub-commission. Community committees Spaces coordinated by Petrobras, with the participation of community leaders and other social actors, who meet on average three times a year. The objective of these committees is to maintain a permanent dialogue with the communities in the area of influence of our operations, discussing issues related to our activities and actions to expand the positive impacts and minimize the negative risks and impacts generated by them. Sustainable Procurement Committee To act as a forum for alignment and deliberation on the ESG topic in the macro-process of supplying goods and services, performing an advisory and consultative role for the decision-making process of the Procurement Management Committee and other necessary bodies. To assess opportunities for sustainable procurement with ESG requirements, in compliance with the company’s contracting demands, the current strategic plan and good market practices. CORPORATE GOVERNANCE 2 3 4 5 1 SUSTAINABILITY REPORT 2025 70 Definition of strategy and policies Our Bylaws establish that it is the responsibility of the Board of Directors, among other duties, to define the general direction of the business, including mission, strategic objectives and guidelines. It is also up to the Board of Directors to approve, upon proposal of the Executive Board, the strategic plan and its multi-year plans, as well as the annual plans and programs for expenditures and investments. Annually, the Board of Directors analyzes the fulfillment of the targets and results of these plans, publishing its conclusions and informing the National Congress and the Federal Court of Accounts. The Board of Directors also defines global policies, such as strategic commercial, financial, risk, investment, environment, information disclosure, distribution of dividends, transactions with related parties, spokespersons, human resources, social responsibility and minority interests, in accordance with Decree no. 8,945/2016. We remain at 96% of compliance with the Brazilian Code of Corporate Governance. With this, we have maintained the highest performance since 2019. The index remains above the general average and stands out both in the segment of state-owned companies and in the oil and gas sector. The list of policies that guide our ESG action can be found on the Petrobras Investors website All policies, including those related to sustainability, apply to the parent company and all wholly-owned and controlled subsidiaries of the Petrobras System, that is, it is considered a Common Corporate Rule. When we launch a new policy related to sustainability, we communicate it to employees through several channels, such as material facts, social media, external websites, press releases, notes on the internal portal, weekly e-mail bulletin and posting on the internal social network (Workvivo). Our governance model, expressed in the Corporate and Shareholding Governance Policy, seeks to: > Ensure our sustainability and perpetuate the best governance practices; > Improve the decision-making process in senior management; > Improve planning, controls and performance; > Increase transparency and information disclosure; > Strengthen our institutional image and reputation; > Generate value for shareholders and other stakeholders, in an ethical and sustainable manner. This model is guided by the principles of transparency: respect and equitable treatment of shareholders and stakeholders; accountability; economic, social and environmental responsibility; and respect for the legislation of the countries where we operate. The governance of supplier chain sustainability is supported by internal regulations, channels for relations with the supplier market, training actions for the contracting team and the supplier chain, technical and contractual requirements, in addition to supplier performance assessment. The main documents that guide this relationship are: > Petrobras Compliance Program > Code of Ethical Conduct for Suppliers > Compliance Policy > Petrobras Code of Ethical Conduct > Quality Guide for Suppliers > Guideline on the Receipt and Offering of Gifts, Tokens and Hospitality > Petrobras Social Responsibility Policy These documents are available to our suppliers and potential suppliers in our Supplier Channel. At the tactical and operational level, the Supply Executive Management is responsible for implementing these guidelines in the processes of acquisition of goods and services, allocating human, technical and operational resources to integrate human rights criteria and other ESG requirements at all stages of the contracting process and management of the supplier base. To assess and deliberate on contracting opportunities with ESG requirements, ensuring alignment with corporate policies, the business plan and best market practices, the Sustainable Procurement Committee was established, a multidisciplinary group that brings together professionals from different management offices of the Supply area, acting as a forum for alignment, assessment and deliberation on the ESG topic in the macroprocess of supplying goods and services, performing an advisory and consultative role for the decision-making process of the Procurement Management Committee and other necessary bodies. According to our Bylaws and its Internal Regulations, the Board of Directors meets, ordinarily, at least once a month and, extraordinarily, whenever necessary. In 2025, the Board of Directors held 32 meetings: 11 ordinary and 21 extraordinary, this because, exceptionally, in July 2025, 3 extraordinary meetings were held throughout the month, with no remaining matters that needed to be deliberated on at the ordinary meeting originally scheduled for the 25th, with the President of the Board of Directors having authorized, as an exceptional measure, the cancellation of that meeting. Through the annual schedule of permanent agendas, the Board of Directors and its advisory committees analyze the topics within their responsibilities, requesting complementary information and documents from the competent technical areas, as necessary. The responsible units also assess the CORPORATE GOVERNANCE 2 3 4 5 1 SUSTAINABILITY REPORT 2025 71 convenience of submitting unscheduled matters in the annual permanent agenda calendar for the deliberation of the Board of Directors or its committees. The communication of critical ESG topics to the Board of Directors occurs through periodic reports from the Statutory Audit Committee and the MAIN CRITICAL ISSUES AND FREQUENCY Critical topics Frequency Reporting on environmental, life, social, image, reputation and cybersecurity risks 43 Sexual Violence and Workplace Violence 29 Monitoring of critical accidents 20 Monitoring of the work of investigating reports, internal protocols and administrative Accountability proceedings 15 Environmental licensing and environmental litigation 14 Strategic planning and monitoring of commitments related to sustainability topics 8 Internal audit planning and the results of internal and external HSE audits 7 Presentation of the Integrity report, including Privacy and LGPD topics 5 Report on Transactions with Related Parties 4 Reserved session for high-risk and very high-risk reports 2 Monitoring of the Internal Controls and Fraud and Corruption Risk Matrix 2 Commitment to Life Program 2 Integrated Report of the General Ombudsman’s Office 2 Annual Letter on Public Policies and Corporate Governance and Information on the Brazilian Code of Corporate Governance 1 Report on recommendations from independent auditors for the improvement of internal controls 1 The managers, external members of the BoD’s committees and members of the Fiscal Council participate in the Mandatory Training for Statutory Members (TOPE) upon assumption of office and annually. The objective is to promote reflection and debate on relevant topics for efficient, upright, ethical and responsible conduct. TOPE addresses corporate legislation, capital markets, information disclosure, internal controls, code of conduct, the Anti-Corruption Law (Law no. 12,846/2013) and other essential topics. Managers and fiscal counselors who have not participated in the annual training in the last two years cannot be reappointed to the position. In 2025, the following TOPE topics were addressed: Corporate and capital markets legislation; Material act and fact; Internal controls and SOx certification; Petrobras Values (senior management); Basic notions about Law 12,846/2013 – Anti-Corruption Law; and Risk management at Petrobras. The training was offered preferentially through remote learning in the internal training system, the Integrated Human Resources Solution (SIRH). Information on training can also be found in the Labor practices and equal opportunities chapter Health, Safety and Environment Committee, which receive them from the various areas of the company. The table below presents, in a non-exhaustive manner, the main critical issues and the frequency with which they were brought to the attention and deliberation of these committees in 2025. CORPORATE GOVERNANCE Information on reports received by the Ombudsman’s Office and brought to the Board of Directors can be found in the Business Integrity chapter Information on our Bylaws and main governance instruments can be found on our Investor Relations website 2 3 4 5 1 SUSTAINABILITY REPORT 2025 72 SUSTAINABILITY COMMITMENTS, SUCH AS POLICIES, GUIDELINES AND OTHERS Code of Ethical Conduct Petrobras Human Rights Guidelines Social Responsibility Policy Diversity, Equity and Inclusion Policy Health, Safety and Environment Policy Human Resources Policy Ombudsman Policy Whistleblower Protection Guideline Guideline on the Protection of Victims of Workplace Violence Compliance Policy Protective Intelligence and Corporate Security Policy Petrobras Ethical Conduct Guide for Suppliers Guideline on the Involuntary Displacement of People and Communities Community Relations Guideline Petrobras’ Guidelines for Reparation for Human Rights Violations Petrobras’ Position on Diversity and Combat of Harassment and Discrimination Guideline for Preventing and Combating Discrimination, Moral Harassment and Sexual Violence Corporate and Shareholding Governance Policy Corporate Governance Guidelines Collective Bargaining Agreement (ACT) 2025-2027, clauses 11 to 17; 59 to 71 Corporate policies and guidelines are published both on the internal portal and on external portals, for access by all audiences. We also carry out a plan of communication and training actions, considering the scope of the regulation, the need for the target audience and the availability of channels. External and internal social media, lectures and courses are some examples of the resources used for the disclosure of our commitments. Compensation associated with non-financial top metrics The 2025-29 Business Plan (BP 2025-29), in force in 2025, establishes four top metrics, three of which are used for the variable compensation of all employees (IAGEE, ICMA and DELTA VALUE). These metrics translate and quantify our vision, guiding the company’s main objectives. Two of these metrics are directly related to the ESG topic: the Index of Compliance with Greenhouse Gas Targets (IAGEE) and the Environmental Commitment Indicator (ICMA), which considers the spilled volume of oil and oil products, encompassing the entire company. The performance of employees is assessed through the Performance Management (GD) process, which considers competencies and goals. The goals are based on specific metrics, derived from the scorecards of senior management and the units, ensuring that individual and collective objectives are aligned with the company’s main metrics. The assessment of senior management is divided as follows: a. Annual individual assessment of the CEO and executive Directors, coordinated by the Human Resources (HR) unit under the supervision of the People Committee; b. Annual collective assessment of the Executive Board, coordinated by the Governance unit; c. Annual collective assessment of the Board of Directors and its advisory committees, carried out internally or by an external company, coordinated by Petrobras’ Office of the Secretary General under the supervision of the chair of the Board of Directors; d. Annual individual assessment of directors and members of committees, coordinated by Petrobras’ Office of the Secretary General under the supervision of the chair of the Board of Directors. The graph as follows presents the minimum variable compensation linked to the emission and spill targets in 2024. CORPORATE GOVERNANCE 2 3 4 5 1 SUSTAINABILITY REPORT 2025 73 MINIMUM VARIABLE COMPENSATION LINKED TO EMISSIONS AND SPILL TARGETS IN 2025 (%) Assessment of the Board of Directors and its advisory committees The Performance Assessment of the Board of Directors and its advisory committees, as collegiate bodies, and of each of its members individually, occurs annually and is provided for in the Bylaws, in the company’s Corporate Governance Guidelines and in the Internal Regulations of the Board of Directors. The performance assessment in force occurs through a diagnosis by a specialized consulting firm, hired through a bidding process, which uses its own methodology and forms for the assessment of the Board of Directors and its Committees, respecting the criteria and dimensions present in the service specification prepared by the company. The results of the assessments are forwarded to the Board of Directors in order to identify possible opportunities for improvement, and there is no provision for the impact of the performance assessment on the compensation of the members of the Board of Directors and its Committees, since the compensation received by them is fixed. More information related to the assessment of the Board of Directors and its advisory committees can be found in our Reference Form Assessment of the Executive Board Under the coordination of Human Resources, the individual assessment of the members of the Executive Board considers three dimensions: competencies, management criteria and results. In the first, the assessment is multilateral, with self-assessment, peers and assessment by the CEO. The management dimension addresses criteria related to the effectiveness of their performance, especially the contribution to the improvement of the organization’s governance and meets legal and regulatory requirements. The results dimension is based on the top metrics and specific scorecard targets, calculated by the Executive Management of Business Performance. The Board of Directors also annually assesses the performance of the Executive Board based on its own methodology, considering the achievement of metrics and qualitative assessment of strategy, decisionmaking process, structure and identity. In compliance with article 24, item III and article 37, §3 of Decree no. 8,945/2016, the Board of Directors analyzes and publishes annually the fulfillment of the targets and results of the business plan and the long-term strategy, informing the National Congress and the Federal Court of Accounts. We also carry out an annual individual and collective assessment of the statutory members, following the criteria for managers. Additionally, it is worth highlighting that we achieved excellence in the 7th cycle of IG‑SEST (Indicator of Governance and Public Policies of the Secretariat for Coordination and Governance of State-Owned Enterprises), standing out‑in governance, public policies and innovation. Also, among mixed-capital companies, we ranked 1st in the iESGo/TCU (Index of Governance, Sustainability and Management in Public Organizations, developed by the Federal Court of Accounts) 2024 and obtained leadership in the ESG Integrity Yearbook (a study organized by Insight Comunicação with support from Fundação Getúlio Vargas) 2025, in the Petroleum, Gas and Biofuels sector, with strong performance in governance and advances in lowcarbon investments. These recognitions reinforce our maturity, transparency and commitment to sustainability and best practices. More details can be found in the Sustainability Strategy chapter of this report CORPORATE GOVERNANCE 1 Low Carbon Portfolio (CART-BC): Measures the progress of the realization of the low carbon portfolio (investment projects, mergers and acquisitions and optimization of equity stakes), considering the following milestones: approval of gates according to specific systematics; and signatures to be made throughout 2025. 2 Executive Directors areas linked to operation: Executive Director area of Exploration and Production, Executive Director area of Engineering, Technology and Innovation, Executive Director area of Logistics, Commercialization and Markets, Executive Director area of Industrial Processes and Products and Executive Director area of Energy Transition and Sustainability. 11 14 15 5 20 15 18 20 26 27.5 32 35 52.5 52 IAGEE VAZO DOW JONES INDEX Cart-BC1 Other employees General Managers Executive Managers CEO and Corporate Executive Directors Operational Executive Directors² 2 15 30 5 2 3 4 5 1 SUSTAINABILITY REPORT 2025 74 BUSINESS INTEGRITY GRI 2-15, 2-26, 11.19.1, 11.19.2, 11.20.1, 11.20.2, 11.20.3, 11.20.4, 11.20.5, 11.20.6, 11.22.2 Good corporate governance and compliance practices are fundamental pillars for our business. We act guided by integrity, which for the company means acting with ethics, transparency and consistency between what we communicate and what we practice. In an increasingly competitive market, our governance model seeks to balance efficiency and control. Thus, we ensure agile and safe action. We also encourage the adoption of practices related to environmental, social and governance (ESG) topics with our stakeholders. The material topic Business integrity encompasses our governance and compliance mechanisms, focused on promoting ethics, on maintaining a balanced and fair work environment, on the transparency of decision-making processes and on the policy for the nomination of Directors and Executive Directors. It includes actions to prevent, identify and correct misconduct and acts harmful to the company, such as fraud, corruption, influence peddling, money laundering, commercial sanctions and conflicts of interest. These risks may impact on the company’s reputation, the workforce, investors and the value chain. It also considers aspects such as unfair competition, the management of contracting/bidding processes and the transparency of related information, as well as the risks associated with fragile systems, ineffective controls or inadequate supervision. The positive impacts of transparency and communication with stakeholders also stand out, in addition to the benefits generated by responsible business practices and the commitment to integrity throughout the value chain. It addresses the ethical impacts of the adoption of artificial intelligence and new technologies, in addition to the management and security of information, including negative impacts related to data leakage. In the 2050 Strategic Plan (SP 2050) and the 2026-2030 Business Plan (BP 2026-30), we position ourselves on ESG to reduce the carbon footprint, protect the environment, care for people and act with integrity. By conducting business with integrity, we aim to be a reference in ethics, integrity and transparency, basing our actions on the three drivers of SP 2050. Our commitment to transparency is expressed in the values that support the Petrobras System Code of Ethical Conduct and guide our strategic plan. In 2025, we were once again recognized by the National Association of Finance, Administration and Accounting Executives (ANEFAC) with the Transparency Trophy, related to the 2024 Financial Statements, keeping us among the winning companies in the category of companies with net revenue exceeding BRL 20 billion. ACTING WITH INTEGRITY DRIVERS DEFINED IN SP 2050 ACT WITH INTEGRITY > Strengthen our governance model, by promoting diversity, equity and inclusion; > Act with excellence in ethics, integrity and transparency; > Foster the adoption of ESG practices among our stakeholders. 2 3 4 5 1 SUSTAINABILITY REPORT 2025 75 Integrity system Our integrity system is a set of governance structures, regulations and management and control instruments that aim to prevent risks related to integrity. Composed of the Compliance Program and the areas responsible for integrity risks, it aims to ensure an ethical corporate environment, guided by transparency, ethics and dialogue with workers, partners and customers. The system is structured according to the three lines of defense model. Each line plays a distinct role in governance, with continuous and integrated activities, supported by the corporate structure, as illustrated in the figure below. BUSINESS INTEGRITY INTEGRITY SYSTEM MODEL FIRST LINE Managers of business areas have the role of managing risks and are responsible for implementing corrective actions to address deficiencies in processes and controls. MANAGERS AND TEAMS OPERATIONAL UNITS BUSINESS AREAS SECOND LINE The various corporate functions for risk control and compliance oversight advise on the development and/or monitor the control activities carried out by managers. GOVERNANCE COMPLIANCE RISK MANAGEMENT PRIVACY OMBUDSMAN OTHER CORPORATE FUNCTIONS THIRD LINE Internal Audit independently assesses the effectiveness of risk management and the internal control system, reporting any deficiencies and proposing improvement actions. INTERNAL AUDIT External regulators External audit SENIOR MANAGEMENT 2 3 4 5 1 SUSTAINABILITY REPORT 2025 76 Compliance Program Our Compliance Program brings together mechanisms to prevent, detect and correct misconduct and acts harmful against the company. It was developed based on the Compliance Policy and the Code of Ethical Conduct, aiming to foster and maintain an environment of integrity. The program is directed to several stakeholders, including senior management, the Petrobras System workforce, customers, suppliers, investors, partners, the public authorities, and all those who relate to or represent the company’s interests. The Governance and Compliance Executive Office (DGC) are responsible for the program and acts as the guardian of the integrity system. Governance and Compliance Executive Office DGC is composed of the units of Governance, Compliance, Petrobras General Internal Affairs Office, Strategic Information, and Integrity System and Privacy Monitoring. Its management is led by an independent Executive Director, who, according to our Bylaws, reports directly to the Board of Directors. The selection of this Executive Director follows an external pre-selection process, carried out by a specialized company, since 2014. DGC acts in the second line of defense of the integrity system and in the management of compliance risks, supporting the development and monitoring of the controls carried out by managers. Our Basic Organization Plan establishes DGC’s responsibilities, including the prevention of compliance incidents, among them fraud, corruption and money laundering; internal controls and integrity analysis of managers and counterparties. It also covers investigation processes, disciplinary deliberations, activities of the corporate and shareholding governance model, management of the decision-making process and compliance with the General Personal Data Protection Law (LGPD). The Compliance area analyzes and issues opinions on the procedural compliance of agendas submitted to the Executive Board. If the opinion is negative, the agenda returns to the issuer for adjustment. Governance and compliance activities are reported, at least, quarterly to the Statutory Audit Committee and to the Fiscal Council, and annually to the Executive Board and the Board of Directors. In addition to the main structure, we have more than 350 professionals in several areas acting as integrity agents, contributing to disseminating information and strengthening the integrity environment throughout the company. During the fourth quarter of 2025, in partnership with the United Nations Office on Drugs and Crime (UNODC), we held four in-person training sessions (Rio de Janeiro and São Paulo), in addition to ten online training editions, reaching 331 participants from 247 small and mediumsized enterprises (SMEs). The training sessions are part of the Integrity Strengthening Project for SMEs, aimed at the supply chain of the energy sector. The in-person meetings included the participation of representatives from the Brazilian Service of Support for Micro and Small Enterprises (SEBRAE), the Office of the Comptroller General and the Global Compact, in addition to other companies in the sector, who joined the round-table discussions aimed at expanding the dialogue on integrity in the value chain of the energy segment. To support the implementation of the practices discussed in the classroom, the project also developed an Integrity Risk Matrix for SMEs, accompanied by a Filling-out Manual, which details the step-by-step process to map, assess and address integrity risks. Aligned with the UN Convention against Corruption (UNCAC), the Sustainable Development Goals (SDGs) and BP 2026-30, the program reinforces our commitment to ethics, governance and ESG requirements in our production chain. We also signed a Protocol of Intentions with the Public Ethics Commission (CEP) of the Federal Government, to strengthen ethical management through integrated actions and exchange of best practices. We use advanced data analytics and artificial intelligence (AI) technologies to strengthen our Integrity System and our governance and compliance mechanisms. These tools have played a growing role in the improvement of compliance monitoring processes, contributing to greater efficiency, analytical capacity and alignment with best market practices. Information security, privacy and personal data protection We recognize Information Security (IS) as a strategic factor for organizational success and for the strengthening of our integrity practices. In line with technological evolution and the increase in global challenges related to cybersecurity, we adopt robust principles and guidelines, supported by an independent and highly specialized organizational structure. The governance of the topic reflects the segregation of duties and alignment with best market practices, with the Information Security area separated from the Information Technology and Telecommunications area and reporting directly to the Corporate Affairs Executive Office. The IS action model is supported by the Petrobras Information Security Policy, unfolded in internal regulations, and by the Information Security Master Plan, which establishes the purpose, strategic drivers and main investments, aligned with the business objectives, values, risk management and legal and regulatory requirements of the organization. BUSINESS INTEGRITY 2 3 4 5 1 SUSTAINABILITY REPORT 2025 77 The scope of the processes under IS responsibility includes, among other aspects: corporate and industrial cyber intelligence and security, protection of identities, access, data and applications, security in artificial intelligence, digital resilience, third-party cyber risk management, awareness, IS governance and architecture, ensuring breadth and depth in management. We also ensure compliance with the main national normative frameworks, promoting regular risk assessments, conducting independent audits and vulnerability tests with the support of external specialists. Preventive action, as well as the capacity to respond to possible information security incidents, is strengthened by the existence of the CSIRT (Computer Security Incident Response Team), available on a continuous basis (24 hours, seven days a week) and able to respond in an agile and structured manner to potential incidents. The cyber incident response plan is multidisciplinary, aligned with international standards and also includes a digital continuity program that ensures resilience and effective recovery in critical situations. The IS culture is continuously reinforced through training, awareness campaigns and practical simulations involving all internal audiences and, especially, senior management. This systemic approach has translated into solid results: in 2025, we did not have any incidents caused by cyberattacks of any nature that compromised our corporate or industrial environment. The attempted attacks were detected and managed by our security ecosystem. All this commitment of IS, with its internal and external stakeholders, is complemented by privacy and personal data protection practices, providing solidity and transparency to our governance and corporate integrity. We are strengthening our action in privacy and personal data protection, and we have a structure dedicated to the topic, the General Privacy Management Office. The unit coordinates compliance with Law no. 13,709/2018 (General Personal Data Protection Law – LGPD) and adopts a governance model aligned with the business, applicable legislation and best market practices. Its action includes prevention, treatment and response to risks, in addition to continuous awareness initiatives, always placing the data subject at the center of actions. Our commitment is reflected in the Code of Ethical Conduct, which has a specific section on privacy and personal data protection. There are also internal standards and dedicated channels both for the registration of incidents and for the clarification of doubts. Another relevant front in 2025 was the update of the Personal Data Inventory (IDP), with the use of an internally developed tool to identify risks associated with privacy and personal data protection in corporate processes and to guide the implementation of mitigation measures. The privacy culture was also strengthened with training programs. In 2025, we reached the mark of more than 200 thousand employees trained on the topic since 2020 and we expanded the application of Privacy by Design, with specific analysis in projects or processes from the conception stage. We also improved the process of assessment of the maturity of partners in personal data protection, with the objective of verifying whether the suppliers that process personal data on behalf of Petrobras are acting in compliance with best market practices, contractual clauses and regulations related to the LGPD. In addition, we established the goal of training all relevant suppliers by 2030 in topics related to privacy and/or integrity. BUSINESS INTEGRITY 2 3 4 5 1 SUSTAINABILITY REPORT 2025 78 External recognition accompanies these advances. In 2025, the Federal Court of Accounts (TCU) classified us as an organization at the “enhanced level” in LGPD maturity – the highest level evaluated by the body. Also in 2025, we obtained certification under the international standards ISO/IEC 27001:2022 (Information Security Management) and ISO/IEC 27701:2019 (Information Privacy Management), reinforcing our adherence to best global practices. These results highlight our commitment to information security and personal data privacy, consolidating our position as a reference in integrity and transparency in the national scenario. Ethics in the adoption of artificial intelligence and new technologies We recognize the transformative potential of Artificial Intelligence (AI) and reaffirm our commitment to its ethical, safe, transparent, fair and responsible application. Before the adoption of new technologies, we conduct comprehensive analyses of the potential impacts, contemplating ethical, social, regulatory and information technology and telecommunications risks. In 2025, we made significant progress in consolidating responsible AI governance. We published the Responsible AI Guideline, structuring management in strategic, tactical and operational pillars, with clear processes for decision-making and monitoring. We implemented the Preliminary Risk Assessment (APR) and the Algorithmic Impact Assessment (AIA), ensuring risk mitigation and regulatory compliance. We created the Responsible AI Office, dedicated to continuous monitoring, support to the areas and the promotion of the culture of responsibility in the use of AI. Ethics Commission The Ethics Commission promotes the management of ethics in the company, acting as a forum for the deepening of topics related to ethics. It was established in accordance with Decree no. 1,171/1994 and Decree no. 6,029/2007 and Resolution no. 10/2008 of the Public Ethics Commission (CEP). The Ethics Commission, supported by its Executive Secretariat, acts on issues related to the topics provided for in the Petrobras System Code of Ethical Conduct and in the other instruments that comprise the company’s Integrity System. It also supervises compliance with the Code of the Federal Senior Administration (CCAAF) and forwards to the CEP situations that may constitute non-compliance with its standards. The Commission is composed of three full members and their respective alternates, all professionals with extensive experience in their functions, valuing gender diversity and the balance in the representativeness of corporate and operating areas. For more information, we provide the e-mail comissaodeetica@petrobras.com.br Policies and procedures Code of Ethical Conduct Our Code of Ethical Conduct reflects our commitment to the best practices of business integrity, strengthening an ethical environment for business. More than establishing responsibilities and conduct, the code encourages positive behaviors and guides people to make correct decisions, aligned with the values that guide the company: Care for people, Integrity, Sustainability, Innovation and Commitment to Petrobras and the country. The document defines the ethical principles that guide the institutional responsibilities, of senior management and of the entire workforce, reinforcing the ethical sense present in our mission, vision and purpose. It also highlights the fundamental role of leadership as an example for its teams, with specific sections aimed at this audience. The code addresses relevant and current topics, such as the responsible use of social media and artificial intelligence, in addition to deepening issues related to ESG, with emphasis on labor relations, human rights and sustainable development. The signing of the term of acknowledgment of the code is mandatory for all employees and may impact on the Merit Increase process in the event of non-compliance. By December 31, 2025, 99.87% of employees signed the term of acknowledgment of the Petrobras System Code of Ethical Conduct. BUSINESS INTEGRITY 2 3 4 5 1 SUSTAINABILITY REPORT 2025 79 To maintain strategic alignment and good governance practices, the new version of the Petrobras System Code of Ethical Conduct was unfolded for the equity of controlled companies and adopted in 100% of them. With regard to business partners and other external organizations, such as suppliers, we have a standard clause in our contract template that requires observance of and compliance with the guidelines of the document. Political contributions In accordance with the provisions of the Code of Ethical Conduct, we undertake the commitment not to provide support or contribution to campaigns of political parties or candidates for elective offices. In 2025, no non-conformities or reports related to the making of political donations or contributions were identified, whether in Brazil or in the countries where we operate. Compliance Policy Our Compliance Policy establishes principles and guidelines that express the commitments we assume in relation to the promotion of ethical values, integrity and transparency in the conduct of our business. This policy contributes to a safe environment for decision-making. In October 2025, our Board of Directors approved a new version of the Compliance Policy incorporating adjustments that reinforce integrity as a fundamental value, strengthen ESG commitments and highlight the role of leadership in disseminating these principles. With this update, we seek to reinforce our commitment to the integrity of our corporate culture, guided by the principles of compliance, as illustrated in the figure below. PRINCIPLES OF COMPLIANCE Petrobras Code of Ethical Conduct for Suppliers Our Code of Ethical Conduct for Suppliers provides guidelines on values and ethical behaviors expected in our business relations. The guide reaffirms our zero tolerance of any and all forms of fraud and corruption, recommending the same posture to our supplier chain. Therefore, our suppliers must provide safe working conditions and treat their workers with dignity and respect. They must act in an upright and ethical manner, in full compliance with applicable regulations and laws. These obligations are provided for both in our contract draft and in our Code of Ethical Conduct for Suppliers. Based on these documents and on internal standards with the guidelines for the supervision of contracts for goods and services, we verify the compliance of the execution of the contractual clauses with regard to aspects related to safety, environment and health, as well as social responsibility, including labor obligations, in which we monthly require the submission of the documentation necessary for proof of fulfillment of labor, social security and Severance Indemnity Fund (FGTS) collection obligations. Non-compliance with these standards and contractual obligations is subject to administrative sanctions. In addition, we assess the performance and quality of our suppliers and, when necessary, we apply the consequence system, as provided for in our Quality Guide for Suppliers, which may result in the application of fines and other penalties provided for in the contracts, up to the establishment of a Commission for the Analysis and Application of Sanctions (CAASE), in compliance with articles 83 and 84 of Law no. 13,303/2016. It is possible to establish CAASE in cases of labor, social security or HSE non-conformities, contract abandonment, unmotivated withdrawal from a bidding process, non-compliance with the Code of Ethical Conduct for Suppliers, among other conducts considered serious. BUSINESS INTEGRITY INTEGRITY AS THE BASE OF OUR RELATIONSHIPS FOCUS ON PREVENTION DETECTION AND REMEDIATION RESPECT FOR PEOPLE ROLE OF LEADERSHIP POSITIVE IMPACT ON SOCIETY 2 3 4 5 1 SUSTAINABILITY REPORT 2025 80 With regard to sanctioning processes (CAASE) related to non-conformities in labor practices, 13 companies were sanctioned among the total of 34 companies sanctioned in 2025. It should be noted that, for contracts considered to have a higher risk of human rights violations, such as in cases of intensive use of labor, there is a declaratory clause of social responsibility that establishes commitments of social responsibility and human rights for contracted companies. Competition Compliance Guideline Our Competition Compliance Guideline establishes the commitment to strict compliance with Brazilian competition defense legislation and that of foreign jurisdictions in which we conduct business. Compliance with the guidance provided for in this guideline is fundamental to avoid the occurrence of violations and to prevent the company from suffering with anti-competitive practices carried out by other agents. Our pricing policy has been the object of several questionings, especially by competitor companies that allege possible damages resulting from our pricing. In the regulatory scope, the Administrative Council for Economic Defense (CADE) maintains eight proceedings to investigate possible infractions of the economic order by Petrobras. Of these, six are suspended due to Conduct Cessation Commitment Terms, with no definitive decisions in any of the cases. Transparency Portal For the sixth consecutive year, the Petrobras Transparency Portal remained in first place in the active transparency ranking of the Office of the Comptroller General (CGU), among more than 300 federal bodies and entities evaluated in 2024. In 2025, we won the gold category at the National Public Transparency Award, promoted by the Federal Court of Accounts (TCU), in partnership with the Association of Members of the Courts of Accounts of Brazil (Atricon) and other courts. With this achievement, we stand out as one of the most transparent companies in the country. The recognition is the result of performance close to 90% in the criteria of access, clarity and disclosure of information essential to society. The National Public Transparency Program assessed 52 state-owned companies, awarding 42 in the silver, gold and diamond categories, reinforcing the expansion of access to information and trust between citizens and the State. We launched the third version of our Transparency Portal, with improved design and more advanced technology, with the aim of making navigation and consultation of information even more accessible. We developed automation for the gifts and hospitality sections. We also disclose Ombudsman’s annual balance, the agenda of authorities, the table of employee salaries and managers’ compensation, among other information of relevant interest to society, in compliance with the Access to Information Law (LAI), the State-Owned Enterprises Law (Law no. 13,303/2016) and the Conflict-of-Interest Law (Law no. 12,813/2013). We extended the availability of contracts with downloadable copies on Transparency Portal, accessible through search tools for contracts, addenda, bidding processes and agreements. With the aim of expanding immediate access to our great demand for passive transparency, we reached the mark of more than ten thousand contract copies made available. In 2025, we registered 731,236 views on the Transparency Portal and analyzed 3,203 requests for access to information, as shown in the graph below. The average response time was 16.6 days. We are the eighth most demanded body in Brazil. REQUESTS FOR ACCESS TO INFORMATION 2025 (%) BUSINESS INTEGRITY 3,203 Total In December 2025, we completed the second phase of the project aimed at expanding active transparency in the Petrobras System. Under the coordination of the General Ombudsman, the institutional and transparency portals of Araucária Nitrogenados (ANSA) were developed and launched, which now joins the group of Petrobras System companies with their own portals: Petrobras Biocombustível (PBio), Petrobras Comercializadora de Gás e Energia e Participações (PBEN-P), Petrobras Logística de Exploração e Produção (PBLOG), Termomacaé, Termobahia and Baixada Santista Energia (BSE). 2,707 Contracts and agreements 84.51% 151 Human resources 4.71% 87 Internal controls 2.72% 55 Technical information 1.72% 203 Other topics 6.34% 2 3 4 5 1 SUSTAINABILITY REPORT 2025 81 Training and communication The disclosure of policies, standards and procedures related to ethics and integrity is carried out for our stakeholders through internal and external campaigns and actions, using several communication channels. These actions are planned based on our integrity risk analysis and are combined with specific training actions. Training actions are also designed based on the prioritization of topics and stakeholders. We carry out at least one annual training on integrity for our entire workforce, including senior management. In addition, workers and counterparties periodically receive content on integrity topics. Audiences who work in areas more exposed to integrity risks, including fraud, corruption and violation of competition defense, also receive specific training. In September 2025, we launched the remote learning course Petrobras System Code of Ethical Conduct. This training, available to the entire workforce and mandatory for employees, uses interactive case studies that stimulate reflection and encourage the practical application of ethical principles in daily professional life. It should be noted that failure to take the course may impact on the annual professional progression process. Of the total number of employees, 98% completed the training on the Petrobras System Code of Ethical Conduct, accounting for 42,337 people trained at the end of the campaign, in December. The Code of Ethical Conduct remote course adopts an integration with approaches based on behavioral theories, such as compliance and behavioral ethics, structured in three complementary axes: > Dilemma-oriented learning: exposure to real situations, with multiple paths leading to different consequences; > Immersive narratives: cases with characters, contexts and pressures close to our reality; > Guided self-reflection: provocative ethical feedback, which avoids simplistic right or wrong classifications and encourages conscious accountability. This methodology promotes constructive discomfort, favoring the internalization of ethical principles and the maturing of individual judgment. Based on the Code of Ethical Conduct, the content brings together the Petrobras Values, ethical principles and guidelines on the conduct expected of all people who are part of our workforce. Among the topics addressed in the practical cases, the following stand out: conduct in labor relations, relations with external partners, receipt of gifts, tokens and hospitality, prevention of fraud and conflicts of interest and behavior on social media. In 2025, we published the Guideline on the Protection of Victims of Workplace Violence, establishing protocols and guidelines to support victims of sexual violence, moral harassment, discrimination and retaliation in the corporate environment. The result of a multidisciplinary working group that brought together representatives from various areas of the company, the document represents a significant advance in the prevention and combat of discriminatory practices, reinforcing our commitment to an ethical, safe and welcoming work environment. The guideline provides greater agility to propose mitigation measures and damage repair in confirmed cases, especially the most serious ones, and sends a clear message about the company’s values by providing welcoming, confidentiality and protection mechanisms against retaliation. Additionally, to promote a violence-free space, we also hold lectures on the prevention and combat of discrimination, moral harassment and sexual violence at work. This initiative aims to inform our workforce about what these forms of violence are, the consequences of these harmful practices and how to act in the face of these situations. We thus contribute to the creation of a safe space for everyone. These lectures are offered in person and via telepresence. We recognize that leadership continues to play a fundamental role in the promotion of ethics and integrity in our company. In 2025, we maintained the commitment to strengthen this role by providing training for newly designated leaders, expanding the scope and effectiveness of the action. The objective remains to increase the leaders’ knowledge of their function in an effective integrity system, in addition to presenting practical actions to strengthen integrity in the organizational culture. The training, divided into five chapters, addresses the integrity system and explores the relationship between integrity, ESG practices and compliance, reinforcing the importance of these topics for the sustainability of the business. With the objective of training 100% of relevant suppliers by 2030, we carry out several training actions in integrity, privacy, human rights and a healthy work environment, including topics such as Regulatory Standard no. 1 (NR-1) and psychosocial risks. The initiatives included the participation of internal specialists, representatives of the Office of the Comptroller General and professionals from relevant companies. Throughout 2024 and 2025, these training sessions involved different formats, such as webinars, ESG Journeys and forums, expanding supplier engagement. As a result, we ended 2025 with the participation of 130 companies, representing 56% of the target audience. BUSINESS INTEGRITY 2 3 4 5 1 SUSTAINABILITY REPORT 2025 82 Remote trainings on ethics, integrity and transparency Our portfolio of remote training courses is permanently available to the workforce. In 2025, 28 training courses on topics related to ethics, integrity and transparency in the permanent portfolio were accessed. In the period, we totaled more than 190 thousand completions by employees and service providers. 100% Transparency Movement As participants of the UN Global Compact, we have been engaged, since 2021, in the 100% Transparency Movement initiative of the Brazil Global Compact Network. This initiative aims to contribute to the achievement of the Sustainable Development Goals (SDGs) of the 2030 Agenda. The participating companies undertake to adopt measures that go beyond their legal obligations, strengthening transparency and integrity mechanisms. The movement proposes five goals to be achieved on a phased basis by 2030 by its participants: > Goal 1: 100% transparency in interactions with public administration; > Goal 2: 100% upright compensation of senior management; > Goal 3: 100% of high-risk value chain trained in integrity; > Goal 4: 100% transparency of the compliance and governance structure; > Goal 5: 100% transparency on the performance of reporting channels. We were recognized by the UN Global Compact – Brazil Network, within the scope of the 100% Transparency Movement, as one of the companies that stand out for their good practices in integrity. This recognition occurred during the Ambition 2030 Forum, in June 2025, and highlights our action in goal 3 of the initiative, which provides for integrity training for 100% of the high-risk value chain by 2030. The awarded practice, the New Training Methodology for Relevant Suppliers, reflects our commitment as signatories of the 10th Global Treat Principle, as well as our alignment with the 2030 Agenda and the promotion of sustainable practices in our supply chain. Integrity risk management Our risk management directs our integrity actions and strengthens our internal controls and our governance. Our Enterprise Risk Management Policy defines, as one of its principles, that such management is part of our commitment to act in an ethical manner and in compliance with the legal and regulatory requirements established in the jurisdictions where we operate. We define integrity risks as those arising from non-compliance with the values, ethical principles and integrity requirements established by the company. They also include non-compliance with good practices of transparency, conformity and internal controls. Annually, we analyze our processes based on risk factors related to fraud and corruption, also considering the existence of controls and mitigation actions in the processes. Our integrity system is subject to the risk that managers, employees, contractors or any person doing business with us may engage in fraudulent activities, corruption or bribery, circumvent or override its internal controls and procedures, misappropriate or manipulate its assets for their personal benefit or that of third parties, against our interest. In this sense, one of the objectives of the integrity system is the prevention and treatment of these risks. In 2025, we re-assessed all of our processes1 based on risk factors related to fraud and corruption. 1 Given the configuration of our process standards in hierarchy, all level 2 processes were reassessed. BUSINESS INTEGRITY 2 3 4 5 1 SUSTAINABILITY REPORT 2025 83 We monitor our business processes with a focus on integrity risks, such as fraud and corruption, violation of sanction regimes and conflicts of interest. When red flags are identified, we forward them, for the knowledge and action of the respective First Line of Defense. We analyze incidents of the Integrity System, aiming at the improvement of processes and their controls. Our portfolio is assessed in relation to the effectiveness of the results obtained, which enables the structuring of new monitoring activities and the implementation of necessary changes in processes, controls, information technology systems, training, among others. In 2025, we incorporated into the portfolio a new monitoring activity, with the objective of identifying potential anti-competitive behaviors among bidding companies in ongoing contracting opportunities. Our senior management has tools for the mitigation of risks such as fraud, corruption and ethical deviations in general. Among these tools, we highlight compliance risk monitoring and the operational work of the area of Internal Audit, as well as those within the scope of SOx certification. These works are carried out in an integrated manner with the Compliance Executive Management Office through the execution of control tests. Internal Audit is certified by the Institute of Internal Auditors (IIA Brazil) and provides directors, executive managers and unit managers with audit reports. In addition, on a quarterly basis, it presents its results to the Statutory Audit Committee, the Conglomerate Statutory Audit Committee, the Executive Board and the Board of Directors, so that executives can monitor the implementation of improvements by the areas. Integrity mechanisms in the value chain Integrity Due Diligence We carry out Integrity Due Diligence (DDI) of counterparties in order to know and assess the integrity risks inherent to our relationship with suppliers of goods and services; clients in the marketing of oil products and oil; institutions in sponsorship projects and agreements related to the Communication and Social Responsibility functions; participants in cooperation terms and other agreements; ship owners and brokers; and companies interested in asset divestment, acquisitions and equity interests, strategic and operational partnerships. Among the verifications carried out during the DDI procedure are the identification of final beneficiaries of the legal entity, the use of intermediaries in business with the company and the existence and application of integrity mechanisms by the assessed legal entities. The DDI result is expressed by the Integrity Risk Degree (GRI) in the categories low, medium and high. The GRI is considered by managers in our decision-making process. In 2025, the Compliance team assigned 2,787 GRIs to our suppliers. Reinforcing our commitment to human rights, the topic has been part, since October 2023, of the DDI questionnaire, along with aspects related to personal data protection. We verify requirements related to human rights commitments and practices, considering, among other aspects, the existence of public commitments, policies and procedures, assessment of human rights risks and impacts, awareness and training actions, the existence and effectiveness of reporting channels, as well as risk management practices in the supply chain, such as the assessment of history and reputation and the inclusion of specific contractual clauses. The information collected will be used for preventive action with our supplier chain. Since November 2024, our contracts with suppliers include a human rights clause with requirements related to the promotion of diversity and inclusion, the prohibition of prejudice, discrimination, harassment, sexual exploitation, child labor and slavery-like labor, among other risks of human rights violations. These requirements, which also extend to subcontractors through specific items, aim to ensure greater effectiveness of the commitments expressed in the Code of Ethical Conduct for Suppliers. In December 2025, we developed the Human Rights Due Diligence Manual for Relevant Suppliers, aligned with international best practices and internal guidelines. The manual establishes a robust standard of human rights management in our supply chain, based on risks and people-centered. The process includes the following stages: risk mapping, assessment, engagement – including in-person visits to suppliers when applicable –, implementation of corrective and preventive action plans, identification of critical issues and continuous monitoring. The Human Rights Due Diligence process is implemented jointly by the Compliance, Supply and Social BUSINESS INTEGRITY 2 3 4 5 1 SUSTAINABILITY REPORT 2025 84 Responsibility areas, ensuring alignment with our strategic commitments to human rights. The results of the Human Rights Due Diligence are integrated into the Integrity Due Diligence (DDI) process. In 2025, we joined a collaboration with bp, Shell, Equinor, Ørsted and TenneT, known as the Worker Welfare Group (WWG), focused on improving the welfare aspects of workers in the supply chain. Within the scope of this partnership, the actions are concentrated in the marine construction sector in Singapore, especially with workers involved in the construction and assembly of stationary production units (UEPs). The group acts in key areas, such as responsible recruitment, improvement of accommodation conditions, promotion of safer transportation and the strengthening of access to effective complaints and grievance mechanisms. WWG has advanced in its collective approach through supplier development, facilitating knowledge sharing among different sectors, and the deepening of engagement with the main stakeholders in Singapore, with the prospect of expanding these initiatives to other regions. These actions reinforce our commitment to international treaties and conventions ratified by Brazil, such as the International Bill of Human Rights, the UN Guiding Principles on Business and Human Rights, the International Labor Organization (ILO) Declaration on Fundamental Principles and Rights at Work, and the guidelines of the International Petroleum Industry Environmental Conservation Association (Ipieca). Still in relation to suppliers, we have developed assessment mechanisms that aim to adequately ensure technical, economic-financial, legal and HSE practice requirements. They must also have an ethical profile in their relationship with society and with the environment. We maintain our active supplier base, with the aim of assessing, prior to the signing of the contract, the companies with regard to compliance with the requirements. The assessment of suppliers is being continuously optimized and simplified, seeking greater value generation in the process. In 2025, we assessed 1,931 companies for technical requirements; 5,985 companies for economic-financial requirements; 15,281 companies for legal requirements; and 198 companies for HSE requirements. BUSINESS INTEGRITY Integrity Background Check The Integrity Background Check (BCI) is an integrity mechanism to support managers and senior management in decision-making regarding the nomination of candidates for key positions. This occurs through the analysis of legal requirements and conformity with our Bylaws and our Management Nomination Policy. In 2025, we conducted 4,446 Integrity Background Check assessments. Conflict of interest prevention In addition to complying with the Corporations Law (Law no. 6,404/1976), the Conflict of Interest Law (Law no. 12,813/2013) and the State-Owned Enterprises Law (Law no. 13,303/2016), we have continuously improved instruments that address the identification and management of potential conflicts of interest related to our managers and other employees, as described in the table below. 2 3 4 5 1 SUSTAINABILITY REPORT 2025 85 INSTRUMENTS FOR THE PREVENTION OF CONFLICTS OF INTEREST Instrument Mechanism for the prevention of conflicts of interest Bylaws For the investiture of an officer, the company will consider the hypotheses of material conflict and, in the case of the hypotheses of formal conflict of interest, only those expressly provided for by law; conflict of interest after the end of the term of office of managers and members of the Fiscal Council and Board of Directors advisory committees; composition and operating rules of the BoD’s advisory committees; annual declaration of assets and income, as well as the declaration of conflict of interest, to be submitted to the Public Ethics Commission of the Office of the President of the Republic – CEP/PR, in accordance with current legislation. Corporate Governance Guidelines They define that the BoD has as its principle to monitor and manage potential conflicts of interest between shareholders and members of senior management. Petrobras System Code of Ethical Conduct Establishes that it is the responsibility of the workforce to know and avoid situations in which their personal interests may conflict with our interests or those of the companies of the Petrobras System and determines that it is necessary to declare oneself impeded from deciding on or participating in acts that may generate such a conflict. Code of Ethical Conduct for Suppliers Determines that suppliers must refrain from practicing any act that may place our employees or public agents from other public bodies and institutions in a situation of real or potential conflict of interest. Conflict of Interest Prevention Guideline In a manner complementary to the guidance contained in the Code of Ethical Conduct, the guideline presents the concept and types of conflict of interest, the prevention mechanisms we use, the roles and responsibilities of the areas involved, as well as the legislation and other applicable regulations. Conflict of Interest Prevention Guideline regarding the members of the Board of Directors, the Executive Board and equivalents to DAS-6 and 5 In a manner complementary to the guidance contained in the Code of Ethical Conduct, the guideline presents the concept and types of conflict of interest, the roles and responsibilities of the areas involved, the concept of functions equivalent to DAS-6 and 5 in the company and details the other obligations inherent to Law no. 12,813/2013 applicable to the target audience of the regulation. Background Check of Integrity Consists of an integrity assessment procedure that encompasses the conflict-of-interest risk of candidates for key positions in the Petrobras System. Ethics Commission Acts as a consultative body for the Compliance area in relation to the assessment of identified conflict-of-interest situations, as well as in the definition of mitigation or remediation actions. Compliance Program It is the set of mechanisms intended to prevent, detect and remedy misconduct and harmful acts committed against the company, including those related to conflicts of interest. Code of Best Practices Expresses that it is necessary that both our managers and our employees guide their conduct according to the highest ethical standards, avoiding any conflict of interest or impropriety in the trading of securities issued by us. Senior Management and Fiscal Council Members Nomination Policy Establishes the minimum requirements and guidelines for the nomination of members of the senior management and the Fiscal Council of Petrobras and of its equity participations. Transactions with Related Parties Policy Establishes the principles that guide the company and our employees when entering into of transactions with related parties and in situations where there is a potential conflict of interest in these operations. Our employees consult on potential conflicts of interest through the Electronic System for the Prevention of Conflicts of Interest (SeCI). This system was developed by the CGU in compliance with the Conflict-of-Interest Law. The consultations are received by the General Ombudsman, responsible for the management of the demand process within the scope of the Conflict-of-Interest Law (Law no. 12,813/2013) and forwarded for analysis by the Compliance area. Other agents must consult on potential conflicts of interest with the CEP. If situations of potential conflict of interest are identified, the manager or employee must declare themselves impeded. They must abstain from participating in the decision, the negotiation, the structuring and the decisionmaking process related to the situation, with the aim of ensuring the exclusive interest of the company. In 2025, we received 188 requests through the Electronic System for the Prevention of Conflict of Interest of the Office of the Comptroller General (SeCI). With an increase of 18% compared to the previous year (160 requests), this number represents about 5% of system requests and positions us as the third most demanded institution in the country. There were 11 requests disqualified due to cancellation of request, loss of object or for not meeting the requirements of Inter-ministerial Ordinance MP/CGU no. 333/2013. Of the 177 qualified requests, 128 are requests for authorization of external private activities and 49 are consultations on guidance on how to prevent or impede a possible conflict of interest with the activities carried out at the company. Most of the requests are related to the participation of employees in business companies. Demands related to teaching activities and to authorization for the exercise of activities related to the area of the requesters’ background (consultancy, projects, expert opinions) were also recorded. Other matters cover nepotism, volunteer activities, participation in lectures or events, among others. BUSINESS INTEGRITY 2 3 4 5 1 SUSTAINABILITY REPORT 2025 86 We also highlight that we have a Transactions with Related Parties Policy, in addition to mechanisms for periodic reports to the Statutory Audit Committee. Considering the guidelines of our policy and the company’s related controls, no conflicts of interest were identified in transactions with related parties in 2025. Compliance procedures in sponsored projects To ensure the efficient and compliant application of the resources of the projects we sponsor, the proposals go through documentary, technical and budgetary analysis processes prior to the start of contracting. This ensures that governance and compliance procedures are followed and seeks to prevent conflicts of interest. Proposals for socio-environmental projects and cultural, sports and business, science and technology sponsorships are received via public selection notices or direct selection. The public selection of projects corresponds to a broad and transparent process, with its own regulation, national disclosure and collegiate selection commissions for the choice of projects to be contemplated. In direct selection, we analyze proposals that are forwarded by interested parties directly to the project management systems, which must meet the criteria of documentary, technical and contracting suitability analysis, as well as relevance for achieving our objectives. Sponsorship project proposals undergo various technical and documentary analysis processes prior to the start of contracting – in order to ensure transparency and compliance with the decision to contract the opportunity in question – ensuring that governance and compliance procedures are followed, mitigating risks and avoiding possible conflicts of interest. In addition, the Integrity Due Diligence (DDI) analysis of the counterparties is also carried out, in order to know and assess the integrity risks inherent to our relationship with the holders opportunities. The outcome of DDI is expressed through the Integrity Risk Degree (GRI). Additionally, sponsorship projects also undergo prior analysis and verification of compliance by the Social Communication Secretariat of the Office of the President of the Republic (SECOM). Internal Audit Petrobras’ Internal Audit is an independent activity that assesses internal controls, risk management and governance, focused on strengthening the company’s integrity. Internationally certified by the Institute of Internal Auditors (IIA), it uses technologies such as data analytics and agile methodologies for continuous auditing and compliance, with a structure focused on efficiency and the monitoring of operating processes. Internal Audit professionals undergo periodic training to maintain and develop their competencies, including knowledge of fraud and corruption indicators. The quality of the work is monitored through the Perception of Audit Work by the Areas indicator, calculated in surveys forwarded directly to the Statutory Audit Committee. In 2025, we received the IIA award, recognizing our initiatives to strengthen and promote awareness of the internal audit activity. This is the third time we have received this recognition. Since 2020, IIA Brazil has promoted the IIA May Brazil national campaign, awarding companies that develop relevant actions to value the profession. At the 2025 Annual Internal Audit Workshop, the strategic role of audit was highlighted. The event, which had the theme “New frontiers for internal audit. What lies ahead?”, brought together our leaders and representatives of several organizations such as Banco do Brasil, CGU and Shell, attracting an in-person audience and approximately 500 remote viewers. Mechanisms for the handling of requests and complaints We provide several channels for the receipt of requests and complaints, ensuring greater transparency and adequate handling. Among them we can mention the channels: Talk to the Ombudsman, the Citizen Information Service (SIC), the Electronic Service for Consultation and Prevention of Conflicts of Interest (SeCI), among others. The General Ombudsman acts as a second-level service channel for manifestations such as complaints, requests, compliments and suggestions. In 2025, we received 6,664 demands (complaints, requests, suggestions and compliments), as shown in the percentages in the graph below. RECEIVED DEMANDS The majority, related to the procurement of goods and services, pointed out labor irregularities in contracted companies, such as delay in the payment of salaries and benefits. These reports support supervision and allow immediate actions in the supplier chain. BUSINESS INTEGRITY 6,664 Total 4,267 Procurement of goods and services 64% 1,221 People management 18.30% 441 Various topics 6.60% 142 Other (suggestion, compliment, opinion, not relevant) 231 2.10% Infrastructure 3.50% 194 Communication and image 3% 168 Community relations 2.50% 2 3 4 5 1 SUSTAINABILITY REPORT 2025 87 Complaints about people management refer to errors or non-conformities in internal processes, without indicating illegality, and in most cases concern the compensation and working hours of employees. Reporting Channel Our Reporting Channel operates 24 hours a day, seven days a week, by telephone and internet, in Portuguese, English and Spanish, for the external and internal audiences of Petrobras and its subsidiaries. All information is received by a specialized contracted company, which registers the report for the proper treatment by the General Ombudsman. In 2025, we registered 3,716 reports (66% via the website, 29% by telephone and 5% via other means), which is equivalent to 2.05 reports for every 100 workers (considering employees, service providers, accredited workers, appointees, young apprentices and interns of Petrobras and its subsidiaries). For the safety of whistleblowers, there is no IP tracking of computers or calls for those who choose to remain anonymous. In 2025, 72% of reports were anonymous and 28% were identified. The handling of reports preserves the confidentiality of the reports, whether identified or anonymous. In situations where the identification of the whistleblower is necessary, as in some cases of workplace violence, the handling of the report only proceeds if there is their consent, always observing the confidentiality of the information. The process of handling reports follows specific internal controls and is governed by the Whistleblower Protection Guideline, which ensures measures against those who report in good faith. Since July, we have implemented a revised version of the Glossary of Classification of Workplace Relations Reports, which serves as a strategic tool for the company’s integrity system. Coordinated by the General Ombudsman with the participation of various areas such as Internal Affairs, Corporate Intelligence and Security (ISC) and Legal, the revision simplified the structure of the document, reducing the previous 23 topics to eight, organized in three groups, without compromising the coverage of the types of conduct investigated. This simplification allows for a more agile and consistent classification of reports, emphasizes the seriousness of certain conducts as provided for in the Code of Ethical Conduct, and makes the process of classification, screening and analysis of reports more efficient, contributing to a safer and more respectful organizational environment, in addition to strengthening the principle of proportionality in the company’s integrity system. The graph below presents the number and percentage of reports received, organized in large groups defined by the similarity of the reports received. REPORTS The group of workplace relations incidents had as its main topic inappropriate conduct in the work relationship, that is, those that did not involve serious threat or physical aggression. In the reports of compliance incidents, the topics of favoritism and irregularities in the contracting process stood out. In relation to the reports of workplace violence, discrimination and moral harassment stand out. In other groups of reports, the most recurrent topics were golden rules, incidents and deviations (HSE), people management (HR), thefts (corporate security incidents), inappropriate conduct of a sexual nature (sexual violence). In 2025, the Ombudsman received 3,716 reports. Throughout the year, part of these reports was handled, and some remained under analysis at the end of the period. In addition, all remaining reports from the previous year were concluded, totaling 3,952 reports handled in 2025. Of these, 507 were confirmed or partially confirmed, 1,022 were not confirmed and 2,423 were disqualified due to a lack of elements. Of the cases of archiving, 87.2% occurred due to the lack of feedback from the whistleblower to complement information. In addition, reports submitted with the formal withdrawal of the whistleblower and in which there was no agreement from the possible victim for the handling of the demand are also archived. In compliance with Law no. 13,303/2016, the General Ombudsman quarterly reports to the Statutory Audit Committee and Conglomerate Statutory Audit Committee the reports of compliance incidents of very high and high risks, and the result of their investigations. Cases involving senior management are presented monthly to the Statutory Audit Committee. Of the 3,716 reports received, 68 fell within the scope of presentation to the Statutory Audit Committee and 14 fell within the scope of Conglomerate Statutory Audit Committee, being formally presented to the respective committees. Quantitative and qualitative information on the demands received by the General Ombudsman is reported semi-annually to the Statutory Audit Committee and the Executive Board and, annually, to the Board of Directors. BUSINESS INTEGRITY 3,716 Total 1.838 Workplace relations incidents 49.50% 529 Compliance incidents 14.20% 300 Corporate security incidents 8% 193 Sexual violence 5.20% 424 Health, Safety and Environment (HSE) 11.40% 329 Workplace violence 8.90% 103 Human resources (HR) 2.80% 2 3 4 5 1 SUSTAINABILITY REPORT 2025 88 Investigations We strengthened our Integrity System with the creation of the General Internal Affairs Office, approved by the Board of Directors and implemented as of July 1. The new structure, linked to the Governance and Compliance Executive Office, unifies two executive management offices and absorbs activities previously distributed among different areas, aiming at greater assertiveness and reduction of deadlines in investigation processes related to fraud, corruption and sexual and workplace violence. At the beginning of 2025, we obtained the maximum score in the assessment conducted by the Office of the Comptroller General (CGU) on the maturity of the internal affairs offices of federal public entities. The CGU, the body responsible for the prevention and combat of corruption in the federal public administration, recognized that our internal affairs area meets the 18 excellence requirements established by the body, including independence, preventive action, transparency of activities and employee training. This score remains valid until 2026, when a new assessment will be carried out. Additionally, we are founding members of the National Forum of Internal Affairs Offices of State-Owned Enterprises, which brings together several federal state-owned companies to promote cooperation, exchange of experiences, strengthening of interaction with the government, dissemination of good practices and training in the internal affairs area. We hosted the constitution meeting of the forum and the company’s general internal affairs officer was elected the first president of the forum. In 2025, the stock of report protocols was reduced by 44%, with the downward trend in the average time of investigations being maintained, reinforcing our commitment to quick and effective responses. In the period, an alternative solution measure available to the General Internal Affairs Office was instituted, for application during investigations, characterized as a unilateral instrument of an educational and nondisciplinary nature, which aims to provide effectiveness to the company’s Integrity System. The tool allows for the early closure of investigations involving minor transgressions or situations that may generate corporate risks, even when they do not constitute regulatory non-compliance, offering a more efficient and proportional approach in the management of integrity issues. The measure may be applied to active employees or members of senior management, upon prior authorization from the competent authority, requiring only the formalization of the awareness of the person guided through a specific term, with no impact on the personnel file. Sanctions on individuals and legal entities Cases of sanctions involve misconduct such as breach or non-observance of internal regulations, negligence in performing duties, improper conduct, among other situations of a similar nature. In 2025, we applied 102 disciplinary measures to employees of different hierarchical levels at Petrobras parent company, including 12 contract terminations for just cause, 35 suspensions and 55 written warnings. No cases of corruption involving employees were identified. Regarding legal entities, we closed 35 administrative proceedings, holding 37 companies accountable for unlawful acts committed against Petrobras, under the terms of Law no. 12,846/2013, with fines totaling approximately BRL 50.5 million. In addition, 23 legal entities were suspended from participating in bidding processes, in accordance with Law no. 13,303/2016. We maintained a prominent position in the National Registry of Punished Companies (CNEP), maintained by the Office of the Comptroller General of the Union (CGU), reinforcing the principles of transparency and social control. BUSINESS INTEGRITY 2 3 4 5 1 SUSTAINABILITY REPORT 2025 89 Lava Jato Operation Since 2014, we have been monitoring the investigations conducted by the Federal Police and the Federal Public Prosecutor’s Office, which investigate irregularities in contracts and improper payments to political parties, political agents and others, including former executives and employees of Petrobras. In the criminal and administrative misconduct lawsuits in which former Petrobras employees were or still are defendants for corruption practices related to the Lava Jato Operation, we have been recognized by the Federal Public Prosecutor’s Office and by the Federal Government as a victim of criminal and improper conduct cases where the charges are upheld, the Judiciary, as a rule, has also recognized Petrobras as a victim of the irregularities investigated. As the investigations related to the Lava Jato Operation result in leniency agreements with the companies investigated or in cooperation agreements with individuals who agree to return resources, we may be entitled to receive a portion of the amounts returned. Thus, by the end of 2025, we recovered the approximate amount of BRL 8.05 billion through cooperation agreements, leniency agreements and repatriation. It should also be noted that we act as co-authors, together with the Federal Public Prosecutor’s Office and/or the Federal Government, in administrative misconduct lawsuits aimed at the reimbursement of the losses suffered by the company. In addition, we act in several criminal proceedings related to the Lava Jato Operation, as a third interested party or assisting prosecutor. In recent years, some convictions handed down in criminal proceedings arising from the Lava Jato Operation investigations were declared null by higher courts, due to discussions over jurisdiction, validity of evidence and other allegations. There are still ongoing judicial measures aimed at annulling criminal convictions related to the investigations. These proceedings are ongoing and their outcomes may affect our interests. The strategy of joining as assisting prosecutor in these cases was based on the opinion of the Federal Public Prosecutor’s Office regarding the presence of sufficient evidence of crimes committed against the company, combined with the existence of cooperation agreements in which those investigated confessed criminal practices against Petrobras. Currently, we are party to a class action initiated in the Netherlands and another in Argentina, an arbitration proceeding in Argentina and judicial and arbitration proceedings initiated in Brazil. In each case, the lawsuit was filed by investors (or entities claiming to represent investor interests) who purchased the company’s shares traded on B3 or other securities issued by the company outside the United States, alleging damages related to facts discovered in the Lava Jato Operation. In Argentina, we are currently defendants in a criminal lawsuit alleging an alleged fraudulent securities offering aggravated by allegedly false information included in the company’s financial statements issued before 2015. On September 3, 2025, the lower court recognized the statute of limitations of the criminal lawsuit and ordered its dismissal. The opposing party filed an appeal, still pending judgment. Until 2025, a criminal lawsuit was also pending in which it was alleged the failure to comply with the obligation to disclose in the Argentine market a class action filed by Consumidores Damnificados Asociación Civil, under the terms of the provisions of the Argentine capital market legislation. However, on March 25, 2025, the Argentine court closed the lawsuit considering that there was no relevant fact that should be reported under the terms of local legislation. The decision became final. In addition to this lawsuit, it is worth mentioning that EIG Management Company and some affiliated funds initiated a judicial proceeding against Petrobras on February 23, 2016, in the United States (District of Columbia). The plaintiffs allege that the company committed fraud by inducing them to invest in Sete Brasil Participações S.A. (“Sete”), through communications that allegedly failed to reveal an alleged corruption scheme involving Petrobras and Sete. EIG had requested compensation of at least USD 221 million. It is important to mention that in March 2025 the Board of Directors approved the execution of an agreement to terminate the judicial dispute with EIG. Under the terms of the agreement, which does not constitute admission of guilt or wrongdoing by the company, we paid the amount of USD 283 million, while EIG requested the closure of the lawsuit and waived any potential right related to the dispute. BUSINESS INTEGRITY 2 3 4 5 1 SUSTAINABILITY REPORT 2025 90 ENGAGEMENT IN PUBLIC POLICIES, ADVOCACY AND FINANCIAL SUPPORT GRI 11.22.1 This material topic encompasses the contribution to the development of public policies that promote energy security, environmental protection and social well-being. It includes advocacy actions and impacts on subsidies, legislation and regulations, as well as engagement with stakeholders to foster a more comprehensive and sustainable approach for the oil and gas sector. It also encompasses investments in research, innovation and technology aimed at environmentally efficient and socially fair solutions, in addition to relations with entities and associations that work on the mitigation of GHG emissions. We are a mixed-capital company, the majority of whose voting capital belongs to the Federal Government. As an instrument of State action in the economy, our role goes beyond generating profit for shareholders. We contribute to the country’s economic and social development, supporting the implementation of public policies, without compromising our profitability and financial sustainability. By executing our corporate purpose in alignment with the priority public policy agenda of the energy sector, we promote energy security, environmental protection and social well-being, while remaining profitable and sustainable. This action reflects our institutional value of Commitment to Petrobras and to the country. When we refer to public policies, we mean strategic State actions to address collective problems and achieve socially determined objectives, on a local, regional or national scale. Our action oriented to public policies and to the public interest must be compatible with our corporate purpose and, in general, with market conditions. Under no circumstance can it jeopardize our profitability and financial sustainability. Profitability is a fundamental premise for prioritizing our investments, requiring technically and economically viable projects. Should the fulfillment of the public interest take place under conditions different from those practiced by other private companies operating in the same market, in accordance with article 8, §2, of Law no. 13,303/2016, the obligations or responsibilities undertaken must be defined in regulations or rules. They must also be set forth in specific documents, such as contracts or agreements, with broad disclosure of costs and revenues, including in the accounting plan. Furthermore, in accordance with the adjustment made to the third article of our Bylaws in 2017, the Federal Government will be responsible for compensating us, each fiscal year, for the difference between market conditions and the operating result or economic return of the obligation undertaken. Disclaimer: Below, we describe the obligations under conditions other than market conditions assumed before Law no. 13,303/2016 and the reform of our Bylaws, which inserted provisions related to the public interest. Priority Thermoelectricity Program (PPT) On February 24, 2000, faced with the imminent risk of energy rationing, the Priority Thermoelectricity Program (PPT) was instituted by Decree no. 3,371/2000, which aimed at the implementation of thermoelectric plants in the country. In this context, the Ministry of Mines and Energy, within its responsibilities, published Ordinance no. 43/2000, ensuring that the plants belonging to this program, provided that they had effectively entered commercial operation by December 31, 2004, would be entitled to natural gas supply from Petrobras for a period of up to 20 years counted from the start of commercial operation, with a pre-established price adjusted by US inflation. Our action in the PPT was based on the fulfillment of the natural gas supply contracts signed with the thermoelectric plants belonging to the program. The last contract in force for gas supply to third parties under the program ended on December 8, 2024 (UTE Norte Fluminense). In 2025, due to exchange rate variation, there was an adjustment referring to the last months of 2024, which generated a negative impact on the result of BRL 1.5 million. Our actions for decarbonization and energy transition seek to favor the country’s progress in its Sustainable Development Goals (SDGs) of Agenda 2030, especially SDGs 7, 8, 9, 10, 12 and 13. According to the 2026-2030 Business Plan, we expect to expand the industrial park over the next five years, with monetization of national oil and the channeling of investments to the development and expansion of low-carbon products supply capacity, especially ethanol, biodiesel and biomethane, in addition to sustainable aviation fuel (SAF), bunker and diesel ACTING WITH INTEGRITY 2 3 4 5 1 ENGAGEMENT IN PUBLIC POLICIES, ADVOCACY AND FINANCIAL SUPPORT SUSTAINABILITY REPORT 2025 91 with renewable content (R5 Diesel). Our investments have the benefit of contributing to energy supply and access, an important driver of economic and social development for the country and have the potential to generate and sustain 311,000 direct and indirect jobs. This strategy of expanding the industrial park and diversifying the supply of low-carbon products evidences the convergence between our investment decisions and the guidelines of public policies aimed at energy security and energy transition. By expanding the supply of renewable and lower-carbonintensity fuels, we contribute to strengthening the national fuel supply and to the progressive transformation of the Brazilian energy matrix, aligning our business initiatives with the sectoral priorities of decarbonization and sustainable development. In this sense, we highlight some examples of contributions to public policies:. > National Fuel Supply: In 2025, we maintained our position as the central agent in the national fuel supply, in close alignment with the objectives of the National Energy Policy provided in art. 1, item V, of Law no. 9,478/1997, fulfilling the public interest that justified its creation. The projected trajectory of expansion of energy supply, combined with the progressive incorporation of renewable sources and with the ambition of neutralizing operational emissions, evidences the convergence between our strategic planning, the public interest that underpins our action and the priority public policies of the energy sector. By simultaneously seeking to expand energy supply, preserve national energy security, foster economic development and reduce the carbon intensity of our operations, we orient our long-term planning in line with the guidelines of the National Energy Policy and with the energy transition and decarbonization policies in force in the country. Incentive and Revitalization Program for E&P Activities of Oil and Natural Gas – Potencializa E&P Our planning prioritizes the safe growth of production, the longevity of assets and operational integrity. We seek to replenish reserves, explore new frontiers and contribute to expanding natural gas supply. We will invest in portfolio decarbonization, in clean technologies, with cost optimization and capital discipline, aiming at efficiency and sustainable results aligned with our strategy. These objectives reflect our commitment to generating value for our shareholders, employees and society, consolidating our position as a protagonist in the energy industry and a benchmark in social and environmental responsibility. In this context, we highlight that such objectives are fully aligned with the Potencializa E&P Program, established by Ordinance of the Minister’s Office of the Ministry of Mines and Energy (GM/MME) no. 804/2024, which aims at stimulating the exploration, development and production of oil and natural gas in a sustainable manner, strengthening the E&P sector in Brazil and ensuring its long-term continuity. In addition to encouraging oil and natural gas exploration and production, including in new exploratory frontier areas, the program aims to: (i) foster exploration in new frontiers, expanding the country’s reserve potential; (ii) increase the production and useful life of mature fields and those of marginal economy, by raising recovery factors; (iii) stimulate the development of marine accumulations of marginal economy through integrated solutions, such as tie-backs; and (iv) promote greater synergy between the offer of areas for exploration and environmental licensing, with the goal of attracting investments with legal and environmental security. The MME’s Potencializa E&P Program emphasizes the importance of increasing the efficiency and sustainability of operations, promoting investments in technology and innovation, and our business plan operates in line with this vision, seeking to ensure our economic and environmental resilience, preparing us for low oil price scenarios in the long term and contributing to the decarbonization of our activities. > Gas to Employ Program: An agreement signed between Petrobras and Prio in 2025 ensured Prio’s access to the Integrated Natural Gas Outflow System of the Campos Basin (SIE-BC) and to the Cabiúnas Gas Treatment Unit (UTGCAB). The measure reflects the guidelines of the Gas to Employ Program, instituted by Decree no. 12,153/2024, which seeks to expand natural gas supply, optimize the use of existing infrastructure and foster economic and social development. Further details on Petrobras’ productive activity aligned with the aforementioned policy can be obtained through the Production and Sales Report, available on our Investors’ website 2 3 4 5 1 SUSTAINABILITY REPORT 2025 92 In addition to the public interest that justified the creation of Petrobras, there are public policies that, according to ordinance of the Department of Coordination and Governance of State-Owned Companies (SEST) of the Ministry of Management and Innovation in Public Services (MGI) no. 9,734, of December 26, 2024, must be understood as government actions in the broad sense. Therefore, when we speak of public policies, we must understand them as all strategic actions created by the State to solve a particular public problem on a local, regional or national scale. These actions are based on proposals prepared based on a strategic and institutionalized conception of how to address a particular public problem. The State is the central actor, and its objective is to meet the needs of the population or seize opportunities to promote development on different scales: local, regional, national or even international. In our Business Plan (BP 2026-30), we maintain the strategies defined in the 2050 Strategic Plan (SP 2050) and reaffirm our vision of being the best diversified and integrated energy company in value generation, building a more sustainable world, reconciling our focus on oil and gas with diversification into low-carbon businesses (including petrochemicals, fertilizers and biofuels), sustainability, safety, respect for the environment and full attention to people. National Program for the Rationalization of the Use of Oil and Natural Gas Derivatives (Conpet) In 2019, we initiated discussions with the MME for the transfer of activities in the Conpet Coordinating Group, in the conditions of Born Member - Executive Secretary and Cenpes Technical Representative, to another entity to be defined by the ministry. The interest in the transfer was expressed in a letter filed with the MME, which responded, on April 22, 2022, that the interactions between MME and Petrobras technical teams for detailed information on the process, application and website operation were sufficient for the knowledge transmission. The MME acknowledged the interest in the total transfer of responsibilities, and informed that it would initiate a Regulatory Impact Analysis (procedure based on the definition of a regulatory problem, of prior assessment of the issuing of normative acts of general interest, which will contain information and data on its probable effects, to verify the reasonableness of the impact and support decision-making). For the current fiscal year, the fulfillment of the calls for technical participation by Inmetro for the Brazilian Vehicle Labeling Program is foreseen. There were no amounts applied by Petrobras to Conpet in 2025. The federal government program, linked to the MME, instituted through the unnumbered decree of July 18, 1991, and executed with our technical and administrative support, aims to promote the development of an anti-waste culture in the use of non-renewable natural resources. Since its creation, Conpet has developed partnerships for carrying out evaluations of particulate matter emissions in buses and trucks, as well as for guiding society on the efficient use of vehicles. In 2025, the following activity pertinent to Conpet was carried out: > Participation in the Brazilian Vehicle Labeling Program (PBEV), in partnership with the National Institute of Metrology, Quality and Technology (Inmetro), which aims to encourage the production and use of more efficient vehicles. This program seeks to encourage conscious consumption by informing the consumer, through the National Energy Conservation Label, about the fuel consumption of various automobile models. We have a representative on the group that coordinates Conpet, as well as providing technical and administrative support to the program through the Petrobras Research Center (Cenpes). The professionals involved in these activities are not exclusively dedicated to said program and are not responsible for certification actions. ENGAGEMENT IN PUBLIC POLICIES, ADVOCACY AND FINANCIAL SUPPORT 2 3 4 5 1 SUSTAINABILITY REPORT 2025 93 In this sense, our strategic vision is aligned with several public policies of the MME agenda, such as, for example, the National Fuel Supply (Law no. 9,478/1997), the Gas for Employment Program (Decree no. 12,153/2024), the Potencialize E&P Program (Ordinance GM/MME no. 804/2024), the Energy Transition Acceleration Program – PATEN (Law no. 15,103/2025), the National Fertilizers Plan 2022-2050 (Decree no. 10991/2022), the National Energy Transition Policy – PNTE (CNPE Resolution no. 5, of August 26, 2024), the Low-Carbon Hydrogen Development Program (Law no. 14,990/2024), the National Biodiesel Production and Use Program – PNPB (Law no. 11,097/2005 and Law no. 13,033/2014), the New PAC (Decree no. 11,623/2023), and the Future Fuel Law (Law no. 14,993/2024). ENGAGEMENT IN PUBLIC POLICIES, ADVOCACY AND FINANCIAL SUPPORT National Energy Transition Policy Our 2050 Strategic Plan presents the trajectory we will follow as a Brazilian company leading the just energy transition, reducing our emissions, maintaining our share in the energy supply in Brazil and with a growing role of renewable energies in our portfolio. In line with the Future Fuel Law (Law no. 14,993/2024), the National Energy Transition Policy – PNTE (CNPE Resolution no. 5/2024), the Policy for Promotion of the Decarbonization of Oil and Natural Gas Exploration and Production Activities (CNPE Resolution no. 08/2024) and the Energy Transition Acceleration Program – PATEN (Law no. 15,103/2025), we are mobilizing our resources and our technical capacity, as well as our innovation ecosystem and partnerships with companies, universities and research institutes, to develop solutions that contribute so that we – Petrobras and Brazilian society – can travel this path. In recent years, we have reduced CO2e emissions by 36% and direct methane emissions by 62% in our operations, and we have expanded the development of more sustainable products. We recognize the urgency of climate change mitigation, and we are aware of the importance of intensifying the decarbonization of our operations. We have the ambition to neutralize emissions in the activities under our control (scopes 1 and 2) by 2050. Through direct or technical representatives in the external entities to which we are associated, we ensure our participation in relevant forums, contributing to discussions on policies and regulations that promote the sustainable growth of the oil and energy industry. Likewise, we promote articulation with the public authorities, at federal, state and municipal level, with the aim of defending and actively pursuing our interests in key topics. Additionally, we identify opportunities for collaboration with representatives of foreign governments and multilateral organizations in Brazil and abroad, also aiming to fulfill our strategic planning. We play an important role in supporting and implementing public policies related to the energy transition in Brazil. We seek to converge our strategies and investments with global goals and commitments to reduce GHG emissions and to promote cleaner and renewable energy sources. One of our main contributions on the horizon of the SP 2050 and the BP 2026-30 is associated with the effort of decarbonization and gradual diversification of energy supply, in line with a just energy transition. In this context, we prioritize investments in biorefining and bioproducts, in the development of routes for lower-carbon-intensity fuels and in initiatives related to low-carbon hydrogen, in addition to actions aimed at energy efficiency and the reduction of operational emissions. The action in renewable electric energy occurs in a selective and strategic manner, mainly as support for the decarbonization of industrial assets and the development of new technological routes. Additionally, we promote research and development in advanced technologies, such as second-generation biofuels from lignocellulosic biomass, contributing to the reduction of greenhouse gas emissions and to the strengthening of a more sustainable energy matrix. 2 3 4 5 1 SUSTAINABILITY REPORT 2025 94 National Climate Change Policy and Climate Plan The Climate Plan, launched by the Federal Government, guides and feeds a series of public policies aimed at transforming energy supply and demand, such as the National Climate Change Policy (Law no. 12,187/2009) and the National Energy Transition Policy (CNPE Resolution no. 5/2024). We participate in the process of drafting the plan’s guidelines, especially aiming at the reduction of emissions and the development of a cleaner energy matrix, while recognizing the need for inclusive and sustainable economic growth and solutions for climate resilience. Through this participation and the observation of scenarios and trends from the perspective of energy planning and sectoral greenhouse gas emission targets aligned with Brazil’s Nationally Determined Contribution (NDC), it is possible to update assumptions of risks and opportunities for our strategic planning and business plan. The Ecological Transition Plan (PTE), now called New Brazil, managed by the Ministry of Finance, is intrinsically integrated with the National Climate Change Plan, with the PTE providing part of the necessary execution and investment infrastructure. The PTE has financing instruments, including public resources from the Climate Fund managed by the Brazilian Development Bank (BNDES), green bond issuance and programs to attract private investment. Part of the PTE measures still depend on regulation, for example the Brazilian Emissions Trading System (SBCE). National Biofuels Policy (Renovabio) and National Biodiesel Production Plan (PNPB) Petrobras Biocombustível, a wholly owned subsidiary of Petrobras, has had, since 2020, its plants certified under the Renovabio Program, established under Law no. 13,576/2017, and generated 200,092 decarbonization credits (CBIOS) in 2025. Currently, the Candeias plant in Bahia has an energy-environmental efficiency score of 77.33 gCO200.0922eq./MJ and an eligible volume of 16.69%. The biodiesel plant in Montes Claros, in Minas Gerais, has an energyenvironmental efficiency score of 76.64 gCO2eq./MJ and an eligible volume of 49.76%. Petrobras Biocombustível operates in the biofuels sector in compliance with the mandates established in the PNPB, in accordance with Law no. 11,097/2005. Our plants in operation have a total production capacity of 501 million liters of biodiesel per year. Biodiesel Quality Monitoring Program (PMQBio) Created by the National Petroleum, Natural Gas and Biofuels Agency (ANP), under the terms of ANP Resolution no. 860/2021, has the objective of contributing to the assurance of biodiesel quality throughout the chain, during the production and distribution stages of the product. The program provides for the collection and analysis of biodiesel samples in each integrating agent of the chain, allowing the survey of statistical data on the quality of the product. In addition to monitoring quality analyses, the program provides for the expansion of the use of good practices for the handling, storage and distribution of biodiesel. After completing the accreditation process of the laboratories responsible for the execution of the PMQBio, as established by ANP Resolution no. 860/2021, PBio entered into contracts with the accredited laboratories to ensure the performance of the necessary analyses according to the program’s requirements. In May 2025, the first amendment was signed to the contract entered into in 2024, related to the services established by the PMQBio for the Candeias Plant (UBC), extending its term for another 365 days. In the case of the Montes Claros Plant (UBMC), the original contract already provided for validity until June 2028, therefore there was no need to enter into an amendment. In 2025, the two collection rounds were carried out in July and October at UBC, and in July and November at UBMC. All results obtained and evaluated by the ANP referring to UBC were within the limits of specification. As for UBMC, only the results of the November collection were made available by the contracted laboratory, in which all results were within the specification limits. ENGAGEMENT IN PUBLIC POLICIES, ADVOCACY AND FINANCIAL SUPPORT 2 3 4 5 1 ENGAGEMENT IN PUBLIC POLICIES, ADVOCACY AND FINANCIAL SUPPORT SUSTAINABILITY REPORT 2025 95 National Fertilizer Plan (PNF) 2050 We participate in the National Fertilizer and Plant Nutrition Council – CONFERT (collegiate body in charge of dealing with the National Fertilizer Plan), which has the role of reviewing, debating and implementing the National Fertilizer Plan (PNF) with the objective of reducing Brazil’s external dependence and incorporating the environmental dimension into national production, reflecting our commitment to agricultural development and to the National Fertilizer Plan 2022-2050 (Decree no. 10,991/2022). Throughout 2025, we continued the actions provided for in the Memorandum of Intent signed in 2024 between Petrobras and the Ministry of Agriculture and Livestock (Mapa) and in the Cooperation Agreement signed with the Brazilian Agricultural Research Corporation (Embrapa). The two instruments have as their central objective to generate business opportunities and research and development activities for the fertilizer segment. In this context, lines of action were drawn related to identified critical themes, such as increasing the competitiveness of the fertilizer chain, via expansion and qualitative improvement of national production; development of new products and decarbonization of production; and dissemination of knowledge for the set of producers. One of these actions resulted in our contribution to the creation of a virtual technical cooperation environment - Cefenp Digital - which aims to be the locus of exchange and cooperation among the various agents of the fertilizer segment in the country. Cefenp Digital is the first stage of implementation of the Center of Excellence in Fertilizers and Plant Nutrition, the Cefenp, which seeks to promote efficient and integrated public-private governance in Science, Technology, Innovation and Environmental Sustainability, and reinforces the commitment to technological development in Brazil and to the dissemination of knowledge that contributes to solving the sector’s challenges. These initiatives are part of a broader set of actions that aim not only to diversify the internal supply of sustainable products, but also to increase the availability of fertilizers in the national market, aligning with the goals of the National Fertilizer Plan. Concretely, we announced, in our BP 2026-2030, an investment of USD 1 billion in the fertilizer segment over five years, with a focus on the resumption of operations of its wholly owned subsidiary Araucária Nitrogenados S.A. (Ansa), restart of works for the conclusion of the Nitrogenated Fertilizers Unit - UFN-III – in Três Lagoas (MS) and the return to operations of the Nitrogen Units of Bahia and Sergipe (Fafen-BA and Fafen-SE, respectively). Fafen-Sergipe started its production in December 2025. In January 2026, commercial sales began, with the first shipments of ammonia and urea destined for customers located in the states of Bahia, Goiás and São Paulo, marking the unit’s effective return to the national fertilizer market. In the case of Fafen-Bahia, the return to operations occurred in January 2026, completing the process of full resumption of asset production. Fafen-Sergipe has installed capacity to produce up to 1,250 tons per day of ammonia and 1,800 tons per day of urea. The Bahia unit, in turn, has a capacity of 1,300 tons per day of ammonia, 1,300 tons per day of urea, in addition to 178 tons per day of Arla 32 (Automotive Liquid Reducing Agent), an essential product for the control of nitrogen oxides (NOx) emissions in diesel vehicles, in compliance with current environmental regulations. The resumption of the Fafens demanded initial investments of around BRL 76 million, with the potential to generate more than five thousand direct and indirect jobs, positively impacting regional economies and strengthening the industrial chain associated with the fertilizer sector. Considered together, the two Fafens have the potential to meet approximately 12% of the national urea demand. With the resumption of Ansa’s operations, expected for the second half of 2026, and the conclusion of UFN-III, in 2029, we should reach a urea market coverage of around 35%. This movement, taken as a whole, in addition to contributing to the National Fertilizer Plan 2050, also impacts the National Energy Plan (PNE) and the National Solid Waste Policy (Law no. 12,305/2010) by strengthening national fertilizer production, reducing external dependence and food security in Brazil. Among the actions foreseen are energy efficiency, responsible waste management and promotion of the circular economy. Such initiatives boost economic development, job creation and sustainability, benefiting society as a whole. 2 3 4 5 1 SUSTAINABILITY REPORT 2025 96 National Hydrogen Program Law no. 14,948/2024 established the legal and regulatory framework for low-carbon-emission hydrogen (H2BEC), while Law no. 14,990/2024 instituted the Low-Carbon-Emission Hydrogen Development Program (PHBC), allocating BRL 18 billion in tax credit for the development of H2BEC production in Brazil. These laws are still awaiting regulation by the ANP, which will act as the regulatory body for H2BEC. In the BP 2026-30, we plan to invest USD 13.4 billion in energy transition, of which USD 0.4 billion will be allocated to H2BEC and its derivatives projects. The objective is to decarbonize our activities, supply sustainable products, leverage synergies and establish strategic partnerships. Additionally, investments in H2BEC pilot projects are foreseen, such as Vale do Açu with start-up scheduled for 2026, with the goal of testing the technology and reducing costs. Throughout 2025, we continued the development of the renewable hydrogen pilot project in Rio Grande do Norte, which is in the construction phase. The project aims to acquire knowledge, evaluate opportunities and contribute to the development of the renewable hydrogen market in Brazil. With a total budget of BRL 90 million, the project is carried out in cooperation with the Senai Institute of Innovation in Renewable Energies (Senai ISI-ER) and executed by WEG, a Brazilian company that is a global benchmark in electrification. The test plant is expected to enter operation in 2026. Another renewable hydrogen pilot plant integrated to one of our refineries is under study. The project aims to generate the technical and engineering knowledge necessary for a new hydrogen generation process to be integrated into existing processes. Currently, the start-up of this plant is expected to be 2030. Growth Acceleration Program – New PAC We have 28 active projects and 25 completed projects in the Growth Acceleration Program – New PAC, instituted through Decree no. 11,623/2023. This program represents an instrument for management and prioritization of public policies, gathering a portfolio of projects intended to encourage private investment and increase public investment in infrastructure. Through PAC, we will invest more than BRL 300 billion over the next four years, contributing to several priority public policies. Among the investments, the production systems in the pre-salt, the revitalization of conventional oil fields, such as Marlim, Albacora and Roncador, the construction of new platforms and ships in Brazil and the improvement of S-10 diesel produced in the Paulínia (Replan) and São José dos Campos (Revap) refineries stand out. Within the area of renewable and decarbonization projects, we intend to invest in the implementation of BioQAV (green aviation kerosene) plants to accelerate the energy transition vision and also leverage segments in which the country is already a power, such as biorefining and energy generation from onshore wind or solar sources, in addition to developing new businesses such as sustainable hydrogen and carbon capture and storage (CCUS). It is important to note that, within the new BP 2026-30, we went from approximately 6% of the total portfolio of low-carbon projects in implementation to 28% in implementation, demonstrating our progress in the energy transition area. In addition, in the New PAC portfolio, we will continue the works of Train 2 of RNEST, we will start the works at the Boaventura Renewable Energy Complex, and we will add more capacity to the existing refining units and we will return to fertilizer production in the Northeast, with Fafens Bahia and Sergipe. The modernization of the HDT Revap unit will allow expanding by approximately 80% the production of S-10 diesel at the refinery, a low-sulfur fuel, fundamental for the reduction of emissions and meeting market demands. In the field of renewable generation, we already operate the first photovoltaic plant in refining, installed at Regap, with 10 MW of capacity. By the end of the year, new plants will enter operation at Rnest and Replan, raising our total capacity to 42 MW and contributing to the reduction of greenhouse gas emissions. ENGAGEMENT IN PUBLIC POLICIES, ADVOCACY AND FINANCIAL SUPPORT 2 3 4 5 1 ENGAGEMENT IN PUBLIC POLICIES, ADVOCACY AND FINANCIAL SUPPORT SUSTAINABILITY REPORT 2025 97 National Innovation Policy The Petrobras Connections for Innovation Program encompasses innovation initiatives and aims to establish partnerships and create an innovation ecosystem, involving researchers, students, institutes, companies and startups, both in Brazil and abroad. As a result, we currently have a network with more than 230 innovation partners, more than ten thousand researchers collaborating internally and externally, and more than 950 partnerships in progress. The program accelerates technological development and reduces the time for absorption of these innovations, strengthening our relationship with partner institutions and universities, in alignment with the objectives of the National Innovation Policy (Decree no. 10,534/2020). Our investment in research, innovation and technology has been increasingly focused on developing environmentally efficient and socially fair solutions. An example is the start of operation of the wind turbine developed through a research, development and innovation (RD&I) project, in partnership with WEG. It is the largest onshore wind turbine in the Americas, with 7MW of power. The project contributes to the reduction of costs per MW installed and attests to the capacity of the national industry for the development of technology. We understand that technology and knowledge are fundamental to sustainable development. Our RD&I goals aim at both efficiency and the diversification of future businesses, through innovation, resulting in an increasingly robust patent portfolio. The budget announced for RD&I in the current business plan for the next five years is USD 4 billion in projects. We have the largest research center in Latin America, Cenpes, which interacts with the entire innovative ecosystem of the country. Over the past decade, we have invested more than BRL 29 billion in RD&I, with the largest part of this amount allocated to partnerships with science and technology institutions. In 2025 alone, BRL 4.8 billion was invested in RD&I. The investment obligation arising from the RD&I clause of the contracts for oil and natural gas exploration and production is regulated by the ANP through ANP Resolution no. 918/2023, however, investments in the development and implementation of innovative technologies are not limited to compliance with this obligation. The results of these investments in RD&I are reflected in several awards. In 2025, we were winners of four of the six categories of the ANP Innovation Award, in addition to having been ranked among the 20 most innovative companies in Brazil by MIT Technology Review. We also ranked first in the Oil and Gas category and sixth overall in the Valor Inovação survey ranking and first in the Oil and Gas category, being elected champion of the decade, and ninth overall in the Ranking 100 Open Startups, which elects the companies with the greatest relationship with startups. Local Content Policy in the Oil and Natural Gas Sector Commitment to Brazil is one of the Petrobras Values. We recognize that the supply of goods and services by national industry plays an essential role in the generation of value for the company, bringing benefits such as reduced logistics costs, greater security in supply and protection against geopolitical instabilities. For the country, our activities boost the creation of jobs and the development of technical and technological skills in the sector, contributing to inclusive and sustainable economic growth. In our oil and natural gas exploration and production operations, we ensure and promote compliance with the local content clause provided in E&P contracts, ensuring that a significant part of the goods and services used in exploration and production development activities in Brazil is of national origin. All eight Stationary Production Units (UEP) scheduled to enter operation by 2030 include local content requirements, which should result in the manufacture of approximately 250,000 tons of modules in Brazilian shipyards. In addition, the supplier market will have a significant demand in the coming years, involving the contracting of ten UEPs and 40 support vessels for fleet renewal of the support fleet for E&P activities, as well as acquisition and processing of geophysical data and various materials and equipment for well construction and production gathering systems. The participation of the national industry will be essential to ensure the success of our activities. In this context, the local content policy, as an industrial public policy instrument in the oil and gas sector transcends the contractual dimension and assumes a structuring character for national productive development, consolidating itself as a strategic element for the supply security of our supplier chain. By mobilizing Brazilian suppliers in the construction of production units, vessels, subsea equipment and specialized services, we contribute to the strengthening of strategic productive chains, to the internalization of technological capabilities and to the generation of multiplier effects in the economy. Such dynamics favor the consolidation of high-complexity industrial competencies, expand the resilience of the national productive base and reinforce the country’s competitiveness in the energy sector. 2 3 4 5 1 SUSTAINABILITY REPORT 2025 98 Petrobras Social and Environmental Program Petrobras Social and Environmental Program structures our social and environmental investments and aims at contributing to the sustainability of the business, supporting initiatives carried out by partner civil society organizations that generate value for Petrobras and for society. Its lines of action are Education, Sustainable Economic Development, Forests and Ocean, through which we contribute, especially, to the achievement of SDGs 4, 8, 14 and 15, in addition to several other goals, according to the nature of the action of the initiatives. In addition to the projects developed by the aforementioned program, there are structuring initiatives related to Nature-Based Solutions (NBS), aimed at the conservation, restoration and management of natural ecosystems, reflecting in the prevention of emissions or reduction of concentrations of greenhouse gases in the atmosphere. Such initiatives, such as Floresta Viva and Restaura Amazônia – carried out in partnership with BNDES, provide benefits both for people and for nature, including the preservation of biodiversity, the improvement of air and water quality, and the strengthening of resilient communities through positive impacts on their livelihoods. Through the Petrobras Social and Environmental Program, the Floresta Viva and Restaura Amazônia initiatives, we made, in 2025, the social and environmental investment of BRL 457 million (by the parent company), of which BRL 37.4 million in projects that use tax benefits. Also in the line of NBS, the creation of the Petrobras Bioeconomy Fund stands out, an innovative impact vehicle aimed at fostering bioeconomy businesses, prioritizing biodiversity conservation initiatives, sustainable extractivism, productive restoration and inclusive economic models, especially in critical areas for climate and biodiversity, with around BRL 112 million invested in 2025 to finance these projects, of which BRL 50 million by Petrobras. Among the guidelines for social and environmental investment, the action in synergy with public policies stands out, so that the supported initiatives contribute to significant results, generating benefits that strengthen and complement these strategies effectively. In 2025, the supported initiatives reported alignment or contribution to more than 60 public policies, including national laws, plans, programs and policies, as highlighted below. All projects supported in the Ocean, Forests and NBS lines have direct conservation and recovery actions of Brazilian species and biomes, in synergy with the National Biodiversity Policy (Decree no. 4,339/2002). We also highlight that, with the objective of contributing to the reversal of biodiversity loss, many social and environmental projects collaborate with the National Action Plans for the Conservation of Endangered Species (PANs), whether through support for the preparation of the plans, the implementation of the strategic actions provided for, or, also, through the executive coordination of these plans in partnership with the Chico Mendes Institute for Biodiversity Conservation (ICMBio). In 2025, 40 supported social and environmental projects carried out actions that contributed to 31 of the 41 PANs in execution in the country. Through social and environmental investment projects that carry out forest restoration, we collaborate with the National Plan for the Recovery of Native Vegetation (Planaveg), instituted by Decree no. 8,972/2017, by boosting actions that promote the recovery of degraded areas in different Brazilian biomes. ENGAGEMENT IN PUBLIC POLICIES, ADVOCACY AND FINANCIAL SUPPORT 2 3 4 5 1 SUSTAINABILITY REPORT 2025 99 In the Forests line of action, there are also projects that develop actions for the strengthening of indigenous peoples and traditional communities, supporting the preparation and execution of their plans, and collaborating with the National Policy for Territorial and Environmental Management of Indigenous Lands - PNGATI (Decree no. 7,747/2012) and the National Policy for the Sustainable Development of Traditional Peoples and Communities – PNPCT (Decree no. 6,040/2007). We are also developing, in partnership with Imaflora, an initiative for the creation of references in social and environmental safeguards for conservation projects in the Amazon focused on the generation of carbon credits, training the third sector, indigenous peoples, traditional and local communities to act effectively in the carbon market, ensuring that the benefits are distributed in a fair and sustainable manner, strengthening the socio-bioeconomy and the productive chains of conservation. The social and environmental projects of the Forests and Sustainable Economic Development lines also carry out actions to combat hunger, ensure food security and strengthen the solidarity economy, aligned with public policies such as the National Plan for the Promotion of Sociobiodiversity Product Chains, the National School Feeding Program, the Food Acquisition Program. In the area of Education and Social Inclusion, we support projects that contribute to the literacy of youths and adults, to the digital inclusion of communities and to school reinforcement activities in Portuguese language and mathematics for children and adolescents, in line with the National Education Policy (Law no. 9,394/1996). In line with the National Employment and Income Policy (Law no. 7,998/1990), the Autonomy and Income Program stands out, aimed at the professional qualification of people in situations of socioeconomic vulnerability or unemployed, with the objective of expanding the opportunities for insertion in the labor market in the oil and gas sector. The program seeks to value local labor in our supplier chain and prioritizes the training of minority groups, such as women, black and brown people, transgender people, people with disabilities and refugees, in compliance with the National Gender Equality Policy (Law no. 11,340/2006). In the area of economic development and entrepreneurship, it operates in compliance with the National Qualification Plan of the Ministry of Labor and Employment. In the area of environment and sustainability, environmental education initiatives mobilize the population, while reforestation and biodiversity conservation projects are aligned with the National Biodiversity Policy (Decree no. 4,339/2002) and the National System of Conservation Units (Law no. 9,985/2000). With regard to the dissemination of human rights and gender equality issues, several actions are carried out together with the communities in the area covered by our operations, including the discussion of agendas in meetings of the community committees, events and courses, such as actions to combat the sexual exploitation of children and adolescents and incentive to the hiring of local labor by service providers. We also support projects aimed at strengthening cooperatives and associations of pickers of recyclable and reusable materials, in line with the National Solid Waste Policy (Law no. 12,305/2010), in addition to formally integrating the Interministerial Committee for the Socioeconomic Inclusion of Pickers of Reusable and Recyclable Materials (CIISC) of the Federal Government. In response to the calamity caused by the climate emergency in Rio Grande do Sul (RS), we are supporting the Sustainable Connections project: Strengthening the Recycling Chain in the State of RS, developed by the Caminhos Sustentáveis Institute. The project directly benefits 360 pickers and provides for the restructuring of recyclable materials picker organizations and support for the organization and inclusion of pickers who work individually in the municipalities of Canoas and Esteio, through technical actions, qualification, social mobilization and entrepreneurship promotion. In 2025, we launched the Regional Public Selection – Nature-Based Solutions: Climate Adaptation and Resilience in Cities, with the objective of selecting social and environmental projects for urban areas of priority municipalities in Rio Grande do Sul and São Paulo. Also in 2025, we approved the expansion of the Petrobras Volunteer Program, which now includes the participation of the contracted workforce. We can also mention the social and environmental projects that work to encourage cooperativism, strengthening the local economy, in accordance with the National Solidarity Economy Policy (Law no. 12,101/2009). In addition to monitoring the performance indicators of the supported projects, we conduct impact assessment studies and analyses of the social and environmental return on investment. In the last seven years, the assessed projects have generated a total social value of BRL 935 million, with an average return on invested capital of BRL 4.89 – in other words, for every real invested, BRL 4.89 in societal benefits were created, demonstrating the effectiveness of these initiatives. Between 2019 and 2025, 49 projects have been evaluated. These results reinforce the effectiveness of the supported initiatives and our maturity in social and environmental management, demonstrating the contribution of the Petrobras Social and Environmental Program to the sustainable development of the regions in which it operates, the alignment with strategic objectives and our public commitments, including those provided in the BP 2050 and the BP 2026–30. By 2028, another 36 projects will be evaluated, expanding the reach of actions and the knowledge about the impacts generated. ENGAGEMENT IN PUBLIC POLICIES, ADVOCACY AND FINANCIAL SUPPORT 2 3 4 5 1 SUSTAINABILITY REPORT 2025 100 We also promote actions to support society in situations of calamity arising from climate change, seeking to contribute to the social development of the country and to assist the victims of the consequences of the resulting effects. In addition to the projects carried out through the Petrobras Social and Environmental Program, we also make donations of goods, support services and financial resources for this purpose. Petrobras Cultural Program The Petrobras Cultural Program has Brazilianness (Brazilian spirit) as its guiding principle, reflected in the themes, origins, curatorship, history and characteristics of the projects we support. Through incentives to several initiatives sponsored in all regions of the country, we contribute to regional economic development and reaffirm our conviction that culture is a form of energy valued by the company, essential for the transformation of society. With creativity and inspiration, we drive growth and changes. The Petrobras Cultural Program is recognized for the public selections it conducts, with transparency of requirements and democratization of access to our sponsorships. The selected initiatives are organized into four thematic areas: Production and Circulation; Festivals and Popular Festivities; Cinema and Digital Culture; Icons of Brazilian Culture. In 2025, we celebrated 30 years of support for national cinema, reaffirming our commitment to the appreciation of Brazilian culture. Throughout these three decades, we have sponsored more than 600 films, contributing to the strengthening of the film industry in Brazil and to the dissemination of the country’s diversity and cultural richness. Also in 2025, 280 sponsorships were part of the Petrobras Cultural Program, promoting cultural development and counting on the Federal Cultural Incentive Law (Law no. 8,313/1991) 250 and the Audiovisual Law (Law no. 8,685/1993), which allow tax waivers for companies that direct part of their taxes to cultural promotion.) ENGAGEMENT IN PUBLIC POLICIES, ADVOCACY AND FINANCIAL SUPPORT For more information on our collaboration through social and environmental projects for social and environmental public policies, see the chapter Local and Traditional Communities For more information about our activities in public policies, see the Annual Letter on Public Policies and Corporate Governance 2 3 4 5 1 SUSTAINABILITY REPORT 2025 101 Actions related to Diversity and Human Rights: We adhere to the initiatives of the Ministry of Women Brazil without Misogyny and Femicide Zero, and we carry out several internal actions for the prevention and combat of violence against women, in line with the National Plan to Combat Femicide (Decree no. 11,640/2023) and with the National Policy to Combat Violence against Women. The Petrobras Program against Sexual and Workplace Violence (PPCVST) encompasses actions to combat violence in four lines of action: strategy, prevention, welcoming and complaint handling. The initiatives include lectures, conversation circles, listening moments, and training on the subject, availability of a Welcoming Channel for listening and guidance to people affected by any type of workplace violence, as well as publication of new normative texts and adaptations in processes considering the gender perspective. We also collaborate with the National Policy to Combat Violence against Women through initiatives and social projects that promote awareness and prevention of gender violence. One of the objectives of the Sexual Harassment Prevention and Combat Program and other Crimes against Sexual Dignity and Sexual Violence (Law no. 14,540/2023) is to combat the practice of sexual harassment, guiding procedures for forwarding complaints and reports of sexual harassment, other crimes against sexual dignity or any form of sexual violence. In this sense, our structure includes the Internal Affairs Office, responsible, among other duties, for conducting investigations of complaints within the Petrobras System and carrying out the disciplinary processing stage of employees, perpetrators of misconducts in the topics of workplace violence and sexual violence, in which the cases of moral harassment and sexual harassment are inserted, respectively, in line with the PPCVST. We collaborate with the Employs + Women and Youth Program (Law no. 14,457/2022) through social projects that aim to promote the inclusion and integration of these populations into the labor market, as well as training and support for entrepreneurship. The Pro-Equity of Gender and Race Program of the Ministry of Women aims to foster gender and race equity practices in the organizational culture of medium and large companies, with a focus on the areas of management and human resources. It also seeks to eliminate discrimination related to access, remuneration, professional advancement and job retention. We have already won, in the six previous editions, the Pro-Equity of Gender and Race Seal, which is a mark of efficient management, contributing to the achievement of good economic, financial and social and environmental results, and the national and international (electronic) disclosure of the commitment made to racial equality and between women and men. With the objective of positioning ourselves among the most desired companies to work for, we continuously invest in the management of our employer brand and in actions to attract and retain talents. With a focus on the inclusion of underrepresented groups, we have emphasized the appreciation of diversity in our communication pieces and in initiatives to engage with students. As disclosed in the BP 2026–30, we established voluntary targets to expand diversity in our nominations to statutory bodies of our equity interests, seeking to reach, by 2026, at least 30% of women and, by 2028, at least 20% of self-declared black persons in the positions nominated by Petrobras in said bodies. In addition to the voluntary goals, as a state-owned company, we are also subject to Law no. 15,177/2025, which determines that the boards of public companies and mixed-capital companies must have a minimum participation of 30% of women – including a quota for black women or women with disabilities – with gradual implementation (10%, 20% and 30%) and provision of sanctions in case of non-compliance. In accordance with current legislation, in our next public selection processes, we will reserve a percentage of vacancies for black, indigenous and quilombola people (in accordance with Law no. 15,142/2025, Decree no. 12,536/2025 and joint normative instruction of the Ministry of Management and Innovation (MGI), of the Ministry of Racial Equality (MIR) and of the Ministry of Indigenous Peoples (MPI) no. 261/2025) and for people with disabilities (in accordance with Decree no. 9,508/2018 and Decree no. 12,536/2025). It is worth noting that, according to the commitment made with the Public Labor Prosecutor’s Office, the next PSPs will reserve 25% for PwD candidates, above the legal provision. We have several projects that, through social and environmental investment, promote gender equity, combat discrimination and gender violence and ensure women’s rights. We seek to foster female participation in all spheres of society, promoting public policies that ensure equal opportunities and strengthen women’s autonomy. This is the case of the Mão na Massa (Hands on) project supported by the Petrobras Social and Environmental Program, which strengthens female protagonism in historically male sectors. ENGAGEMENT IN PUBLIC POLICIES, ADVOCACY AND FINANCIAL SUPPORT 2 3 4 5 1 SUSTAINABILITY REPORT 2025 102 We are part of the working group that drafted the Pact for Racial Equality, published in December 2024, conducted by the MIR, established with the objective of debating and proposing actions that promote racial equality in the public and private corporate sphere, to be included in an action plan. Additionally, we continued the Petrobras Racial Equity Program, approved in November 2023, which has as its strategy our participation in the formulation and review of public policies regarding racial equity. In 2025, we concluded the Technical Cooperation Agreement with the Ministry of Human Rights and Citizenship (MDHC) which had the objective of improving governance policies and promoting an environment that defends and respects democracy, justice and human rights at the company. The report concluded that we have demonstrated robust progress in the institutionalization of human rights and that we continue to be a benchmark in the energy sector in promoting and respecting these rights. In line with the National Plan for the Rights of Persons with Disabilities – New Living Without Limits (Decree no. 11,793/2023) and with the guideline of agreed sharing of actions and strategies with federative entities, organizations and civil society movements, we joined in 2025 the Business Network for Social Inclusion through the Employability of Persons with Disabilities (REIS) and adhered to the Pact for the Inclusion of Persons with Disabilities. As an unfolding of this institutional commitment to inclusion, the Petrobras Accessibility and Inclusion Commission, established in 2024 to act as a propositional technical forum on accessibility and inclusion, reviewed the entire journey of persons with disabilities and/or neurodivergence at the company, conducted diagnoses including digital accessibility, proposed improvements and structured service flows from entry through the selection process to dismissal. We also updated the guidelines of the Approach Program to Persons with Disabilities and/or Neurodivergence, whose objective is to contribute to having an inclusive management of persons with disabilities and/or neurodivergence, conducting educational actions with leaders and aimed at working conditions and relations. We updated, in 2025, the Accessibility and Inclusion Supplement for Events and Meetings. We carried out campaigns and events aimed at raising the workforce’s awareness of topics related to people with disabilities. We also trained healthcare professionals for the multiprofessional evaluation of ENGAGEMENT IN PUBLIC POLICIES, ADVOCACY AND FINANCIAL SUPPORT people with disabilities and promoted relevant debates on neurodivergence, black population health and gender diversity. Considering the best practices of corporate governance, we annually publish the Sustainability Report, the Human Rights and Corporate Citizenship Supplement and the Climate Change and Energy Transition Supplement which, together with the Annual Letter on Public Policies and Corporate Governance, account for our actions, maintaining a transparent relationship with our stakeholders and society in general. All the reports mentioned are available on our Investor Relations website. For more information about our activities in public policies, see the Annual Letter on Public Policies and Corporate Governance 2 3 4 5 1 SUSTAINABILITY REPORT 2025 103 Contribution to public consultations and public policy debate forums We sign memoranda of understanding (MOU) with federative entities and national and international institutions for joint studies, cooperation, technology development and possible implementation of renewable energy projects. At the national level, we hold institutional meetings and participate in events with external entities to strengthen regional supply chains and promote technological innovation. At the international level, we articulate with embassies and foreign institutions, receive foreign delegations, participate in energy events and conduct cooperation and partnership missions abroad. We participate in sectoral, governmental and regulatory forums focused on improving legislation, regulations and best practices in the oil and gas exploration and production (E&P) industry. In 2025, we contributed to three public consultations promoted by the ANP, directly or in collaboration with the Brazilian Petroleum and Gas Institute (IBP) and other companies in the sector. The public consultations promoted regulatory improvements in the resolution that regulates compliance with the Minimum Exploratory Program (PEM), in the standard related to the procedures for enabling participation in the Permanent Offers (Bids) of new areas by the ANP, and in the preparation of new regulations aimed at reducing methane emissions in the activities of the oil and natural gas chain. As the largest investor in the segment in Brazil, we share knowledge with public managers so that public policies are formulated with feasible goals compatible with our capabilities and those of the supply chain. We contribute with prognoses on the policy of expanding oil and gas reserves, essential to maintaining the country’s energy sovereignty, the creation of jobs and the continuity of value generation. Monitoring of laws, standards and regulations We frequently monitor laws, standards and regulations that may affect our sector. Our action takes place through the identification of relevant topics under discussion in the legislative and executive branches and in entities linked to the oil, gas and energy industries. We map opportunities in processes of potential relevance, including in cross-cutting corporate topics. We plan and promote actions to improve our corporate image, with relations and engagement with public and private entities, participation in visits, events and other initiatives. We evaluate the regulatory environment and political situation to estimate potential impacts on the current strategic plan and define positioning on topics of interest. We monitor federal normative proposals of our interest, for possible treatment or mitigation of risks. Participation in sectoral associations We support sectoral associations that are strategic for our business with national or international scope, through which we exercise influence and/or acquire relevant information on topics of interest, participating in debates, technical groups, projects, commissions, events and exchange of best practices. These entities may or may not have a formal member representing us in their governance. For more information on our participation in sector associations, see the ESG Datasheet Sustainability for the oil and gas sector We promote engagement with stakeholders for a more comprehensive and sustainable approach to the oil and gas sector. In the life cycle of offshore exploration and production projects, there is the final stage of decommissioning (process of deactivation and dismantling of platforms and equipment), when the operation of a producing unit is permanently interrupted. As part of integrated asset lifecycle management, we have developed sustainable disposal strategies for units undergoing decommissioning, prioritizing safety, operational efficiency, and environmental responsibility. ENGAGEMENT IN PUBLIC POLICIES, ADVOCACY AND FINANCIAL SUPPORT 2 3 4 5 1 SUSTAINABILITY REPORT 2025 104 One of the strategies is the temporary mooring of the units, as in the contract signed with Porto do Açu (RJ), which provides for the availability of a quay for temporary mooring until the definition of the final destination, in accordance with the best practices of green recycling and international sustainability. The contract with Porto do Açu has a duration of three years and determines the provision of support services and availability of electricity, among others. For more information on the sustainable destination model for platforms, see the chapter Waste management and sustainable decommissioning In 2025, we strengthened the integration of sustainability into the logistics operations of oil and oil products, with a focus on emissions reduction, energy efficiency and operational safety, in line with regulatory requirements and international best practices. We advanced in the adoption of marine fuels with lower carbon intensity, with pioneering refueling of bunker with 24% renewable content (B24) in vessels of Transpetro’s own fleet, in Brazil and abroad. These initiatives contributed to compliance with the Fuel EU Maritime regulation, avoiding relevant regulatory costs and reducing the carbon footprint of navigation. ENGAGEMENT IN PUBLIC POLICIES, ADVOCACY AND FINANCIAL SUPPORT During the 30th Conference of the Parties to the United NationsFramework Convention on Climate Change (COP30), we cooperated with the supply of diesel with renewable content for transportation and energy generation, reinforcing our role as an active agent in the energy transition and in supporting events of global relevance. We advanced in the decarbonization of port operations with the start of the use of shore power by tugboats at the São Sebastião Aquatic Terminal, reducing atmospheric emissions, fuel consumption, noise and vibration, in addition to generating gains in comfort and quality of life for crews. In support of the development of new energy routes, we carried out the first vegetable oil unloading operation at Revap, enabling the production of sustainable aviation fuel (SAF). In the field of safety and adaptation to climate change, we signed a technical cooperation agreement with the Brazilian Navy to strengthen navigation safety in the rivers of the Amazon during critical drought periods, ensuring the continuity of the energy supply and essential items to the region’s population. 2 3 4 5 1 SUSTAINABILITY REPORT 2025 105 Cenpes has been expanding the portfolio of RD&I projects in Carbon Capture, Utilization and Storage (CCUS), developing and qualifying technologies, tools and systems throughout the entire value chain. Our focus is to drive new solutions, reduce costs and increase operational efficiency, contributing to the decarbonization of industrial operations in the country and driving new low-carbon products, processes and services. We are focused on identifying for the implementation of CCUS hubs in Brazil. The first step on this path is the São Tomé CCS Pilot Project, in the State of Rio de Janeiro – an RD&I initiative with the capacity to capture about 100,000 tons of CO₂ per year at the Cabiúnas Terminal, in the north of Rio de Janeiro state. The CO₂ will be conditioned and injected into a deep saline reservoir, preventing this greenhouse gas from being emitted into the atmosphere. The construction and implementation phase of the pilot has already been approved, and the start of injection is scheduled for 2028. The São Tomé CCS Pilot Project represents a milestone for Brazil. As the first project in the country to perform geological carbon storage in a saline reservoir, it will allow validating, on a real scale, technologies, methodologies and practices essential for future CCS hubs. In addition to its technical importance, the pilot creates the conditions for regulatory bodies, such as the ANP and the State Environmental Institute (INEA), to test and improve specific procedures and standards for the CCS value chain. This is a fundamental regulatory advance to enable commercial geological CO2 storage projects in Brazil, with the potential to decarbonize various industrial sectors – including oil and gas, steelmaking, cement and chemistry. In parallel, we are conducting preliminary studies for new CCUS projects in the states of Rio de Janeiro, São Paulo, Espírito Santo and Bahia, reinforcing our commitment to a just energy transition and to the reduction of own emissions and those of other industries. In the offshore environment, we continue to advance in the largest CCUS project in the world, in the pre-salt cluster of the Santos Basin, and to evaluate and develop additional CCS solutions to mitigate CO2 emissions associated with energy generation in our Floating Production, Storage and Offloading Units (FPSO). We participated in COP30 because we understand that it is a strategic forum for the exchange of views on sustainable models. These models integrate energy production with the use of technology, innovation and solutions aimed at climate change mitigation, environmental and people protection, while simultaneously ensuring access to energy, energy security and the promotion of income and inclusive development in the country. Our presence at COP30 reaffirms the commitment to the mitigation of climate change, through initiatives anchored in an investment plan that seeks to balance energy security, economic growth and social and environmental responsibility. Within the program, we participated in the opening event of the Energy Day, promoted by the Conference Presidency, alongside national and international leaders of the sector, highlighting our strategic role in the decarbonization agenda of the oil and gas industry. We actively contributed to technical debates on regulated carbon markets, bioeconomy and solutions for the decarbonization of transport. We also coordinated panels on decarbonization of oil and gas operations, energy transition, transport, bioeconomy and innovation for the oceans, in addition to integrating discussions organized by third parties, sharing experiences in solutions aimed at hard-to-abate sectors. Additionally, we supported the conduction of the Conference through the supply of fuel with renewable content (R10 Diesel), used in fueling buses and generators employed at the event. Thus, we collaborate to achieve the public policy objectives implemented by the Brazilian government, aligned with our strategy and corporate purpose, under market conditions and preceded by technical analyses and the due decision-making process. These initiatives, in addition to being aligned with strategic values, are profitable and essential to ensure our operational efficiency, innovation and long-term sustainability, and bring direct benefits to society, including energy security, job creation, technological development and emissions reduction. More information can be obtained in the Annual Letter on Public Policies and Corporate Governance of Petrobras ENGAGEMENT IN PUBLIC POLICIES, ADVOCACY AND FINANCIAL SUPPORT 2 3 4 5 1 SUSTAINABILITY REPORT 2025 106 3 REDUCING THE CARBON FOOTPRINT CLIMATE RESILIENCE, GHG EMISSIONS AND OTHER GASES 107 2 3 4 5 1 SUSTAINABILITY REPORT 2025 107 CLIMATE RESILIENCE, GHG EMISSIONS AND OTHER GASES GRI 11.1.1, 11.1.2, 11.1.3, 11.1.4, 11.1.5, 11.1.6, 11.1.7, 11.1.8, 11.2.1, 11.2.2, 11.2.3, 11.3.1, 11.3.2, 11.3.3 The impacts related to the material topic climate resilience, greenhouse gas (GHG) emissions and other gases consider the company’s approach to the risks and opportunities related to climate change, the low-carbon economy and the just energy transition, including the management of atmospheric emissions and their impacts on ecosystems, people’s health and the well-being of local communities. It encompasses plans and actions aimed at mitigating emissions and generating positive impacts, including: management of direct and indirect greenhouse gas (GHG) emissions – Scopes 1, 2 and 3; technological development and innovation to reduce the intensity of emissions and offer products with lower GHG emissions, meeting more restrictive legislation and markets; implementation of new low-carbon businesses, expanding the supply and access to lower-emission energy, with attention to minimizing the social impacts of the transition and avoiding an increase in social inequality; adaptation and resilience of assets and communities in the face of extreme weather events; preservation and restoration of ecosystems, through the acquisition of carbon credits and nature-based solutions (NBS) projects. Risks and opportunities in the face of climate change and energy transition Climate change presents new challenges and opportunities for our business. The inability to adapt to climate regulations and global challenges may result in financial, reputational and legal impacts, affecting cash flow, competitiveness and shareholder value. We have a track record of analysis and management of risks related to climate change and energy transition. The management of these risks is integrated into the corporate methodology, which allows for an integrated and systemic view of risk monitoring across all areas at the various hierarchical levels of the company. The set of threats related to climate change and energy transition is considered strategic for the achievement of our objectives. For this reason, their evolution and treatment are reported to the Executive Risk Committee, the Executive Board, the Statutory Audit Committee and the Board of Directors. The governance of risk management is structured to involve, in addition to senior management, all hierarchical levels of the company, promoting collective engagement on the subject. The identification of risks and opportunities is carried out with a focus on the sustainability of our business and on value generation, ensuring that decisions are aligned with the company’s strategic objectives. 1 2 3 4 5 REDUCING THE CARBON FOOTPRINT 2 3 4 5 1 SUSTAINABILITY REPORT 2025 108 According to the Task Force on Climate-related Financial Disclosures (TCFD), risks associated with climate change are classified into two categories: > Transition risks: related to the adaptation to a low-carbon economy; > Physical risks: related to the physical impacts of climate change and divided into acute (specific events such as storms, intense precipitation or temperature extremes) and chronic (related to prolonged trends such as rising temperature, changes in precipitation patterns or sea-level rise). Regarding transition risks, we monitor four types: > Regulatory and legal risk: carried out through continuous monitoring of applicable climate standardsthat may impact our operations; > Market risk: monitored through structured analyses that evaluate the evolution of demand, prices and competitiveness in the face of energy transition, as well as their impact on the company’s revenue; > Technological and implementation risk: encompasses the uncertainties related to research, development and application of new technologies, as well as the ability to implement decarbonization initiatives already identified. Monitored through continuous monitoring of the progress of decarbonization technologies, both internally and in external forums, consortia and innovation hubs; Litigation and reputational risk: monitored broadly, considering both institutional integrity and the perception of key stakeholders, in order to preserve our reputation and mitigate exposure risks arising from operational failures, inconsistencies in communication related to climate change and energy transition, and regulatory and legal questioning. Our facilities are subject to several physical risks related to climate change, such as changes in patterns of winds, waves and ocean currents in offshore areas; freshwater availability in operations onshore; in addition to landslides, floods, droughts, fires and heat waves. To assess physical risks of climate change in oceanic regions, we conduct research and develop climate regionalization in partnership with Brazilian and international institutions. These partnerships generate qualified data that support the operations adaptation process. We also monitor, manage and mitigate the risks related to freshwater availability in our operations. This monitoring is done in an integrated manner, using different tools. The assessment of flood and landslide risk was carried out with the support of the AdaptaBrasil platform1, developed by the Ministry of Science, Technology and Innovations (MCTI) in partnership with the National Institute for Space Research (INPE). The Probable Futures2 platform was used to map the risks of fires, extreme droughts and heat waves in high spatial resolution. Information on climate risks can be found in the chapter Risk Management and in the Climate Change and Energy Transition Supplement 1 For more information, access <https://adaptabrasil.mcti.gov.br/>. 2 For more information, access <https://probablefutures.org/>. Opportunities in the energy transition Climate change and the energy transition are vectors for the development of opportunities, involving new segments and businesses. We have a unique portfolio, which we manage efficiently to provide robust growth, combined with value generation, expanding the energy supply in the country and generating benefits for society and for our shareholders. Our action in low-carbon businesses aims to diversify our portfolio profitably. More information can be found in this chapter under “Low-carbon Innovation” and “Products and businesses with lower carbon intensity” Analysis of financial resilience The premises used for the preparation of our business plan reflect possible future scenarios and consider the uncertainties related to climate change, such as sustainable fuel mandates and consumer preferences for our products. We conduct net present value simulations for our portfolio, incorporating sensitivity analyses related to variations in Brent and carbon prices,in the external reference scenarios of the International Energy Agency (IEA). Further details of this analysis can be found in Petrobras’ Climate Change and Energy Transition supplement. Detailed information on portfolio resilience analysis and accounting estimates can be found in our 2025 Climate Change and Energy Transition Supplement CLIMATE RESILIENCE, GHG EMISSIONS AND OTHER GASES 2 3 4 5 1 SUSTAINABILITY REPORT 2025 109 Climate change-related governance We structured our governance for climate change and decarbonization based on a multilevel approach, ensuring the cross-cutting integration of this topic across all our segments. This governance encompasses several hierarchical levels – including the Board of Directors, the Executive Board, Executive Managements, General Managements and Managements – distributed in advisory committees and strategic and technical commissions, which meet periodically. The role of each of these actors in climate governance can be found in the chapter Corporate Governance and in the Climate Change and Energy Transition Supplement Targets for variable compensation The Index of Compliance with Greenhouse Gas Targets (IAGEE) represents the consolidation of compliance with greenhouse gas intensity targets. This indicator is one of our top metrics and is linked to the variable compensation of all employees, including senior management. More information on variable compensation can be found in the chapter Labor Practices and Equal Opportunities Position on climate change and energy transition Our actions related to climate change are based on three pillars, as shown in the figure below. PILLARS FOR ACTIONS RELATED TO CLIMATE CHANGE CLIMATE RESILIENCE, GHG EMISSIONS AND OTHER GASES TRANSPARENCY AND CARBON MANAGEMENT O&G COMPETITIVENESS LOW-CARBON BUSINESSES, SCOPE 3 EMISSIONS AND JUST TRANSITION > Governance up to the Board of Directors, carbon in the risk matrix and reward system with IGEE > Disclosure aligned with TCFD*, including portfolio financial risk (testing against public scenarios) > Emissions inventory verified by a third party since 2003 > Asset cost profile aligned with the transition > Net Zero 2050 Ambition and decarbonization commitments > Superior performance: lower intensity than competitors > Corporate scenarios expressing transition trends > Profitable portfolio in the context of the low-carbon economy and sustainable development > Drivers for capital allocation focused on exposure reduction Governance in information, processes and decisions Resilience and Value of the fossil Portfolio facing transition Portfolio exposure to carbon * Task Force on Climate Related Financial Disclosures 2 3 4 5 1 CLIMATE RESILIENCE, GHG EMISSIONS AND OTHER GASES SUSTAINABILITY REPORT 2025 110 Ambitions and commitments to reduce the carbon footprint and investments in low carbon We reaffirm our commitments related to climate change, as shown in the figure below. Within the scope of the CO2 reinjection commitment in Carbon Capture, Utilization and Storage (CCUS) projects, associated with Enhanced Oil Recovery operations (Enhanced Oil Recovery – EOR), in 2025 we reached the cumulative reinjection target of 80 million tCO2. In addition to the commitments, we have ambitions associated with the mitigation of our operational emissions: > Net Zero by 2050;3 > Maintain annual emissions below 55 million tCO2e by 2030;4 > Near Zero Methane by 2030. 3 Ambition considers our willingness to use carbon credits. The ambition refers to emissions in Brazilian territory, where more than 99% of our operational emissions occur. For other emissions, we have an ambition of neutrality on a timeframe compatible with the Paris Agreement, in alignment with local commitments. 4 Ambition considers our willingness to use carbon credits. Ambition updated in relation to BP 2025-29. Considers only the business segments in which we are already inserted. 1 This commitment considers only the business segments in which we are already present and our willingness to use carbon credits 2 Compared to 2015. 3 Routine flaring commitment in flare is only for the E&P segment. 4 The kgCO2e/boe indicator considers in its denominator the gross production of oil and gas (wellhead). 5 The kgCO2e/CWT indicator uses the activity unit called CWT (Complexity Weighted Ton), which considers both the effect of the processed load and the complexity of each refinery, allowing the comparison of the GHG emissions potential between refineries with differentiated profiles and sizes ABSOLUTE OPERATIONAL EMISSIONS¹ ROUTINE FLARING³ GHG INTENSITY IN E&P GHG INTENSITY IN REFINING METHANE EMISSIONS INTENSITY IN THE UPSTREAM million tCO2e -30%2 TARGET 2030 ZERO 15 30 0,20 million m3 kgCO2e/boe4 kgCO2e/CWT5 tCH4/million tHC 2 3 4 5 1 CLIMATE RESILIENCE, GHG EMISSIONS AND OTHER GASES SUSTAINABILITY REPORT 2025 111 Carbon Neutral Program, MACC Curve and Decarbonization Fund The challenge of achieving operational emissions neutrality requires technically and financially enabling the necessary technologies. To support this process, we developed the Carbon Neutral Program (PCN), structured to strengthen our low-carbon action, accelerate and reduce the costs of decarbonization solutions. The PCN is the cross-cutting instrument that seeks the management of the mitigation of operational emissions through an integrated view our initiatives. It has the following lines of action, as illustrated in the figure below. CARBON NEUTRAL PROGRAM To support its management, the PCN has a set of tools, among which the following stand out: > Integrated MACC Curve: We systematically map GHG mitigation opportunities and organize the set of opportunities in all segments in which we operate, using the methodology of the Marginal Abatement Cost Curve (Marginal Abatement Cost Curve – MACC). The Integrated MACC is a decision support tool, which facilitates the comparison between different mitigation opportunities and guides the allocation of resources to maximize the cost-effective trajectory. The Integrated MACC currently has more than 1,000 mitigation opportunities, with different levels of technological maturity. > Decarbonization Fund: to accelerate the decarbonization of operations (scopes 1 and 2), aiming to mitigate risks associated with carbon emissions, meet climate commitments and the carbon neutrality ambition (Net Zero). The fund has a specific budget of USD 1.0 billion for the 2026-2030 fiveyear period. The MACC is used to analyze and prioritize GHG emissions reduction options, guiding the projections and decisions based on the opportunities selected to compose the trajectory Net Zero. The 2025 portfolio included 35 opportunities, totaling about USD 540 million committed, and a mitigation potential of 1.5 million tCO2e/year when implemented. Reduction of operational emissions OPERATIONAL EXCELLENCE Designing projects differently to emit less without increasing costs DISRUPTION Pursue opportunities to abate and remove CO₂ through technological or natural routes, focusing on CCUS and Nature-Based Solutions, leveraging our expertise and Brazil’s potential CCUS AND NBS Engage suppliers to broaden the impact of decarbonization SUPPLY CHAIN Decarbonization opportunities for operational emissions through consumption of low-carbon products from the Petrobras system SELF-SUPPLY OF LOW-CARBON PRODUCTS Establish the drivers of decarbonization management. Pursue transparency and an external engagement plan MANAGEMENT, COMMUNICATION, STAKEHOLDER RELATIONS AND TRANSPARENCY 2 3 4 5 1 SUSTAINABILITY REPORT 2025 112 Research, Development and Innovation in low carbon The adoption of efficient technologies is fundamental to maintaining competitiveness in the sector. We have established that low-carbon investments will have a significant share in the composition of the total Research, Development and Innovation (RD&I) portfolio. For the 2026-2030 period, the RD&I planning provides for the contribution of USD 1.25 billion in low-carbon initiatives, corresponding to 20% of the total budget in 2026 and reaching 40% by the end of the cycle. The research portfolio includes opportunities both in the oil and gas chain and in new businesses. We have developed and evaluated technologies that contribute to achieving the decarbonization goals established in operations (scope 1 and 2), reducing emissions in internal processes and adding greater sustainability to our products (which contributes to the reduction of scope 3 emissions). We are expanding our RD&I portfolio with a focus on new energy business opportunities. We seek to optimize our current assets and invest in innovative and sustainable solutions, preparing ourselves for the challenges of the future and for the energy transition, as shown in the figure below. CLIMATE RESILIENCE, GHG EMISSIONS AND OTHER GASES RD&I FOR THE FUTURE: OPTIMIZATION, LOW CARBON AND NEW BUSINESSES In 2025, BRL 168.6 million was invested in the development of low-carbon products, including renewable diesel, sustainable aviation fuel (SAF), bunker and asphalt with renewable content, BioGLP, renewable gasoline and bioaromatics. Additionally, BRL 106.9 million was applied in low-carbonemission hydrogen and CO2 conversion technologies, as well as BRL 51.3 million in renewable energy, totaling BRL 327 million in investments during the period. These deliveries reflect our strategy for the transition to a low-carbon economy. Within the scope of renewable generation, in 2025 we started the largest offshore wind measurement campaign in Brazil, with the installation of five BRAVO buoys (Remote Buoy for Offshore Wind Assessment). In the same period, we completed the manufacturing and started the operation of the largest onshore wind turbine in the Americas, with a power of 7MW, developed in partnership with WEG and Stratkraft. * Synthetic fuels produced from low-carbon hydrogen Our RD&I portfolio is ambitious, with strategic moves into new energy businesses CURRENT ASSET OPTIMIZATION O&G OF THE FUTURE NEW BUSINESSES LOW-CARBON PRODUCTS CCS/ CCUS E-FUELS* NATUREBASED SOLUTIONS WIND & SOLAR GENERATION LOWCARBON HYDROGEN BATTERIES & CRITICAL MINERALS LONG-DURATION ENERGY STORAGE SMRs We continue focused on optimizing our assets and on transforming the O&G of the Future We are reinforcing disruptive innovations as a lever for the long-term horizon 2 3 4 5 1 SUSTAINABILITY REPORT 2025 113 ACHIEVEMENTS IN ENERGY EFFICIENCY AND DECARBONIZATION IN REFINING Initiatives Objective Result Master sustainability plan for the refining sector Reduction of the intensity of greenhouse gas emissions and increase in energy efficiency. > Establishment of projections and targets for time horizons of 2035, 2040 and 2050, considering the implementation of decarbonization technologies; > Verification of a reduction potential of approximately 20.7 million tons of CO2 equivalent by 2050, with investments estimated at billions of dollars; > Establishment of critical challenges related to electrical infrastructure, the need for own energy generation, management of fuel gas surpluses and the development of a carbon market as an essential condition for the economic viability of the initiatives. Second phase of the Carbon Neutral Program Identification, prioritization and quantification of emissions reduction opportunities. > More than 180 mitigation opportunities identified; > The study projected the potential for significant reduction in emissions intensity by 2030 and 2040, with a detailed analysis of mitigation costs and investments required; > Preliminary roadmaps drawn up by operating unit and a structured work plan established for the consolidation of the project portfolio. Performance in emissions Our emissions inventory The management of greenhouse gas emissions is directly related to climate risk management and to the identification of mitigation opportunities. The publication of our inventory enables the monitoring of our commitments to reduce the carbon footprint and the meeting of demands from various external entities. Since 2002, we have been using the Atmospheric Emissions Management System (SIGEA®), an in-house tool that monthly processes data from around seven thousand sources, consolidating our inventory with traceable and reliable information. In SIGEA®, GHG emissions are calculated – carbon dioxide (CO2), methane (CH4), nitrous oxide (N2O), sulfur hexafluoride (SF6) and hydrofluorocarbons (HFCs), in addition to the emissions of atmospheric pollutants: nitrogen dioxide (NO2), sulfur dioxide (SO2), carbon monoxide (CO), particulate matter (PM) and non-methane hydrocarbons (NMHC). The process of integrating Scope 3 emissions into SIGEA® is currently underway, promoting continuous evolution in emissions management. Our emissions inventory is prepared according to the technical specifications of the Brazilian GHG Protocol Program5, the ISO 14064-1 standard and the Ipieca recommendations, as established in the Petroleum Industry Guidelines for Reporting Greenhouse Gas Emissions. Voluntarily published since 2002, our inventory is annually verified by an independent third party. 5 In compliance with the guidelines of the standard A Corporate Accounting and Reporting Standard of the Greenhouse Gas Protocol, developed by the World Resources Institute (WRI) and by the World Business Council for Sustainable Development (WBCSD) CLIMATE RESILIENCE, GHG EMISSIONS AND OTHER GASES We are founding members of the Brazilian GHG Protocol Program, and we publish our inventory in its Public Emissions Registry6 of the program. In 2025, our inventory (base year 2024) won the Gold Seal, for the eighth consecutive year. The scope of our inventory includes all activities under our operational control. The organizational boundaries cover the emissions of the companies Petrobras, Transpetro, Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. (TBG), Petrobras Biocombustíveis (PBio), Araucária Nitrogenados S.A. (ANSA), Petrobras Bolívia (PEB) and Petrobras Colômbia (PIB-COL). We continuously monitor updates to the Global Warming Potential (GWP) factors, periodically made available by the Intergovernmental Panel on Climate Change (IPCC). Our public commitments have been defined since 2019, considering the GWP values presented in the IPCC’s 4th Assessment Report (AR4). Therefore, in order to maintain consistency with our commitments, in this publication, all CO2 equivalent values are aligned with AR4. Reduction of greenhouse gas emissions We reduced absolute emissions from our operating activities by 36% compared to 2015, as shown in the chart below, reaching the total of 50 million tCOe in 2025. This significant reduction is the result of initiatives focused on efficiency, loss reduction, portfolio management and lower thermoelectric dispatch. Although, in the last three years, we have recorded an increase in emissions – reflecting the growth of activity to ensure energy supply to society – we remain significantly below the 2015 levels. This evidence shows that our commitment to efficiency, responsible management and decarbonization has generated concrete results. 6 For more information, access <https://registropublicodeemissoes.fgv.br/>. 2 3 4 5 1 SUSTAINABILITY REPORT 2025 114 ABSOLUTE OPERATING EMISSIONS7 (MILLIONS OF TCO2E) Among the actions implemented, the optimization of turbogenerator operation and the operationalization of FGRUs ( flare gas recovery units), units that recover part of the gas stream that would be directed to the flare, reintegrating it into the process, stand out in the upstream segment. In refining, the actions aimed at energy efficiency and equipment maintenance stand out, both essential for the improvement of operational efficiency. Since 2022, we have been neutralizing our scope 2 emissions in Brazil through the purchase of Renewable Energy Certificates (I-RECs). This initiative ensures that 100% of the electricity purchased from third parties in Brazil is generated by renewable sources. In 2025, we neutralized 183 thousand tCO2, equivalent to 3.94 million MWh of renewable electricity acquired. Abroad, our scope 2 emissions totaled 132 tCO2, representing only 0.0003% of our absolute operational emissions in 2025. 7 The values refer to total operational emissions, without considering the use of carbon credits to offset GHG emissions of Petrobras Podium Carbono Neutro (Carbon Neutral) gasoline calculated through Life Cycle Assessment. Of the emissions offset in 2025, approximately 36,3 thousand tCO2e refer to operational emissions. We also monitor the operational emissions exclusively from our oil and gas activities, disregarding the emissions related to participation in the thermoelectricity market. In this way, we are able to evaluate with greater precision the impact of the initiatives for the reduction of absolute emissions, without the results being influenced by the dispatch of thermal plants requested by the ONS (National Electric System Operator) In 2025, as can be seen in the chart below, GHG emissions from oil and gas activities totaled 47 million tCO2e, representing an increase of 3 million tCO2e in relation to the previous period. The efficiency and loss reduction initiatives implemented in the operational areas contributed to mitigate the impact of this increase, a result of the start-up of new assets. OPERATING EMISSIONS FROM OIL AND GAS ACTIVITIES (MILLIONS OF TCO2E) The E&P and refining segments are responsible for most of the absolute operational emissions recorded. In 2025, our public commitments related to GHG emissions intensity (IGEE-E&P and IGEE-Refining) covered 84% of the emissions from activities under our operation. GHG emissions intensity in E&P We achieved a GHG intensity performance of 14.7 kg/boe, a value 1% lower than 2024. The improvement in intensity was due to a 13% increase in the operated production of oil and gas combined with energy optimization and gas and loss reduction actions. GHG EMISSIONS INTENSITY IN E&P (KGCO2E/BOE) CLIMATE RESILIENCE, GHG EMISSIONS AND OTHER GASES 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 67 78 67 62 59 56 62 48 46 47 50 58 44 47 2015 2024 2025 19.9 14.8 14.7 15.0 15.0 2015 2024 2025 Target 2025 Target 2030 -36% -18% -26% 2 3 4 5 1 SUSTAINABILITY REPORT 2025 115 GHG emissions intensity in refining The GHG emissions intensity in the refining segment in 2025, with a result of 36.7 kgCOe/CWT, confirms the historical record of significant 14.6% reduction when compared to 2015, reflecting the consistent advances in the improvement of energy efficiency, operational management of the segment and initiatives implemented over the last decade. The one-off increase of 1.4% compared to 2024 was caused by specific operational factors, such as scheduled stoppages for the implementation of projects. GHG EMISSIONS INTENSITY IN REFINING (KGCO2E/CWT) maintenance of the ten refineries of the current park. This change impacted the 2025 result, as structuring programs such as RefTOP and Carbon Neutral were started later in the refineries that were to be divested. Methane emissions in upstream Since January 2023, we have joined the OGMP 2.0 initiative – Oil and Gas Methane Partnership, reinforcing our commitment to reducing methane emissions in our processes. OGMP 2.0 is a global initiative coordinated by the United Nations (UN) dedicated to the quantification, reporting and management of methane emissions, with a focus on mitigating climate change in the O&G sector. Recognized as the most relevant in the sector in transparency and credibility to providing data on methane emissions, OGMP 2.0 brings together more than 150 companies in the O&G sector. In 2025, as a result of the implementation of the direct monitoring actions of methane emissions provided for under OGMP 2.0, this indicator presented variation in relation to the results of previous years, justified by the improvement of the monitoring, quantification and reporting process. The methane intensity in 2025 was 0.23 tCH4/thousand HC ton, presenting 65% reduction in relation to the 2015 base date and exceeding the established commitment of 0.25 tCH4/thousand tHC. METHANE EMISSIONS INTENSITY IN UPSTREAM (TCH4/THOUSAND THC) Zero routine flaring Since 2018, we have disclosed our support for the World Bank’s Zero Routine Flaring by 2030 initiative, the compliance with the criteria of which constitutes one of our public commitments. In 2025, routine flaring represented 8% of the total volume burned in the operations of the E&P segment, as can be seen in the chart below. The total flaring volume remained at the 2024 level; however, a 17% reduction was recorded in the routine flaring portion. This low percentage is largely due to the operation of 14 high-capacity Stationary Production Units (UEPs) without routine flaring, a direct result of the incorporation of the Gas Recovery Units (FGRU) into their projects. In addition, the adoption of the “zero routine flaring” concept in all new projects reinforces the trend of continuous reduction of this percentage in the coming years. CLIMATE RESILIENCE, GHG EMISSIONS AND OTHER GASES It is worth noting that the commitments signed for 2025 and 2030 for GHG emissions intensity in refining were established in the context of divestments of the company’s previous business plan, which considered the refining park composed of only five refineries in the southeast region. With the resumption of investments to improve the quality of fuels and increase capacity and expansion of refining operations to meet national energy security, divestments in refining assets were canceled, resulting in the 43.0 -15% 36.2 36.7 36.0 30.0 2015 2024 2025 Target 2025 Target 2030 0.65 0.20 0.23 0.25 0.20 2015 2024 2025 Target 2025 Target 2030 -65% 2 3 4 5 1 SUSTAINABILITY REPORT 2025 116 FLARING VOLUME (BILLIONS OF M3) VALUE CHAIN EMISSIONS8 (MILLIONS OF T CO2E) Within the scope of GHG emissions of the value chain, in addition to operational emissions, two relevant categories of scope 3 emissions are considered: indirect emissions from the processing of products sold (Category 10) and indirect emissions resulting from the use of products sold (Category 11), the latter being the most relevant in our value chain.9 We have demonstrated consistent progress in our performance in the CDP Supply Chain, a global program that allows large companies to evaluate and encourage their suppliers to measure, manage and report their environmental actions. Our evolution over the last cycles reflects the strengthening of climate governance, the improvement of environmental management and greater transparency in the value chain. 8 The values presented refer to the main emissions of our value chain and do not consider the use of carbon credits to offset GHG emissions of Petrobras Podium Carbono Neutro (Carbon Neutral) gasoline, calculated based on in Life Cycle Assessment, which totaled 297.9 thousand tCO2e in 2025. 9 Although this document presents only categories 10 and 11 of scope 3, categories 1 to 7 are also reported to the Brazilian GHG Protocol. CUMULATIVE CO2 REINJECTION (MILLIONS OF T CO2) CLIMATE RESILIENCE, GHG EMISSIONS AND OTHER GASES CCUS projects in E&P In 2025, 19.6million tons of CO2 were reinjected into the pre-salt reservoirs of the Santos Basin, surpassing the volume of 14 million tCO2 recorded in 2024 and exceeding, on a cumulative basis, the mark of 80 million tons of CO2 reinjected into our pre-salt reservoirs, as established in our public commitment. The chart below represents the cumulative reinjection of CO2 over the years. GHG emissions of the value chain As an integrated energy company, we monitor absolute emissions and carbon intensity throughout the value chain of our global energy portfolio. We consider the carbon performance of each product to be relevant, due to the differences in emissions intensity among the various types of crude oils, natural gas streams and electricity from fossil sources. The chart below represents the value chain emissions over the past few years. 2020 2021 2022 2023 2024 2025 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 TARGET 2025 0.53 0.52 0.64 0.84 1.06 1.06 0.14 0.21 0.21 0,13 0.12 0.14 0.46 78 67 67 62 62 59 56 48 46 47 50 527 460 437 412 420 425 421 404 452 400 411 10 12 13 11 14 16 15 17 18 18 22 0,37 0.21 0.01 0.01 0.06 0.15 0.12 0.10 2,9 4,5 7,0 9,8 14,4 21,4 30,1 40,8 53,7 67,9 87,5 80 Non-routine flare Safety flare Routine flare Unclassified Scope 1+2 Scope 3 - Category 10 Scope 3 - Category 11 2 3 4 5 1 SUSTAINABILITY REPORT 2025 117 Since 2022, we have been recognized for leadership (rating A) in the “Supplier Engagement” criterion of the CDP – Supplier Engagement Assessment (SEA). In this fourth cycle, 240 suppliers reported their actions and initiatives on practices associated with climate change, water resources and forest management. To engage suppliers in the CDP Supply Chain 2025 cycle and encourage greater quality in responses, an educational communication strategy, continuous support and technical training were adopted. The objective was to raise the maturity of the climate commitment of the value chain, promote transparency and support the management of environmental risks and impacts. One of the highlights of the last cycle was the high level of engagement of our suppliers in the CDP Supply Chain, exceeding the average response rate in the oil and gas sector. This result demonstrates our progress in strategic sustainability topics in a sector that is historically challenging in emissions and climate risks. The rating demonstrates the improvement of internal processes and an integrated approach to engaging suppliers, strengthening governance and driving more robust environmental practices. Operational Excellence Programs We have procedures for the analysis and inclusion of sustainability requirements in the contracting processes, including market consultation for the evaluation of the respective levels of maturity, aligned with our business plan. In addition to the contractual requirements related to emissions, the topic is also contemplated in our various Operational Excellence Programs: > PEOTRAM (Operational Excellence Program for Air and Maritime Transport): system of annual audits in our air and maritime transport operations, which aims to seek operational excellence in the provision of services of helicopters and maritime support and special vessels. This program is used as a judgment criterion in our contracting processes and, since 2021, the system has been adapted to consider the GHG emissions requirements of the contracted companies. > PEO-SONDAS (Operational Excellence Program for Maritime Drilling Rigs): aims to increase operational and process safety through the management of greater quality of management of the contracted maritime drilling companies, valuing practices of continuous improvement and excellence in management. To achieve such objectives, the program has third-party audits, at the base and at the maritime units of the contractors, to evaluate the management system of the contracted companies regarding human resources; asset management; integration; safety, environment and health; operations; and supplier management. > PEOTER (Excellence Program in Land Operations): seeks to develop suppliers of land operations services in the issues of operational excellence and safety, standardizing and improving the management practices and land operations, considering their characteristics and associated risks, contributing to strengthening the culture of accident prevention, environmental preservation and health promotion. Other atmospheric emissions In addition to GHG emissions, our inventory includes the emissions of atmospheric pollutants: sulfur oxides (SOx), nitrogen oxides (NOx), particulate matter (PM), carbon monoxide (CO) and volatile organic compounds (VOCs). The same methodology applied to the GHG inventory is used for these pollutants, as well as the annual third-party verification process covers all these emissions. In 2025, NOx emissions increased by 6%, mainly due to the greater oil exploration and production activity. CO emissions, on the other hand, increased by 14% in relation to 2024, a result influenced by the operation of CO boilers in some fluid catalytic cracking (FCC) units of refining. This number, however, is still lower than that observed in 2023. SOx emissions are more relevant in the refining segment, which accounted for 73% of the total in 2025. We have monitored this pollutant as an indicator for about 20 years, with alert limits established for each refinery. In 2025, the total SOx emissions of the refining park were about 3.5% above the annual alert limit. Despite this, we reached the lowest value in the historical series for refining and for the company, demonstrating our commitment to continuous improvement and our contribution to the improvement of air quality. In VOC emissions, we recorded an increase of 96% compared to 2024. This variation was mainly due to a methodological update adopted in the period, not necessarily representing an effective increase in emissions. The change consisted in the substitution of the use of standardized emission factors with process simulations, resulting in a more accurate and representative estimate of the actual operating conditions. Therefore, comparability with previous historical series should be analyzed considering this methodological change. CLIMATE RESILIENCE, GHG EMISSIONS AND OTHER GASES 2 3 4 5 1 SUSTAINABILITY REPORT 2025 118 In addition to the inventory, we conduct sampling at chimneys to verify compliance with legal limits. We also monitor air quality in the surroundings of our refining and thermoelectric generation activities, through our own monitoring stations or those operated by local environmental agencies. These data are considered in our operations and in the licensing of new units. Energy consumed In 2025, our energy consumption reflected our commitment to energy efficiency. The survey includes the use of fuels from non-renewable sources and electricity, as illustrated in the figure below. ENERGY BALANCE OF THE PERIOD INTERNAL ENERGY CONSUMPTION 717,294 TJ SALE OF ELECTRICITY 45,378 TJ SALE OF STEAM 1,504 TJ ENERGY CONSUMPTION BALANCE 670,412 TJ Internal consumption in 2025 increased by 5.7% compared to the previous year, reflecting the start-up and ramp-up of new FPSOs (Floating Production, Storage and Offloading units), in line with the company’s expansion of its production capacity. Improving energy efficiency is essential to reducing GHG emissions. Since we have a wide diversity of operations and products, we manage energy performance by analyzing separately the results of energy consumption and production, in addition to emissions intensity indicators. The energy intensity in the refining segment indicates the relationship between the total consumption of primary energy of each refinery and the reference energy consumption, and takes into account the volume of processed load, the quality of the load, the complexity and the severity of the process units. From 2025 onwards, we adopted the Sustainable Energy Index™ (ESI™), an indicator that incorporates the impact of initiatives for the consumption of electricity from renewable energy sources, such as photovoltaic plants under implementation and the Brazilian electrical system, characterized by a high participation of renewable energies. In 2025, the Sustainable Energy Index (IES) of the refining park reached 98.5, practically stable in relation to the previous year, considering that there were impacts from scheduled stoppages and variations in processed load, conjunctural factors that also influenced other energy indicators. The IES performance in 2025 confirms the maintenance of the gains obtained in recent years, sustained by continuous improvements in energy efficiency and the growing adoption of structuring initiatives such as RefTOP and operational optimization projects. These advances have been ensuring greater resilience of the indicator even in challenging operational scenarios. In the E&P segment, we have implemented the Energy and Carbon Dashboard on 39 platforms, allowing real-time monitoring of generation, energy consumption and emissions, as well as identifying opportunities to increase energy efficiency and reduce emissions of the units. Considering our production of oil, gas and oil products for the domestic and foreign market, in 2025 we sold a total equivalent to 6.2 million terajoules (TJ) in energy products10. The use of these products (from liquid oil products to electricity) for transportation and industrial processes is the main factor in energy consumption in our value chain, as well as the emissions associated with the burning of these fuels. 10 The energy consumption of these fuels sold may occur at various points in the chain, such as in the transportation of people and products. We highlight, however, that we have great integration along the segments of the oil and gas industry, thus, the energy consumption in operations controlled by us can be found in the ESG Datasheet. CLIMATE RESILIENCE, GHG EMISSIONS AND OTHER GASES 2 3 4 5 1 SUSTAINABILITY REPORT 2025 119 Products and businesses with lower carbon intensity To contribute to the improvement of air quality and the reduction of GHG emissions, we have launched new, more sustainable fuels. Launch of SAF (Sustainable Aviation Fuel) The coprocessing technologies applied to refining have a high degree of technological maturity, and for most of them, prototype-scale or industrial tests have already been carried out, which confirms their technical feasibility and prepares the way for commercial implementation. Coprocessing is a route that allows anticipating the offer of products with renewable content, in an agile manner and minimizing the need for investments. In the specific case of SAF produced by coprocessing of vegetable oils in hydrotreating units, successful industrial tests were carried out at the Presidente Getúlio Vargas (Repar), Paulínia (Replan), Henrique Lage (Revap), Gabriel Passos (Regap) and Duque de Caxias (Reduc) refineries. In November 2025, the first national commercial production of SAF with International Sustainability and Carbon Certification (ISCC) certification was carried out at Reduc, recognized under the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA), using technical corn oil (TCO – Technical corn oil) as raw material. The volume produced was sold to aviation kerosene distributors that operate at the Galeão International Airport. The anticipation of the SAF supply is a milestone for national aviation and another important step in the leadership of the just energy transition in the country. Bunker with renewable content In January 2025, the Rio Grande Terminal (RS) obtained the ISCC – European Union Renewable Energy Directive (EU RED) certification for the commercialization of VLS B24, our marine fuel with 24% renewable content from biodiesel (FAME). In Brazil, the biodiesel for VLS B24 is obtained from residual raw materials, while in international operations in Singapore, UCOME, a second-generation biofuel derived from the processing of used cooking oil is used. The product meets international sustainability criteria and can be used in conventional marine engines. These initiatives reinforce our pioneering position in the energy transition and have the potential to reduce greenhouse gas emissions in the maritime segment by approximately 20%. Asphalt with renewable content In October 2025, the production of CAP Pro R Asphalt with renewable content was started at Revap. The product has a lower carbon footprint, superior quality, meets national standards and is compatible with existing industrial processes. It promotes greater flexibility in the production of asphalt cement, enabling the increased use of pre‑salt oils for this purpose. Fuels with cellulosic content A pioneering commercial-scale test of coprocessing of bio-oil from non-food biomass pyrolysis with mineral feedstock was carried out at the catalytic cracking unit of the Riograndense Refinery (Rio Grande/RS), with technology developed by the Petrobras Research Center (Cenpes), in February 2025. The operation was successful with a duration of seven days, with coprocessing of up to 5% of slow pyrolysis bio-oil supplied by Vallourec, generating fuels with cellulosic content, with high decarbonization potential. Technological advance represents a milestone for global biorefining, demonstrating the potential to transform agroforestry residues into typical petroleum refining products. 100% renewable fuels In December 2025, together with the Riograndense Refinery (RPR) we carried out a test totally replacing heavy oil gasoil with 100% vegetable oils in its fluid catalytic cracking (FCC) unit, using technology also developed by Cenpes. The objective was to prove the technical and operational feasibility of the production of 100% renewable fuels, using blends of soybean oil and technical corn oil. With the results, RPR plans to start continuous operation in 2026, becoming the first industrial-scale biorefinery in Brazil. Digital LCA (Life Cycle Assessment) Digital LCA is a tool implemented in all our refineries to calculate, in real time, the carbon intensity of products and streams, supporting decarbonization actions, certifications and identification of monetization opportunities. After validation, the data generated support initiatives such as the carbon neutralization of Podium gasoline and product certification. Production of sustainable aviation fuel by HEFA and ATJ routes – Production of SBC (Synthetic Blending Component for SAF production)) Among the technologies approved by the American Society for Testing and Materials (ASTM) for SBC production, the HEFA route (Hydroprocessed Esters and Fatty Acids) stands out for its greater commercial maturity, with several units already implemented globally for SBC and renewable diesel production. We include in our 2026-2030 Business Plan a HEFA plant project, to be implemented at the Presidente Bernardes Refinery (RPBC), associated with studies for the feasibility of the use of alternative and sustainable raw materials, in addition to evaluating the implementation of a second HEFA plant, to be located at the Boaventura Energy Complex. CLIMATE RESILIENCE, GHG EMISSIONS AND OTHER GASES 2 3 4 5 1 SUSTAINABILITY REPORT 2025 120 Another route certified by ASTM for SBC production is the ATJ technology (Alcohol-to-Jet-), from alcohols obtained from renewable sources, such as biomass, abundant in Brazil. This alternative is promising for the reduction of the carbon footprint and the achievement of the global decarbonization goals of the air sector. We are evaluating the implementation of an ATJ plant at Replan and we maintain research and development initiatives to improve the efficiency of the process and reduce production costs, overcoming technical and economic challenges for scale-up. Light vehicles Petrobras Podium Carbon Neutral gasoline, launched in 2023, is the first in the Brazilian market with offset emissions throughout the life cycle. The compensation is carried out through carbon credits generated by forest preservation actions of national biomes. In addition to compensation, the product offers higher octane (102) and the lowest sulfur content in the market (20 mg/kg), improving vehicle performance. We have also launched premium gasoline with a sulfur content of 30 mg/kg (lower than the regulated limit of 50 mg/kg) and an octane rating of 100 (above the limit of 97), contributing to reducing SO2 emissions to the atmosphere. Heavy vehicles After tests carried out on urban bus lines in Curitiba, in 2023 we launched R5 Diesel oil, with 5% renewable content and lower carbon intensity than mineral diesel oil. It is a drop-in product and can be used without the need for any adaptation to engines or logistics infrastructure. Initially commercialized at Repar, it has also been offered by RPBC since 2024. We carried out the life cycle assessment of Repar’s R Diesel oil, which supported international certification (ISCC Plus and ISCC EU RED), obtained in 2023 and recertifications in 2024 and 2025. The certification of RPBC’s Diesel oil (ISCC Plus) was obtained in 2025. Air transport We evaluate and develop technologies for the production of renewable diesel and SAF. Our 2025-29 Business Plan provides for the construction of dedicated biorefining plants for SAF and renewable diesel production at RPBC (capacity of 15 thousand bpd) and at the Boaventura Energy Complex (capacity of 19 thousand bpd), with operations expected to start after 2029. We are also studying a plant at Replan for the production of 10 thousand bpd of SAF via the Alcohol-to-jet (ATJ) route, using ethanol as raw material. These initiatives will allow a more effective contribution to the decarbonization of the air sector, in addition to portfolio diversification. In 2025 we made the first deliveries of SAF, produced by coprocessing at Reduc, and we became the first company to produce, entirely in Brazil, the fuel that receives the ISCC-CORSIA sustainability certification according to the rules of ICAO (International Civil Aviation Organization). In addition, we are developing partnerships to enter ethanol production, with a careful eye on its carbon footprint, which can supply the necessary input for ATJ plants. Marine fuels In 2022, we initiated pioneering tests of bunker refueling with renewable content for the maritime sector. This work continued in 2023, when three field tests were conducted on cabotage routes off the Brazilian coast using marine fuel with lower carbon intensity. The results of the three tests were positive. Additionally, in tests with 24% biodiesel, the potential GHG emission reductions varied between approximately 17% and 20%, compared to 100% mineral bunker, depending on the origin of the biodiesel raw material. Since 2023, we have been selling the VLS B24 product (bunker with 24% biodiesel), certified by ISCC. In 2024, we certified the blend of certified biodiesel with bunker at the Rio Grande terminal (TERIG), and in 2025 we started commercializing VLS B24 with ISCC certification. In 2026 we will supply VLS B24 within the scope of the green corridor between Brazil and Norway. Since 2023 we have also started commercializing marine gasoil with maximum sulfur content of 1,000 mg/kg (Low Sulfur Marine GasOil, LSMGO), at the port of Santos. This content is significantly lower than the regulated limit of 5,000 mg/kg. Premium Fuels In 2026, the Podium Diesel Oil, intended for the segment of SUVs (sport utility vehicles) and pickups for personal use, and the Verana Diesel, aimed at the segment of recreational nautical vessels, will start to have 5% renewable content in their formulations. Both reduce GHG emissions by approximately 3% in relation to mineral diesel oil, and do not require adaptations to engines for their use. Petrochemical industry In 2025, we obtained the ISCC Plus certification for the production of Light Refinery Hydrocarbon (HLR) with renewable content at Recap, ensuring traceability and sustainability of the chain, the result of industrial tests in partnership with Braskem. In February 2025, we conducted a coprocessing test with biomass pyrolysis oil together with the usual feedstock of the catalytic cracking unit of RPR, aiming at advances in biorefining at our refineries. CLIMATE RESILIENCE, GHG EMISSIONS AND OTHER GASES 2 3 4 5 1 SUSTAINABILITY REPORT 2025 121 Asphalt products The CAP PRO line is our most sustainable line of asphalt products. Since 2023, we have started the development of two products to compose this line: > CAP Pro AP 70/85: high-penetration asphalt with rejuvenating capacity, ideal for hot recycling services of damaged asphalt coverings, allowing greater use of recycled content without rejuvenating agents. > CAP Pro W 30/45: asphalt cement that can be machined and applied at temperatures up to 40 ºC lower than usual, generating energy savings, lower GHG and vapor emissions, and better working conditions. In 2025 we launched CAP Pro 50/70 R, an asphalt with renewable content, combining mineral streams with a vegetable origin oil with specific characteristics that give the product properties suitable for paving and industrialization, in addition to great synergy with the refining of national oils. It is foreseen that in 2026 the CAP Pro AP and CAP Pro W will also receive renewable content and be called CAP Pro AP 70/85 R and CAP Pro W 30/45 R, respectively. In partnership with the Federal University of Rio de Janeiro (UFRJ – Coppe), we offer technical monitoring for the application of the CAP Pro line, together with large consumers, including dosage studies of the asphalt mixture, measurements of fumes and GHG emissions at the plants and during application, preparation of the life cycle analysis of the processes, and performance monitoring on the road. Thus, we innovate with partners and public agencies in technologies and paving solutions that reduce the costs in the chain, with environmental gains and high-performance requirements. It is fundamental, in RD&I projects, to ensure the quality of the product throughout all stages of the process, from production at the refineries to its use by our consumers, encompassing the phases of transportation, transfers and storage. We comply with national and international standards on health and safety impacts, and we reinforce with our suppliers the obligation to comply with them. Our products undergo health and safety hazard assessment, with the aim of protecting workers, neighboring communities and the end consumer. The assessments, guidelines and recommendations are presented in the Safety Data Sheets (FDS) and in the Safety Data Sheets (SDS) of the products and inputs commercialized in Brazil and abroad. When we act as suppliers, we make available updated SDSs to users, containing the main health, safety and environment information of these chemical substances. Currently, our Chemical Product Safety Data Sheet System (SFPQ) offers about 300 chemical product safety information sheets of company products and approximately 1.6 thousand input sheets for consultation. Information about our products can be found on the products tab on our website and in the tab on Registration, Evaluation, Authorization and Restriction of Chemicals (REACH) Strategic collaborations and partnerships We maintain national and international partnerships with companies and organizations, to promote actions aimed at improving air and fuel quality, including initiatives structured under the Petrobras Connections for Innovation Program, which seeks to strengthen the innovation ecosystem through cooperation with institutions, companies and startups, and also encompasses its corporate venture capital (CVC) module, Petrobras Innovation Ventures. Petrobras Innovation Ventures: It is the Petrobras Corporate Venture Capital (CVC) program, which seeks to invest in companies with innovative solutions and business models with high growth potential. In 2025, we approved our first CVC fund in Brazil: BRL 500 million, in partnership with the Brazilian Development Bank (BNDES) and the Studies and Projects Financier (Finep), dedicated to the energy transition and decarbonization. The announcement of this fund was recognized by the market, evidenced by the record number of proposals received for fund management. Additionally, the initiative won first place in the Corporate Venture in Brazil Awards 2025, highlighting us as a benchmark in corporate investment in the country. CLIMATE RESILIENCE, GHG EMISSIONS AND OTHER GASES 2 3 4 5 1 SUSTAINABILITY REPORT 2025 122 Development of public policies and participation in associations related to climate change and energy transition The leadership in just energy transition implies in proactive climate advocacy, in compliance with the objectives of the Paris Agreement and the Sustainable Development Goals (SDGs) of Agenda 2030. The Brazilian government is advancing in the definition of public policies for the mitigation and adaptation to climate change, aiming at the transition to a low-carbon economy in a fair and sustainable manner. In this context, we seek to strengthen technical discussions and contribute to the consolidation of legal and regulatory frameworks that enable technologies and businesses that, in turn, contribute to the country’s climate efforts. In this way, we play an important role in supporting and implementing public policies, both directly, through ad-hoc meetings with regulators and policymakers, public forums, technical events, working groups organized by government authorities and public consultations, and indirectly, through the sectoral associations of which we are members, even when the activity of advocacy is not the primary objective of these entities. The eventual political engagement activities of these associations are monitored and reviewed by our governance structure, ensuring that their climate engagement actions are in line with our principles. We defend advocacy climate positions that are aligned with our climate strategy in the external entities in which we participate or are associated. The Executive Management of Integrated Energy Transition Management, linked to the Executive Office of Energy Transition and Sustainability, has an area dedicated to regulatory matters. This area monitors public policies, legal and regulatory frameworks, national standards and guidelines, monitoring bills and infralegal regulations. It works in partnership with the Institutional Relations area with the Executive and Legislative branches, ministries and federal and state regulatory agencies, on topics such as biofuels, natural gas, electricity and low-carbon businesses. We have an internal standard for managing our participation in external entities, which addresses the procedure for the proposal of new participation by the company. This standard establishes that the objective and scope of action of the external entity be aligned with the corporate purpose and/or our strategy, with emphasis on the level of adherence of the entity to our public positions and current commitments in relation to climate change and the SDGs. This emphasis reinforces climate alignment as a necessary condition for new participations in external entities. The maintenance of our participation with the entities is subject to an annual reassessment of participation criteria and a misalignment may result in the non-renewal of our participation in the entity in question. Our main associations and initiatives in the topic of climate change and energy transition are: > Brazilian Petroleum, Gas and Biofuels Institute (IBP) > Oil and Gas Climate Initiative (OGCI) > Oil & Gas Decarbonization Charter (OGDC) > International Association of Oil and Gas Producers (IOGP) > International Sustainability and Carbon Certification (ISCC) > Brazilian Hydrogen Association (ABH2) > Brazilian Association of Thermoelectric Power Generation (ABRAGET) > CCS Brazil Association > Brazilian Wind Energy Association (ABEEólica) > Brazilian Business Council for Sustainable Development (CEBDS) > Global oil and gas association for the advancement of environmental and social performance in the energy transition (Ipieca) > Regional Association of Oil, Gas and Biofuels Companies in Latin America and the Caribbean (ARPEL) For more information on our engagement in public policies, position on climate policy and participation in associations, see the chapter Public Policies, advocacy and financial support and our Climate Change and Energy Transition Supplement CLIMATE RESILIENCE, GHG EMISSIONS AND OTHER GASES 2 3 4 5 1 SUSTAINABILITY REPORT 2025 123 Nature-based solutions and carbon credits We believe that emissions offsets from carbon credits can be used as a complementary tool in our decarbonization trajectory. These credits can be nature-based, leveraging the potential of forests, soil, oceans and seaweed, or obtained through technological solutions. Although we expect to use offset, these initiatives should be thought of as additional contributions to intrinsic mitigation efforts and do not replace the need for the supply of energy with lower carbon intensity to society. Our operating assets are mostly installed in Brazil, and we are responsible for the supply of a large part of the energy consumed in the country. For this reason, we prioritize the acquisition of nature-based credits, whether reforestation credits (ARR) or reduction of emissions from deforestation and forest degradation (REDD+) that contribute to the mitigation of national GHG emissions, of which 40% result from changes in land use and forests (Sirene, 2025, base year 2020). Thus, by including offsets in our strategy we are also contributing to the preservation of Brazilian ecosystems. To this end, we seek high quality and integrity credits to ensure that they are in fact bringing climate, socioeconomic and environmental benefits, leveraging the Brazilian potential in the generation of nature-based credits with high competitiveness. Since 2023, we have invested in the voluntary market for the offsetting of emissions from Petrobras Podium Carbon Neutral gasoline. In 2025, we acquired 1.2 million credits from the Brazilian Amazon APD Grouped project11, of which 455 thousand were retired for the offsetting of Podium Gasoline. The credits are from the 2022 vintage and certified according to the Verified Carbon Standard (VCS) of Verra, the largest certifier in the voluntary carbon market in the world and have certification for the criteria of Adaptation to Climate Change, Biodiversity and Community according to the Climate, Community & Biodiversity (CCB) standard. In March 2025, we launched ProFloresta+ with the objective of acquiring carbon credits from ecological forest restoration projects in private areas or in public areas under forest concession inserted in the Amazon biome. ProFloresta+ is a joint initiative between us and BNDES that aims to purchase carbon credits from the structuring of ecological restoration projects for the generation of high-quality and integrity carbon credits. The program aims to meet our emission reduction commitments while contributing to increasing vegetation cover with native species, strengthening the technical and management structure of the production chain of the forest restoration sector and the carbon credit market in Brazil. The objective of the initiative is the purchase of credits, promoting the restoration of up to 50 thousand hectares of degraded areas in the Amazon with the generation of around 15 million carbon credits. 11 For more information, access <https://brcarbon.com.br/en/brazilian-amazon-grouped-project/>. CLIMATE RESILIENCE, GHG EMISSIONS AND OTHER GASES 2 3 4 5 1 SUSTAINABILITY REPORT 2025 124 These initiatives also worked to strengthen the management of around 34 million hectares of protected areas12, with actions such as monitoring of fires, biodiversity and sustainable management with income generation through products of sociobiodiversity in indigenous lands and quilombola territories. These initiatives also work in the monitoring of endangered terrestrial species. More information on our voluntary investments in forests can be found in the chapters of Biodiversity and Local and Traditional Communities, and in our Human Rights and Corporate Citizenship Supplement 12 Value referring to the area covered by the set of projects in force in 2025. The profile of the projects and type of action affect this value and reflect the composition of the portfolio, whose dynamics may lead to annual variations. Social and environmental investment in forests Our voluntary investment in forests integrates our social and environmental responsibility strategy and reflects our policy commitment to biodiversity conservation, ecosystem restoration and the generation of environmental and social benefits in the territories where we operate and, more broadly, for society. In 2025, through the Petrobras Social and Environmental Program and complementary nature-based solutions initiatives, we voluntarily invested around BRL 90 million in projects aimed at forest recovery and conservation in all Brazilian biomes. Carried out by civil society organizations, with the active participation of communities and our follow-up throughout their implementation cycle, these initiatives contribute to the maintenance of essential ecosystem services, the connectivity of landscapes, the strengthening of local capacities and the reduction of pressures on natural areas, in line with national and global biodiversity goals. These projects have already worked in the recovery or direct conservation of about 579 thousand hectares of forests and natural areas in all Brazilian biomes (of which around five thousand hectares covered in recovery actions and 574 thousand hectares of areas conserved directly). It is estimated that the projects have contributed so far to avoiding around 2.7 million tCO2. CLIMATE RESILIENCE, GHG EMISSIONS AND OTHER GASES 2 3 4 5 1 SUSTAINABILITY REPORT 2025 125 4 PROTECTING THE ENVIRONMENT BIODIVERSITY 126 WATER AND EFFLUENTS 142 WASTE MANAGEMENT AND SUSTAINABLE DECOMMISSIONING 148 PROCESS ACCIDENT PREVENTION AND MANAGEMENT 158 2 3 4 5 1 SUSTAINABILITY REPORT 2025 126 BIODIVERSITY GRI 11.4.1, 11.4.2, 11.4.3, 11.4.4, 11.4.5 The global recognition of the relevance of the topic of biodiversity is reinforced by the World Economic Forum’s Global Risks Report 2026, which highlights the loss of biodiversity and the collapse of ecosystems as the second largest risk for the next decade, behind only extreme weather events. The material topic refers to the management of risks and impacts to biodiversity, with a focus on avoiding and minimizing negative effects such as changes in air, soil and water quality, in addition to the loss of fauna and flora species. When the total elimination of impacts is not possible, we work on the recovery and/or compensation of residual impacts, following the mitigation hierarchy throughout the life cycle of projects. It includes environmental protection and restoration programs and projects that contribute to the conservation and improvement of biodiversity and ecosystem services, especially in areas of high biodiversity value in terrestrial and, mainly, oceanic environments, given the intensity of our activities in this biome. It also includes positive impacts arising from the production of environmental data generated by environmental monitoring programs. It also considers environmental management at new production frontiers located in ecologically sensitive environments and the increase or favoring of the dispersal of exotic and invasive species through fouling in aquatic environment. In this context, we adopt biodiversity requirements aligned with national and international trends meeting the expectations of stakeholders such as peers, investors, communities and third-sector organizations. Robust biodiversity management is essential for the sustainability of the business, especially because our operations are concentrated in Brazil, where there are many protected areas and endemic and threatened species in different biomes, with relevant interfaces between our facilities and these biodiversity aspects. In 2025, we invested almost one billion reais in projects related to biodiversity and ecosystem services, only within the scope of research, development and innovation (RD&I) projects, environmental characterization and monitoring studies of Exploration & Production (E&P) activities, projects of the Petrobras Social and Environmental Program and complementary voluntary initiatives. In the context of RD&I, there were 40 projects with an investment of about BRL 215.15 million that generate strategic scientific knowledge and technological solutions for the management of biodiversity and ecosystem services. The projects cover topics such as characterization, monitoring, prevention mitigation of impacts, measurement of biodiversity gains, conservation ecology, socioeconomic development and nature-based solutions. Within the scope of E&P activities, we invested BRL 610 million in more than 90 environmental characterization and monitoring programs and projects, dedicated to the assessment of the marine environment health with diverse methodological approaches, involving different fauna groups (cetaceans, birds, turtles, among others) and other environmental components. Between 2026-2030, our investments in voluntary social and environmental projects should add up to about BRL 1.5 billion in projects aimed at the themes of Ocean, Forests, Education and Sustainable Economic Development, within the scope of the Petrobras Social and Environmental Program and complementary initiatives with partners. In addition, the initiatives developed to achieve the public commitments in biodiversity and other projects conducted, within the scope of environmental licensing, complement these efforts, often exceeding legal requirements and leading to the recovery of degraded areas, biodiversity protection and the promotion of ecological gains. PROTECTING THE ENVIRONMENT 2 3 4 5 1 SUSTAINABILITY REPORT 2025 127 Biodiversity gains Within the scope of the 2050 Strategic Plan and the 2026-2030 Business Plan, approved by the Board of Directors, we maintained as one of our ESG (Environmental, Social and Governance) drivers the commitment to “Promote actions of conservation, restoration and biodiversity gains seeking positive net impact in the regions in which we operate”. In this sense, we reaffirm our goal of achieving biodiversity gains by 2030, with a focus on forests and oceans, as shown on the right. We ended 2025 reaching the goal of having 100% of our facilities with Biodiversity Action Plans (BAP), encompassing 74 units inserted in their respective study areas totaling 142,073.87 hectares. The plans cover terrestrial facilities – such as refineries, thermoelectric plants, gas processing units, pipelines and logistics terminals – as well as units in offshore environments, having been prepared for all our operating units where potential or effective impacts on biodiversity were identified, in accordance with our standard Manage Biodiversity Risks and Impacts of Petrobras. Therefore, the scope of this work from production operations in sedimentary basins to the processing, logistics and transportation of products (downstream activities). The study areas delimited for the development of the BAPs in offshore environments cover even the geographical areas over the Brazilian marine sedimentary basins where operations with partners are located through joint ventures and consortia. BAPs function as instruments to identify risks, guide conservation actions and define measurable goals for biodiversity protection and recovery. To implement this commitment in a broad and diversified portfolio of facilities distributed across all Brazilian biomes, we developed our own structured and replicable methodology, which ensures technical consistency and alignment with national and international standards, especially the document BIODIVERSITY 100% of Petrobras facilities with biodiversity action plans by 2025 by 2025 by 2030 Net gain in vegetated areas Biodiversity efforts by 2030 2021 2030 100% BAPs >0 +30% 73 species 228 thousand hectares 33 MM hectares 56 species 175 thousand hectares 25 MM hectares Net positive impact on vegetated areas by 2030 +30% increase in biodiversity conservation Promote biodiversity conservation and recovery actions by 2030 Protection of endangered fauna Biome recovery and conservation Management of environmental protection areas Expansion of resources for socio-environmental investments in Oceans and Forests Action across all Brazilian biomes and a holistic approach with biodiversity integration into all environmental projects +30% INCREASE IN BIODIVERSITY CONSERVATION THROUGH SOCIOENVIRONMENTAL INVESTMENT BY 2030 ACHIEVE BIODIVERSITY GAINS BY 2030, WITH A FOCUS ON FORESTS AND OCEANS 2 3 4 5 1 SUSTAINABILITY REPORT 2025 128 “A guide to developing Biodiversity Action Plans for the oil and gas and alternative energy sector”, prepared by the International Petroleum Industry Environmental Conservation Association (Ipieca) and the International Association of Oil & Gas Producers (IOGP). This methodology covers a detailed analysis of the operations and their potential environmental impacts, risks involved, mapping of protected areas, critical habitats and priority species. It integrates environmental data from field surveys and public databases, allowing a comprehensive understanding of the ecological context of each unit and its adjacent areas at a minimum distance of five kilometers. From this diagnosis, conservation actions are defined aligned with the mitigation hierarchy, with clear goals and performance indicators. In addition to guiding practical conservation actions, the BAPs feature an integrated database and a monitoring dashboard to follow up on the implementation of the actions. These resources strengthen transparency, support decision-making and allow tracking the evolution of the goals in real time. The documents are dynamic and undergo periodic reviews, ensuring adaptation to operational changes and new environmental challenges. The expectation is that the implementation of the BAPs will strengthen our environmental management, increase the engagement of operating teams with the topic of biodiversity and generate value for the business, contributing effectively to the conservation of species, habitats and ecosystem services. Information on the units with the Biodiversity Action Plan can be found in the ESG Datasheet With the commitment to achieve net gain in vegetated areas by 2030, we express our commitment to the reduction and reversal of the loss of native vegetation cover in the biomes in which we operate. More than pursuing the goal of zero net deforestation, we seek to promote the regeneration of forests and other native formations at a level higher than the eventual vegetation suppression necessary for our activities. To enable this commitment, we have structured two complementary lines of action. The first is aimed at the survey, consolidation and management of data related to vegetated areas. The second contemplates the methodological development for the measurement of biodiversity gains, strengthening the transparency and consistency of the reported results. Within the scope of the first line, we developed a corporate tool capable of calculating and presenting the net revegetation balance associated with our projects. A geospatialized database was implemented, integrated with a monitoring dashboard, which consolidates all areas to be recovered, under recovery and already recovered, both by our own initiatives and by voluntarily supported projects. This tool, called “Vegetation Net Balance Dashboard”, consolidates the information provided by all operating units and by those responsible for the supported projects. Its continuous update allows monitoring, in a systematic manner, the recovery efforts under our responsibility and monitoring the evolution of the net balance of vegetated areas. The database associated with the dashboard will be subject to thirdparty assurance, with the objective of identifying and correcting any inconsistencies and validating the results before their external disclosure. To this end, we have already hired a specialized company, reinforcing our commitment to the credibility, transparency and integrity of the reported information. BIODIVERSITY 2 3 4 5 1 SUSTAINABILITY REPORT 2025 129 The second line of work consists in the conduction of studies related to net biodiversity balance assessments. We conducted pilot net biodiversity impact assessments at six terrestrial units. This work used a metric adapted from The Statutory Biodiversity Metric method, prepared by the Department for Environment, Food & Rural Affairs (DEFRA) of the United Kingdom, continuing the actions initiated in 2024. The objective was to adjust the criteria to the context of Brazilian ecosystems and test the application of the adapted methodology in our terrestrial units. In parallel, a cooperation between the Petrobras Research Center (Cenpes) and the International Institute for Sustainability (IIS), initiated at the end of 2024, gave rise to the project: Adaptation of Metrics for the Assessment of Net Biodiversity Impact in Terrestrial Environments. The initiative seeks to identify and adapt international reference metrics to measure and quantify the impacts of our activities on biodiversity in terrestrial, coastal and continental aquatic ecosystems before and after interventions for the implementation of assets. This methodology will allow evaluation of the gains obtained with the compensation projects, influencing the adoption of good practices throughout the oil and gas sector. In the current phase of the project, the inputs necessary for the definition of the metrics were collected and analyzed, which have already been selected and will be adapted to the Brazilian context. The data to be used in the pilot applications were also evaluated. The next steps include the conclusion of the adaptations, the conduction of tests in pilot applications and subsequent improvement of the methodology. Additionally, the project: Net Biodiversity Impact Assessment in Marine Environments is under development, which aims to create and test a method capable of measuring biodiversity losses and gains in marine environments, as well as compensation alternatives. The proposal prioritizes ecosystems with greater interface with oil and gas industry activities, enabling companies in the sector to assess their impacts in offshore areas and adopt the most appropriate compensatory measures, when necessary. The project is the result of a partnership between Petrobras, the Federal University of Rio de Janeiro (UFRJ) and the Advanced Production Management Systems Laboratory of UFRJ. Currently, Brazilian references for the adaptation of the selected method are being defined, the indicators and environmental parameters that will compose the methodology, in addition to the assessment of the environmental data of the assets where the case studies will be carried out. In 2025, we also advanced in the characterization and assessment of ecosystem services, with pilot applications in all our terrestrial and coastal units. The methodology adopted is based on an integrated approach, considering the study areas defined in the Biodiversity Plans and aligned with established international references. The objective was to estimate the availability and potential use of multiple ecosystem services associated with biodiversity, considering the local and regional contexts of each unit. The method combined data on land use and cover, habitat quality and anthropic features as classes of ecosystem services recognized in the literature. The results were organized in specific maps and aggregated by service categories (provisioning, regulating and cultural), allowing comparative analyses, identification of priority areas and inputs to impact management and corporate decision-making. The set of these actions encompasses relevant inputs for our implementation of the LEAP methodology (Locate the interactions with nature, Estimate impacts and dependencies, Assess risks and opportunities and Prepare the response and report) which was developed within the scope of the Taskforce on Nature-related Financial Disclosures (TNFD), an important international guideline for companies to assess and manage risks and opportunities related to biodiversity. BIODIVERSITY In line with two of the 23 goals of the Kunming-Montreal Global Biodiversity Framework, established by the Convention on Biological Diversity in 2022, we have committed to expanding our biodiversity conservation efforts by 30%. This commitment considers both the expansion of the number of fauna species threatened with extinction encompassed by social and environmental projects we support, and the expansion of the size of areas recovered and conserved with our support. To achieve this objective, new social and environmental projects were integrated into the portfolio through a public selection process and, in 2025, started to develop actions aimed at threatened species not yet covered by the Petrobras Social and Environmental Program, as well as consistently expanding the scope and scale of forest recovery and conservation actions. To this were added new investment models in nature-based solutions, such as the match fundings carried out in partnership with the Brazilian Development Bank (BNDES) in the Floresta Viva and Restaura Amazônia initiatives. The evolution of social and environmental investments consolidated a new level of our action in the biodiversity agenda, allowing the achievement of the established commitments and reinforcing the relevance of maintaining and expanding these efforts over the coming years. 2 3 4 5 1 SUSTAINABILITY REPORT 2025 130 To monitor national and international trends and share experiences in biodiversity, we participate in external forums, such as: > Thematic Chamber of Biodiversity and Biotechnology (CTBio) of CEBDS; > Biodiversity Network of the National Confederation of Industry (CNI); > Biodiversity and Ecosystem Services Working Group (BESWG) of Ipieca; > Working Group on Biodiversity of the International Chamber of Commerce (ICC); > Working Group on Sustainable Development Goals of Ipieca; > Bioeconomy Task Force of CEBDS; > LIFE Coalition of Business and Biodiversity. Our biodiversity management is continuously improved and integrated into a georeferenced system that consolidates data and information from all facilities. Updated annually, this system supports the Annual Biodiversity Report, gathering corporate biodiversity actions and indicators. Among the standards and norms that guide our processes, the corporate standard “Manage Biodiversity Risks and Impacts” establishes, as a requirement, the application of the mitigation hierarchy: avoid and minimize impacts and, when this is not possible, recover or compensate the significant residual impacts. In the following table, we highlight initiatives and projects that evidence the application of this process and, also, the additional Regenerate and Transform stages. BIODIVERSITY In line with our ESG Commitment, we continue to advance in meeting the three goals of the Brazilian Business Commitment to Biodiversity, of the Brazilian Business Council for Sustainable Development (CEBDS), to which we adhere: > Apply the mitigation hierarchy throughout the life cycle of projects; > Develop and encourage studies, research, technologies and innovations that contribute to the conservation of biodiversity and ecosystem services; > Know the biodiversity of the areas in which we operate and, whenever possible, monitor and measure impacts and dependencies. Since 2023, the actions provided for in the ESG Commitment in Biodiversity have been integrated into the Commitment to Life Program, which brings together our most relevant initiatives in Health, Safety and Environment (HSE). The monitoring of these actions takes place at different organizational levels and culminates in the assessment of the Executive Board and the Board of Directors’ HSE Committee. Our management of biodiversity-related risks and impacts has a wellestablished governance that permeates all hierarchical levels. To this end, we established the Thematic Forum on Biodiversity, composed of specialists and linked to the Environment Commission of our governance. We have a process of continuous monitoring of national and international trends, research and development actions - both voluntary and linked to environmental licensing -, partnerships with stakeholders, in addition to training activities and dissemination of biodiversity information for the workforce. 2 3 4 5 1 BIODIVERSITY SUSTAINABILITY REPORT 2025 131 Recover Started in 2018, with maintenance scheduled until 2029, the Forest Replacement Project – União Biological Reserve aims to restore 18.55 hectares of Lowland Dense Ombrophilous Forest, in the area of this Reserve, in Rio das Ostras (RJ). The initiative meets the conditions of the environmental licensing of the Cabiúnas Route Pipeline (Route 2), which connects the pre-salt fields of the Santos Basin to the Cabiúnas Terminal, in Macaé (RJ). 14,900 seedlings belonging to 62 native arboreal species of the Atlantic Forest have already been planted and are still being monitored, including endangered species, such as the Bahia rosewood (Dalbergia nigra), the pink jequitibá (Cariniana legalis) and the juçara (Euterpe edulis). In addition, the project also provides for the eradication of individuals of Eucalyptus sp., an exotic species previously cultivated in the area, through the girdling technique. The project contributes to the recomposition of forest cover, expands the connectivity between fragments and favors the recovery of ecosystem services in an area of occurrence of the golden lion tamarin (Leontopithecus rosalia), an endemic and endangered species, reinforcing the commitment to biodiversity conservation. Mitigate As part of the requirements of environmental licensing by the Brazilian Institute of Environment and Renewable Natural Resources (Ibama), through contracted companies for the acquisition of data geophysical, we have implemented the Marine Biota Monitoring Project in the seismic activities we conduct. The project follows the guidelines of the Marine Biota Monitoring Guide in Maritime Seismic Surveys (Ibama, 2018) and aims to record the occurrence and behavior of mammals (dolphins, whales and others) and chelonians (turtles) marine, in order to mitigate the impacts of the seismic activities on these groups. During the daytime period, when there is good visibility conditions, on-board observers monitor the presence of these animals. When an animal is detected within a 1,000-meter radius of the seismic sources (compressed-air cannons that emit sound waves), the operations are interrupted. The resumption only takes place after 30 minutes without a new sighting, called the soft start period, followed by the gradual increase in the power of the source until reaching the maximum power. A preliminary analysis of the data generated, since 2021, in the fields Sapinhoa, Tupi-Iracema, Itapu, Aram, Iara and Buzios, in the Santos Basin indicated that in more than 15 thousand hours of observation, 7,079 animals were recorded, with predominance of oceanic and coastaloceanic species. The months of June and July concentrate the largest number of sightings. The humpback whales (Megaptera novaeangliae) were the species most observed, due to the seasonal migrations of these animals, from polar or subpolar waters to warmer waters to reproduce, between June and November. The largest number of individuals sighted was of odontocetes (toothed cetaceans), with the highest incidence in the months of November, December and May, although it occurs throughout the year, highlighting the pantropical spotted dolphins (Stenella attenuata). Among the Chelonians, only 29 individuals were recorded, with the leatherback turtle (Dermochelys coriacea) being the most observed species. More information here Avoid Throughout decades of environmentally responsible action in the Amazon region, we have applied measures to prevent vegetation suppression at the Amazonas Business Unit, located in the oil province of Urucu (AM). Additionally, we have a permanent program of vegetation restoration in demobilized areas, in which more than 1.4 million seedlings have already been planted. The total of areas in which there was vegetation suppression represents only 2.26% of the total area of the concessions, and the carbon storage is estimated at 9.14 million t/C in the vegetation and at 3.42 million t/C in the soil. In the areas that suffered some degree of anthropization, the carbon loss estimate was only 0.21 million t/C and 0.08 million t/C, respectively, in vegetation and soil. For more than ten years, we have maintained the Operational Center for Environmental Analysis of Marine Images, responsible for supporting the identification, characterization and monitoring of sensitive marine ecosystems in our areas of operation. Among the main mapped ecosystems, the deep-water corals and the calcareous algae banks stand out, considered vulnerable by the International Union for Conservation of Nature (IUCN) due to the low resilience and the long periods necessary for recovery after impacts. From the analysis of georeferenced images obtained by remotely operated vehicles, the center prepares mappings of the seabed that mitigate impacts on these sensitive environments, in addition to supporting environmental feasibility analyses of projects and enabling preventive measures associated with subsea operations. INITIATIVES AND PROJECTS IN THE DIFFERENT PHASES OF THE MITIGATION HIERARCHY 2 3 4 5 1 BIODIVERSITY SUSTAINABILITY REPORT 2025 132 Transform In the Petrobras 2026-2030 Business Plan, we present our strategy for a just energy transition. In this sense, investments will be made in decarbonization of operating emissions (USD 4.3 billion); diversification to supply sustainable products in low-carbon energies (USD 3.1 billion) and bioproducts (USD 4.8 billion); RD&I in low carbon (USD 1.2 billion) In 2025, we expanded social and environmental investments to scale up forest restoration through the partnership with BNDES in the Floresta Viva and Restaura Amazônia initiatives, where the joint investment of BRL 218 million is foreseen over seven years. In addition, we consolidated the Petrobras Bioeconomy Fund, our first impact fund, in a reimbursable investment model that preserves capital and allows reinvesting returns, having allocated, in 2025, around BRL 112 million to initiatives such as sustainable extractivism, agroforestry systems, productive restoration and bio-inputs. Another relevant front is the Petrobras Social and Environmental Program, through which voluntary social and environmental investments have been made continuously for more than 40 years. In certain contexts, these investments induce structural changes, such as the formation of collaborative networks among projects – such as the Marine Biodiversity Conservation Network (Biomar) e Guanabara Waters Conservation Network (Redagua). These networks act with strategic planning and definition of joint indicators, expanding the reach and effectiveness of the actions. Evidence shows that continuous support can increase up to 20% the environmental awareness of the public involved (https:// portal.unifesp.br/destaques/educacao-oceanica-consciencia-ambiental). In addition, local institutional strengthening and the production of applied knowledge contribute to public policies and to the scalability of the initiatives, aligned with global nature-positive goals. Impact measurement, based on methodologies such as SROI and cost-benefit analysis, indicates that each BRL 1 invested in the Program’s projects generates, on average, BRL 4.9 in social and environmental benefits. Regenerate In 2025, we strengthened our portfolio of social and environmental projects within the scope of the Petrobras Social and Environmental Program, with support for 62 initiatives present in all Brazilian biomes. We also expanded our nature-based solutions fronts with the launch of an unprecedented public call with a focus on adaptation and climate resilience in cities. In the regeneration dimension, the actions foreseen in these supported initiatives intend to recover the ecological and socioeconomic functionality of strategic territories, combining nature-based solutions, social technologies, strengthening of local governance and income generation associated with socio-biodiversity. In the Forests line of action of the Petrobras Social and Environmental Program, an example is the Raízes do Purus Project, supported by us since 2013. The initiative contributes to the regeneration of Amazon biodiversity through the sustainable management of native species and the restoration of productive landscapes in territories of peoples such as paumari, deni, apurinã, banawa, jamamadi and kanamari. The management of pirarucu (Arapaima gigas) by the communities contributed to the recovery of natural stocks, with a population increase of more than 600%, restoring the ecological balance of the managed aquatic environments. Due to the establishment and implementation of this pirarucu management protocol, the project won the Banco do Brasil Foundation Social Technology Award, in the “Certified Social Technologies” category. In addition, the initiative promotes the sustainable management of resources such as Brazil nut, açaí and copaíba oil, generating income and strengthening social cohesion. The production of these resources has already amounted to more than 184 thousand kg, generating around BRL 700 thousand in revenue. In the Ocean line of action of said Program, the Mares Project, supported since 2023, promotes the regeneration of coral reefs in the Environmental Protection Area of the Bay of All Saints (BA), at the same time as it strengthens local capacities for marine conservation. 1.5 km² of coral reefs were restored, with 1,620 native coral nurseries and 31nursery tables, with the direct participation of young people from the communities of Itaparica Island, trained to act in the rescue, cultivation and monitoring of colonies of Millepora alcicornis. Throughout 90 field outings, these young people acted as local conservation agents, contributing to the recovery of the reef structure and to monitoring the health of the ecosystem, including in thermal stress events. In 2025, a new cycle of the project foresees the transplantation of 4,000 fragments of the species to the restoration sites and continuous monitoring, using the international Reef Check protocol. Compensate The Reforestation Project at the Jataí Ecological Station, in São Paulo, integrates a broad effort to offset the CO₂ emissions generated by the long-duration test in the Tupi area, in the Pre-Salt Cluster of the Santos Basin. The initiative provides for the reforestation of 392 hectares of native cerrado vegetation, in addition to the recovery of another 50 hectares through the control of invasive species. The project has already achieved significant results with the conclusion of the first planting cycle in Portions 1 (136 hectares), Portion 2 (139 hectares), and Portion 3 (176 hectares), totaling more than 300 thousand seedlings planted. Biodiversity shows clear signs of recovery with an average richness of 83 different species. The average rate of soil cover with native vegetation reached 57.8%, demonstrating significant progress in the restoration of the area. In addition, the average density of 1,658 regenerating individuals per hectare is considered adequate according to current environmental standards. Currently, this is the largest forest restoration initiative in Conservation Units in the state of São Paulo. The project employs advanced restoration techniques, including the use of hydrogel for water retention and a rigorous monitoring system based on sampling plots of 25m x 4m, which have presented satisfactory coverage. This project not only offsets CO2 emissions but also serves as a model for future large-scale ecological restoration initiatives. 2 3 4 5 1 SUSTAINABILITY REPORT 2025 133 It is also worth mentioning that in 2025, we participated in COP 30 (30th Conference of the Parties to the United Nations Framework Convention on Climate Change), held in Belém, in Brazil, between November 10 and 21, where we disclosed the updated version of our digital publication on biodiversity, available at here. During COP30, we promoted and actively participated in technical and institutional panels, with specialists and executives of the company on topics such as climate change, decarbonization of operations, energy transition, decarbonization of transport, nature-based solutions (NBS), bioeconomy, environment and social and environmental responsibility. In total, our delegation: > Participated in six panels under the International Cooperation Agreement, having coordinated four of them in the Blue Zone and the Green Zone; > Participated in the high-level panel of the Oil and Gas industry, opening event of the Energy Day, promoted by the COP30 Presidency; > Acted as panelist in more than 20 panels organized by partner institutions, in the Blue and Green Zones. Among the highlights are panels such as “Decarbonization of O&G Operations: Main Results and Perspectives”, “Energy Transition and Transports”, “PróFloresta+”, “Ocean Culture”, “Bioeconomy as a path of ecological transition” and “Knowledge and Innovation for the Oceans of the Future”, with the presence of representatives of international organizations, the Brazilian government, financial institutions, academia and civil society. In addition to direct participation, the company was present through the partners of the social and environmental projects, who were panelists in more than 20 panels organized by partner institutions, in the Blue and Green Zones. Information on the Biodiversity Supplement and the digital publication We and Biodiversity can be found in the biodiversity tab on our website In 2025, in the context of our RD&I projects, we expanded partnerships with companies and with science and technology institutions, including universities of the North and Northeast, for ecological and socioeconomic studies and for the development of technologies that improve the monitoring and response to environmental impacts on the Equatorial Margin. Seeking to expand our capacity to mitigate impacts at sea, we conducted laboratory experiments of underwater chemical and mechanical dispersion, attested the potential of hyperspectral sensors to increase the effectiveness of detection of small leaks and implemented AURORA, an automated oil slick monitoring system, through artificial intelligence. We also advanced in the development of a microorganism-based bioproduct capable of degrading oil and improving coral health, having started in 2025 the trials for production scale-up, in partnership with universities and a national biotechnology company. In addition, we conducted studies on the acoustic sensitivity of cetaceans (whales, dolphins and porpoises) aiming at increasing the sustainability of seismic data acquisition activities. We also maintained partnerships for the characterization of deep-water corals, including the definition of biological markers applicable to the monitoring of formations and recovery of these corals. Our portfolio also includes analyses on the possible impacts of the decommissioning of marine facilities, seeking both the minimization of biodiversity losses and the maximization of gains with ecosystem services associated with these facilities. With regard to the control of invasive species, we contributed to the development of an environmentally safe solution for the control of the sun-coral, as well as we generated knowledge that may support future prevention strategies or new control approaches. BIODIVERSITY In the terrestrial environment, we made available for corporate use, software intended for the selection of remediation technologies. We validated in the field a tool for monitoring the biodegradation of contaminants – an ecosystem service intrinsic to soils – which we have sought to optimize through the planting of plant species (phytoremediation). We published a methodology based on trajectory analysis functional to guide tropical forest restoration projects and we initiated studies to develop techniques for coastal vegetation recomposition, including mangroves and restingas. To increase the capacity to detect and monitor biodiversity elements, we initiated the planning of a project for the assessment of bio-acoustic monitoring techniques in terrestrial and aquatic environments with the objective of identifying species and evaluating their interactions with E&P activities. We also signed a partnership to study the dynamics of environmental DNA in marine ecosystems, in order to generate a robust database with information on species from various regions of Brazil. In 2025, we initiated Carbon Countdown, the largest project ever conceived to measure, in a standardized manner and on a national scale, carbon stocks in soils and vegetation in Brazil, including in coastal regions. With an investment of BRL 100 million, the initiative will create a public scientific base that will support the carbon market in all Brazilian biomes. Learn more about the Carbon Countdown 2 3 4 5 1 SUSTAINABILITY REPORT 2025 134 In addition to projects, studies and management tools, we are recognized for supporting voluntary habitat and species conservation initiatives, in alignment with public biodiversity policies. Many of the projects supported through the Petrobras Social and Environmental Program and the complementary nature-based solutions initiatives directly contribute to reversing biodiversity loss by strengthening the National Action Plans for the Conservation of Endangered Species (PANs) – official public policy instruments for the planning and prioritization of actions for biodiversity conservation. This support takes place through the preparation, execution of strategic actions or through support to the Chico Mendes Institute for Biodiversity Conservation (ICMBio) in the executive coordination of these plans. In 2025, 40 supported social and environmental projects carried out actions that contributed to 31 of the 41 PANs in execution in the country. Among the highlights is the Albatroz Project, which works in the conservation of endangered seabirds and has received support from the Petrobras Social and Environmental Program since 2006. The project collaborates with the National Center for Research and Conservation of Wild Birds (CEMAVE/ ICMBio) in the executive coordination of the National Action Plan for the Conservation of Albatrosses and Petrels, strengthening the technical and scientific bases for the implementation of the plan, and expanding the capacity to execute actions and public policies. The protection of these highly endangered species is essential for the health of marine ecosystems and for the fulfillment of the country’s environmental commitments. Another example is the Mangroves Public Call, of the Floresta Viva initiative, which supports several ecological restoration projects in mangroves of the Brazilian coast, in priority areas defined in the PAN Mangroves – ICMBio. The initiative provides for the recovery of 1,700 hectares of mangroves and restingas in the North, Northeast, Southeast and South regions, ecosystems of high ecological, social and economic relevance. The projects have partnerships with about 30 institutions and are in progress in 13 Conservation Units and 5 Indigenous Lands, including the implementation of 11 nurseries and the formation of seed collector groups. To disseminate information and awareness on biodiversity among our workforce, we structured the knowledge trail on biodiversity and degraded areas. The trail brings together specific courses on critical topics and works as a training itinerary, helping each employee to direct their learning according to their interests. The following table presents some of the courses carried out, including those of the knowledge trail on biodiversity and degraded areas, in addition to other training related to the topic. In total, 9,407 workers from our workforce participated in these training sessions. BIODIVERSITY COURSES TAKEN BY WORKERS IN 2025 Title of the Entity Total Continuing Course of the Workers’ Environmental Education Project (PEAT) 6,158 Remote – Workers’ Environmental Education Project (PEAT) – Basic course 932 Workers’ Environmental Education Project – PEAT-WELLS (cycle 2025 – Subsequent Module) 642 Workers’ Environmental Education Project – PEAT-WELLS (cycle 2025 – Environmental Dialogue 1) 616 Workers’ Environmental Education Project – PEAT-WELLS (cycle 2025 – Environmental Dialogue 2) 433 Project for Monitoring Impacts of Platforms and Vessels on Avifauna – PMAVE 174 Workers’ Environmental Education Project – PEAT – continuing course 79 VII Technical Biodiversity Meeting 77 Workers’ Environmental Education Project (PEAT) – Decommissioning 66 Technical Meeting: Cetacean Responses to Seismic Survey and technological advances in research in Brazil 37 Workshop on critical analysis of the Biodiversity Action Plans 30 Prior consultation of the SIRIUS project: Dissemination of learnings and experiences 26 Environmental Licensing 25 Others 112 9,407 BIODIVERSITY 2 3 4 5 1 SUSTAINABILITY REPORT 2025 135 Protected Areas The spatial distribution and the diversity of our operations generate frequent interface with areas relevant to biodiversity, especially because we operate, mostly, in Brazil, a megadiverse country with many protected and sensitive areas. In 2025, we supported 208 protected areas, meeting licensing conditions provided for in the Law of the National System of Nature Conservation Units (SNUC), through contributions to the ICMBio Environmental Compensation Fund. The amount allocated to these conservation units was BRL 493 million. The identification of critical habitats guides risk and impact prevention and mitigation actions and allows the assessment of partnership opportunities. This identification was made through the cross-referencing of the location of our facilities with critical habitats outlined from an adaptation of the definition of this concept proposed by the International Finance Corporation (IFC) in its Performance Standard 6 (Biodiversity Conservation and Sustainable Management of Living Natural Resources), in alignment with the biodiversity requirements of the Global Reporting Initiative (GRI-101 Biodiversity). Among the criteria used for the establishment of critical habitats are protected areas and habitats of high ecological integrity. The habitats considered critical in the study areas of the units were spatialized and compose our database. With the aim of expanding our biodiversity database to assess risks, prioritize actions and meet disclosure requirements, we joined the Integrated Biodiversity Assessment Tool (IBAT) platform. This tool provides the World Database on Protected and Conserved Areas (WDPCA), the World Database on Key Biodiversity Areas (WDKBA) and the IUCN Red List of Threatened Species. BIODIVERSITY BELÉM MANAUS RECIFE SALVADOR BRASÍLIA PORTO ALEGRE FORTALEZA SÃO PAULO RIO DE JANEIRO BELO HORIZOMTE LOCATION OF FACILITIES WITH INTERSECTIONS WITH CRITICAL HABITATS1 1 Consolidated data of Petrobras parent company and units operated by Transpetro 2 3 4 5 1 SUSTAINABILITY REPORT 2025 136 Equatorial Margin According to the BP 2026-30, we plan to invest about USD 2.5 billion in the Brazilian Equatorial Margin, which represents 37.5% of the exploratory investment foreseen for the next five years, with the expectation of drilling 15 exploratory wells in the region. Located in the north and northeast regions of the country, between the states of Amapá and Rio Grande do Norte, the Equatorial Margin is considered an important exploratory frontier in deep and ultra-deep waters. The exploratory wells of Pitu Oeste and Anhangá, drilled in 2024, in the Potiguar Basin, confirmed the presence of hydrocarbon and discovered a new oil accumulation in ultra-deep waters of the basin. In 2025, we initiated the assessment of the characteristics of the reservoirs, the quality of the oil and the technical-commercial feasibility of the accumulation. On October 20, 2025, after the issuance of the operating license by Ibama, we initiated the drilling of the Morpho well, in exploratory block FZA-M-59, in ultra-deep waters of Amapá, about 175 km from the coast and 540 km from the mouth of the Amazon River, in a water depth of more than 2,800 meters. We fully met the environmental licensing requirements. As a final step, we carried out in August the Pre-Operational Assessment, an in loco simulation that allowed Ibama to verify our operational capacity and the effectiveness of the emergency response plan. The operation involved articulation with ministries, government agencies, ANP, consular authorities and civil society, and the following resources: > The drillship NS-42; > Two command centers (Rio de Janeiro and Oiapoque); > 335 specialists; > 32 vessels; > Six aircraft; > Two Wildlife Care and Rehabilitation Centers. This structure remains available for the drilling activities planned for the basin. Thus, in case of incidents, we have state-of-the-art equipment, specialized vessels, oceanic barriers, in addition to highly trained teams. Continuous simulations ensure permanent improvement in emergency response. In December 2025, in accordance with Ibama’s requirement, we carried out a new simulation dedicated to wildlife response, with the participation of 294 technicians in Rio de Janeiro, in Oiapoque and in the field. Within the social topic, we have developed structured relationship actions in the municipality of Oiapoque (AP), based on continuous dialogue, on respect for human rights and on the appreciation of local socio-cultural specificities. These initiatives include traditional communities – such as quilombolas, extractivists and artisanal fishers – recognized for their own forms of social organization and historical link with their territories. Our main objective is to maintain permanent channels of listening and interlocution, ensuring transparency, qualified circulation of information and adequate treatment of the demands presented. This process strengthens our social and environmental management practices and is aligned with the corporate guidelines of social responsibility and human rights. We maintain regular dialogue with community representatives and with state and federal public institutions. In 2025, we participated in a meeting promoted by the Government of Amapá and the National Foundation of Indigenous Peoples (Funai), with the participation of indigenous leaders of Oiapoque. The meeting resulted in the creation of a Working Group composed of indigenous representatives, Funai and the state government, to discuss priority topics for the region. To support the activities of the group, specialized technical advisory in intercultural mediation and institutional strengthening was hired. In the field of rights protection, we carried out preventive actions to combat the sexual exploitation of children and adolescents, including activities to raise awareness of the workforce and training of professionals who are part of the rights guarantee system. Simulated exercises foreseen in the operational routines of the project were also carried out, essential to strengthen efficiency, the safety culture and dialogue with the communities. These actions were accompanied by informational materials in accessible language, considering the diversity of the local audiences. In 2026 another exploratory well will be drilled, the Mãe de Ouro, in the Potiguar Basin, continuing the assessment of the area. The activities reinforce our commitment to reserve replenishment and to the development of new exploratory frontiers to ensure the meeting of energy demand during the energy transition. The current campaign continues with excellence and safety, reaffirming our commitment to respect for people and the environment. More information: https://petrobras.com.br/en/quem-somos/novas-fronteiras For the assessment of the discoveries, we apply geology and geophysics technological solutions, combined with the expertise of our technical staff and the world leadership in deep and ultra-deep-water operations. We are prepared to act in the Equatorial Margin with full responsibility, aligning our operations with the best ESG practices, prioritizing innovation and efficiency and reduction of carbon footprint, in line with the principles of the just energy transition and value generation for local communities. BIODIVERSITY 2 3 4 5 1 SUSTAINABILITY REPORT 2025 137 Since 2022, we have been developing social and environmental projects aimed at knowledge generation, with regional and strategic focus, with environmental management and licensing initiatives, scientific research and development and voluntary social and environmental investments. Among our major lines of action in the Equatorial Margin, we highlight: > Integrated social and environmental characterization of the coastal-oceanic environment; > Environmental monitoring of biota and ecosystems, including innovative methods and technologies; > Ecosystem modeling and risk and impact assessment; > Development and use of autonomous technologies, robotics and remote sensing; > Conservation of biodiversity and threatened species; > Ecological restoration and nature-based solutions; > Sustainable territorial development and strengthening of local productive chains. Within the scope of environmental management and licensing, we carry out and plan several projects, among which we highlight: (i) reproductive monitoring of sea turtles; (ii) monitoring of coastal and migratory birds; (iii) social and environmental study of marine extractivist traditional communities; (iv) mapping of mangroves and classification of the state of degradation; (v) quantification of the carbon stock capacity in mangroves; and (vi) wildlife monitoring and care. Additionally, ongoing and planned research and development initiatives will support the operations and environmental management of activities in the Equatorial Margin. RD&I in the Equatorial Margin The Petrobras Research Center (Cenpes) maintains a consolidated history of cooperation with national and international institutions, with the objective of generating scientific knowledge, promoting innovation and contributing to professional qualification. Currently, we have a portfolio of 13 RD&I projects structured for the Equatorial Margin, aimed at: > Environmental characterization; > Technological advances in the detection and response to operational emergencies; > Methodologies to measure net biodiversity gain, considering the mitigation hierarchy. 22 public calls were launched, which resulted in 37 RD&I and infrastructure cooperation agreements contracted or being processed with the National Petroleum, Natural Gas and Biofuels Agency (ANP) for contracting through the Connections for Innovation of Cenpes, a program aimed at the structuring and management of RD&I partnerships. The selected proposals involve 23 research institutions and two technology companies, in scientific cooperation networks – a traditional model of our research partnerships. Impacts on biodiversity We identify and assess impacts in order to support preventive, mitigating and compensatory measures throughout the installation, operation and deactivation phases of our projects. According to the life cycle stage, type of operation, environmental factors, legal requirements, and licensing conditions), we develop studies and projects to assess risks to biodiversity and define action plans. In 2025 we recorded five oil and oil products spill events with a volume greater than one barrel (159 liters): four in offshore environment and one in terrestrial environment. No significant impacts were observed, and all events had local and temporary extension, without reaching biodiversitysensitive areas. In all cases, we immediately activated the Emergency Response Plan (PRE), adopted contingency measures and conducted cause and scope analyses to prevent recurrences. The events were communicated to public agencies in accordance with applicable legislation. Information on spills can be found in the chapter Prevention and management of process accidents We carry out risk assessments in environmental licensing processes for all offshore drilling and production activities. In them, we identify accidental scenarios of release of hydrocarbons and chemical products at sea, analyzing causes, probabilities, severity and risks. For each risk, we define preventive measures (maintenance and inspection plans, compliance with operational safety procedures and team training) and mitigating measures, including emergency plans, wildlife protection and actions for vulnerable areas, appropriate to the environmental risk of each operation. Furthermore, we are applying the LIFE Methodology for Business and Biodiversity, which enables an in-depth analysis of the pressures, positive and negative impacts, risks, dependencies and opportunities related to biodiversity. The tool used is the LIFE Key software, which provides metrics that allow quantification, as well as the qualitative assessment and monitoring of the business performance in relation to biodiversity. So far, we have already calculated the pressure index of the units Boaventura BIODIVERSITY 2 3 4 5 1 SUSTAINABILITY REPORT 2025 138 Energy Complex, Cabiúnas Gas Treatment Unit (UTGCab), Monteiro Lobato Gas Treatment Unit (UTGCA), Seropédica Thermoelectric Plant (UTE-SRP), Baixada Fluminense Thermoelectric Plant (UTE-BF) and Paulínia Refinery (Replan) and we have started the application of the Positive Performance module for the same units. To conserve ecosystem services and biodiversity we also act in the rehabilitation of areas impacted by chemical contaminants resulting from our activities. The mitigation of impacts on soil and groundwater quality follows guidelines of our corporate standard for the management of contaminated areas in alignment with current environmental legislation, and standards of regulatory bodies. In our governance, the Environment Commission is technically supported by the Thematic Forum on Contaminated Areas, formed by specialists responsible for monitoring internal performance, disseminating good practices and identifying opportunities for improvement in the management of these areas. In 2025, we concluded the implementation of the Contaminated Areas Management System, structured on a georeferenced platform, which allows recording and monitoring the rehabilitation processes according to the management flow. In this period, we reached the most advanced stages of the flow for 70% of the prioritized areas, selected according to previously defined criticality criteria. The management plans for these areas include actions for their rehabilitation, in order to ensure the elimination of hazards and the reduction of risks to tolerable levels, in accordance with the foreseen uses. In the context of Amazon operations, the environmental recomposition process developed over the past 37 years has already produced and planted more than 1,511,000 seedlings. In 2025, we planted 5,736 seedlings in recovery areas and carried out the maintenance of six reforested areas, totaling 37.16 hectares. We also initiated the implementation of recovery plans for the new grove of protected species and conducted studies to identify new areas to be restored. To preserve the diversity of regional flora, we collected, processed and cultivated seeds of 40 species from the Urucu nursery, whose seedlings are used in reforestations. Our operations are concentrated in Brazil, a megadiverse country, with threatened species in natural and anthropized environments. The occurrence of these species and the associated risks are mapped and managed through conservation projects, management practices and compliance with environmental licensing conditions. This survey is complex and extensive; therefore, the process is continuously refined, and our databases are permanently updated. In this context, we execute regional projects to expand knowledge, mitigate and monitor impacts and risks identified in environmental studies, aimed at the conservation of threatened marine species and biodiversity in the areas of operation, undertaken as a federal environmental licensing commitment for offshore exploration and production activities with Ibama. In 2025, we highlighted the ten years of execution of three large regional projects executed in the Santos Basin, in an area greater than 250,000 km2. The Beach Monitoring Project (PMP-BS), the Cetacean Monitoring Project (PMC-BS) and the Underwater Acoustic Landscape Monitoring Project (PMPAS-BS). In this first decade, the PMP-BS, PMC-BS and PMPAS-BS consolidated themselves among the most important projects for the generation of knowledge on marine biodiversity and the underwater acoustic landscape of Brazil, supporting the management of operations and meeting the requirements of federal environmental licensing, conducted by Ibama. The scientific production of the three projects exceeds 500 publications, with emphasis on 74 master’s dissertations and doctoral theses, in addition to scientific articles, book chapters, abstracts at congresses, among others. Together with the PMP-BS, we execute three other beach monitoring projects, on a continuous and regional basis, in the Campos and Espírito Santo Basins (PMP-BC/ES), Sergipe-Alagoas (PMP-SEAL) and Potiguar (PMP-BP). The four PMPs are carried out along 3,000 km of the coast of ten states, to evaluate the interference of E&P activities on birds, turtles BIODIVERSITY 2 3 4 5 1 SUSTAINABILITY REPORT 2025 139 and marine mammals, constituting the largest beach stranding monitoring program in the world. The projects include recording, rescue, necropsy, rehabilitation and release of mammals, turtles and seabirds, contributing to public policies for the conservation of marine biodiversity. All injured and sick animals received by the teams have veterinary care in a network of 35 rehabilitation centers and stabilization units, aimed at rehabilitation and release for the maintenance of populations. The PMPs have already rehabilitated and returned to nature approximately 8,000 marine animals, of which more than 5% belong to 18 endangered species. Since the declaration of avian influenza zoo-sanitary emergency in Brazil, by the Ministry of Agriculture and Livestock in May 2023, the PMPs have been collaborating with the actions of control and notification of positive cases in seabirds and pinnipeds attended on the country’s coast in joint action with the Official Veterinary Service. The first cases of the disease occurred in PMP-BC/ES and PMP-BS areas (between Conceição da Barra/ ES and Laguna/SC), with main outbreaks in São Paulo, Espírito Santo and Rio de Janeiro. Four species of terns were the most affected, three of them threatened with extinction - Thalasseus acuflavidus (vulnerable), Thalasseus maximus (endangered), Sterna hirundinacea (vulnerable) and Sterna hirundo, in addition to seals and sea lions. Main investments and social and environmental results Through our voluntary social and environmental investments, we support projects of civil society organizations that generate relevant knowledge for the business and promote positive social and environmental transformations, including biodiversity gains. The Petrobras Social and Environmental Program is our main social and environmental investment tool. Its purpose is to contribute to the sustainability of the business by supporting initiatives carried out by partner civil society organizations that generate value for Petrobras and for society. Its lines of action are Education, Sustainable Economic Development, Forests and Ocean, contributing to the achievement of SDGs 4, 8, 14 and 15, in addition to several other goals, according to the nature of the initiatives. In a complementary way to the Program’s projects, we maintain structuring initiatives that aim to scale up nature-based solutions, in partnerships such as Floresta Viva and Restaura Amazônia, in a co-investment model. In 2025, BRL 159 million was invested in the Forests and Ocean fronts of the Petrobras Social and Environmental Program and in the complementary initiatives focused on nature-based solutions. Of this total, around BRL 126 million was directed to 62 projects fostered by the Program – 33 in the Forests line and 29 in the Ocean line – which represents an increase of 24% in the number of projects and 75% in the volume of resources compared to the previous year. As a complementary strategy for scale expansion, diversity of investment models and territorial reach of nature-based solutions, BRL 27.6 million was directed to the Floresta Viva and Restaura Amazônia initiatives, through which 29 forest restoration projects were supported in Brazilian biomes. In the Floresta Viva initiative, through the public calls “Mangroves of Brazil” and “Biodiversity Corridors” – Petrobras and BNDES will allocate BRL 118 million (50% contributed by Petrobras) over seven years to 20 civil society organizations, aiming to restore 4,200 hectares, capture tons of carbon dioxide and deliver associated social and environmental benefits. The projects are in the implementation phase of the activities provided for in their restoration plans. In the Restaura Amazônia partnership, in 2025, we and BNDES selected nine projects in the first public call of the initiative, which will restore about 3,600 hectares in conservation units in the Amazon biome. In total, the initiative, which will contemplate other projects in selection, will receive an investment of BRL 50 million from us and the same amount from BNDES, with resources from the Amazon Fund, over a period of five years. We highlight, also, that we launched, in 2025, the public call “Nature-Based Solutions for Climate Adaptation and Resilience in Cities”. The initiative is unprecedented and aimed at addressing climate change in urban areas, with the intention of strengthening the resilience of cities and vulnerable communities through support to green and blue infrastructures, recovery of areas and community technologies that contribute to mitigating climate impacts, restoring ecosystems and making communities more resilient. The investments foreseen are BRL 21 million in projects in the states of São Paulo and Rio Grande do Sul. Finally, in an integrated manner with the forests and bioeconomy strategy, we advanced in innovative financing instruments to expand the positive impact in forests of its investments. The Petrobras Bioeconomy Fund, developed in partnership with Régia Capital, a manager focused on sustainable investments and financial solutions, introduced the modality of reimbursable financing as a complementary strategy to investments with nonreimbursable resources, adopting the Impact Linked Compensation model, BIODIVERSITY 2 3 4 5 1 SUSTAINABILITY REPORT 2025 140 which links remuneration to the social and environmental performance of the projects. In 2025, the fund consolidated its action, with BRL 112 million in financing allocated to innovative bioeconomy companies that act in sustainable extractivism, agroforestry systems, ecological restoration, sustainable land use and bio-inputs, contributing to forest conservation, the restoration of degraded areas and the generation of socioeconomic benefits for local communities. All these initiatives include actions aimed at the conservation and recovery of environments and species and at the strengthening of communities in various territories, in alignment with the guidelines and commitments of the Social Responsibility Policy and Petrobras’ Strategic Plan, and contributing to global sustainability commitments, such as Agenda 2030 and the Global Biodiversity Framework. Other information about our social and environmental projects can be found in the chapter Local and Traditional Communities and in our 2025 Human Rights and Corporate Citizenship Supplement Among the main accumulated results of the social and environmental initiatives supported in 2025, we highlight: > 949 researchers involved in the activities of the projects and 591 publications (including articles, books, booklets and disclosures at technical and scientific events); > More than 195,675 thousand direct participants in actions carried out on a continuous basis; > More than 550 fauna species monitored, studied or protected, of which 114 endangered species, including the southern muriqui (the largest primate of the Americas) and the franciscana dolphin (small dolphin that lives on BIODIVERSITY the south and southeast coast of South America, critically endangered), in addition to whales, corals, birds, fish and turtles; > Around 520 flora species in protection, monitoring, research actions or, also, in the planting and seed collection actions, of which 42 endangered, such as the Amazon cherry tree (Amburana acreana), a species systematically exploited in accessible areas and already extinct, or almost so, in regions of greater exploration pressure; > Around three million participants in environmental education actions and more than 1,530 schools with insertion of environmental content into their curricula; > More than 400 actions of beach and river cleanups throughout Brazil, involving more than 18 thousand people; > Recovery or direct conservation of about 579 thousand hectares of forests and natural areas in all biomes of Brazil (with approximately five thousand hectares in recovery actions and 574 thousand hectares of areas conserved directly), in addition to the strengthening of protected areas in about 34 million hectares; > 3.8 million seedlings planted, 140 springs protected or recovered and 27 ecological corridors in formation. These initiatives encompassed 164 terrestrial and marine conservation units, (national parks, sustainable development reserves, extractivist reserves, ecological stations, environmental protection areas, among others), in addition to 44 Indigenous Lands and 10 Quilombola Territories. 2 3 4 5 1 SUSTAINABILITY REPORT 2025 141 MAP OF PROTECTED AREAS COVERED BY THE SOCIAL AND ENVIRONMENTAL PROJECTS1 1 Illustrative map of the number of protected areas covered by our investment social and environmental in force in 2025. It should be noted that one same project may cover several protected areas, just as one same protected area may cover more than one Brazilian state BIODIVERSITY Number of federal CUs Number of state or municipal CUs Number of Indigenous Lands or Quilombola Territories AL AM AP BA CE DF ES GO MA MG MS RS PR SC SP RJ PA RO MT PE RN PB SE 4 2 2 5 1 2 1 3 1 10 1 3 5 1 1 1 2 1 10 4 5 1 15 2 3 3 5 6 6 1 19 11 15 1 3 1 1 11 12 1 2 2 1 4 15 14 11 PI RR 1 1 1 2 3 4 5 2 3 4 5 1 SUSTAINABILITY REPORT 2025 142 WATER AND EFFLUENTS GRI 11.6.1, 11.6.2, 11.6.3, 11.6.4, 11.6.5 The availability of water in adequate quantity and quality is essential for our operations, which use this resource, for example, in production processes, in steam generation, refrigeration, and human consumption. As a result, practically all our activities generate domestic and industrial effluents, including produced water. Recognizing the strategic relevance of water for the entire production chain (upstream and mid/downstream), both in onshore and offshore operations, we work continuously to improve the management of water resources and effluents, aligned with our value of respect for life and the integrity of facilities. The material topic water and effluents covers risks and impacts associated with water withdrawal and effluent disposal, considering variations in water availability and quality in our areas of influence. It considers negative impacts, such as risks to biodiversity and human health in scenarios of water scarcity for water withdrawal or assimilation of our effluents, and positive impacts, such as the return of water in higher quality than that withdrawn and projects for the conservation and recovery of springs and riparian forests. It also includes the development of technologies to ensure operational continuity in scenarios of permanent water scarcity. The eventual impacts can occur on land – by excessive withdrawal in critical water sources, inadequate effluent disposal or spills – and at sea, by discharges out of standards or accidental leaks. These events can affect the environment, human access to water and the economic activities in the watersheds. Therefore, we maintain robust management mechanisms and continuous improvement. Management of water resources and effluents We seek to rationalize the use of water, ensure the necessary supply, conserve the resource and its availability in the areas of influence of our facilities. To this end, we adopt fewer intensive technologies, optimize their use, promote water reuse or recycling and evaluate alternative supply sources, always considering local availability and technical, economic and environmental viability. In effluent management, we prioritize the reduction of pollutants disposed of through segregation, treatment and adequate disposal, respecting the assimilation capacity of the receiving water bodies. We use corporate management tools, with results monitored by senior management. We have technical standards that guide all our business areas, serving as a reference for the other companies of the Petrobras System. In 2025, our inventory recorded 294 facilities using water and generating effluents. BRL 73.4 million was invested in research and development projects aimed at water and effluent management, conducted internally and in partnership with universities and technological institutes, seeking greater reliability, efficiency and water security, in addition to enabling the reinjection of produced water in offshore reservoirs. In our 2050 Strategic Plan and 2026–2030 Business Plan, we reaffirm the “Water Positive” ESG (environmental, social and governance) driver in areas with water criticality where we operate. This involves reducing freshwater withdrawal and contributing to improving the local availability of the resource. We also reinforce our commitment1 to reduce our freshwater withdrawal by 40% by 2030, with 2021 as the base year, as shown in the chart below. 1 Business segments that were not part of our portfolio in 2021 (Fertilizers and BioQAV) are not within the scope of the commitment. To meet these commitments, we count on: > 55 actions and projects in a dedicated portfolio, including operational optimization actions, condensate recovery, loss reduction, internal water reuse/recycling, reuse/recycling of final effluents and the construction of large rainwater reservoirs. These actions enable the reduction of freshwater withdrawal and, consequently, of consumption; > Commitment to Life Program, which includes initiatives for efficient water use and integrated effluent management. FRESHWATER WITHDRAWAL1 (CONSOLIDATED DATA2 IN MEGALITERS) 150,749 122,167 114,663 112,141 112,123 91,000 -40% Refining Energy Others Total 2021 2022 2023 2024 2025 Target 2030 1 In this chart, the number presented for 2025 is considering the scope of the commitment, whose base year is 2021. The business segments that were not part of our portfolio in 2021 (Fertilizers and BioQAV) are not within such scope. The Freshwater Withdrawal indicator does not consider freshwater for cooling in open circuit (2.862 megaliters in 2025) and rainwater harvesting (2,339 megaliters in 2025). 2 The data covers the Petrobras parent company; the Brazilian subsidiaries Transpetro, Petrobras Biocombustível (PBio), Termobahia, Termomacaé and Transbel; the E&P activities in the fields/areas of Tupi, Sapinhoá, Iara, Mero and Roncador; and the international operations in Petrobras Bolívia S.A. (PEB), Petrobras International Braspetro B.V. – Colombia (PIBCOL) and Petrobras Colombia Combustibles S.A. (Pecoco). The data of the other thermoelectric plants are included in the scope of the parent company. PROTECTING THE ENVIRONMENT 2 3 4 5 1 SUSTAINABILITY REPORT 2025 143 have the potential to increase the reuse of treated effluent by more than 1,000 megaliters per year as of 2026, also contributing to the reduction of withdrawal and consumption at these units. The evolution of the PCV action portfolio is monitored periodically by the Health, Safety and Environment (HSE) governance and by senior management. Social and environmental projects supported by the company, such as those involving reforestation, spring restoration and riparian forest recovery, also contribute to our ESG driver on the topic of water. Based on the withdrawal reduction commitment, we established our annual targets for the Freshwater Withdrawal (ADC) indicator, which influence the variable compensation of executive managers and the Profit Sharing (PLR)2 of employees. To handle complaints related to water and effluents, we have General Ombudsman, accessible through our website. All manifestations are analyzed and forwarded to competent technical areas, which address and respond to the demands. We continuously assess our performance through three corporate indicators3: Freshwater Withdrawal (ADC); Reused Water Volume (VAR) and Water Effluent Discharge Volume (EHD). The critical analyses of the ADC and VAR indicators are monitored by our senior management. The effectiveness of our actions is assessed in different technical and managerial forums, allowing adjustments in the following planning cycles. Our governance on the subject also has a thematic forum on water resources and effluents, composed of our specialists and linked to the Environment Commission, which in turn reports to the Board of Directors. 2 For PLR purposes specifically, the demand of thermoelectric plants is not accounted for in the indicator, due to its significant variability as a function of the needs of the National Interconnected Power System. 3 Although water is essential for use in our operations, our products do not incorporate significant levels of this resource in their composition. In our activities, the main share of water consumption (volumes that are withdrawn and do not return to the water sources) takes the form of evaporation in cooling systems. Thus, in our internal management, consumption is not an indicator that is systematically monitored. WATER AND EFFLUENTS By 2025, we implemented 40 actions, with the potential to reduce up to approximately 8,800 megaliters (8.8 million m³) of water withdrawal, depending on the operating conditions of the facilities involved. Examples of actions already adopted include: > Reuse/recycling of boiler blowdown water in cooling towers; > Optimization of concentration cycles in cooling towers, reducing withdrawal, consumption and losses through evaporation. In the Commitment to Life Program, priority actions are defined annually to improve our management system and performance. In the most recent cycle, 15 actions were related to the Water Security project, distributed across three deliveries: “Reduction of freshwater withdrawal”; “Increase in effluent reuse” and “Improvement of water and effluent management on platforms”. We completed 100% of the actions planned for 2025. In the “Increase in effluent reuse” delivery, a noteworthy result was the startup (commissioning and pre-operation) of an oily effluent treatment unit using reverse osmosis at the Duque de Caxias Refinery (Reduc), with the objective of ensuring water security at the refinery. As of 2026, the unit will provide up to 3,100 megaliters per year of treated effluent for reuse/recycling, reducing the refinery’s freshwater withdrawal and consumption. Another relevant result of the PCV actions was the expansion of treated effluent reuse in the Emergency Response Water Networks of the refineries: Presidente Bernardes Refinery (RPBC), Presidente Getúlio Vargas Refinery (Repar) and Paulínia Refinery (Replan). This initiative follows the innovative practice we developed, initially implemented at Reduc in 2020. With this expansion, these three refineries 2 3 4 5 1 SUSTAINABILITY REPORT 2025 144 Information about our governance structure can be found in the Corporate governance chapter To strengthen internal awareness and capacity-building, we structured the Knowledge Trail on Water Resources and Effluents, with specific courses that function as a training itinerary for employees. In 2025, we conducted, at the corporate level, ten courses and workshops on water and effluents, with the participation of approximately 500 people from our workforce. The topics addressed included flow measurement, characterization and treatment of water and effluents, rainwater harvesting and desalination. In addition, we annually promote a broad awareness campaign on the efficient use of water, aligned with World Water Day and Sustainable Development Goal (SDG) 6 – Clean Water and Sanitation, with educational materials that incorporate guidelines from the United Nations (UN) and the National Water Agency, encouraging good practices inside and outside the work environment. Water as a shared resource We withdraw water from surface sources (rivers, lakes), underground sources (water table or artesian wells), receive water from third parties (public systems or companies), and generate produced water during oil and gas extraction. In Brazil, withdrawal limits are defined by water resource management agencies, considering technical criteria and the multiple uses of the resource, and it is prohibited to withdraw volumes greater than those authorized. We also continuously monitor the impact of our activities, paying attention to protected and sensitive areas near our facilities. In 2025, we did not identify significant impacts on water sources resulting from direct water withdrawal. The main types of discharge are: industrial effluents from oil and gas activities, sanitary effluents (in smaller volumes) and discharged produced water (the main effluent of the oil production process). All effluents are discharged in accordance with current legal standards. They may be discharged into surface water sources, into underground environments (such as septic tanks), sent to utilities or third-party companies, or, in the case of produced water, reinjected into oil and gas reservoirs for secondary recovery. Before discharge, we carry out the necessary treatment to ensure that effluents meet the quality criteria required by environmental legislation. In 2025, we did not identify significant quantitative or qualitative impacts on water sources related to effluent discharge. Before starting new activities, we strictly comply with the environmental licensing process – municipal, state or federal – which requires detailed studies, such as the Environmental Impact Study/Environmental Impact Report (EIA/RIMA), which assesses social and environmental impacts throughout the lifecycle of projects and defines preventive, mitigating and compensatory measures during the installation, operation and decommissioning phases. All conditions established by environmental agencies are systematically monitored. Our new projects undergo reviews that analyze aspects such as water use, generation, treatment and discharge of effluents, impacts on water sources and mitigation, prevention and, when necessary, compensation measures. Managing water scarcity risks is essential both for our operations and for society. To support this management, we use tools such as: > Aqueduct Water Risk Atlas, from the World Resources Institute; > Water Scarcity Risk Index (IREH), developed in partnership with the Federal University of Rio de Janeiro (UFRJ) and applied since 2016; > Studies on water availability and alternative sources for strategic basins. In 2025, the IREH assessed 44 facilities, accounting for approximately 98% of the freshwater withdrawal of our operational units in Brazil, being an important tool to support our decision-making on the topic. In 2025, we had no water scarcity events or compulsory withdrawal limitations that impacted or reduced our operations. In the event of any environmental impacts on water bodies, we are prepared to allocate the necessary resources to mitigate damage in coordination with the public authorities. As an example of preparedness, we have Environmental Defense Centers (CDAs), equipped and trained to act in oil, oil products or chemical product spills. As we understand that water is a shared resource, we maintain strong engagement with stakeholders. This allows us to understand social and business demands and incorporate relevant requirements into our water and WATER AND EFFLUENTS 2 3 4 5 1 SUSTAINABILITY REPORT 2025 145 effluent management. Among the stakeholders’ engagement activities, we can highlight: Engagement with industry and the business sector We are members of the Water Thematic Chamber of the Brazilian Business Council for Sustainable Development (CEBDS), the Water Resources Network of the National Confederation of Industry (CNI) and the Water Working Group of Ipieca. In these forums, we engage with other large users, evaluate trends and synergies, discuss best practices and work to prevent conflicts related to water use. Engagement with local communities and civil society organizations For more than 40 years we have supported civil society initiatives focused on ecological protection and environmental education. The water theme has been part of our social and environmental investments since 2003, encompassing projects that contribute to the conservation and/or recovery of springs, riparian forests and water bodies. In 2025, through the Petrobras Socioenvironmental Program, we supported 33 projects focused on the conservation and recovery of forests and natural areas that contributed to water preservation. The actions included reversing the degradation of springs, water sources and water courses, restoring riparian forests and managing river basins, in addition to initiatives aimed at strengthening resilience and adaptation capacity to water scarcity and extreme events. One example is the No Clima da Caatinga (In the Climate of the Caatinga) project, carried out by the Caatinga Association and supported by Petrobras WATER AND EFFLUENTS since 2011. The initiative operates in the only exclusively Brazilian biome, which is also the most biodiverse semi-arid region in the world. The project protects water resources and forests of the Caatinga through conservation and restoration actions, in addition to contributing to the climate adaptation of rural communities. Since its inception, the project has enabled the creation of five Conservation Units (UCs) and supported, through conservation actions, seven additional UCs, which together preserve approximately 6,500 hectares and store more than 1.6 million tons of CO2. In addition, it has already promoted the planting of 117,760 seedlings, restoring more than 100 hectares and contributing to water security, biodiversity maintenance and carbon sequestration in the Caatinga biome. Another important front was the provision of 1,038 social technologies compatible with the semi-arid region, such as plate cisterns, low-cost and community-built solutions for capturing and storing rainwater, increasing the resilience of families in regions of water scarcity. The project’s area of operation covers the municipalities of Fortaleza and Crateús (CE) and Buriti dos Montes (PI), based at the Serra das Almas Natural Reserve, a Private Reserve of Natural Heritage covering 6,285 hectares. Studies show that the forest cover of the RNSA prevents the annual runoff of 4,800 megaliters of water, thanks to the retention carried out by the roots of the trees. This reduces surface water runoff, increases soil infiltration, decreases sediment deposition and strengthens the water cycle in a region naturally marked by water scarcity. The volume of avoided runoff is equivalent to the annual supply of more than 299 thousand 16,000-liter plate cisterns, a quantity sufficient to serve a family during the dry period in the Caatinga. Integration with public authorities We maintain ongoing dialogue with bodies from all three spheres of government, including ministries, secretariats, regulatory agencies, councils and other institutions related to health, safety and the environment. Participation in River Basin Committees Regulatory and deliberative forums that bring together communities, nongovernmental organizations (NGOs), government and major users to discuss water resources management in each river basin. Engagement with the supply chain In 2025, we held the Petrobras Best Suppliers Award, including a special HSE – Environment award, which covered, in addition to other environmental themes, aspects related to the use of water, such as reduction, reuse/ recycling, identification of water stress and effluent disposal. 2 3 4 5 1 SUSTAINABILITY REPORT 2025 146 Management of impacts related to effluents Resolution no. 430/2011 of the National Environment Council (Conama) establishes the conditions and standards for the discharge of effluents and complements Conama Resolution no. 357/2005. Thus, throughout Brazil, there are legal requirements for both the streams of effluents discharged and for the water quality of the receiving water body. This means that, in addition to meeting the discharge standards, the effluent cannot compromise the class and quality of the water source receiving it. Some effluents have specific regulations. This is the case of produced water, whose offshore disposal must comply with Conama Resolution no. 393/2007. Offshore activities also follow Technical Note no. 01/2011 of the Brazilian Institute of the Environment and Renewable Natural Resources (Ibama), which defines the requirements of the Pollution Control project, at the national level, for offshore oil and gas exploration and production projects. We operate within this regulatory framework, ensuring that our effluents comply with discharge standards and do not compromise the quality of receiving water bodies. In international operations, we strictly follow the local discharge standards in force. WATER AND EFFLUENTS Freshwater use and reuse/recycling4 5 In 2025, we withdrew 112,744 megaliters of freshwater for our operations and administrative activities, a volume 15% lower than the target6 established (maximum limit) of 132,500 megaliters. Considering the scope of the commitment7 to reduce freshwater withdrawal by 40% by 2030 (2021 base year), the withdrawal recorded in 2025, of 112,123 megaliters, represents a reduction of approximately 25% in relation to the base year. A large part of our investments to rationalize water use (reduction of withdrawal and consumption) was directed to reuse and recycling, reducing our needs for “new water” withdrawal. In 2025, we reached 39,564 megaliters of reused or recycled water, equivalent to 26% of our total demand for freshwater, and a volume sufficient to supply, for one year, a city of approximately 680,000 inhabitants. These actions provided estimated annual savings of BRL 16 million in withdrawal costs. 4 The data covers Petrobras parent company; the Brazilian subsidiaries Transpetro, Petrobras Biocombustível (PBio), Termobahia, Termomacaé and Transbel; the E&P activities in the fields/areas of Tupi, Sapinhoá, Iara, Mero and Roncador; and the international operations in Petrobras Bolívia S.A. (PEB), Petrobras International Braspetro B.V. – Colombia Branch (PIB-COL) and Petrobras Colombia Combustibles S.A. (Pecoco). The data of the other thermoelectric plants are included in the scope of the parent company. 5 The freshwater withdrawal values presented do not include cooling water in open circuit (2,862 megaliters) and rainwater harvesting (2,339 megaliters). With regard to reuse/recycling: (a) The condensate recovered in thermal cycles and the recirculated cooling water are not considered as such. (b) Includes the produced water reinjected for secondary recovery in onshore fields. 6 For PLR purposes specifically, the demand of thermoelectric plants is not accounted for, due to its significant variability as a function of the needs of the National Interconnected Power System. For 2025, the target (maximum limit) was 120,700 thousand megaliters and the volume withdrawn was 107,166 megaliters. 7 Business segments that were not part of our portfolio in 2021 (Fertilizers and BioQAV) are not within the scope of the commitment. Management of main effluents In upstream activities, the main pollutants in effluents are oils and greases, present in produced water and oily streams. A relevant impact, considered in environmental studies, is bioaccumulation in the food chain, which can affect ecosystems and human health. In midstream and downstream activities, the most common pollutants are those that increase Chemical Oxygen Demand and ammonia levels and may cause oxygen depletion and eutrophication of water bodies, with risks of losses or imbalances in biodiversity and ecosystems. The control and mitigation measures for these impacts are defined in environmental licensing studies and processes and implemented during the installation and operation phases. We treat our effluents in order to meet the legal limits of Conama Resolutions no. 430/2011, 357/2005 and 393/2007, ensuring compliance with disposal standards. Our Water Effluent Discharge Volume (EHD) indicator,8 routinely monitored, includes industrial and sanitary effluents and produced water discharged after treatment or sent for treatment and final disposal by third parties. In 2025, this volume was 218,598 megaliters.9 8 The EHD does not consider the flows of cooling water in open circuit and the volumes injected or reinjected into oil and gas reservoirs for secondary recovery. 9 This value is higher than the freshwater withdrawal value mainly due to: (a) the generation of produced water in oil and gas activities, and (b) the use of seawater – saline – in the platforms, which is desalinated, used in the processes and is transformed into water effluent. 2 3 4 5 1 SUSTAINABILITY REPORT 2025 147 Produced water We manage the offshore disposal of produced water in accordance with Conama Resolution no. 393/2007, which establishes limits for the discharge of Oil and Grease Content (TOG), of 42 mg/L (daily) and 29 mg/L (monthly). The TOG is monitored daily, and salinity, every six months. Before disposal, produced water undergoes treatment with hydrocyclones and flotators. We also reinject produced water into offshore and onshore reservoirs for secondary oil recovery, reducing the need to withdraw freshwater, which is particularly relevant in onshore facilities. In 2025, we discharged approximately 50,330 megaliters of produced water and reinjected 35,107 megaliters, corresponding to approximately 59% and 41% of the volume disposed of, respectively. The total load of oils and greases in the produced water discharged in 2025 was approximately 0.6 thousand tons, around 8% lower than the value for 2024. Non-conformities related to water use We maintain monitoring and control processes focused on the management of water resources and effluents, with continuous initiatives to improve operational performance. In 2025, occurrences were recorded that resulted in sanctions. In the upstream segment, there were three sanctions related to discharges, with values equal to or greater than BRL 1,000,000. In the downstream segment, there were no sanctions of this magnitude. WATER AND EFFLUENTS 1 2 3 4 5 2 3 4 5 1 SUSTAINABILITY REPORT 2025 148 WASTE MANAGEMENT AND SUSTAINABLE DECOMMISSIONING GRI 11.5.1, 11.5.2, 11.5.3, 11.5.4, 11.5.5, 11.5.6, 11.7.1, 11.7.2, 11.7.3, 11.7.4 Waste management covers all stages of the lifecycle of solid waste generated by our operations. We adopt practices aligned with the circular economy, prioritizing the prevention of generation, reduction, reuse, recycling and treatment of hazardous and non-hazardous waste, in addition to the environmentally appropriate disposal of waste. Our objective is to enhance the value of materials and resources, avoiding or mitigating any impacts on the environment and human health. The material topic encompasses decommissioning, which involves the dismantling, transport and sustainable disposal of equipment, structures and waste. In this process, we evaluate risks and opportunities from the planning to the execution phase, aiming at sustainability, environmental protection, safety and care for people, in addition to the recovery of contaminated areas. Our activities generate solid waste that may contain mixtures of hazardous and non-hazardous substances and, therefore, despite efforts for adequate management, this waste may be sources of potential adverse impacts on human health and the environment, such as: > Pollution of soil and surface or underground water sources, resulting from environmentally inadequate disposal of waste, which may compromise the availability of ecosystem services for use by society, productive sectors and biodiversity; > Reduction of the useful life of landfills, due to the disposal of waste subject to Recycling, Recovery or Reuse (RRR), reducing the area available for the disposal of waste that does not have technical or economically viable alternatives at the time of disposal. Our supply chain may also be a possible party responsible for impacts due to inadequate waste management. Therefore, we prioritize the contracting of companies duly licensed by the competent environmental authorities and conduct qualification audits in the contracting process and inspections during the execution of services. Among the waste generated in our processes are: oily sludge, drilling fluids and cuttings, sludge from industrial effluent stations, spent catalysts, used lubricating oils, spent acidic or basic solutions, fuel filter elements, paper, plastic, wood and civil construction debris. The main sources of process waste generation in our activities include the production and processing of raw materials and intermediate streams, effluent treatment, preventive and corrective maintenance of equipment, engineering works and administrative activities. The figure below illustrates, in a simplified manner, the flow of inputs, activities and outputs related to waste management. PROTECTING THE ENVIRONMENT 2 3 4 5 1 WASTE MANAGEMENT AND SUSTAINABLE DECOMMISSIONING SUSTAINABILITY REPORT 2025 149 PROCESS FLOW OF INPUTS, ACTIVITIES AND OUTPUTS RELATED TO WASTE MANAGEMENT SUPPLY OF CHEMICAL PRODUCTS, RAW MATERIALS AND SERVICES UPSTREAM RESIDUES UPSTREAM IN THE VALUE CHAIN IN-HOUSE ACTIVITIES DOWNSTREAM IN THE VALUE CHAIN PETROBRAS E&P SERVICES & TECHNOLOGY BIOFUELS STORAGE AND TRANSPORT REFINING, GAS AND ENERGY STORAGE AND TRANSPORT NON-AQUEOUS BASE FLUIDS CONSTRUCTION DEBRIS CIRCULARITY MEASURES HAZARDOUS AND NON-HAZARDOUS WASTE PETROLEUM PRODUCTS AND BIOFUELS DISTRIBUTION OF PRODUCTS AND LUBRICANTS DOWNSTREAM RESIDUES OILY SLUDGE OIL PRODUCTS PRODUCTION REUSE, RECYCLING AND RECOVERY REUSE AS FUEL INCINERATION (WITHOUT ENERGY RECOVERY) LANDFILL DISPOSAL OTHERS 2 3 4 5 1 SUSTAINABILITY REPORT 2025 150 The linear production model puts pressure on the environment and natural capital, generating impacts due to the extraction of natural resources and the generation of solid waste. In view of this, we continuously improve product management throughout the lifecycle and seek to close our processes based on the circular economy, reintroducing waste into the production cycle to minimize final disposal in the environment and reduce the need for new raw material extraction. Recognizing the relevance of the topic to the sustainability of our businesses throughout the production chain, we have adopted as our environmental, social and governance (ESG) driver to minimize generation and maximize the reuse, recycling and recovery of waste, promoting circular economy practices and seeking zero disposal to landfills. In the 2026-2030 Business Plan, we reaffirm the commitments to: > Reduce by 30%10 the generation of process solid waste by 2030 (maximum limit of 195,000 t/year); > Allocate at least 80% of this waste to RRR routes by 2030.10 To achieve these targets, we have developed circularity actions aimed at allowing the reuse of waste as raw material for petroleum products or in other production processes. The effectiveness of these initiatives is monitored by indicators that measure the amount of waste generated and the percentage destined for RRR routes. 10 Reference year: 2021. Business segments that were not part of our portfolio in 2021 (Fertilizers and BioQAV) are not within the scope of the commitment. Focused on excellence in Health, Safety and Environment (HSE), we created the Commitment to Life Program (PCV), which brings together structuring medium and long-term projects linked to our ESG commitments, key results and strategic drivers. One of the projects is the ESG Commitment to Circular Economy, which brings together actions aimed at meeting the ESG waste commitments. In 2025, the actions were organized into three deliveries: “Reduction of hazardous solid waste generation” (ten actions), “Reduction of nonhazardous solid waste generation” (eight actions), “Increase in waste destined to RRR routes” (11 actions). We completed 100% of the actions planned for 2025 in the PCV ESG Commitment – Circular Economy project. Among the results, the following stand out: > Progress in diagnostic actions on the generation of contaminated soils in tank storage areas, debris and metal scraps, some of the most relevant process waste generated. This information will allow us to improve controls and mitigate generation; > The implementation of biodigesters for the processing of organic waste from cafeterias at two of our units and, also, of composting routes for this type of waste at seven other units; > The implementation of an RRR route for the spent fluid catalytic cracking (FCC) catalyst, classified as non-hazardous, at the Capuava Refinery (Recap), so that all our refineries now have reuse routes for this waste. In 2025, 8,800 tons of this waste were reused as raw material (7,500 tons) or for the preparation of fuel derived from waste (1,300 tons), in cement plants. Engagement with industry and the business sector We are members of the Circular Economy Thematic Chamber of the Brazilian Business Council for Sustainable Development (CEBDS), the Solid Waste Network of the National Confederation of Industry (CNI) and the Environment Group of Ipieca. We participate in the Special Study Commission on Solid Waste Management and Reverse Logistics of the Brazilian Association of Technical Standards (ABNT/CEE-246) and we also participate as guests in the National Forum of Circular Economy (FNEC). In these forums, we engage with important organizations, evaluate trends and synergies, and discuss best practices in the segment. WASTE MANAGEMENT AND SUSTAINABLE DECOMMISSIONING 2 3 4 5 1 SUSTAINABILITY REPORT 2025 151 Management of impacts related to waste Adequate waste management, in compliance with current legislation and good practices in the oil and gas industry, integrates the principles of our HSE Policy. We follow the waste management hierarchy established in current legislation: non-generation, reduction, reuse, recycling, treatment of solid waste and environmentally adequate final disposal, with the objective of avoiding or mitigating environmental impacts. Since 2013, we have adopted circular economy practices, with emphasis on the reuse of oily sludge in the production of shale oil and green petroleum coke. These practices have reduced the generation of hazardous waste by more than half, from 192,000 tons to 92,000 tons over approximately ten years, minimizing potential negative impacts on the environment and people.11 In 2025, the reuse of oily residual streams, through the recovery of hydrocarbons in the production of shale oil, naphtha and liquefied petroleum gas (LPG), avoided the generation of approximately 77,300 tons of oily waste. In addition to this amount, at the Alberto Pasqualini Refinery (Refap), the operation of the oil recovery unit reused 17,500 m³ of oily residual streams, recovering hydrocarbons and producing green petroleum coke. In our operations on the Amazon, 100% of organic waste is reused. Everything is segregated, transported to a specific area and treated by composting, generating fertilizer used in seed germination and seedling development to restore degraded areas in the Urucu province. To mitigate adverse impacts, we implement preventive and corrective actions established in internal standards and norms, and in national and international technical standards. 11 We report in this chapter the waste information in thousand tons for a better understanding of the quantitative data. In the development of new projects, we use the Front-End Loading (FEL) methodology, which assesses technical, economic and HSE feasibility in phases. In this methodology, all new projects undergo reviews that include analysis of the estimated solid waste generation and identification of opportunities for minimization and reuse. As part of environmental licensing, we conduct studies and define preventive, mitigating and compensatory measures during the installation, operation and decommissioning phases. In 2025, we invested approximately BRL 87,5 million in research and development projects at the Petrobras Research Center (Cenpes) on technologies related to waste reduction, reuse and valorization. We made progress in building partnerships with universities and private companies for the implementation of circular economy practices in the decommissioning of platforms and subsea structures, the construction of circular economy indicators for Petrobras, and the development of innovations aimed at reducing the generation of oil sludge and the use of our waste or the waste from the municipalities where the operational units are located as inputs for high value-added products such as pyrolysis oil, biomethane, syngas, recovered oil, coal dust, fertilizers, green steel, recycled plastic resins, rejuvenated catalysts, anti-corrosive coatings, among others, with diverse applications such as biorefining, agriculture, the construction of new materials, incorporation in asphalt and pavements, additive manufacturing, energy production, steelmaking etc. A noteworthy action was the implementation, in partnership with the Alberto Luiz Coimbra Institute for Graduate Studies and Research in Engineering of the Federal University of Rio de Janeiro (COPPE/UFRJ), of a chemical plastic recycling pilot plant, within the scope of a research, development and innovation project. This initiative represents a significant advance in the sustainable management of urban solid waste (USW), especially flexible plastic waste, which cannot be processed by mechanical recycling. With a physical-chemical recycling capacity of 1 ton per day of plastic waste from Guanabara Bay around the University City, the unit enables the generation of different products that can be used in refineries and the chemical industry, promoting the substitution of fossil raw materials and strengthening the circular economy. The potential of the pyrolysis oil (py-oil) generated as circular raw material will be assessed for coprocessing in oil and gas refining processes and the generation of low-carbon products, such as circular plastics and circular asphalt. This is an initiative aligned with the scope of the EcoCenpes Program, which reinforces our commitment to technological innovation and sustainability and contributes to the circular economy and climate change mitigation. Also in research, development and innovation, we made progress in building partnerships with universities and private companies for the implementation of circular economy practices in the decommissioning of platforms and subsea structures. We also advanced in the construction of circular economy indicators for Petrobras and in the development of innovations that reduce the generation of oil sludge and promote the use of waste as inputs for higher value-added products. We also promote actions for the workforce on waste management. We have updated the Solid Waste Knowledge Trail, with specific courses on this topic to guide and keep employees up to date. In 2025, we conducted the “Sustainability Journey – conscious consumption and waste” training, with 660 participations and trained 683 personnel responsible for the operation of our computerized waste system. WASTE MANAGEMENT AND SUSTAINABLE DECOMMISSIONING 2 3 4 5 1 SUSTAINABILITY REPORT 2025 152 We record information on solid waste management in corporate systems that cover all stages of the process, and we maintain an updated database, the basis of our annual inventory. Environmental performance in waste management is monitored monthly through four corporate indicators: > RSPG: Hazardous Process Solid Waste Generated; > RSNPG: Non-Hazardous Process Solid Waste Generated; > RSPD NRRR: Hazardous Solid Waste Destined for non-RRR routes; > RSNPD NRRR: Non-Hazardous Solid Waste Destined for non-RRR routes; The critical analyses of these indicators are monitored by senior management. Waste governance permeates all levels of the company. We have a Waste Thematic Forum, made up of specialists, which reports to the Environment Commission, which, ultimately, reports to the Board of Directors. Waste generated We classify waste as hazardous or non-hazardous in accordance with ABNT NBR 10004, based on the Code of Federal Regulations12. The National Solid Waste Policy (Law no. 12,305/2010) adopts the same criteria, except for radioactive waste, which has specific legislation. In 2025, we generated 92,000 tons of hazardous process solid waste and 200,400 tons of non-hazardous waste, totaling 292,400 tons. The generation was higher than in 2024 due, mainly, to the generation of dredging sludge, a non-recurring activity. Despite the increase in the generation of non-hazardous waste, we maintain our commitment to minimize waste generation, despite the intensification of our operations. To meet the ESG commitment to waste reduction, we plan new actions of circularity, operational optimization, sustainable contracting and workforce training, aiming to reach 2030 generating, at most, 195,000 tons of process waste. The waste masses are determined by direct weighing or technical estimates (density x volume). In the estimates, we adopt a conservative approach, overestimating the masses, which are subsequently corrected after weighing when sent for final disposal. In 2025, the generation of hazardous solid waste was 34% below the internal limit (140,000 tons), and the generation of non-hazardous solid waste was 10% below the internal limit (223.7 tons). 12 Title 40, Protection of Environmental – Parts 260-265, Hazardous Waste Management Waste disposal In 2025, we disposed of 84,300 tons of hazardous waste and 180,200 tons of non-hazardous waste from our processes. Of the total hazardous waste, 80% was destined for RRR routes. The portion of 17,100 tons was destined for non-RRR routes, below the internal corporate limit (17,800 tons). For non-hazardous solid waste, 78% was destined for RRR routes. Non-RRR routes totaled 40,400 tons, also below the limit (63,800 tons). In total, 78.3% of process solid waste was destined for RRR routes, our best historical result, which brings us closer to our commitment to reach 80% by 2030. Environmentally adequate disposal is carried out by contracted, specialized and duly licensed companies, after approval of the disposal methods by inspection. All waste is transported for environmentally adequate treatment or final disposal, employing licensed suppliers for transport and disposal. In 2025, we transported 84,300 tons of hazardous waste and 178,600 tons of non-hazardous waste. In the year under review, there were no international shipments of waste13. The difference between waste generated and disposed of stems from safe temporary storage for batch formation and logistics, and may transit between fiscal years. 13 Law no. 12,305/2010, which establishes the National Solid Waste Policy, does not cover the radioactive waste, which is treated by specific regulations (for example, the regulation of the National Nuclear Energy Commission (CNEN) no. 8.01/2014). Despite this, we report that in 2025, approximately 1,381 tons of Class 2.2 radioactive waste were sent for disposal – Waste Containing Natural Radionuclides: oil extraction and exploration waste, containing radionuclides of the decay series of uranium and thorium in activity concentrations or activities above the clearance levels established in the regulation ANSN 3.01/2025, to a company licensed in Texas-USA. For this process, there was no objection from CNEN/ANSN, and the transportation plan was licensed by the Brazilian Institute of the Environment and Renewable Natural Resources (Ibama). WASTE MANAGEMENT AND SUSTAINABLE DECOMMISSIONING 2 3 4 5 1 SUSTAINABILITY REPORT 2025 153 Drilling fluids We adopt operational efficiency actions aligned with offshore industry practices, maximizing the use of inputs and minimizing waste landed onshore. Some practices increase the useful life of non-aqueous-based fluids, such as solids control and storage for assessment and possible reuse in other projects. In addition, the use of dryers reduces the organic base content adhered to drill cuttings, allowing for environmentally adequate disposal, in accordance with current legislation and the determinations of the competent authorities. In 2025, we generated 3,800 tons and disposed of 4,700 tons of cuttings and water-based fluids from exploration and production processes in onshore operations or landed from offshore operations14. We also generated 6,200 tons and disposed of 6,400 tons of non-aqueous-based cuttings and fluids. The increase in the generation of cuttings and fluids compared to the previous year reflected the expansion of onshore well drilling campaigns, while maintaining the adoption of environmentally appropriate management and disposal practices for these materials. In addition, 5,200 tons of non-aqueous-based fluids and cuttings classified as non-hazardous were generated and do not integrate our process indicators due to their effluent characteristics. We adopt environmentally adequate treatment alternatives or final disposal for these materials. 14 The total of cuttings and water-based fluid waste reported refers to those that are landed as hazardous waste according to NBR 10004. Oily sludge Oily sludge is among the main hazardous waste of the oil and gas industry, especially in the cleaning of oil and products tanks and effluent drainage and treatment systems. In recent years, we have implemented circular economy practices for the reuse and valorization of this waste. Despite the reuse actions, in 2025, we generated 31,400 tons and disposed of 31,200 tons of oily process sludge. For the portion not reused as raw material in petroleum products, 30,800 tons were sent for energy reuse, and less than 100 tons were destined for landfill. Divestment processes We have systematics for decommissioning and divestment of assets, in addition to HSE policies and standards, which guide the planning and execution of these activities in offshore and onshore assets. The prevention of accidents and spills is carried out in all assets in which we are operators or have a stake, throughout the entire lifecycle, from planning to decommissioning or sale, always with monitoring by control bodies. In divestments, we adopt rigorous criteria for the selection of buyers, ensuring their technical, financial and operational capacity to safely continue the business. All commitments and requirements regarding the prevention of accidents and spills are disclosed to potential buyers and maintained by us until the transfer of the asset at the closing of the transaction. Our systematics also provides for post-closing monitoring, ensuring that contractual obligations are met and that the new operator adequately implements safety and environmental management. WASTE MANAGEMENT AND SUSTAINABLE DECOMMISSIONING 2 3 4 5 1 SUSTAINABILITY REPORT 2025 154 criteria – environmental, technical, safety, social and economic – to identify the most adequate alternative. In compliance with ANP Resolution no. 817/2020, the Decommissioning Programs for Offshore Facilities (PDI) are evaluated and approved by ANP, Ibama and the Navy according to the attributions of each body: Ibama analyzes the solutions from an environmental perspective; ANP assesses the technical adequacy to industry best practices; and the Navy verifies the safety of navigation and other uses of the sea. In offshore systems, the PDI covers three major scopes: (i) platform, (ii) wells and (iii) subsea systems. Activities include cleaning and conditioning of platforms, pipelines and equipment; treatment and disposal of waste; disposal of tailings in accordance with current legislation; safe and definitive plugging of wells; disconnection and disposal of subsea systems; and dismantling and recycling of platforms and equipment. Between 2026 and 2030, we will invest more than US$ 9,7 billion in the decommissioning of assets. Approximately 70% allocated to wells and 30% to equipment, including platforms and subsea systems. We have as non-negotiable values the health and well-being of people, the protection of the environment, the safety of operations, and we have the ambition to be a global reference in decommissioning, generating value with sustainability, safety and care for people and the environment. We seek to turn decommissioning into a value driver, aligned with our commitments to the country’s economic development, sustainable innovation and the improvement of the quality of life of society, respecting human rights and the environment, and contributing to the achievement of the Sustainable Development Goals (SDGs). We implement initiatives to prevent and minimize risks, costs and adverse impacts on the various stakeholders – workforce, communities and the entire supply chain – while seeking to expand positive impacts and social benefits, in addition to promoting the safety and economic efficiency of projects, strengthening value networks. Sustainability in the choice of decommissioning alternatives We observe sustainability criteria in the assessment of decommissioning alternatives. Each system is analyzed individually considering its characteristics and those of the environment in which it is located, and we propose to the regulatory bodies the most efficient alternative. In partnership with the Federal University of Rio de Janeiro (UFRJ - COPPE), we have developed a multi-criteria analysis methodology to support decisions on alternatives for the decommissioning of subsea systems, adapted to the Brazilian context. The methodology evaluates six main criteria (technical, environmental, social, waste management, safety and economic), subdivided into 37 sub-criteria. Among the social and waste aspects, restrictions on fishing activities, job generation/maintenance and greenhouse gas emissions (climate impacts) stand out. We also assess sustainable reuse alternatives for platforms, valuing circularity. When reuse is not possible, floating platforms will be recycled, following best practices for sustainable disposal with a focus on circular economy, safety and respect for people and the environment. The mooring strategy for floating platforms is also part of the process, reducing risks to people, operations and the environment, and mitigating impacts generated from offshore and logistics activities, resulting in the reduction of greenhouse gas emissions. After the transfer, the new operator assumes responsibility for all commitments and requirements for the prevention of accidents and spills. These commitments are established and inspected by various control bodies such as the National Petroleum Agency (ANP), the Brazilian Institute of the Environment and Renewable Natural Resources (Ibama), the Brazilian Navy, the Fire Brigade and state environmental agencies, all participants in the divestment process. Decommissioning processes The active management of the exploration and production (E&P) portfolio considers decommissioning a legal requirement applied when the lifecycle of facilities ends, or in revitalization projects that replace old systems with new ones. It is a natural process of the oil and gas industry, which will be increasingly frequent in Brazil, given the proximity of the end of the useful life of several offshore systems. Decommissioning involves activities such as: definitive interruption of operations, permanent abandonment and razing of wells, adequate disposal of deactivated facilities, materials, waste and tailings, in addition to the environmental recovery of the areas. Before deciding on decommissioning, we conduct studies to assess the reuse of system components, such as platforms. The current condition of the assets, the renovation potential and the economic viability of reuse compared to decommissioning are analyzed, seeking resource efficiency and avoiding waste, for the benefit of the company and the environment. Once the need for decommissioning is confirmed, we plan and execute the activities in accordance with current regulations, following rigorous safety standards and analyzing project alternatives based on multidisciplinary WASTE MANAGEMENT AND SUSTAINABLE DECOMMISSIONING 2 3 4 5 1 SUSTAINABILITY REPORT 2025 155 Innovation To promote increasingly safe, efficient and sustainable operations, we adopt new technologies and operational solutions. For example, in the decommissioning of offshore wells, we have consolidated actions that improve interventions, simplifying operational steps and implementing pioneering technologies. Among these technologies, the use of new, more efficient materials for the definitive plugging of wells and the use of dynamic positioning rigs at shallow depths stand out, reducing the use of anchored rigs. Social and Economic The PDIs present information from our social responsibility management system, including social diagnosis, social responsibility plan (with mitigating measures for identified risks) and initiatives supported by the Petrobras Socioenvironmental Program. These actions cover the entire lifecycle of the assets and demonstrate our commitment to the safe execution of decommissioning. The social risks of decommissioning projects are assessed and mitigating measures are implemented, in accordance with the internal standard Manage Social Risks throughout the Business Lifecycle. In an unprecedented initiative, we benefited five institutions through a public call for the receipt of donations of accommodation items from platforms being decommissioned in the Campos Basin, such as mattresses, air conditioning equipment and furniture, reinforcing our commitment to sustainability and contributing to local development. The sustainable disposal policy for floating platforms We monitor discussions on platform dismantling and recycling, bringing the best environmental and market engagement practices to the Brazilian scenario to ensure the sustainable execution of our projects. In 2023, we implemented guidelines for the sustainable disposal of our own floating platforms, reducing the risks of human rights and environmental violations, by incorporating requirements such as: > Safe recycling of the fleet, protecting the environment and shipyard workers; > International compliance, requiring compliance with regulation (EU) no. 1,257/2013 for recycling abroad; > National compliance, with presentation of specific licenses, waste management, compliance with environmental, safety and health standards, including subcontractors; > Contaminant containment technologies in shipyards; > Waste reduction actions, prevention of impacts on biodiversity and stimulation of the circular economy; > Prior inventory of hazardous materials and waste, prepared by the company, to guide the recycling plan; > Monitoring of recycling activities; > Adherence to our commitments, including control of carbon emissions, fight against corruption and respect for human rights. The new model expands our monitoring and reinforces alignment with international ESG best practices. Biodiversity Floating platforms in decommissioning need to be transported from their location in the production field to the final destination, often over long distances. Thus, the proposed navigation route considers social and environmental risks associated with this stage, such as fouling by exotic species, and seeks to mitigate them. After years of operation, the hulls of platforms may contain exotic encrusted species. To reduce the risk of bio-invasion in sensitive areas, navigation routes are planned to avoid areas of high biodiversity value and environmental sensitivity, prioritizing the route through deep zones away from the coast, crossing shallow regions through the shortest possible route. Artisanal fishing areas are also avoided, whenever possible, since the slow convoy used for towing may cause spatial conflict with this vulnerable fishing method. Governance and Transparency We maintain specific policies, guidelines, standards and systematics for onshore and offshore decommissioning. To improve transparency and communication with our stakeholders, we maintain a relationship plan and a page on decommissioning on our website. The topic is addressed in the Social Communication Projects (PCS) and Workers’ Environmental Education Programs (PEAT), in the Sustainability Report (a material topic since 2022) and in the Climate Change and Human Rights and Corporate Citizenship Supplements. These initiatives strengthen our credibility and broaden the dialogue with workers, communities, shareholders, government, investors, customers and regulatory bodies, offering greater predictability to the market and the supply chain. WASTE MANAGEMENT AND SUSTAINABLE DECOMMISSIONING 2 3 4 5 1 SUSTAINABILITY REPORT 2025 156 compliance with HSE requirements and sustainability guidelines throughout the entire process. In this way, we continue transforming with responsibility, placing the safety of people at the center and the protection of the environment as a legacy. In recognition of our sustainable practices, for the third consecutive year, we were mentioned by the NGO Shipbreaking Platform, among the companies with responsible sustainable disposal practices. The NGO is dedicated to monitoring practices and promoting the safe and environmentally responsible dismantling of vessels, being a reference for European investment funds that invest in companies that own ships, such as Petrobras. This mention highlights our commitment to lead initiatives that promote the adequate disposal of vessels, highlighting our continuous effort to advance toward a more sustainable future, with safety, respect for the environment and human rights. The steel industry is directly benefited by the scrap metal resulting from the recycling process, while expanding opportunities for other segments, such as companies that demand materials from dismantling, the waste management chain, cargo transport, academia, technology developers and the shipbuilding industry. The circular economy is a strategic vector for the sustainability of the supply chain, by combining operational efficiency, reduction of environmental impacts and generation of long-term value. The sustainable disposal of floating platforms, the responsible commercialization of scrap, and the reuse of equipment are central elements of this approach. In 2025, we improved the criteria for the disposal of ferrous scrap, prioritizing logistical efficiency in the delivery for final disposal. The initiatives focus on maximizing transport capacity, optimizing routes and adopting more efficient operational solutions, such as the removal of flexible lines from the port, reducing costs, emissions and logistical complexity. In the same period, the sale of approximately 80,000 tons of ferrous scrap for disposal began, originating from production processes, structurally incorporating sustainability requirements into the sales contracts. > The contracts began to adopt clear and objective criteria, including: multi-criteria decision, balancing economic return and environmental performance; > Mandatory sustainable disposal, with the directing of ferrous scrap to electric furnaces in steel mills; > Reduction of emissions, with estimated savings of 1,5 t of CO₂ per ton of steel produced; > Scaling of the approach to other groups of materials, expanding the application of the principles of the circular economy beyond platforms, to different flows of recyclable materials. These initiatives reinforce the commitment to integrating sustainability into operational and commercial decisions, consolidating the circular economy as an instrument of logistical efficiency, decarbonization and sustainable value generation. Considering that, in general, more than 90% of the total weight of a floating production, storage and offloading unit (FPSO) is composed of metals that will be reused in national steel mills, the guidelines for sustainable disposal of vessels contribute to the circular economy, reducing the environmental impacts of ore extraction and the reduction of national greenhouse gas (GHG) emissions. The processing of scrap metal emits less GHG than the processing of iron ore, in addition to fostering ecosystems for the reuse of materials and equipment, the creation of jobs and the development of a national vessel recycling market. In 2025, we initiated the auction processes for platforms P-19 and P-26, reinforcing the company’s strategy for the sustainable management of the asset life cycle and for strengthening the circular economy in Brazil, which began with the sales of P-32 and P-33. In these processes clear parameters of safety, sustainability and transparency: recycling with material recovery, and adequate disposal of waste and tailings, reducing environmental impacts and generating economic benefits. We further emphasize that the strategy for the disposal of components from decommissioned systems is defined only after an internal evaluation of their potential for reuse in other assets. The new tender incorporates lessons learned from P-32 and P-33 and presents operational advances by maintaining strict HSE and ESG requirements, allowing recycling on impermeable soil and providing for pre-dismantling by the buyer, with a detailed technical plan, measures that increase attractiveness and ensure sustainable disposal in national territory. We maintain the already consolidated sales model, in which we do not directly carry out recycling, which is the responsibility of the buyer; however, we monitor the activities of the winning company rigorously, ensuring WASTE MANAGEMENT AND SUSTAINABLE DECOMMISSIONING 2 3 4 5 1 SUSTAINABILITY REPORT 2025 157 Project execution The P-32 platform was unanchored in November 2023 and headed to the shipyard, starting the recycling process. The recycling plan prepared by Gerdau-Ecovix includes procedures from the receipt of the unit to dismantling in dry dock to the final disposal of waste. The execution is being monitored to ensure safety, environment, occupational health and social responsibility in a sustainable manner throughout the recycling process. Approximately 50% of the recycling process was completed in 2025. The P-33, which left its location in February 2024, remains provisionally moored at the Port of Açu. Likewise, the P-26, unanchored in November 2024, is moored at the Port of Açu, awaiting definition of its final disposal. The hiring of temporary mooring services and facilities for floating units in decommissioning aims to mitigate environmental, operational and occupational risks, in addition to reducing costs by shortening the time the platforms remain in the offshore location until the definition of the final disposal (facility where dismantling and recycling will be carried out). With these services, we expand efficiency, reduce costs and increase safety from the environmental, occupational and operational perspectives. As for platforms P-35 and P-37, in December 2025 we initiated the bidding process for the dismantling of the topside systems and naval systems, and, in parallel, the possibilities of reusing the hull for future projects are being assessed. Regarding the decommissioning activities of wells and subsea systems in 2025, we carried out 53 abandonment interventions in offshore wells, 76 pull outs and the collection of approximately 215 km of flexible pipelines. However, some structures may have as a decommissioning alternative the permanence on the seabed. In this context, in 2025, we received approval to keep the flowlines rigid associated with the decommissioning of P-18 on the seabed. This alternative is provided for in the legislation and is admitted when studies indicate that it best balances the factors considered, being implemented after the cleaning and conditioning of the structures, with no risks or adverse impacts on the environment, navigation safety or socioeconomics of the region. In 2025, we advanced in the decommissioning actions of offshore wells in shallow waters, completing the permanent abandonment of nine wells located in the offshore environment. Over the next five years, we will continue implementing our decommissioning program, with a focus on sustainability, safety, operational efficiency, and care for people and the environment, aiming to consolidate benchmarks and best practices for the industry.. Information on the minimum notice period for operational changes and programs for the development of employee skills and assistance for career transition can be found in the chapter Labor practices and equal opportunities Onshore decommissioning processes Planning and assessment are fundamental stages of the onshore decommissioning process, involving the definition of objectives, risk analysis and the elaboration of a plan with consultation of stakeholders. This approach ensures that the chosen alternatives are aligned with corporate guidelines and legal requirements. The process includes inspections, assessment of well conditions, disconnection of equipment, cleaning and decommissioning of pipelines, permanent abandonment, razing and environmental recovery of the areas. The activities are authorized by regulatory bodies and follow legal requirements. As with offshore assets, the projects are submitted to ANP, and onshore environmental licensing is conducted by state environmental agencies. Environmental recovery is essential to restore the conditions of impacted areas. Environmental conditions are rigorously monitored, ensuring the mitigation of impact and the return of the areas to society. In 2025, we carried out the decommissioning of onshore wells in various concessions, including 13 permanent abandonments, 11 destructions, demolition of the bases of 34 wells and the complete environmental recovery of ten wells that were fully environmentally recovered. WASTE MANAGEMENT AND SUSTAINABLE DECOMMISSIONING 2 3 4 5 1 SUSTAINABILITY REPORT 2025 158 PROCESS ACCIDENT PREVENTION AND MANAGEMENT GRI 11.8.1, 11.8.2 Accident prevention and management bring together strategies, plans and practices adopted by the company to ensure the safe operation of its assets and logistics activities, maintaining the readiness of emergency response systems, mitigating impacts on people, the environment, infrastructure and reputation. This action prioritizes proactive prevention and the capacity for integrated action with the public authorities, partners, communities and other actors – including spill response actions at sea to protect sensitive areas. It also covers corporate security risks arising from intentional third-party interference in pipelines, especially clandestine taps. In our activities involving large volumes of oil and products, the proper management of processes is essential to avoid loss of containment and spills. Due to its relevance, the topic integrates the principles of our Health, Safety and Environment (HSE) Policy. In addition, we continuously seek to improve the integrity and reliability of our facilities with the ambition, as defined in our 2026-2030 Business Plan of reaching zero fatalities and zero spills. Learning from accidents is conducted by the Analysis and Learning Commission, which evaluates causes and recommends preventive actions. In this context, the Corporate Comprehensiveness Commissions evaluate events subject to comprehensiveness and forward actions for implementation. These results may be communication materials, dissemination of lessons learned and working groups to reinforce organizational learning. Among the main preventive initiatives, the following stand out: > Dynamic Management of Process Safety Barriers project: a technological solution that aims at the integrated, dynamic and real-time monitoring of safety barriers, supporting decisions based on risk analysis; > Safety Capabilities Improvement project: actions for the prevention of high-potential accidents. Emergency plans are made available before the start of operation of any facility. The Emergency Response Plans (PREs) are prepared and updated based on risk analysis and follow applicable legislation, our internal standards, and identified improvements. They are articulated with other plans, such as: Individual Emergency Plan (PEI); Oil Spill Emergency Plan (PEVO); Plan for the Protection of Fauna and Vulnerable Areas (PPFAV); Radioprotection Plan; Corporate Contingency Plan (PCCorp); and Mutual Aid Plan (PAM). The PCCorp provides technical and logistical support to mobilize additional resources in Brazil and abroad. These resources are distributed across the Environmental Defense Centers (CDAs), including their advanced bases and advanced posts, located at various points in the national territory. They are mobilized through the Emergency Response Center (CAE). In addition to the CDA system structure, we are partners of Oil Spill Response Limited, specialized in emergency response related to oil spills. It provides support with complementary resources in cases of national or international response (Tier 3), including the use of capping (containment) and aircraft for the application of chemical dispersants in scenarios of blowout (loss of well control of subsea wells). We are also members of the Association of Oil, Gas and Renewable Energy Companies of Latin America and the Caribbean (ARPEL), with the objective of improving internal processes and exchanging technical knowledge with other operators and regulators in Latin America. At the Petrobras Research Center (Cenpes), we maintain ongoing research on chemical dispersants, environmental monitoring, impact assessment, ecotoxicity, modeling and studies on the behavior of oils at sea. Additionally, the contingency equipment park is continuously updated with more efficient technologies, for onshore, coastal and offshore use, reinforced by international partnerships that expand access to cutting-edge resources. Oil and oil products spills We invest in the continuous improvement of the integrity and reliability of facilities, processes and operational practices. In 2025, we kept the volume of oil and petroleum product spills significantly below our alert threshold (108 m³), recording 3 m³ in spills of more than 1 barrel (0.159 m³), across five occurrences. Of this total, 0.7 m³ reached the soil due to one event and was subsequently recovered. The other spills occurred in the marine environment. There was no oil recovery, since the volumes, types of oil and environmental conditions made recovery by vessel unfeasible. The slicks were monitored with eventual mechanical dispersion when activating the PRE. No impact on sensitive marine areas or unusual sensitive areas was identified. PROTECTING THE ENVIRONMENT 2 3 4 5 1 SUSTAINABILITY REPORT 2025 159 Response measures adopted in cases of significant spills In offshore occurrences, the actions follow the PEVO and the establishment of the Response Organizational Structure (EOR) to coordinate the activities. Among the actions, the identification and blocking of the spill source stand out; the mobilization of Oil Spill Response Vessel (OSRV)-type vessels for assessment, mechanical dispersion, containment and oil collection; in addition to the use of aircraft for diagnosis by overflight and guidance to the mobilized vessels. In onshore occurrences, we activate the PREs and establish the EOR, performing maneuvers to interrupt the spill source. Emergency response, security and cleaning teams are mobilized, in addition to equipment to collect the spilled oil. Subsequently, we carry out comprehensiveness based on accident investigation, acting preventively in units with processes or equipment similar to the root cause, strengthening the safety of operations. We adopt health and safety practices that ensure the readiness of contingency bases and promote safe and efficient responses, with the efficient action of specialized teams. Transpetro has computerized systems to monitor the integrity of its assets, which assist with preventive maintenance and contribute to the reduction of spill risks. Through the National Control and Logistics Center, Transpetro monitors 95% of the pipeline network, monitoring operations in real time and enabling rapid responses for spill prevention. Transpetro’s spill prevention strategy includes: a. Inspection, maintenance and integrity of equipment, oil pipeline systems and pipeline rights-of-way; b. Compliance with procedures, training and control of process variables; c. Relationship with communities located around pipeline rights-of-way; d. Use of ship voyage management systems, aimed at fuel consumption efficiency and emissions reduction; e. Development of pilot projects aimed at reducing ship fuel consumption. At Petrobras Biocombustível (PBio), in case of spills, the PREs specific to each operational unit are executed. Emergency actions prioritize the identification and interruption of the spill source, isolation of the area, and the cleaning and removal of the spilled product. The maneuvers are coordinated by contingency teams, considering the nature of the spilled product, its characteristics and potential risks to human health and the environment. Depending on the magnitude of the event, the EOR is mobilized to coordinate communication, logistics, security and operations, involving everyone from local teams to units of the Petrobras System, regulatory bodies and government authorities. We register and classify anomalies to define corrective actions and analyze comprehensiveness, issuing HSE alerts and lessons learned. This information identifies basic causes and is shared in all our units to avoid recurrences. The information and data on accidents are analyzed via management indicators, with monitoring by senior management and presented monthly in commissions and forums provided for in our corporate governance. PROCESS ACCIDENT PREVENTION AND MANAGEMENT 2 3 4 5 1 SUSTAINABILITY REPORT 2025 160 Use of technology in operational safety The development of safer technologies and the application of HSE requirements in investment projects are essential for our activities. We have accident rates that are a reference in the oil and gas industry, and we continue to challenge ourselves to expand the safety of our workers. In 2025, the Innovation Laboratory in Safety (LIS), of Cenpes, advanced in the development of technological solutions aimed at the elimination of fatalities, the reduction of accidents and the decrease in team exposure (HHER – hours of human exposure to risk). The initiatives maintain a strategic focus on asset integrity and the management of process safety barriers. The projects are conducted in partnership with science and technology institutions (ICTs) and companies, validated in controlled environments, and follow best practices in occupational safety, process safety, risk management and the prevention of major accidents, in addition to innovation. Among the main highlights are: > HSE Supervisory System (S³MS): identifies risk situations and issues alerts via cameras with artificial intelligence, including operational deviations and safety non-conformities; > MiniROVs: small-sized underwater robots used for internal inspections of ballast tanks, underwater hydroblasting, thickness and electrochemical potential measurements in stationary production units (UEPs). They also support the control of biofouling (in places that are more difficult to access) and decommissioning processes; > Biofouling removal robots: underwater equipment under development for the removal of microfouling (up to 5 cm thickness of barnacle/coral) and macrofouling (over 5 cm). They initially function as support to the diver, increasing efficiency and keeping them away from the hull, and will soon evolve to teleoperated operation; > Smart personal protective equipment (PPE): wearable electronic devices that monitor the vital signs and location of workers in emergencies, allowing for faster and more effective responses; > New service overalls: development of fabrics with greater fire protection without compromising thermal comfort, providing greater safety and wellbeing for users; > AjudAI Chatbot: a tool that facilitates access to SAP content from E&P units, allowing quick consultation of equipment information, maintenance notes and operational records; > Human and Organizational Factors in Industrial Safety (FHOSI) project: application of the assessment methodology in 20 units - including logistics, thermoelectric plants, refineries, rigs and floating production, storage and offloading units (FPSOs) – identifying opportunities for improvement in the safety culture and in the organizational aspects that influence human performance; > Diving Monitoring System (SMM) project: delivery of a prototype of wearable devices (wearables) for real-time monitoring of divers, tested in real situations; > Inductosense: wireless sensor technology based on RFID/NFC for thickness measurement of static equipment, contributing to mechanical integrity and failure prevention, reducing HHER in inspections at heights; > Artificial Intelligence applied to Safety: initiatives in Dynamic Barrier Management (GDB), Safety Digital Twin, Risk Based Inspection (RBI) for the optimization of the integrity of critical equipment, and Energy Release, Isolation and Blocking in productive equipment (LIBRA), fundamental for process risk management and operational integrity. Drilling automation With a focus on the protection of people and the sustainability of our operations, we are advancing in the automation of the drilling of part of our drilling rig fleet by 2030. This initiative, in addition to reducing the average drilling time of offshore wells, provides financial and environmental gains, while minimizing the exposure of teams to areas of greater operational risk (“red zone”). The operator now supervises automated command sequences in safe environments, either inside the facilities or remotely on land. Beyond the drilling phase, we invest in innovative technologies that ensure the integrity and safety of wells throughout their productive life. The use of Digital Twin for integrity management stands out, enabling continuous and predictive monitoring of operational conditions, anticipating potential failures and optimizing interventions. Real-time monitoring of pressures and other critical parameters during production contributes to preserving the integrity of wells, expanding the protection of people, the environment and assets, in line with our commitment to sustainability and operational excellence. PROCESS ACCIDENT PREVENTION AND MANAGEMENT 2 3 4 5 1 SUSTAINABILITY REPORT 2025 161 Meteorological-oceanographic management We have implemented a routine of daily meteorological-oceanographic information briefings in the main operations integration forums. In 2025, more than 1,500 briefings were held, enabling better control and safer planning of operations. With the commitment to protect people and promote increasingly safe environments, we continuously seek the adoption of best practices and technological solutions that ensure the integrity and reliability of subsea facilities. Sea Chest plugging diverless with Remotely Operated Vehicles (ROV) Observation For the first time, in partnership with the company EM&I, we implemented sea chest plugging and unplugging activities in a diverless (without divers) manner, with the pioneering case on the P-75 platform, located in the Búzios field, in 2024. The operation eliminated the risks associated with diving and ensured the operational continuity of the platform. This activity, which represents a relevant portion of the diving demand in our business plan, involves critical tasks such as valve replacement and repair, biofouling system and internal cleaning of sea chests. With the success of the initial experience, we signed an addendum allowing up to seven additional diverless activities, and a contract is being prepared to expand the scale of the operation to multiple units. Offshore inspections with robotics, drones and guided wave testing The adoption of drones, climbing robots and guided wave testing has significantly reduced the exposure of workers to risk in offshore pipeline inspection services, expanding reliability and operational safety. Diverless Synergy Program With the Diverless Synergy Program (PSD), we seek to reduce dependence on human diving in inspection, maintenance and repair operations of subsea assets. The initiative reflects the need to increase safety, reduce costs and optimize logistical efficiency, while contributing to environmental sustainability and alignment with corporate goals for reducing greenhouse gas emissions. The PSD introduces the concept of diverless operations, using ROVs (Remotely Operated Vehicles) and remotely controlled systems to replace direct human work in risk areas, transferring control to onshore centers and significantly reducing the need for offshore personnel. In 2025, we achieved an 86% reduction in diving activities based on an equivalent demand analysis. This result was made possible by the incorporation of guidelines for technology selection, planning, supplier integration and risk management, promoting repeatability in operations, regulatory compliance and traceability of activities, enabling audits and realtime performance analysis. In strategic terms, the PSD aims to structure a portfolio of scalable diverless solutions, allowing for a quick response to demands across all our units. PROCESS ACCIDENT PREVENTION AND MANAGEMENT 2 3 4 5 1 SUSTAINABILITY REPORT 2025 162 Asset integrity management Asset integrity management involves the continuous monitoring of platforms, refineries, thermoelectric plants and gas processing assets, ensuring that they remain suitable for their use. This monitoring reduces the possibility of adverse impacts on people’s safety, facilities, the environment, and production. Inspections are carried out to detect failures and execute preventive or corrective maintenance, with emphasis on scheduled maintenance shutdowns. Shutdowns occur at intervals defined according to the characteristics of the assets and are meticulously planned, with scope and contracting aligned with the guarantee of integrity and high operational reliability. In 2025, we carried out 156 thermoelectric shutdowns, 41 in natural gas assets and 43 in refining units. At Petrobras Biofuel, we carried out five total shutdowns, 19 partial as scheduled and nine partial shutdowns by opportunity at the biodiesel plants. In exploration and production assets, there were 27 scheduled shutdowns on platforms. The planning and execution of maintenance shutdowns are conducted based on structured governance processes, which involve integration between technical, operational and corporate areas, risk assessment, prioritization of critical interventions and the systematic monitoring of execution. This model seeks to ensure predictability, efficiency in resource allocation, compliance with safety, environmental and asset integrity requirements, as well as the mitigation of impacts on operational continuity. Our commitments to life, the environment and operational safety have always been present in our activities developed in 2025. Information on our 15 HSE Guidelines can be found on our website Our HSE practices are based on corporate HSE guidelines, convergent with the Operational Safety Management System. This system consists of a set of practices prepared by the National Petroleum, Natural Gas and Biofuels Agency (ANP) for the segments under its responsibility, aiming to ensure the operational safety of industrial facilities. Combating clandestine taps In 2025, we strengthened our integration with Transpetro in actions to combat fuel theft from pipelines (clandestine taps). We act in combating clandestine taps in a multidisciplinary manner. Our actions are supported by three main pillars: relationships with communities surrounding pipeline rights-of-way, with the availability of a free channel for reports with improved service; adoption of technologies such as the implementation of a control center dedicated to pipeline protection, with uninterrupted operation; and collaboration with public security bodies. The results obtained in recent years are a consequence of this integrated and consistent action. Between 2018 and 2025, 909 clandestine taps were recorded, generating expenses of approximately BRL 1.5 billion in confrontation and mitigation actions. In 2025, we recorded 30 occurrences in the pipelines of the Petrobras System. Compared to the historical maximum of 2018 (261 occurrences), there was a 90% reduction in fuel thefts or attempted thefts. It should be noted that all 2025 occurrences took place in rural areas with low population density, which reduces the risk to people’s lives. Throughout the year, in addition to community relationship activities, we reinforced topics such as pipeline integrity and right-of-way preservation through meetings, lectures, drills and technical visits. We also held, in November, the Second Pipeline Protection Forum – Keeping the Guard High, continuing the 2024 initiative and promoting the discussion of strategies with the areas directly involved in combating fuel theft. Process safety We monitor our process safety performance through indicators aligned with industry best practices, allowing for performance comparison against our peers. We monitor the Number of Process Safety Anomalies (NASP) and the Process Safety Anomaly Rate (TASP). These indicators record the occurrence of accidents, characterized by primary containment losses, with unplanned or uncontrolled releases of hazardous products or energy in processing facilities. These accidents have the potential to cause environmental impacts, damage to facilities and to people’s health. The most serious process safety accidents are classified as Tier 1, while less serious ones are classified as Tier 2.15 In 2025, we recorded a total of 18 accidents classified as Tier 1 and 40 Tier 2 accidents. In the same year, Transpetro recorded one Tier 1 accident and four Tier 2 accidents. This data is consolidated and can be observed in the following chart. 15 These indicators follow the guidelines in API RP 754 – Process Safety Performance Indicators for the Refining and Petrochemical Industries and the publication IOGP RP 456 – Process safety – Recommended Practice on Key Performance Indicators. PROCESS ACCIDENT PREVENTION AND MANAGEMENT 2 3 4 5 1 SUSTAINABILITY REPORT 2025 163 EVOLUTION OF NASP TIER 1 AND NASP TIER 2 INDICATORS1 (CONSOLIDATED) Within the scope of the Commitment to Life Program, we advanced in the implementation of technology that allows the dynamic management of the integrity and availability of protective barriers against process accidents in our industrial facilities, totaling 60 process units with the system implemented. The solution was integrated into risk management systems, providing information for more effective decision-making with a focus on risk management. Dynamic barrier management improves the efficiency of risk management processes and ensures more aligned responses in the prevention of process safety accidents. Information on Process Safety Fundamentals can be found in the chapter Safety, health and well-being Emergency preparedness and response Our HSE management defines in its Guideline 11 – Contingency that emergencies must be foreseen and confronted quickly and effectively. In response to emergencies, we integrate efforts to reduce impacts on people, the environment, property and our image. Contingency management is composed of the following processes: Plan Contingency, Maintain State of Readiness and Respond to Emergency. They are in compliance with current legislation and with business risk management. We carry out projects and initiatives that improve the prediction and assessment of accident scenarios, the identification and sizing of applicable resources and technologies, as well as the continuous analysis of possible social, environmental and economic impacts. Training initiatives strengthen the HSE culture by including actions in education, training and awareness of the public involved. Our corporate educational system provides a matrix of courses and a development trail for action in contingency. In 2025, we offered training in remote learning and synchronous modalities, totaling 8,902 training completed in methodologies and technologies related to organizational structures of emergency response. To improve the preparation in addition to training and to assess the performance of the response teams, we periodically carry out simulated exercises that reproduce scenarios such as oil spills, fires, explosions and care for victims. These exercises may involve public bodies, communities and other stakeholders. In 2025, we carried out 17 complete drills covering the typologies of communication, table top and field drills, with scenarios of greater complexity. Our units and facilities executed about 6,000 operational exercises in the last year. We also support companies with equity interests abroad in the planning and execution of drills. In association with Petrobras International Braspetro B.V. – Colombia branch (PIB-COL), we developed initiatives to improve emergency readiness in pioneering wells in Colombia. The actions included training in the incident management model, planning of communication drills and activation of the EOR PIB-COL in tabletop and field drills. More information about the Drills can be found in the ESG Datasheet Contingency management integrates several units, facilities and activities operated by us, at different organizational levels, with Emergency Response Plans (PRE) prepared for local, regional and national service. Each facility has its PRE that identifies scenarios and measures to control events and mitigate impacts. This plan is continuously exercised and improved through training, drills and exercises. The Emergency Response Center (CAE) centralizes communications and emergency services in the Petrobras System, operating 24 hours a day, seven days a week. The CAE is responsible for activating the EOR and mobilizing the resources provided for in the Corporate Contingency Plan (PCCorp). In larger incidents, when local resources are insufficient, specialized corporate structures complement the response, ensuring integrated action. In situations involving partners, they are notified and integrated into the EOR for monitoring of contingency actions. PROCESS ACCIDENT PREVENTION AND MANAGEMENT 2020 2021 2022 2023 2024 2025 10 7 12 21 15 19 70 53 33 42 40 44 NASP TIER 1 NASP TIER 2 1 The data include Petrobras S.A., Transpetro, TermoMacaé and TermoBahia. 2 3 4 5 1 SUSTAINABILITY REPORT 2025 164 We have a process standard for action with communities in emergency situations, with guidelines, requirements and procedures for prevention, mitigation, preparation, response and recovery. The actions are aligned with the National Civil Protection and Defense Policy (Law no. 12,608/2012) and are aligned with our Social Responsibility Policy, HSE Corporate Policy and Guidelines, Communication Policy and Crisis Management Guide. Annually, our local social responsibility plans include actions to strengthen the culture of risk prevention in communities, providing guidance on safety procedures in the event of an emergency. These actions are carried out through lectures, visits to facilities, and emergency drills involving this audience. The Environmental Defense Centers (CDAs) act as a second response in accidental events with oil spills, and in specific situations, expand their action to other types of impact, seeking to reduce damage to people, the environment and our facilities. PROCESS ACCIDENT PREVENTION AND MANAGEMENT 2 3 4 5 1 SUSTAINABILITY REPORT 2025 165 5 CARING FOR PEOPLE LOCAL AND TRADITIONAL COMMUNITIES 166 LABOR PRACTICES AND EQUAL OPPORTUNITIES 188 WORKER SAFETY, HEALTH, AND WELL-BEING 208 2 3 4 5 1 SUSTAINABILITY REPORT 2025 166 LOCAL AND TRADITIONAL COMMUNITIES GRI 2-25, 11.15.1, 11.15.2, 11.15.3, 11.15.4, 11.16.1, 11.16.2, 11.17.1, 11.17.2, 11.17.3, 11.18.1, 11.18.2 Our material topic Local and Traditional Communities focuses on the economic and social development of communities in the area of coverage of our operations. We recognize that we may cause negative impacts on communities both in operations and in the investment and divestment process. Among these impacts are economic dependence on the company, general social disturbances and the risk of human rights violations, including those caused by the supply chain and by property security forces. It includes other direct and indirect impacts such as the production of noise, odor, soot, demographic increase, increase in the influx of workers and vehicle traffic, in addition to impacts arising from restriction zones, the conduct of seismic surveys and the traffic of support vessels. We value respect for the right to self-determination of indigenous peoples and traditional communities, their territories, the use and management of land and natural resources; and their differentiated forms of social organization and cultural principles. We also observe the occurrence of positive impacts, such as security and protection for local communities through dialogue between communities and public security forces, volunteer actions and environmental education. We have systematized the human rights due diligence process and updated guidelines that address respect for the right to land in resettlement processes and respect for the right of communities to natural resources in the installation of new projects and in operations. Engagement with communities Community relations are developed continuously in the communities located in the area of coverage of our operational units, aiming at community engagement. It is guided by a corporate standard and by the Community Relations Guideline, which establish methodology and recommend specific actions, which are included in the local social responsibility plans, periodically reviewed and monitored. Local social responsibility plans aim to establish lasting relationships, based on dialogue, transparency and respect. They are prepared every two years, and the process also provides for periodic reviews and updates. The social responsibility actions are designed to address the risks and impacts identified in the socioeconomic diagnosis and expand the level of community engagement, seeking to maintain permanent dialogue and expand community participation. Our main spaces for dialogue with communities that are or may be impacted by our operations are the community committees. The calendar with the dates of the meetings held and planned can be found on our Transparency Portal (https://transparencia. petrobras.com.br/outras-acoes). The community committees enable active and qualified listening to the demands of local communities and have the participation of community leaders, third sector organizations, members of the public authorities, local companies, among other relevant social actors. In 2025, we totaled 23 active dialogue spaces throughout the country and held nearly 60 meetings of the community committees. In addition to the committees, we periodically send to the social actors of each territory who express interest electronic newsletters called Lado a Lado Newsletter and/or Petrobras Informa. In these publications, we inform about our operations, social and environmental investments and human rights issues that may interest our communities, and in 2025, 30 editions of these local periodicals were sent. In addition, we make frequent communications about our operations and activities via WhatsApp groups. This year, more than 200 social responsibility communications were sent, including newsletters and more than 50 operational communications. Our local social responsibility plans included more than 150 actions aimed at strengthening the safety culture and preparing communities for emergency situations. We carried out 19 emergency drills with community involvement. In addition to the drills, we organized educational lectures, first aid workshops and visits to our facilities, focused on disseminating our safety procedures. The conduct of simulated response exercises for oil spill scenarios, training with community evacuation, and the integrated work of our teams with public bodies, such as Civil Defense and the Fire Brigade, stand out. We carried out five simulations with the actual evacuation of communities, involving the participation of more than 300 residents. These exercises integrate a continuous set of actions aimed at raising awareness and emergency preparedness in communities located around the Saracuruna (RJ), Rio Verde (PR) and Ibirité (MG) dams. As part of this effort to strengthen community preparedness – which covers different audiences and age groups – about 50 students, aged between 6 and 9 years, from a school in Duque de Caxias (RJ), participated in an evacuation simulation after hearing the sound signal near the Saracuruna dam, moving to the defined meeting point. In Paraná, the Rio Verde dam drill involved articulation with Civil Defense and the mobilization of communities in the municipalities of Araucária, Campo Largo and Balsa Nova, in addition to partnerships with churches located near the Self-Rescue Zone. In Minas Gerais, we held several seminars to CARING FOR PEOPLE 2 3 4 5 1 SUSTAINABILITY REPORT 2025 167 prepare the communities of Ibirité and Sarzedo, with the recording of the displacement of 78 people to the meeting points, reinforcing the response capacity in the event of an emergency involving the dam. In Cabo de Santo Agostinho (PE), in addition to the drill with the evacuation of 90 students from a municipal school near the Abreu e Lima Refinery (Rnest), we organized special programming throughout the day with various educational activities related to safety topics. Assessment of social and environmental risks and impacts Our processes for managing social and environmental risks seek to prevent and mitigate impacts on the environment, in order to guarantee the communities of the areas where we operate the right to a healthy environment, respecting the health and their means of livelihood. Our exploration and production and refining operations may pose risks (potential impacts), mainly, to artisanal fishing and tourism, in the event of an accident with spills related to offshore oil and gas exploration activities; injuries in case of accidents in operational activities; disturbances due to the migration of labor in large investment projects or in major maintenance shutdowns. In terms of real or potential impacts, those that may arise from greenhouse gas emissions stand out; from the use of water resources; from the discharge of treated effluents; from the generation of waste; from noise, vibration, high flares or particulate emissions in refining activities; as well as those associated with biodiversity; with fishing exclusion areas defined by the Brazilian Navy around platforms; with the intensification of traffic due to the movement of people and cargo; in addition to the unmet expectation of generating employment and income. To prevent and mitigate the negative risks and impacts of our activities and to enhance the positive impacts on local communities, we implement the environmental and social plans and programs approved in the environmental licensing processes, as well as community relations actions and social and environmental investments and the management of social and environmental risks throughout the lifecycle of the business. Environmental licensing Environmental licensing is a legal obligation, in which we strictly follow all guidelines and regulations for execution, such as Federal Law no. 6,938/81, Complementary Law no. 140/2011 and CONAMA Resolutions no. 001/86 and no. 237/97. The environmental licensing process includes the analysis of socioeconomic impacts in the region, contemplating the survey of all aspects of activities and their respective impacts, in accordance with environmental impact studies and current regulations. For those impacts identified as negative, mitigation, monitoring or compensation measures are developed and implemented, while for positive impacts, actions are defined to enhance them. Impact assessment is conducted by project, or set of projects, and the starting point is the identification of activities inherent to each phase (project, installation, operation and decommissioning), characterizing the socioeconomic environment, qualifying the environmental risk, and proposing respective monitoring, mitigation or compensation measures. In 2025, Petrobras parent company invested BRL 912 million in mandatory programs and projects arising from environmental conditions, of which BRL 695 million was for mandatory environmental monitoring programs and projects in licensing processes and BRL 217 million was for mandatory social and environmental programs and projects for the mitigation and compensation of socioeconomic impacts. Actions resulting from environmental licensing processes include the holding of public hearings, social communication programs and other initiatives aimed at transparency and community participation. These measures ensure that the impacts and benefits of our activities are widely discussed and understood, reinforcing our commitment to social and environmental responsibility. Social participation through public hearings involves the presence of various agencies and communities included in the areas of influence of the project or activity. In these meetings, based on the dissemination of the environmental study, all sectors of society can express their doubts and, mainly, make proposals to be incorporated into the environmental licensing process, in order to mitigate and compensate for negative impacts and maximize positive ones. In 2025, we had public hearings and public and informational meetings held as illustrated in the following figure. LOCAL AND TRADITIONAL COMMUNITIES 2 3 4 5 1 SUSTAINABILITY REPORT 2025 168 Agenda Date Location 4 public meetings and 1 public hearing – Stage 4 of the environmental licensing process for the Pre-salt of the Santos Basin. 03/11/2025 03/13/2025 03/14/2025 03/26/2025 04/15/2025 Ilha Grande (RJ) Paraty (RJ) Paraty (RJ) São Sebastião (SP) Cananéia (SP) 2nd cycle of informational meetings on seismic surveys in the Campos Basin – LP no. 689/2024 Cluster Campos Basin and LP no. 698/2024 Cluster Deep Campos Basin. 11/11/2025 11/19/2025 11/25/2025 12/03/2025 Cabo Frio (RJ) Campos dos Goytacazes (RJ) Niterói (RJ) Guarapari (ES) Informational meetings on offshore drilling activity in block FZA-M-59 LO no. 1684/2025 11/24/2025 11/24/2025 11/25/2025 11/25/2025 11/25/2025 11/26/2025 11/27/2025 11/27/2025 12/01/2025 12/02/2025 12/03/2025 12/03/2025 12/04/2025 12/04/2025 12/04/2025 12/04/2025 03/11/2026 Cachoeira do Arari (PA) São João de Pirabas (PA) Salinópolis (PA) Soure (PA) Salvaterra (PA) Marapanim (PA) Abaetetuba (PA) Barcarena (PA) Belém (PA) Maracanã (PA) Magalhães Barata (PA) Colares (PA) Vigia (PA) São Caetano de Odivelas (PA) Santo Antônio do Tauá (PA) Curuçá (PA) Oiapoque (AP) Public Hearing – Neighborhood Impact Study (EIV) 08/09/2025 Itaboraí (RJ) Currently, we have 149 assets under installation or operation. Of this total, 96% (143 assets) had some type of community consultation. We also have 16 projects under development, of which 81% (13 projects) had their Environmental Impact Reports made available, for the purpose of public hearings, by the Brazilian Institute of the Environment and Renewable Natural Resources (Ibama) and by the state environmental agencies, in addition to having been distributed in the locations indicated by the environmental agencies, such as city halls, the Public Prosecutor’s Office and Conservation Units, depending on the phase of the licensing process. Throughout the lifecycle of the licensed project, the participation of society continues through the conditions of environmental licenses. Among the conditions, the Environmental Education Programs (PEA) stand out, which are aimed at communities in the area of influence and are based on critical, dialogical and emancipatory training, as well as the Social Communication Programs (PCS), which maintain communication channels (call center, 0800 channel and online information portals) and provide information on operational activities, social and environmental projects developed. LOCAL AND TRADITIONAL COMMUNITIES 2 3 4 5 1 SUSTAINABILITY REPORT 2025 169 Social and environmental risk management In addition to the legal obligations of the environmental licensing process, we develop the processes of social and environmental risk management throughout the lifecycle of our businesses. The main objective of the processes of managing social and environmental risks is to prevent the negative impacts arising from the interaction between our activities, society and the environment. Environmental risk management We understand that access to drinking water and sanitation is essential to our activities and to society. Water resources management at Petrobras seeks the rationalization of water use. In the last five years, freshwater withdrawal1 has been reduced by approximately 25% and the commitment of reducing freshwater withdrawal by 40% by 2030 was assumed2, based on 2021. We are committed to water security and one of our ESG drivers is to be water positive in the areas of water criticality where we operate, contributing to the maintenance of this important resource for society. In addition to making efforts to minimize water use, we also conduct rigorous monitoring of effluent treatment to ensure proper disposal. We promote environmentally adequate disposal and adopt circular economy practices, including partnerships with organizations of low-income individuals who collect reusable and recyclable materials. 1 The data covers the Petrobras parent company; the Brazilian subsidiaries Transpetro, Petrobras Biocombustível (PBio), Termobahia, Termomacaé and Transbel; the E&P activities in the fields/areas of Tupi, Sapinhoá, Iara, Mero and Roncador; and the international operations in Petrobras Bolívia S.A. (PEB), Petrobras International Braspetro B.V. – Colombia (PIBCOL) and Petrobras Colombia Combustibles S.A. (PECOCO). The data of the other thermoelectric plants are included in the scope of the parent company. 2 Business segments not comprising our portfolio in 2021 (Fertilizers and BioQAV) fall outside the scope of the commitment. More information on projects supporting initiatives for strengthening collectives of recyclable materials collectors can be found in the topic Actions for Sustainable Development The management of risks and impacts on biodiversity is integrated into the company. Our management of risks and impacts on biodiversity has wellestablished governance, corporate and area-specific guiding documents, georeferenced systems, a process of systematic monitoring of national and international trends on the topic, research and development actions, voluntary and associated with environmental licensing processes, the establishment of partnerships with stakeholders, training actions and other activities to disseminate information and raise awareness about biodiversity for the workforce. Social risk management The establishment of context is the initial stage that supports the entire social risk management process. This stage is carried out through socialterritorial diagnosis, which consists of a translation of the reality experienced by a population in a given geographic space. In January 2024, the phase of survey and analysis of primary and secondary data was initiated in more than 700 communities located near our units. These communities were selected based on the identification of social risks and impacts of our units in 141 municipalities of 16 Brazilian states. In addition to strategic drivers, we use for this prioritization inputs such as environmental studies (EIA/Rima), iso-risk curves, results of corporate image surveys, history of complaints, criticisms and suggestions from communities received through our channels (Ombudsman, SAC and others), eventual administrative and judicial litigation, in addition to the perception of teams dedicated to community relations in these units. Social diagnoses make it possible to characterize the socioeconomic aspects of communities in the area of coverage of our activities and are used in the planning of community relations actions and social and environmental investments, with a focus on the social license to operate. By obtaining specialized knowledge about aspects of communities surrounding our operations, it is possible to identify vulnerabilities and potentialities of these territories and to direct structuring projects to them with actions appropriate to the most relevant social and environmental issues. The simplest diagnoses include the survey of secondary data (obtained indirectly from consultation of third-party databases, such as the IBGE census), while the most complex ones also include obtaining primary data, with the application of questionnaires to local residents, semi-structured conversations with community leaders and representatives of public authorities and the holding of participatory dialogues. The questionnaires applied to residents contain 71 questions, including open and closed questions, considering the analysis of information related to family work and income, housing conditions, local infrastructure and services, and perception of our action in the territory. By December 2025, 40,288 questionnaires had been applied in 530 communities. For the interviews, in semi-structured conversations, Petrobras workers, community leaders, representatives of social assistance, education, public security, housing, civil protection and defense, local commerce, health, in addition to civil society organizations, were invited. With this, we seek to add diverse perspectives on our relationship with the surroundings, also focusing on the analysis of their perceptions about the socioeconomic aspects of these locations, having interviewed 2,465 people (among workers, leaders and representatives of local public authorities). Throughout 2025, 35 participatory dialogues were held, in addition to the 32 held in the previous year, totaling 67 to date. The dialogues are characterized LOCAL AND TRADITIONAL COMMUNITIES 2 3 4 5 1 SUSTAINABILITY REPORT 2025 170 by qualified conversation circles with local leaders and other representatives of the locality, with the objective of getting to know the territory. Participants can debate and list the positive and negative points and suggest improvements for local issues. Also, part of the scope of work are meetings with our teams that operate in the units to capture personal perception of daily interaction with the community and identify points of attention in the work to be developed. The critical analyses of each community will be built using reports, presentations, dynamic dashboards for data analysis and the provision of georeferenced data. At the end of the diagnosis of our units, we will have georeferenced maps with the identification of social equipment for community use, dashboards with socioeconomic indicators and the identification of local potentialities and vulnerabilities, which will help us make decisions also considering the perspective of communities and their main issues. In 2025, the diagnosis was completed in 62% of our units. The total completion is expected by August 2026. We also conduct risk assessments in investment, divestment, acquisition and decommissioning projects, considering aspects of social responsibility and HSE, among others. In 2025, 26 investment projects were submitted to RS and HSE assessment for the phase transition, including 9 projects in the E&P segment, with Petrobras participation (Work Interest - WI) above US$ 300 million, 14 projects in the Refining, Logistics, Gas and Energy segment, and 3 Renewables projects, with Petrobras participation (WI) above US$ 35 million. In the case of JVs not operated by Petrobras in the operational phase, 100% of HSE assessments are carried out as provided for in their respective Joint Operation Agreement (JOA) contracts. The agreements signed with partners for the conduct of exploration, development and production activities – among them the JOA – establish the terms of cooperation between the parties. It should be noted that all JOAs include requirements related to health, safety and environment (HSE) and to anti-corruption laws. In addition, since 2023, we have expanded the requirements to, whenever possible, explicitly include clauses on human rights and labor rights. As provided for in the internal systematics and standards for company acquisitions and partnerships, within the scope of the management of merger and acquisition projects, even before the opportunity is integrated into our project portfolio, the Social Responsibility area analyzes the socioeconomic characteristics of the territories in order to obtain preliminary knowledge about the social context in which this potential business LOCAL AND TRADITIONAL COMMUNITIES is inserted. Thus, we seek to identify situations that may positively or negatively impact on the decision regarding the direction of the project. After entry into the portfolio, the social risks and impacts of this business are identified and analyzed and information is evaluated about the social responsibility management system of the potential partner (such as policies, guidelines and regulations), its position regarding diversity, equity and inclusion, social responsibility culture and human rights, among others. Our internal process also provides for the sending of questions, visits to units, sessions with specialists and internal meetings for the preparation of the Social Responsibility Report. Throughout 2025, 26 projects had social responsibility advisory and reports that supported our decision-making process. 2 3 4 5 1 SUSTAINABILITY REPORT 2025 171 Right to land In 2025, we revised the internal standard that guides and disciplines our actions in situations of involuntary displacement arising from activities or projects. In this process, the Guideline for Removal and Resettlement of Communities was renamed the Guideline for Involuntary Displacement of People or Communities, reaffirming the commitment to the protection and promotion of human rights in our operations. The review process was conducted by a multidisciplinary working group, aligned with national and international best practices, and brought together learnings from practical experiences and case studies carried out by the company. The new document adopts a more comprehensive concept of involuntary displacement, recognizing different forms of physical and economic displacement and ensuring special attention to vulnerable groups, such as indigenous peoples and traditional communities. Among the main highlights are the commitment to negotiated and noncoercive solutions, the active participation of communities at all stages of the process, the availability of accessible communication channels for manifestations and fair compensation, based on the integral reparation of damages. The changes reinforce that displacement only occurs after the assessment of all possible alternatives and the conduct of a detailed diagnosis of the needs of the people involved. These guidelines strengthen our ethical and responsible action, aligning the company with the best global practices, applicable legislation and institutional commitments related to respect for property, dignified housing and the promotion of equal or better living conditions for all affected people. With the objective of expanding the flow of natural gas from the pre-salt through the Rota 2 pipeline, a project that involves a consortium of companies, with Petrobras as the lead operator, Ibama established condition LO1324/2026 as a requirement for the licensing of the increase in the flow rate of the pipeline. The condition provides for the displacement of the population residing in a 180-meter stretch along the right-of-way. Within the scope of the involuntary displacement process underway in 2025, it was determined that the indicated stretch implies the vacating of 585 properties and 399 families in the Lagomar neighborhood, in the municipality of Macaé (RJ). The Lagomar Vacating Project inaugurates practices that ensure dignified housing and use complementary compensatory measures for non-material losses, related to the rupture of socio-cultural ties with the territory and the minimization of risks of intensification of poverty with social compensation for social vulnerability. The Lagomar experience inspired the development of our Guidelines for the Involuntary Displacement of People and Communities and will be the basis for the development of a lessons learned report, with input from the assessment of stakeholders on the effectiveness of the actions of the vacating project with the community, mainly considering the results related to the preservation or restitution of their means of livelihood and the guarantee of dignified housing. Learn more about the involuntary displacement of families in the Lagomar neighborhood in the 2025 Human Rights and Corporate Citizenship Supplement LOCAL AND TRADITIONAL COMMUNITIES 2 3 4 5 1 LOCAL AND TRADITIONAL COMMUNITIES SUSTAINABILITY REPORT 2025 172 Actions for the sustainable development of communities We develop several corporate citizenship practices, with the objective of responding to the demands of communities in the territories where we operate, achieving positive social and environmental transformations, contributing to a just energy transition, protecting the environment through conservation, restoration and biodiversity gain actions, and consolidating the relationship with our stakeholders. These actions may arise from social and environmental investments and sponsorships, donations and volunteer actions, as informed in the table below. TOTAL OF SOCIAL AND ENVIRONMENTAL INVESTMENTS, SPONSORSHIPS AND OTHER VOLUNTARY SOCIAL PROJECTS (CONSOLIDATED DATA) Non-Incentivized Incentivized 18% 82% 100% 100% 100% 1% 99% 57% 43% 19% 81% EDUCATION SUSTAINABLE ECONOMIC DEVELOPMENT OCEAN FORESTS CULTURAL PROJECTS SPORTS PROJECTS BUSINESS, SCIENCE AND TECHNOLOGY PROJECTS 221 BRL million 94 BRL million 74 BRL million 90 BRL million 323 BRL million 49 BRL million 62 BRL million 2 3 4 5 1 SUSTAINABILITY REPORT 2025 173 Voluntary social and environmental investments Our voluntary social and environmental investment is aligned with the 2050 Strategic Plan and the 2026-2030 Business Plan, and is structured, mainly, in the Petrobras Social and Environmental Program, contributing to the sustainability of our business. Through the program, we develop social and environmental solutions in topics relevant to the energy industry and to the territories where we operate. The lines of action of the Petrobras Social and Environmental Program are education, sustainable economic development, ocean and forests. Through these lines, we contribute especially to four Sustainable Development Goals (SDGs): (4) quality education, (8) decent work and economic growth, (14) life below water and (15) life on land. We also encourage the cross-cutting topics of early childhood, innovation and human rights to permeate the actions undertaken by the projects in the portfolio. The planning of social and environmental investment is based on socioeconomic diagnoses of the territories where we operate, mapped social risks, community demands, as well as environmental topics relevant to the company and to the country, species and ecosystems relevant to the business and actions provided for in the Biodiversity Action Plans of the units. In addition, we evaluate the portfolio of current and concluded projects. These analyses allow us to identify gaps and opportunities, supporting decisions on the conduct of public selections or the incorporation of proposals from our project bank. In addition to the Petrobras Social and Environmental Program, we are strengthening our commitment to nature-based solutions through a more diversified portfolio of voluntary social and environmental investments. Aligned with the corporate guidelines and with the Social Responsibility Policy, these actions promote, in an innovative way, strategic partnerships that scale up forest restoration initiatives in different Brazilian biomes, as is the case of the collective social and environmental investments (matchfunding), carried out in partnership with the Brazilian Development Bank (BNDES) in the Floresta Viva and Restaura Amazônia programs. Furthermore, on the nature-based solutions front, in 2025, we launched the public selection “Nature-Based Solutions for Climate Adaptation and Resilience in Cities”. The initiative is unprecedented and aimed at confronting climate change in urban areas, with the intention of strengthening the resilience of vulnerable cities and communities. The focus is to support green and blue infrastructure and community technologies that contribute to mitigating climate impacts, restoring ecosystems and stimulating bioeconomy. With investments of BRL 21 million, the social and environmental projects will operate in the states of São Paulo and Rio Grande do Sul, in regions sensitive to extreme events such as floods, droughts and landslides. Among the wide diversity of social and environmental projects we supported in 2025, whether through the Petrobras Social and Environmental Program or through the complementary social and environmental investment initiatives, we highlight the main results achieved, which deserve visibility for representing significant challenges and opportunities for transformation: LOCAL AND TRADITIONAL COMMUNITIES 2 3 4 5 1 LOCAL AND TRADITIONAL COMMUNITIES SUSTAINABILITY REPORT 2025 174 RESULTS OF VOLUNTARY SOCIAL AND ENVIRONMENTAL INVESTMENTS 3 thousand direct jobs generated for project implementation Education and transformation 2.9 thousand participants who obtained formal or informal employment as a direct result of project participation 12.2 thousand participants receiving financial aid through the projects Decent work, inclusive and sustainable economy 44.4 thousand participants in training activities 128 thousand hours of training activities 10.2 thousand courses, workshops or training courses offered 825 firefighters or environmental agents trained for field work 591 technical and scientific publications produced 949 participating researchers 123 management councils conservation units with project participation 31 National Action Plans for the Conservation of Endangered Species with project contributions 7.8 thousand producers engaged in sustainable productive practices 22.2 thousand youth participating in engagement and empowerment actions of which 1.5 thousand with the inclusion of content on the environment 2.8 thousand partner schools in actions carried out by the projects 2 3 4 5 1 LOCAL AND TRADITIONAL COMMUNITIES SUSTAINABILITY REPORT 2025 175 Social protection and human rights Social innovation and just energy transition +8thousand people with access to renewable energies in collective spaces and to cleaner energy solutions in their homes 2.2thousand people trained in the topics of renewable energies or just energy transition 191thousand participants directly served by the projects +3.5 million occasional participants 3thousand participants referred to the Unified Social Assistance System + 1.000 units of social technology implemented with 32 thousand people benefited, including: 77 protocols for sustainable management 933 eco-efficient stoves 23 cisterns 28 grey water reuse systems 28 meliponaries 13.9thousand participants from communities with psychosocial care 4.2thousand professionals trained in the Children and Adolescents Protection Network 3.4 thousand actions/events of active consultation and for community participation (forums, committees, meetings) 3.5thousand people from local communities with direct participation in environmental monitoring actions 2 3 4 5 1 LOCAL AND TRADITIONAL COMMUNITIES SUSTAINABILITY REPORT 2025 176 Biodiversity +1,000 species covered by the projects 555 fauna species 114 endangered +700 bird and turtle nests protected 526 flora species 42 endangered Protected Areas Forests 34 million ha of terrestrial protected areas with strengthened management 218 terrestrial and marine protected areas impacted by the actions of the projects 164 44 10 conservation units indigenous lands quilombola territories 140 springs protected or recovered Plastic-free ocean 414 beach and river clean -up efforts, involving +18 thousand people 579thousand ha of areas directly conserved or covered by recovery actions 3.8 million seedlings planted 2.7 million tCO2e of potential in net removal and avoided emissions 27 ecological corridors formed or being formed 2 3 4 5 1 SUSTAINABILITY REPORT 2025 177 Category Indicator Quantity Social Protection and Human Rights Continuous participants in project actions 191,335 Occasional participants 3,524,922 PArticipants referred to the Unified Social Assistance System 3,275 Community participants with psychosocial care 13,974 Number of professionals trained in the Children and Adolescents Protection Network 4,251 Active consultation actions/events and for community participation in the actions, decisions and results of the project (forums, committees) 3,490 People from local communities with direct participation in environmental monitoring actions 3,568 Gender equity actions 112 Racial equity actions 94 Education and Transformation Participants in training 44,477 Hours in training activities 128,284 Courses, workshops or trainings offered 10,205 Participants in environmental education activities 3,188,878 Firefighters or environmental agents trained for field work 825 Producers engaged in sustainable productive practices 7,808 Partner schools in actions carried out by the projects 2,891 Schools with environmental content included in the curriculum 1,538 Youth participating in engagement and empowerment actions 22,260 Technical and scientific publications produced 591 Participating researchers 949 Management councils of conservation units with project participation 123 National Action Plans for Endangered Species 31 Decent work, inclusive and sustainable economy Direct jobs generated 3,089 Participants who obtained formal or informal employment as a direct result of project participation 2,951 Number of Participants with Scholarships provided 12,249 Plastic-free ocean Number of beach and river clean-up events 414 Number of people involved in beach and river clean-ups 18,835 Category Indicator Quantity Florests Areas directly conserved or covered by recovery actions (ha) 580,000 Terrestrial protected areas with strengthened management (ha) 34,000,000 Seedlings planted 3,755,141 Potential in net removal and avoided emissions (tCO2e) 2,771,000 Ecological corridors formed or being formed 27 Protected Areas Terrestrial protected areas with strengthened management (ha) 34,000,000 Number of terrestrial and marine protected areas impacted by the actions of the projects (164 conservation units, 44 indigenous lands, 10 quilombola territories 218 Springs protected or recovered 140 Biodiversity Total number of species covered by the projects 1,081 Total number of fauna species worked on by the projects 555 Number of endangered fauna species worked on by the projects 114 Total number of flora species worked on by the projects 526 Number of endangered flora species worked on by the projects 42 Bird and turtle nests protected 701 Social Innovation and Just Energy Transition People benefited by implemented social technologies 32,439 Implemented social technology units, including: 1,089 933 eco-efficient stoves 23 cisterns 28 grey water reuse systems 77 protocols for sustainable management 28 meliponaries People with access to renewable energies in collective spaces and to cleaner energy solutions in their homes 8,080 People trained in the topics of renewable energies or just energy transition 2,282 To learn more about the Petrobras Social and Environmental Program projects, see the 2025 Human Rights and Corporate Citizenship Supplement For details on nature-based solutions for forest restoration, see the Biodiversity chapter LOCAL AND TRADITIONAL COMMUNITIES 2 3 4 5 1 SUSTAINABILITY REPORT 2025 178 Nature-based solutions for forest restoration and the strengthening of communities In 2025, we strengthened our commitment to nature-based solutions through a more diversified portfolio of voluntary social and environmental investments. Aligned with the corporate guidelines and with the Social Responsibility Policy, these actions promote, in an innovative way, strategic partnerships that scale up forest conservation and restoration initiatives in different Brazilian biomes. Floresta Viva: matchfunding for restoration with biological diversity In partnership with BNDES and managed by the Brazilian Biodiversity Fund (FUNBIO), we participate in the Floresta Viva matchfunding, which will allocate BRL 118 million over seven years to support 20 reforestation projects with native species. The projects, selected through the calls “Brazilian Mangroves” and “Biodiversity Corridors”, cover the Amazon, Atlantic Forest, Cerrado and Pantanal biomes, and have as a goal the restoration of 4,200 hectares, generating social and environmental benefits with the work of civil society organizations. Restaura Amazônia: Reversing the Deforestation Arc As a complementary action and with the objective of expanding our support to a more diversified portfolio of projects involving nature-based solutions, we have joined the Ministry of the Environment and Climate Change (MMA) and BNDES in the Restaura Amazônia initiative. The initiative seeks to transform the deforested Amazon strip, known as the “Deforestation Arc”, into the “Restoration Arc”. At this stage, BRL 50 million will be invested by Petrobras and BRL 50 million by the Amazon Fund, intended for the recovery of flora, fauna and biodiversity, with the restoration of approximately 6,000 hectares of native vegetation in Conservation Units in the states of Amazonas, Acre, Rondônia, Mato Grosso, Tocantins, Pará and Maranhão. In 2025, nine projects were selected that will operate in priority protected areas in the Amazon Biome. The initiative is executed through partnership with the organizations: Brazilian Forum for Sustainable Development (FBDS), Conservation International (CI) and Instituto Brazilian Institute of Municipal Administration (IBAM) that manage the forest restoration projects. Petrobras Bioeconomy Fund: social and environmental impact investment The Petrobras Bioeconomy Fund is a partnership between Petrobras and Régia Capital, an asset manager focused on investments and sustainable financial solutions. The fund received an initial contribution of BRL 50 million from Petrobras, complemented by another BRL 50 million from Régia Capital’s own resources. This is the first impact fund developed by Petrobras, marking the expansion of our social and environmental investment strategy aimed at nature-based solutions. The fund develops innovative financing modalities, in a complementary way to investments with non-reimbursable funds, historically developed by Petrobras. Reimbursable modality supports projects with initial structuring, allowing us to preserve our capital and reinvest returns in new social and environmental businesses, expanding the magnitude, reach and sustainability of the bioeconomy projects financed, as well as their economic and social and environmental results. The Petrobras Bioeconomy Fund is one of the first in Brazil to adopt the Impact Linked Compensation model, which aligns the financial incentives with sustainability objectives. That is, the performance fee of the fund varies according to the social and environmental impact rate of the projects. In 2025, the fund consolidated its operations, with financing totaling BRL 112 million in innovative bioeconomy companies. The investments cover segments such as sustainable extractivism, agroforestry systems, ecological restoration, sustainable land use, and bio-inputs. With the financed projects, we will contribute to forest conservation and the restoration of degraded areas. In addition, we will benefit hundreds of people from local communities and small farmers, generating significant impacts on social inclusion, employment and income generation for women and youth, and appreciation of local knowledge. LOCAL AND TRADITIONAL COMMUNITIES 2 3 4 5 1 SUSTAINABILITY REPORT 2025 179 Social and environmental return on investment With the objective of working from a long-term results perspective and improving the management process of social and environmental projects supported, we started using the Theory of Change for the presentation of social and environmental project proposals and the Social Return on Investment (SROI) and Cost-Benefit Analysis (CBA) methodologies for the impact assessment of projects in the portfolio. In this way, in addition to monitoring indicators, we also carry out analyses of the social and environmental return on investment, converting the environmental, social, and economic transformations resulting from the project’s implementation into monetary values. The evaluations are carried out by a third party, the Institute for the Development of Social Investment (IDIS), and include the involvement of project beneficiaries to identify the changes perceived. In the Strategic Plan 2050 and the Business Plan 2026-30, we have committed, within the scope of socio-environmental investments, to providing a return to society of at least 150% of the value invested in voluntary socio-environmental projects by 2030. In the last seven years, 49 evaluated projects generated a total social impact of nearly BRL 935 million, corresponding to 490% of the value invested. On average, for each real invested, the projects evaluated generate a return of BRL 4.9 in social and environmental benefits, evidencing the effectiveness of the initiatives supported in our social and environmental investment portfolio.3 By 2028, 36 more projects in the portfolio will be evaluated. 3 Considering only the year 2025, the projects evaluated generated a social and environmental return of 5.18 times the amount invested. Cultural, sports, and business and science and technology sponsorships In 2025, we celebrated 30 years of support for national cinema, reaffirming our commitment to the appreciation of Brazilian culture. Throughout these three decades, the company has sponsored more than 600 films, contributing to the strengthening of the film industry in Brazil and to the dissemination of the country’s cultural diversity and richness. Still in 2025, 280 sponsorships were part of the Petrobras Cultural Program, promoting the development of culture and benefiting from the Federal Culture Incentive Law (Law no. 8,313/1991) and the Audiovisual Law (Law no. 8,685/1993), which allow tax waiver for companies that direct part of their taxes to cultural promotion. In sports sponsorships, the highlight was the continuity of our strategy as a leader in encouraging women’s soccer. We consolidated the largest partnership in the history of São Paulo soccer, sponsoring adult and grassroots competitions, and launched the Petrobras Women’s Soccer Caravan, which traveled through 24 cities with immersive and educational experiences, preparing society for the 2027 women’s world cup in Brazil. In 2025, we also continued sponsorships of motorsports modalities, with the Copa Truck Petrobras, Nascar Brasil, Sertões Petrobras and F4 Brasil, in addition to encouraging sports modalities aimed at the youth audience, such as skateboarding and breakdance. Sponsorships of business, science, and technology events strengthen relationships with partners, investors, clients, suppliers, the academic and scientific community, among others.We are present at the main events of the country’s innovation ecosystem, as well as in initiatives that arouse curiosity and promote experiences, especially among younger audiences, on topics related to science and a changing world. In addition, we maintain our leadership and presence at major business events in the energy sector, particularly those addressing issues related to a just energy transition. Various methodologies are used to select, manage and evaluate sponsorship projects, individually and collectively, including technical evaluations, potential valuation, scope realization assessment, brand exposure measurement in the media, in order to assess the value achieved in equivalent financial return on cultural, sports and business, science and technology event sponsorships. All selected sponsorships, as well as others that already make up the portfolio, will undergo evaluation by the IDP indicator (Sponsorship Performance Index). The IDP is a process indicator that evaluates the performance of sponsorships contracted by us in the lines of action of Culture, Sports and Business, Science and Technology. Each sponsorship project is unique, and even between editions, there may be variation in the scope and items proposed. The process considers the IDP of contracted sponsorships, aligned with the strategic directions and opportunities for the company. LOCAL AND TRADITIONAL COMMUNITIES 2 3 4 5 1 SUSTAINABILITY REPORT 2025 180 Donations In addition to investments in social and environmental projects and sponsorships, we also make donations with the objective of contributing to solutions to social and/or environmental problems that involve opportunities to engage with our stakeholders. In 2024/2025, we carried out the third cycle of donation of refurbished notebooks, the target audience of which were public municipal schools located in communities in the area of operation of our activities in the states of Amazonas, Amapá, Bahia, Minas Gerais, Pará, Paraná, Pernambuco and Rio Grande do Sul. In an unprecedented move, we also launched a public call to include third-sector institutions that participate in our community committees, expanding the reach of the donations. In total, this donation cycle benefited 206 public municipal schools, which received more than 5,200 notebooks, and 136 third-sector institutions, with almost 2,000 notebooks. In total, we donated more than 7,200 pieces of equipment, reinforcing our commitment to expanding access to technology and the digital empowerment of communities. In an unprecedented process, we benefited five institutions through a public call for donations of unusable assets fit for use coming from platforms being decommissioned in the Campos Basin, such as mattresses, air-conditioning equipment and furniture. In 2025, we donated approximately BRL 1 million in support of the restoration of the Petrobras Employees Club (CEPE) in the municipality of Canoas, which adapted its headquarters as a shelter to take in homeless people and people affected by the severe floods that ravaged the population of the State of Rio Grande do Sul. The high flow of people during the 45 days of mobilization of the shelter brought consequences for the facilities and equipment, and the social headquarters required support for the restoration of this partner’s facilities following a technical assessment that identified the needs and the impacts resulting from their use as a shelter. In 2025, several donation actions were carried out by the Petrobras System, as follows: Volunteering Throughout 2025, we developed 164 volunteering actions, which represents a growth of 130% compared to 2024. These initiatives mobilized more than three thousand volunteers and benefited approximately 33 thousand people, significantly expanding the reach and social impact of the Petrobras Volunteering Program. To learn more about our corporate volunteering, see the 2025 Human Rights and Corporate Citizenship Supplement Indigenous and traditional communities In our local social responsibility plans, we include attention to indigenous peoples and traditional communities of fishermen, caiçaras, quilombolas, riverside dwellers and terreiro practitioners. The identification of the people addressed in this scope considers the concepts established legally. This scope was anchored in the identification established in Decree no. 6,040/2007, which establishes the National Policy for the Sustainable Development of Traditional Peoples and Communities. The selected communities are presented in the graph below. LOCAL AND TRADITIONAL COMMUNITIES emergency situations BRL 2 million others BRL 2 million 2 3 4 5 1 SUSTAINABILITY REPORT 2025 181 We have reserves in Brazil, the United States and Argentina. In these areas, we do not have reserves at a distance of five kilometers or less of indigenous lands. According to Bolivian legislation, we do not have reserves in that country, since these belong to the Bolivian State. The operations of Petrobras Bolívia close to indigenous communities are located in the Sábalo field, in the San Antonio Block. In this field, there are about 70 families in the Tierra Comunitária de Origem (TCO) Guaraní, called Tucainty. The TCO has an area of 20,000 hectares. In this area, there is a road approximately 36 km long, and the community houses are distributed along this road. It is characterized by dispersed dwellings (at a distance ranging between two and five kilometers between dwellings). The relationship with indigenous peoples and traditional communities takes place both through mandatory actions, deriving from environmental licensing conditions (such as the Environmental Education Project, the Traditional Territories Characterization Project and compensation projects for fishing activities), and through voluntary actions, such as corporate social responsibility projects and social and environmental investments. An example of these actions is the Povos Project – Territory, Identity and Tradition, the result of a historical demand from traditional communities to environmental agencies and the Public Prosecutor’s Office. The Povos Project (Traditional Territories Characterization Project – PCTT), a pioneering condition of environmental licensing required of Petrobras by Ibama, related to the projects in stages 1, 2 and 3 of the pre-salt, is the most comprehensive social cartography and traditional community characterization initiative in Brazil. It is a project carried out in the Santos Basin, which aims to characterize the traditional communities located in the municipalities of Mangaratiba (RJ), Angra dos Reis (RJ), Paraty (RJ), and Ubatuba (SP), Caraguatatuba (SP), São Sebastião (SP) and Ilhabela (SP), LOCAL AND TRADITIONAL COMMUNITIES NUMBER OF COMMUNITIES SELECTED BY TYPE OF TRADITIONALITY 6 ARTISANAL FISHERMEN 2 CAIÇARAS 66 ARTISANAL FISHERMEN 1 INDIGENOUS PEOPLE 4 QUILOMBOLAS 2 ARTISANAL FISHERMEN 28 ARTISANAL FISHERMEN 3 CAATINGUEIROS 18 ARTISANAL FISHERMEN 1 QUILOMBOLA 2 EXTRACTIVISTS 20 ARTISANAL FISHERMEN 2 QUILOMBOLAS 8 RIVERSIDE DWELLERS 1 ARTISANAL FISHERMEN 1 QUILOMBOLA 6 TERREIROS PEOPLES 15 CAIÇARAS 35 ARTISANAL FISHERMEN 2 INDIGENOUS PEOPLES 4 QUILOMBOLAS CE RJ SC ES RN SE 1 EXTRACTIVISTS 10 RIVERSIDE DWELLERS 1 INDIGENOUS PEOPLE 4 EXTRACTIVISTS 1 QUILOMBOLA AM AP BA PE RS SP States TOTAL COMMUNITIES 244 ARTISANAL FISHERMEN RIVERSIDE DWELLERS 3 17 4 18 13 7 6 CAIÇARAS QUILOMBOLAS EXTRACTIVISTS INDIGENOUS PEOPLES TERREIROS PEOPLES CAATINGUEIROS 176 TYPE OF TRADITIONALITY 2 3 4 5 1 SUSTAINABILITY REPORT 2025 182 systematizing the information obtained on a webmaps digital platform (www. plataformapovos.org) and in graphic material with accessible language for community use. In the pilot project, which took place from 2018 to 2023, in the municipalities of Angra dos Reis (RJ), Paraty (RJ) and Ubatuba (SP), the peoples and traditional communities themselves carried out the characterization of the territories of the caiçara, quilombola and indigenous communities through primary surveying, with the assistance of technicians, by means of workshops and field interviews, but also through secondary data. The information collected included the entire land and marine territory occupied by the communities. The execution of the project is carried out by the Bocaina Sustainable and Healthy Territories Observatory, a partnership between the Forum of Traditional Communities and the Oswaldo Cruz Foundation. The process was planned, discussed and structured with the communities, which validated information collected by the team of researchers and decided which topics would be characterized and mapped throughout the project (according to the current situation of conflicts and vulnerabilities), in line with the National Policy for the Sustainable Development of Traditional Peoples and Communities (Decree no. 6,040/2007) and Convention no. 169 of the International Labor Organization (ILO) on Indigenous and Tribal Peoples. The Forum of Traditional Communities, the National Coordination for the Articulation of Traditional Caiçara Communities, the National Coordination for the Articulation of Black Rural Quilombola Communities, the Guaraní Yvyrupa Commission and the community associations followed the execution of the activities and acted as intermediaries between the communities and the technical team dedicated to the project, which was also composed of community members. At the end of the first five years of execution, a set of 98 communities was gathered, distributed in ten micro-territories (groupings of communities) among the municipalities of Angra dos Reis (RJ), Paraty (RJ) and Ubatuba (SP). The systematization of this information resulted in a set of important documents for the promotion of social and environmental justice for these communities. In 2024, the project’s area of operation was expanded to the municipalities of Mangaratiba (RJ), Caraguatatuba (SP), São Sebastião (SP) and Ilhabela (SP), totaling seven municipalities. Since 2024, Petrobras and Ibama have been in talks with the Forum of Traditional Peoples and Communities of Vale do Ribeira to begin the project also in the municipalities of Iguape, Ilha Comprida, Cananéia and Peruíbe, in the south of São Paulo. The same has been occurring since 2025 with the Forum of Fishermen in Defense of Sepetiba Bay, within the scope of this bay, in the licensing process of stage 4 of the pre-salt. More information about the project can be accessed on the Comunica Bacia de Santos website In addition to the projects deriving from environmental licensing conditions, our voluntary social and environmental investments develop actions specifically focused on the registration and appreciation of indigenous culture and that of traditional communities, based on the strengthening of the protagonism of these populations. Through the Petrobras Social and Environmental Program, we support social and environmental projects that aim to contribute to institutional strengthening and the autonomy of indigenous peoples and traditional communities. In total, there are 26 projects involving indigenous peoples in their actions and 48 working with traditional communities, including artisanal fishermen, quilombolas, coastal extractivists, riverside dwellers, caiçaras and 16 other traditional peoples and communities. Learn more about the projects of the Petrobras Social and Environmental Program aimed at indigenous peoples and traditional populations in the 2025 Human Rights and Corporate Citizenship Supplement In 2025, Transpetro advanced in the construction of a structured base of information on traditional peoples and communities located in the surroundings of its units. The survey – carried out at 26 terminals – identified 32 traditional peoples, between indigenous and quilombola descendants, in addition to 216 associations and groups of artisanal fishermen, consolidating an updated panorama of the territories traditional present in our areas of influence. This mapping strengthens the implementation of the guidelines of the Manage Communitary Relationship standard, by subsidizing social planning with consistent data on culture, organization, ways of life and local vulnerabilities. The information collected supports decision-making, the management of social risks, the definition of priority agendas and respect for the self-determination of these people, in alignment with the practices of the company’s human rights. In addition to the technical survey, Transpetro supported initiatives of cultural and territorial strengthening, such as 7th Quilombola Communities Meeting of the State of RJ, providing logistics and transportation for the participation of representatives from the Baixada Fluminense, expanding listening, dialogue and the ties with traditional communities. LOCAL AND TRADITIONAL COMMUNITIES 2 3 4 5 1 SUSTAINABILITY REPORT 2025 183 Security forces and human rights Our internal processes and policies have been adapted to international human rights practices for security forces, aiming to submit the application to adhere to the Voluntary Principles on Security and Human Rights, implementing specific human rights training and an annex referencing the Voluntary Principles on Security and Human Rights in contracts with hired private security companies, ensuring that the actions of security forces are guided by absolute respect for human dignity and the most rigorous international standards of conduct, raising the level of trust and integrity in all operations, in line with the Protective Intelligence and Corporate Security Policy. The Protective Intelligence and Corporate Security Policy is the document that guides the actions of the Petrobras System in relation to security matters. Corporate security operations are carried out in accordance with the strategy for handling intelligence and corporate security risks, considering the assets and their interdependence in the production chain, acting transversally at Petrobras’ and its subsidiaries. In Brazil, the Federal Police regulate private security activities. We hire specialized private surveillance companies to operate the security of our facilities, following the guidelines of the current regulations, which determines that surveillance activity may only be exercised within the limits of the surveilled properties. In our operations in Brazil, we also establish memorandums of understanding with public security for the exchange of intelligence information for the protection of corporate assets. Operations also include the conduction of corporate investigations on security incidents and the management of access control to our facilities. We operate in six countries abroad: Argentina, Bolivia, Colombia, the United States, the Netherlands, Singapore and China, where our physical presence is through administrative offices whose security is the responsibility of the building where the office is located, that is, there is no corporate security operation on site. There are exceptions for the cases of Bolivia and Colombia, in which corporate security is operationalized by the respective companies of the system, based on the Protective Intelligence and Corporate Security Policy. Our methodology for managing intelligence and corporate security risks contemplates the analysis of the interaction of the internal and external environments to our units, in order to identify threats that may compromise the safety of people, facilities and our businesses. In the management of our intelligence and corporate security processes, in the preparation of security studies and other related products, we always observe the legislation and regulations related to human rights, as well as good market practices. We also use, for the external scenario, intelligence analysis that covers, among other issues, the mapping and monitoring of external threats, through specialized sources in security risk management in Brazil and abroad, monitoring of crime rates and other relevant information to anticipate and prevent possible conflict situations. Based on this analysis, we carry out the assessment of risks and develop corporate security actions and procedures with a focus on prevention and response to risks of intentional acts, as well as anticipating critical security issues to managers with the potential to impact our businesses. In the internal context, we carry out processes and use technological resources that contribute to the planning of responses in cases of conflicts. As an example of the technology employed, we have drones used in extensive areas, such as refineries and onshore production fields, and LOCAL AND TRADITIONAL COMMUNITIES Mobile Property Security Units, employed in production stoppages or in the eventual monitoring of remote locations, in alignment with the local property security plans (PLSP). The PLSP is a plan that establishes standardized procedures and actions related to preventive and/or reactive security practices. The entire security team of our units is trained in their respective plan, which is aligned with corporate guidelines, among which the following stand out: > Code of conduct – guide that aims to orient all members that comprise the corporate security force of the unit (employees and private security service providers), so that they can perform their duties in an ethical and safe manner, as provided for in our internal standards; and > Guidelines on preventive action and proportional use of force, that is, the necessary to contain the threat agent, when applicable. In 2025, the Human Rights training plan included lectures with the objective of raising awareness among the workforce about the importance of human rights, as well as deploying the corporate guidelines and channels for filing complaints and grievances. These events were held both virtually and in person, with the target audience being our own employees and service providers, including leadership, from the Intelligence and Corporate Security area. We also held 56 in-person workshops, in which we addressed our guidelines on security and human rights, covering 1,261 professionals; seven live broadcasts entitled “Human Rights at ISC” on various topics, alluding to the Voluntary Principles on Security and Human Rights, with an average participation of 115 employees per event. In addition to the training opportunities for the entire workforce, five events were also held for specific training of the leadership of the Intelligence and Corporate Security area, with an average participation of 58 leaders per event. 2 3 4 5 1 SUSTAINABILITY REPORT 2025 184 In addition to awareness-raising actions, the security teams also participated in safety, environment and health dialogues, which took place weekly, and in which topics related to human rights, diversity and combating moral harassment, sexual violence and discrimination were addressed. The entire workforce that performs property security activity is trained and undergoes refresher training every two years, in compliance with the relevant legislation and in accordance with the Federal Police. The property security activity necessarily meets legal requirements, applicable to both organic security (constituted by our own employees) and contracted surveillance service companies. All security activities are subject to inspection by the Federal Police, the regulatory and inspection body for private security activity in Brazil. The programmatic content of training and refresher courses for security guards includes aspects of constitutional and criminal law, private security legislation and interpersonal relationships, based on respect for the human person, with the objective of curbing the practice of discriminatory activities or in disrespect to human rights, especially in the perspective of combating gender violence, sexual orientation, against children, adolescents, the elderly and persons with disabilities, as well as the correct and proportional application of force. LOCAL AND TRADITIONAL COMMUNITIES 2 3 4 5 1 SUSTAINABILITY REPORT 2025 185 Scenario / Event Total Strong odor/smell 110 Noise 109 Vibration/tremors/detonation 84 Gas leak 20 Request for pruning/ cutting of vegetation/cleaning 10 Dust/soot 9 Invasion/intrusion/ conflict on Petrobras land 8 High flame in the torch/flare 7 Emission/smoke 6 Other incident with impact/ risk to the community 6 Water leak/flooding 6 Explosion/fire at Petrobras facilities 5 Construction and installations carried out by petrobras 5 Blockage of access roads 3 Request for compensation 2 Request to collect animal 2 Excess vehicles or vessels, and damage to road conditions 2 Water sharing 1 Conflict involving Petrobras land 1 Fire/excavation/invasion in pipeline strip 1 Fire/burning on Petrobras land 1 Garbage accumulated on Petrobras land 1 Oil, oil and petrochemical products 1 Total 312 LOCAL AND TRADITIONAL COMMUNITIES Complaints and grievances from local communities We prioritize building lasting relationships with our communities, based on dialogue, respect and transparency. To support our interface with this public, we hold periodic meetings in community committees, visit relevant social actors in the area covered by our activities, promote visits to our operating units, organize events, training sessions and courses, and publish bulletins with news about the company, among other community relationship actions. The channels for registering community manifestations, such as the contact of our Ombudsman and the Customer Service (SAC – Fale Conosco 0800), which provide service through free calls, 24 hours a day, 7 days a week, are constantly publicized during these interfaces with communities. In 2025, we received and followed up on 312 manifestations4 from community members through our relationship channels. This information is categorized by unit, type and topic and is monitored through a specific dashboard. The community manifestations, classified by the most recurring scenario, are indicated below: 4 The SAC information refers to the Petrobras parent company. A single call may relate to more than one topic. Additionally, contracts with surveillance companies provide for the legal obligation to maintain the operating authorizations of contractors and the training of professionals who work in our units. Contracted companies are evaluated in terms of the quality of services provided, compliance with legal requirements and other items. The evaluations or concepts are recorded in corporate systems and considered in critical analysis meetings, being available for internal and external audits. Complaints and grievances regarding corporate security activities can be reported to our Ombudsman, with the anonymity of the reporting person guaranteed, and will be handled according to corporate procedures, with periodic reports to senior management. If they refer to outsourced security services, the sanctions provided for in the contract are adopted. 2 3 4 5 1 SUSTAINABILITY REPORT 2025 186 Notable among these complaints are reports of invasion or improper occupation of land, atmospheric emissions and abnormal noise, irregular disposal of waste in the environment and job vacancies scam. Specifically in relation to indigenous communities or traditional peoples (artisanal fishermen, quilombolas, shellfish gatherers, among others), in 2025, we received seven manifestations in our Ombudsman, being one complaint, two grievances and three requests. The complaint regarding alleged coercion of the fishing community participating in a social project was disqualified due to insufficient information. The two grievances received were not met and addressed issues related to social projects with fishermen. As for the three requests, one is under treatment and two scams were partially met, addressing compensation and information on donations to the fishing community. LOCAL AND TRADITIONAL COMMUNITIES In addition to the interactions via SAC, in 2025, our Ombudsman received 545 manifestations from local communities surrounding Petrobras parent company operations. In addition to the Ombudsman and SAC (Fale Conosco 0800), we provide the Petrobras Whistleblower Channel (https://www.contatoseguro.com. br/petrobras) to receive manifestations from all individuals, external communities and stakeholders that may be impacted by the company. The channel is available in Portuguese, English and Spanish, 24 hours a day, 7 days a week and can be accessed by website, telephone or app. 1 This number considers demands from the parent company and the subsidiaries. 2 This number considers demands from the parent company and Transpetro. In 2025, we recorded a drop in the number of complaints, mainly due to the lower number of occurrences related to soot and odor. However, an increase in manifestations related to noise and vibration generated by the flare (torch) was perceived in the communities of the area covered by the Henrique Lage Refinery (Revap) and the Natural Gas Processing Unit at the Boaventura Energy Complex. In response to community complaints, both units hired specialized consultancies to evaluate the impacts and implement improvements. At Revap, work was started to readjust the torch and, at the Boaventura Complex, one of the torch valves was replaced, with the common objective of significantly reducing noise and eliminating vibration. The topic was widely discussed with the communities, being presented at meetings of the community committees of the two units and during meetings with residents. Our subsidiary Transpetro also has its own communication channel with the community. In 2025, the company’s 168 emergency hotline received 13,025 calls. Of these, 3,864 were classified as valid for analysis. The valid calls were classified into three groups: 168 HOTLINE Transpetro’s main communication channel with the communitye 71% Daily occurrences High vegetation, general complaints, record consultation - return call to find out how the call is going: 2,750 23% Emergency Fire, smell, excavation: 884 6% Pipeline protection Reports of invasion in the strip, suspicious movement, theft of products: 230 93 complaints1 214 complaints2 28 suggestions, opinions and compliments2 13 109 20 41 55 3 18 47 5 21 3 0 confirmed met met unconfirmed not met not met disqualified disqualified disqualified under treatment under treatment under treatment 210 requests2 113 51 45 1 met not met disqualified under treatment 545 demands 2 3 4 5 1 SUSTAINABILITY REPORT 2025 187 Processes to remediate negative impacts Human Rights Damage Remediation Guideline The Human Rights Damage Remediation Guideline establishes guidelines regarding broad and equitable access to remediation mechanisms for all levels of our operations and supply chain. Through this guideline, we are committed to a swift, transparent, participatory remediation process based on the centrality of those affected. We recognize that remediation must be proportional to the damage that has occurred and been proven, aiming to restore the previous situation whenever possible, ensuring fair remediation and preventing recurrence. As part of the implemented innovations, the document incorporates essential steps for conducting remediation processes, from the perspective of human rights throughout the company. The content also establishes guidelines for service in our manifestation mechanisms, reinforcing principles such as transparency and confidentiality. In addition, fundamental actions were detailed, such as the promotion of agility, the centrality of people, participation and consultation, as well as detailing the remediation measures to be adopted. See the Lagomar Community case, in this chapter See more about this content in the 2025 Human Rights and Corporate Citizenship Supplement LOCAL AND TRADITIONAL COMMUNITIES On September 11, 2024, the 4th Labor Court of Santa Marta, in Colombia, accepted a writ of protection filed by the Indigenous Cabildo of Taganga that, among other requests, determined the suspension of the exploitation of the Sirius 2 well (formerly Uchuva 2) in the area of interest of exploratory drilling GUA-OFF-0 (formerly Tayrona). On October 29, 2024, the Superior Court of Santa Marta ordered the Ministry of the Interior of Colombia to analyze and issue a binding opinion on the relevance and necessity of prior consultation with the Taganga community. The decision also authorized the continuation of drilling operations and the execution of its operational activities, which are of vital importance to the country’s energy security. There are no restrictions, orders or injunctions preventing the conduct of activities in the contract area, including exploratory or development operations. The Ministry of the Interior of Colombia issued its final decision on the appropriateness of prior consultation with the Taganga community, in April 2025. With this decision, Petrobras Internacional Braspetro B.V - Colombia Branch (PIB-COL) initiated the necessary actions and activities to carry out prior consultation with the community and incorporate it into the prior consultation route of its project in Colombia. Thus, PIB-COL requested the National Directorate of Prior Consultation Authority (DANCP) to start the prior consultation on April 11, 2025, and held the following meetings and proceedings: > Initial relationship with the Indigenous Cabildo of Taganga on January 28, 2025; > Coordination and preparation meeting with DANCP and the Indigenous Cabildo of Taganga on May 27, 2025; > Pre-consultation and opening meeting, which did not produce the expected effects, since it was not possible to agree on the methodological route, on July 2, 2025; > Methodological route proposal sent by the Indigenous Cabildo of Taganga to PIB-COL on July 4, 2025; > Counter-proposal of methodological route for prior consultation sent by PIB-COL to the community on July 25, 2025; > Exchange of communications, from August to December 2025, with the Indigenous Cabildo of Taganga and with DANCP to request the advancement of the consultative process, without agreement on the location of the meetings; > The expectation is that, in 2026, PIB-COL, together with DANCP, will implement the necessary mechanisms to be able to start the preconsultation and opening, which represent the formal start of the prior consultation, with the Indigenous Cabildo of Taganga. PIB-COL reiterates its commitment to the country and reaffirms that it will continue to work with safety, respect for life, people and the environment, recognizing the importance of dialogue with communities and respect for the decisions of the country’s authorities. 2 3 4 5 1 SUSTAINABILITY REPORT 2025 188 LABOR PRACTICES AND EQUAL OPPORTUNITIES GRI 2-7, 2-8, 2-19, 2-20, 2-21, 2-30, 11.7.2, 11.7.3, 11.10.1, 11.10.2, 11.10.3, 11.10.4, 11.10.5, 11.10.6, 11.10.7, 11.10.8, 11.10.9, 11.11.1, 11.11.2, 11.11.3, 11.11.4, 11.11.5, 11.11.6, 11.11.7, 11.12.1, 11.12.2, 11.12.3, 11.13.1, 11.13.2 This material topic encompasses employment opportunities and positive impacts on workers resulting from the employment practices adopted, including impacts on workers in the supplier chain. It includes impacts on employees, their careers and their development, as well as on the organizational ambience, depending on the level of transparency in communication and the establishment of dialogue, especially in career advancement processes. It observes company policies and practices regarding the promotion of non-discrimination, diversity, equity, inclusion and equal opportunities, including diversity in senior management. It encompasses freedom of association and collective bargaining, sexual harassment, moral harassment and discrimination, in addition to the way in which the company addresses these issues. In light of remote work, the social and environmental impacts on workers, the areas surrounding the administrative buildings and those related to commuting are included. It comprises the prevention of forced labor and modern slavery, especially in the supply chain. It includes training and qualifications of the workforce, including topics such as human rights and just energy transition. It addresses the hiring of labor through public selection processes with a focus on diversity. Labor practices The energy industry has been challenged to transform itself due to technological, economic, environmental and social factors. In addition, with resilience and in favor of their sustainability, companies in the sector have been rethinking their organization and management models, seeking the adoption of leaner and more productive processes. Understanding these changes has been on the agenda in organizations and in their Human Resources (HR) areas, considering the prospects for the future of work. Within this context, in the 2026-2030 Business Plan (BP 2026-30), the HR area establishes five strategic choices for the period: 1 Orchestrate, optimize and integrate the management of processes, aligning them with our strategy and incorporating new technologies, which deliver focus, efficiency and results, with productivity gains; 2 Ensure the sustainability of our compensation and benefits structure and improve employees’ perception of our value proposition; 3 Have leaders committed to our strategy and our values to manage business and engage teams in organizational goals and challenges; 4 Manage talents strategically and integrated with the knowledge system for our sustainability; 5 Promote a values-based culture, with a healthy, diverse, inclusive work environment, leadership protagonism and people engagement with our strategy. In addition, our objective associated with ESG practices is to contribute to the country’s socioeconomic development, with emphasis on promoting the well-being and human rights. To this end, we seek to advance in actions of diversity and inclusion, especially with regard to people with disabilities, racial issues and gender issues. Lastly, we aim to preserve and strengthen valuable aspects of our culture, such as the ability to innovate and overcome challenges, focusing on producing with excellence in the technical and economic fields, acting collectively to generate value. We will do all this with full respect for people and the environment, integrating, in a cross-cutting way, the principles of diversity, equity and inclusion into our practices and decisions, since safety – physical, psychological and organizational – is our greatest value. CARING FOR PEOPLE 2 3 4 5 1 SUSTAINABILITY REPORT 2025 189 Labor rights and conditions Working hours At Petrobras parent company, all employees admitted are hired on an indefinite-term basis, and the contractual workload is eight or six daily hours, depending on the position. All employees of Petrobras parent company were admitted under the Consolidation of Labor Laws (CLT). Throughout 2025, our headcount increased by approximately 3.40% due to admissions (entries of new employees, mainly through public selection processes). Additionally, we have nine statutory officers, governed by our bylaws – four men and five women –, totaling 43,199 employees on December, 31st, 2025. We do not use temporary employment contracts at Petrobras (the parent company). We offer our employees two optional possibilities for reducing the working day, with a proportional reduction in remuneration: (i) reduction from eight to six daily hours, with a proportional 25% reduction in remuneration, for employees on administrative regime and flexible hours who do not hold commissioned functions; and (ii) reduction from five to four working days per week, with a proportional 20% reduction in remuneration. The reduction of days in the week was offered to employees who work on administrative regime, with flexible or fixed eight-hour daily working hours, as well as to professionals on administrative regime of differentiated category (social workers), with a six-hour daily working day, provided they did not hold commissioned functions. Employees with reduced working hours have the same benefits as employees with normal working hours. In 2025, 361 employees of Petrobras (the parent company) were on reduced working hours. In the controlled companies in Brazil, six employees were on reduced working hours, and in the controlled companies abroad, eleven employees were on reduced working hours. Our hybrid work model We offer a hybrid work model for employees under administrative roles, on a voluntary basis, through the signing of an addendum to the employment contract, which sets out the rules to be observed. There is also the possibility of full remote work for three specific groups: employees with disabled children, employees with disabilities and employees with temporary restrictions for in-person work. Joining requires compliance with the established criteria and signing of the corresponding term of adhesion. Employees in administrative regime of the parent company who joined permanent teleworking started to act in a hybrid way. Currently, 53% of employees, relative to the total workforce, are in the hybrid work model, while 5% work fully remotely. In subsidiaries in Brazil, 32% of employees (2,227) work in a hybrid model, following the same rule as the parent company for in-person and remote days. In subsidiaries abroad, 73% of employees (447) also work in a hybrid model, following local market practices for the maintenance of postpandemic remote work. At the end of 2025, the majority had the possibility of two to three days of remote work per week, depending on the position. LABOR PRACTICES AND EQUAL OPPORTUNITIES 2 3 4 5 1 SUSTAINABILITY REPORT 2025 190 Right to free association and collective bargaining Petrobras parent company follows the Constitution, the Declarations and Conventions of the International Labor Organization (ILO) ratified by Brazil, which deal with the rights of free association and collective bargaining, in addition to being, since 2003, a signatory of the United Nations Global Compact, whose principle three provides for the effective recognition of the right to collective bargaining. This commitment is reinforced by the Human Resources Policy, approved by the Board of Directors, which determines the implementation of sustainable agreements built through dialogue, ethics and transparency, aiming to overcome differences in negotiations with employees and their representatives. In turn, the Code of Ethical Conduct guarantees the right to free union association, in line with Brazilian legislation and international legal instruments. It is also worth noting that our collective bargaining agreement contains a chapter dedicated to union relations, in which the obligations and rights between Petrobras and the unions are stipulated. According to Brazilian legislation, all our employees are represented by independent unions. We maintain relations with 17 unions and two federations (i.e., a high-level union entity) of oil workers, as well as five unions and one federation of maritime workers, present in all regions of Brazil. We value our relationship with all our stakeholders. For this reason, we invest in open and permanent dialogue with the unions. For the companies of the Petrobras System in Brazil and abroad, we recommend that they follow the recommendation of the United Nations Global Compact and that they deploy our Human Resources Policy and our Code of Ethical Conduct. We encourage them to also follow the Conventions of the International Labor Organization (ILO), provided that they are in line with the local legislation of each country. In recognition of the legitimacy of unions as representatives of employees and interlocutors in collective bargaining, we invest in social dialogue, aiming to seek negotiated solutions, through periodic meetings to deal with topics such as work regime, benefits and follow-up of the collective bargaining agreement (CBA). When necessary, we also conduct instructive presentations to the unions on relevant topics, such as strategic planning, maintenance of a safe and healthy work environment, diversity, equity and inclusion, among others. Collective agreement We have a current CBA with all the unions representing the employees, and 100% of our own headcount is covered by a collective bargaining agreement. As provided for in article 457 of the Consolidation of Labor Laws (CLT), these agreements include social clauses related to working conditions, industrial safety, benefits, occupational health, diversity and the maintenance of a safe and healthy work environment. In the 2025-2027 CBA, a new clause was included, which deals with freedom of association and collective bargaining. In compliance with the provisions of the Federal Constitution, with the principles established by the ILO and in Convention no. 98 (Right to Organize and Collective Bargaining), the company, in clause 107 of the CBA, declares and reaffirms its commitment to full respect for freedom of association and the right to collective bargaining: Paragraph 1 – Petrobras and the Union Entities recognize that collective bargaining is the preferred means for resolving issues related to labor relations, aiming to seek agreements that meet the interests of the parties involved, prioritizing dialogue, transparency, good-faith negotiation, collective labor instruments, collective private autonomy and acting so that negotiations are meaningful, balanced and well-founded. (Paragraph one was the former clause 115 in the CBA 2023-2025). Paragraph 2 – The company fully respects the autonomy of employee representative bodies, in accordance with the parameters established by law, and also recognizes the right of all employees to freely join the union representing their occupational category. Through our contractual instruments, we adopt guidelines that seek to promote the right to free union association and collective bargaining for the workers in the supply chain. The human rights clause, mandatory in-service contracts, establishes respect for the right of all employees to form or join unions, without any kind of retaliation. This commitment is reinforced by the Code of Ethical Conduct for Suppliers, which guides suppliers to ensure decent working conditions, compliance with current labor legislation and freedom of association, with effective recognition of the right to collective bargaining, including requiring the same posture from their (sub)suppliers. Additionally, such instruments reinforce obligations related to the promotion of a safe work environment, combating discrimination, harassment, sexual exploitation, child labor and conditions analogous to slavery, as well as the adoption of sustainable environmental practices and the provision of periodic compliance statements. We also promote the inclusion of underrepresented groups, with mandatory mechanisms for contracts with more than 80 mobilized people. For certain categories of contracts – such as Engineering, Procurement and Construction (EPC), Engineering, Procurement, Construction and Installation (EPCI), decommissioning and large works – we adopt specific contractual guidelines, which require the presentation of plans, periodic reports and documentary evidence, in addition to follow-up by social responsibility professionals, ensuring continuous communication and alignment of expectations during contract execution. LABOR PRACTICES AND EQUAL OPPORTUNITIES 2 3 4 5 1 SUSTAINABILITY REPORT 2025 191 Compliance with these commitments is reinforced by the possibility of penalties, performance assessments, active monitoring, recording of incidents, and direct verification by Petrobras, as provided for in the human rights clause. Labor practices in the supplier chain With the objective of curbing any practice of degrading work in the supplier chain, the standard contract draft establishes a clause that requires the guarantee of compliance with the labor precepts provided for in the Brazilian legislation in force. Non-compliance with this clause may result in the termination of the contract. In addition, there is also a clause prohibiting the use, in all activities related to the execution of the contract, of child labor or labor analogous to slavery, this requirement also being included in the Code of Ethical Conduct for Suppliers, which extends this commitment to the sub suppliers of our suppliers. In this context, to ratify the commitment regarding the prohibition of the use of labor analogous to slavery, in the revision of the Petrobras Bidding and Contracting Regulations (RLCP), published on 04/15/2025, we included article 4-A, which provides that “individuals or legal entities that are on the Register of Employers that have subjected workers to conditions analogous to those of slavery shall be prevented from participating in contracting procedures with Petrobras or in the execution of contracts, directly or indirectly”. As a result of this inclusion, our internal policies and procedures were reviewed to ensure that this restriction is observed in all our procurement processes. In addition, since 2005, we have been a signatory of the National Pact for the Eradication of Slave Labor. In June 2015, we adhered to the National Pact Institute for the Eradication of Slave Labor (InPACTO). InPACTO is a nonprofit organization that mobilizes the different sectors – productive, civil society and public sector – in promoting decent work. It is established as a space for debate, exchange of information and establishment of joint plans and actions for large companies operating in Brazil. It is also a means of articulation with the Ministry of Labor and the ILO. By joining InPACTO, the member company assumes the responsibility of complying with ten commitments related to the prevention and eradication of slave labor. To achieve these objectives, an action plan was developed by our various areas, addressing the topic throughout the supply chain. The plan includes actions such as identifying opportunities for improvements in internal standards and regulations related to the contracting of suppliers and developing an action plan for the prevention and combat of slave labor, among other specific actions in accordance with our commitments undertaken, among which we highlight: > Define commercial restrictions for individuals and legal entities included in the “Dirty List” that are part of the company’s or organization’s value chain; > Support actions aimed at the professional qualification of vulnerable workers; > Promote information and communication actions aimed at preventing slave labor; > Systematize, disseminate and share good practices for prevention and eradication of slave labor; and > Support actions for the reintegration of vulnerable workers. LABOR PRACTICES AND EQUAL OPPORTUNITIES Regarding reports of child labor and slave-like conditions in our operations and supply chain, we verified that in 2025 we received one report of work under conditions analogous to slavery, which was dismissed due to the complainant’s failure to respond. Combating forced labor and child labor In 2025, we joined, together with bp, Shell, Equinor, Ørsted and TenneT, a collaboration known as the Worker Welfare Group (WWG), with a focus on improving the well-being aspects of workers in the supplier chain. In this partnership, our focus is on the well-being of workers in the marine construction sector in Singapore, who work on the construction and assembly of stationary production units (UEPs). The group operates in key areas, such as responsible recruitment, improvement of accommodation, safer transportation and strengthening access to effective complaint and grievance mechanisms. The WWG advanced in its collective approach, investing in the development of suppliers, facilitating knowledge sharing across different sectors and deepening engagement with the main stakeholders in Singapore. These efforts are expected to be expanded to other regions. 2 3 4 5 1 SUSTAINABILITY REPORT 2025 192 Personnel management and hiring EMPLOYEE PROFILE Profile of contractors We do not define the number of employees of contracted companies for the execution of contracts, only the deliveries provided for in the contractual instrument. Therefore, we do not have information on gender, work scale, or other data of service-providing professionals belonging to their respective employers. We have only the information necessary for release in our corporate access system. In December 2025, we recorded 129,961 employees of service provider companies operating in our units, of which 121,436 were allocated in Petrobras parent company. Our suppliers must guarantee dignified working conditions, complying with current labor legislation. This obligation is included in the contract draft and in the Code of Ethical Conduct for Suppliers. Based on this guide and the internal standards of contract inspection of goods and services, we seek to ensure compliance with labor obligations, monthly requiring documentation that proves compliance with labor, social security and Length of Service Guarantee Fund (FGTS) collection obligations, when applicable. Non-compliance with these obligations allows the application of fines and other penalties provided for in the contracts. Based on these documents and on the internal standards with the guidelines for inspecting contracts of goods and services, we verify compliance with the execution of contractual clauses regarding aspects related to safety, environment and health, as well as social responsibility, including labor obligations, in which we monthly require the submission of the necessary documentation to prove compliance with labor, social security and Length of Service Guarantee Fund (FGTS) collection obligations. Noncompliance with these standards and contractual obligations is subject to administrative sanctions. We evaluate the performance and quality of our suppliers and, when necessary, apply the consequences system, as provided in our Quality Guide for Suppliers, which can result in the application of fines and other penalties provided for in the contracts, up to the establishment of the Commission for Analysis and Application of Sanctions (CAASE), in compliance with articles 83 and 84 of Law no. 13,303/2016. It is possible to establish CAASE in cases of labor, social security or HSE non-conformities, contract abandonment, unmotivated withdrawal from a bidding process, noncompliance with the Code of Ethical Conduct for Suppliers, among other conduct considered serious. Regarding sanctioning processes (CAASE) related to non-conformities in labor practices, 13 companies were sanctioned out of the total of 34 companies sanctioned in 2025. It should be emphasized that, for contracts considered to be of higher risk of human rights violation, such as in cases of intensive use of labor, there is a declaratory clause of social responsibility that establishes social responsibility and human rights commitments for the contracted companies. With the objective of evaluating whether these requirements were met by the contracted companies, in 2025, eight social responsibility evaluations were carried out with service providers, in which it is evaluated whether all contractual social responsibility requirements were met. In the contracts submitted to evaluation by checklist, no contractual violation was identified. In addition to the social responsibility evaluations with service providers operating in maintenance shutdowns, we carry out a series of actions emphasizing the commitments present in our Code of Ethical Conduct, in the Social Responsibility Policy and in the Diversity, Equity and Inclusion Policy and in our Human Rights Guidelines. During meetings with this audience, we highlight the need to develop actions to promote and defend human LABOR PRACTICES AND EQUAL OPPORTUNITIES Total Petrobras employees 50,687 43,199 Petrobras parent company 6,874 Petrobras subsidiaries in Brazil 614 Petrobras subsidiaries abroad 41,749 82,4% 8,938 17,6% EXECUTIVE BOARD 12 66,7% 6 33,3% MANAGEMENT POSITIONS 4,438 74,4% 1,524 25,6% OTHER BONUS POSITIONS 3,363 84,7% 607 15,3% NO BONUS POSITION 33,936 83,3% 6,801 16,7% Men Women 2 3 4 5 1 SUSTAINABILITY REPORT 2025 193 rights, addressing topics such as combating labor analogous to slavery, child labor, sexual exploitation, moral and sexual harassment and discrimination of any kind. For more information on negative social impacts in the supplier chain and measures adopted, see the 2025 Human Rights and Corporate Citizenship Supplement Personnel management One of the main challenges of HR management is to ensure the continuous adequacy of the personnel framework to our needs. The analysis of the projected headcount for the coming years, of the projects and needs foreseen in the business plan, as well as forecasts in relation to the industry context, impacted by cyclical fluctuations of Brent, associated with the historical evolution of the personnel framework and turnover of our headcount, guides the initiatives for the adequacy of personnel to the company’s strategies. The improvement of internal mobility practices is also essential to provide agility and flexibility to business dynamics. We carry out analyses of the headcount profile and define strategies for the adequacy of the personnel framework, supported by structured planning of employee inflows and outflows, training and continuing education programs and impact and cost evaluation. These actions create conditions to maintain critical knowledge, incorporate new ones and promote a gradual change in the headcount profile. Recruitment and selection of employees Employees are one of our most important intangible assets. The ability to attract qualified professionals and retain internal talent is fundamental to our success and sustainability. In this context, we strengthen our employer brand and broaden diversity in the composition of the headcount. In Brazil, the admission of employees occurs through public selection processes, in accordance with article 37 of the Federal Constitution and the current career and salary plan. In compliance with the principles of publicity and transparency, the public notice of the process is published in the Official Gazette of the Union (DOU), on our websites and on the website of the organizing entity, with wide dissemination in different media outlets. To participate in the selection processes, the candidate must pay the registration fee and, only after its effective payment, their registration is confirmed. The exemption from the registration fee may be requested if the candidate is supported by the requirements of Law no. 13,656/2018, applicable to candidates registered in the Single Registry for Federal Government Social Programs (CadÚnico), with monthly per capita family income equal to or less than half the national minimum wage, to bone marrow donors in entities recognized by the Ministry of Health. Exceptionally, as provided in article 50 of the Bylaws, the functions of senior management may be assigned, at the discretion of the Board of Directors, to technicians or specialists external to the permanent staff, through commissioned positions of free appointment. In the case of director positions and holders of the general structure, eventual external recruitment is conducted by a company specialized in executive selection (headhunter), with costs assumed by Petrobras. In 2025, 1,797 employees were admitted to the Petrobras parent company through Public Selection Processes (PSP), mostly resulting from the PSP 2,023.2, which reserved 20% of the vacancies for black people and 20% for People with Disabilities (PwDs). With this, we ended the year with 1,530 PwD employees in the parent company, representing an increase of 63.81% compared to 2024 (934), while, in the consolidated, we totaled 1,803 PwDs, a growth of 55.04% compared to 2024 (1,163). Considering all forms of entry, there were 1,855 hires in 2025, compared to 434 employees dismissed from the company, resulting in a turnover rate of 2.72% (considering hires and dismissals). The voluntary turnover rate (considering only dismissals) was 0.78% and the total turnover rate was 1.00%. In the consolidated, the voluntary turnover rate is 1.07% and the total turnover rate is 1.66%. For more information on hires, dismissals and turnover of the Petrobras System (parent and controlled), see the ESG Datasheet Hiring of local employees One of the basic requirements for admission in Brazil, which occurs through public selection processes, is that the candidate has Brazilian or Portuguese nationality (when supported by the statute of equality between Brazilians and Portuguese, in the terms of paragraph 1, article 12, of the Federal Constitution and the Treaty of Friendship, Cooperation and Consultation, promulgated by Decree no. 3,927/2001). It is permitted to admit a member of the Executive Board of another nationality when it is a natural person residing in the country, as provided in our Bylaws. In 2025, people with Brazilian nationality represented 99.96% of the employees of the parent company, including senior management. Considering only the Executive Board, this percentage was 100%. LABOR PRACTICES AND EQUAL OPPORTUNITIES 2 3 4 5 1 SUSTAINABILITY REPORT 2025 194 In foreign companies, we adopt as a policy the prioritization of local resident labor, as illustrated in the figure below. DISTRIBUTION OF LOCAL LABOR HIRING Mobility and career transition We seek to attract the best talent, without forgetting the internal professionals who have grown with us, understand the organization and know our mission and culture. To meet the needs of personnel adequacy, we integrate internal mobility processes with hiring of new employees through public selection processes, ensuring greater talent retention and cost optimization. In 2025, approximately one thousand employees were moved through structured internal recruitment and selection processes. To improve internal mobility, we created, since 2024, the Exchange Interest Dashboard, a tool that gives visibility to opportunities for exchange between employees and facilitates internal moves. The dashboard allows for transparent and accessible disclosure of exchange interests for preferred areas, expanding transfer possibilities. By December 2025, about 2,800 employees had registered their interests and more than 260 transfers were made possible. In 2025, we opened 10,157 vacancies in the Petrobras parent company, filled by internal candidates (transfers, designations and others) and external (public selection processes, direct hiring, and others). Of these vacancies, 1,855 were filled by external candidates (18.3%) and 8,302 were filled internally (81.7%). In the consolidated, there were 10,751 vacancies opened, with 8,454 filled by internal candidates (79% of the total). It should be noted that internal mobility occurs within the same position (Petrobras Mid-Level or Higher Professional), with the possibility of changing emphasis, with mobility between positions prohibited by law. The average hiring cost per admitted employee of the Petrobras parent company in 2025 was BRL 3,271.71. In the consolidated of all companies of the system, the cost was BRL 3,918.75. In 2025, the rate of new hires of the Petrobras parent company was 4%. In the consolidated, the rate was 4.53%. LABOR PRACTICES AND EQUAL OPPORTUNITIES BRAZIL 99.96% DireCtor Management position Other employees 100.0% 99.97% 99.96% ARGENTINA 91,7% 100.0% 88.9% BOLIVIA 99.7% 100.0% 99.6% COLOMBIA 99.4% 100.0% 99.2% USA 99.4% 100.0% 100.0% NETHERLANDS 96.9% 100.0% 96.5% CHINA 100.0% 100.0% SINGAPORE 91.3% 100.0% 90.9% 2 3 4 5 1 SUSTAINABILITY REPORT 2025 195 Attracting young talent Petrobras Young Apprentice Program The Petrobras Young Apprentice Program (PPJA) is a strategic initiative to attract and develop young talents to our industry. The program complies with Law no. 10,097/2000 and Decree no. 9,579/2018, which determine the hiring of apprentices in a number equivalent to 5% to 15% of workers in functions that require professional training. In December 2025, we trained more than 600 youth (2024-2025 cycle). In April 2026, we will admit 830 young people for the 2026-2027 apprenticeship cycle, in courses distributed across 13 states and the Federal District. The selection process included quotas for: > Adolescents in protective measures of institutional or family welcoming (10%); > Adolescents formerly in child labor (15%); > People with disabilities (20%); > Black, indigenous and quilombola people (30%). Petrobras Student Internship Program In 2025, we continued with the Petrobras Student Internship Program (PEEP), in an innovative model that expands the active, collaborative and autonomous participation of interns. We started 2025 with 223 interns, ending the year with 135 active students. Diversity and Equal Opportunities Non-discrimination guidelines Diversity presupposes inclusion and equity, ensuring an environment that values the expression and recognition of different identities and strengthens relationships based on respect and trust. The management of diversity is based on the principles of respect for differences, equal opportunities and non-discrimination. Our diversity management is aligned with the following corporate references: > Company values; > Code of Ethical Conduct; > Human Resources Policy; > Social Responsibility Policy; > Diversity, Equity and Inclusion Policy; > Human Rights Guidelines. Diversity at Petrobras More diverse teams make better decisions and achieve better results, as they consider different points of view and promote a welcoming organizational climate. That is why we have been advancing in actions to expand the participation and inclusion of underrepresented groups, in line with our values and with the best market practices. Reinforcing our commitment to equity, we have advanced in the BP 2026-30, establishing the goal of reaching, by 2030, 26% of women and 26% of black people in leadership positions. As a state-owned company, we are subject to Law no. 15,177/2025, which determines the minimum composition of 30% of women on the boards of public companies and mixed-capital companies, including reservation of vacancies for black women or women with disabilities. The implementation of this requirement is gradual (10%, 20%, and 30%) and provides for sanctions in case of non-compliance. In this context, with the objective of promoting diversity in its appointments, the voluntary goal of reaching, by 2026, the minimum of 30% of women in the positions of statutory bodies appointed by Petrobras in its corporate participations was maintained in the BP 2026-30. In addition, we have committed to reaching, by 2028, the minimum of 20% of self-declared black people in these positions, representing a significant advance in relation to the BP 2025-2029, which provided for, by 2030, the minimum of 10% of self-declared black people in positions of statutory bodies appointed by Petrobras in its corporate participations. Promoting greater entry of people with diverse profiles means including more women, black people, people with disabilities and other underrepresented groups. We also implement actions to increase the presence of these groups in leadership positions. Since 2024, we have adopted practices to expand the occupation of management and specialist positions by people from underrepresented groups. We created a regulation that guides the adoption of affirmative actions in the internal recruitment and selection processes of managers and specialists, such as exclusive processes, prioritization or reservation of vacancies. These practices were applied considering demographic data that indicate underrepresentation in our various areas. LABOR PRACTICES AND EQUAL OPPORTUNITIES 2 3 4 5 1 LABOR PRACTICES AND EQUAL OPPORTUNITIES SUSTAINABILITY REPORT 2025 196 With the implementation of the regulation and incentive actions, 60% of the 159 internal recruitment and selection processes of managers and specialists were affirmative processes. In addition to attracting diversity, we invest in initiatives to promote a more inclusive environment: > Maintenance of corporate calendar with celebratory dates, which encourages literacy and collective training actions; > Creation of a Generational Diversity Program; > Creation of the Petrobras Inclusive Language Assistant; > Action in the Accessibility Commission, technical forum for accessibility and inclusion of people with disabilities and neurodivergence; > Adherence to the Forum of Companies and LGBTI+ Rights; > Association with the Business Network for Social Inclusion through Employability of People with Disabilities (REIS), linked to adherence to the Pact for the Inclusion of People with Disabilities; > Formalization of the generational diversity affinity group, established in September 2025, and strengthening of the other affinity groups: women, black people, people with disabilities, neurodivergent people and LGBTQIAPN+; > Specific mentoring programs for women and black people; > Diversity Data Use and Treatment Guideline. Our objective is to ensure an environment where all people can express their identity genuinely, work free from prejudices, biases or limiting beliefs, enhancing performance and well-being. 2 3 4 5 1 SUSTAINABILITY REPORT 2025 197 In the composition of the Executive Board5 of the Petrobras parent company, in December 2025, 56% of the members were women. As for underrepresented social groups6, there was no representativeness. The age distribution of the members was as follows: > Two members between 51 and 55 years old > One between 56 and 60 years old > Six aged 61 or older. For more information on our actions for diversity at Petrobras, see the 2025 Human Rights and Corporate Citizenship Supplement 5 Executive Board: comprises the CEO and the Executive Directors. 6 By underrepresented social groups, we mean political minorities related to color/race; LGBTQIAPN+; persons with disabilities; gender identity. DATA ON SEX (CONSOLIDATED)1 1 The numbers calculated correspond to the employees registered in the system in the regime as of 12/31/2025. Specialists, supervisors and “other functions” are not considered managerial functions, but other commissioned functions. Therefore, we consider the 1st level of management, or junior leadership, the functions of coordinator and sectoral manager and, leadership in senior management, the functions of executive manager, director (member of the Executive Board) and CEO (who is part of the Executive Board). Therefore, we have 22% of women in general leadership (junior leadership and leadership in senior management added to the functions of manager, general manager and assistant), 22% in junior leadership and 21% in senior management leadership. 2 Employees without commissioned function. 3 Executive Board: comprises the CEO and the Executive Directors. LABOR PRACTICES AND EQUAL OPPORTUNITIES EMPLOYEE2 SPECIALIST SUPERVISOR OTHER POSITIONS COORDINATOR SECTORAL MANAGER MANAGER GENERAL MANAGER ASSISTANT EXECUTIVE MANAGER EXECUTIVE BOARD3 33,936 896 2,264 203 1,527 1,865 841 138 18 49 12 6,801 217 367 23 549 627 283 38 11 16 6 2 3 4 5 1 SUSTAINABILITY REPORT 2025 198 At Petrobras parent company, we ended 2025 with women representing 17.5% of our total employee headcount (an increase of 0.2 percentage points). In management positions, which include coordinator, sectoral manager, manager, general manager, assistant, executive manager and Executive Board (CEO and directors), the female participation was 25.2% (an increase of 0.9 percentage points), exceeding the goal for the year (21%). In the supervision function, we reached 15.1% of women. Considering management and supervision functions together, women represent 22.1% (an increase of 0.7 percentage points). We ended 2025 with 24.6% of women in senior leadership (executive managers, directors and CEO), 25.3% of women in junior leadership (coordination and sectoral manager) and 24.8% of women in middle leadership (manager, general manager and assistant). In the revenue-generating Executive Directors area, where 84.5% of STEM (Science, Technology, Engineering and Mathematics) career employees are based, women represent 20.8% in management functions, which represents an increase of 1.2 percentage points compared to the previous year (19.6%). In the total of employees in STEM career, female participation is 12.9% (increase of 0.1 percentage point) and, in the management functions of revenue-generating Executive Directors area, 18.2% (increase of 1.1 percentage point). In the consolidated, we ended 2025 with 17.42% of women in the general headcount (increase of 7.13%) and 24.7% in management functions (increase of 2.6%). Petrobras Program against Sexual and Workplace Violence (PPCVST) In 2025, the Petrobras Program against Sexual and Workplace Violence (PPCVST) continued the implementation of the initiatives provided for in its action plan, which is structured in four lines of action: Strategy, Prevention, Reception and Complaint Treatment. Among the 14 actions completed in the year, the following stand out: > Expansion of protection measures for victims of sexual and workplace violence; > Issuance of corporate guidelines on occupation of bonus positions, with impediments provided for people sanctioned for practices of sexual and/or workplace violence; > Review of the Whistleblower Protection Guideline; > Conducting a new phase of the campaign against sexual and workplace violence. Additionally, continuously reinforcing the institutional commitment to confronting violence against women, through the PPCVST, we promoted 18 women’s self-defense workshops in our various units, reaching the participation of more than 2,800 women from our own and contracted workforce, as well as conducted a 14-hour training for 100 professionals on prevention and assistance to women victims of domestic and family violence. For more information, see the 2025 Human Rights and Corporate Citizenship Supplement In accordance with Guideline 7 of the Human Resources Policy, item 4.7 of the Diversity, Equity and Inclusion Policy and item 4.2.a of the Code of Ethical Conduct, our Career and Compensation Plan (PCR) does not make gender distinction in compensation for equivalent positions or bonus functions. Considering the same position, salary level, time with the company, regime and working conditions, the ratio of average compensation between women and men is equal to 1. For more information on our actions for diversity at Petrobras, see the 2025 Human Rights and Corporate Citizenship Supplement When we analyze broadly, special work regimes that have specific compensation additions impact the average ratio between the compensation of women and men, indicating a small difference. It should be clarified that there is male predominance in the activities associated with these regimes in the oil and gas industry. Despite this, we continue to reduce this difference. In 2025, the ratio between the compensation of women and men in Petrobras parent company was 0.97. RATIO BETWEEN COMPENSATION OF WOMEN AND MEN PETROBRAS PARENT COMPANY 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 0.92 0.93 0.91 0.92 0.95 0.96 0.96 0.97 0.97 0.97 LABOR PRACTICES AND EQUAL OPPORTUNITIES 2 3 4 5 1 SUSTAINABILITY REPORT 2025 199 Ethnic-racial profile In 2025, as part of our BP 2026-30, we established the goal of having 26% of black people in leadership positions by 2030. We ended the year with 34.45% of self-declared black employees in Petrobras parent company. In management functions, participation was 24.72%, exceeding the goal for 2025 (20%). In the consolidated, we reached 32.85% of self-declared black employees, and 23.84% in management functions. More information on the age and ethnic-racial profile of employees can be found in the ESG Datasheet Since 2023, with the objective of advancing in the racial agenda, we launched the Petrobras Racial Equity Program, which has seven main motivators: 1 Petrobras as a reference company in the promotion of racial equity in the Brazilian corporate environment; 2 Contribution to achieving the company’s strategic results; 3 Contribution to the prevention of risks associated with racial discrimination in our projects and operations; 4 Drive of organizational culture linked to the values of diversity and racial equity; 5 Strengthening of work environment that respects, welcomes and promotes racial diversity; 6 Stimulus to the Brazilian business environment regarding values and practices of racial equity; 7 Adherence to legislation, public policies, national and international commitments and market demands regarding racial equity. In addition, the program was structured in nine priority axes, each with specific goals and recommendations: corporate positioning in favor of racial equity; expansion of the participation of black people in management and specialist functions; engagement of leadership; strengthening of organizational culture, communication, education and development linked to racial equity; health and well-being in labor relations; relationship with public authorities; involvement with the supplier chain; relationship with communities, unions and society; and networks and business partners. Some examples of completed goals and recommendations, which are part of the program, are: establishment of the goal of participation of black people in leadership positions; establishment of corporate racial affinity group; encouragement of management selection processes with affirmative actions; qualification of health professionals on racial issues; inclusion, in our standard drafts, of clauses associated with the obligation of non-discrimination and promotion of racial diversity, among others. Black people in leadership As part of the BP 2026-30, we established the goal of reaching, by 2030, 26% of black people in leadership positions. In 2025, at Petrobras parent company, self-declared black people (that is, whose color/race information is reported by the person themselves in corporate registration, according to the categories adopted) represented 24.72% of management functions, exceeding the goal of the year (20%). In the consolidated of the Petrobras System, the participation of self-declared black people in management functions was 23.84%. To accelerate progress and reduce historical asymmetries of access to opportunities, we combine measures of attraction, development and progression. Since 2024, we have adopted affirmative action practices in internal recruitment and selection processes of managers and specialists, such as, for example, exclusive processes, prioritization or reservation of vacancies, considering diagnoses of underrepresentation by area. We also strengthen development initiatives, such as mentoring programs aimed at black people, in addition to literacy and collective training actions focused on inclusive culture. The monitoring of ethnic-racial indicators and the evolution of representativeness in leadership positions are monitored through diversity data and structuring corporate initiatives, with focus on consolidating an organizational culture based on equity, respect and non-discrimination. LABOR PRACTICES AND EQUAL OPPORTUNITIES 2 3 4 5 1 SUSTAINABILITY REPORT 2025 200 Actions to promote diversity in the supplier chain We encourage practices that promote safe and respectful environments, equity in access to opportunities, transparency in personnel management processes and the strengthening of an organizational culture guided by human rights. This direction extends to service provider companies, reinforcing co-responsibility in the consolidation of ethical, inclusive labor relations aligned with the values of the Petrobras System. In 2025, Búzios maintained its survey with suppliers with the objective of evaluating the perception of diversity in the Petrobras environment, as well as the actions implemented for the formation of an inclusive and diverse work environment. Among the participating companies, 78% declared that they have a diversity policy or program, while 22% stated that they do not adopt affirmative actions in selection processes aimed at the inclusion of minority groups. It should be noted that, among the affirmative actions promoted by suppliers, the inclusion of women stands out, aligned with our project in partnership with the Brazilian Petroleum and Gas Institute (IBP) – “The sea is theirs too” –, whose objective is to expand female participation in offshore activities, fostering gender equity in the company. Also, in 2025, a clause guaranteeing human rights was introduced as a basis in all contracts signed by Petrobras, reaffirming the commitment regarding the diversity, equity and inclusion agenda by Petrobras and its service providers, ensuring the formation of a more equitable workforce that reflects the social reality of our country. In 2025, 49 contracts containing said clause were signed in Búzios. We also began to count on the participation of partner companies in our internal Critical Analysis Meetings (RACs) on diversity and inclusion, bringing the contracted companies closer and exchanging information and experiences, enriching the existing relationship between the parties and strengthening ties, with the objective of evolving jointly. After identifying the lack of diversity in the teams of cooperation agreements (TCs) signed by us with public and private universities, we also created a working group (WG) with the aim of fostering the adoption of affirmative actions to increase the participation of underrepresented groups in research projects in the areas of Science, Technology, Engineering and Mathematics (STEM). The objective of the WG was to define criteria for the composition of the executing teams of the TCs signed with universities, in regards to diversity; and to create a standard clause for inclusion in the TC drafts that contemplates a minimum reserve for women, black people, people with disabilities and other underrepresented groups in the project executing teams. The WG was completed in November 2023, with the proposal of a diversity clause with reservation of 20% of the vacancies for professionals from underrepresented groups, ensuring their presence, preferentially, in the composition of the work teams. The clause became mandatory for all TCs signed by the Petrobras Research Center (Cenpes) with science and technology institutions starting in May 2024, with 318 TCs containing said clause having been signed to date. Currently, Cenpes is studying the extension of the obligation for TCs signed with companies and other entities. In 2025, we launched the Strengthen Program, aligned with our commitment to building a more diverse, equitable and inclusive supply chain. The program aims to promote the inclusion of micro and small enterprises (MSEs) belonging to underrepresented groups in the contracting ecosystem. The initiative additionally seeks to strengthen the sustainability and competitiveness of these businesses, as well as contribute to regional socioeconomic development, ensure the supply of goods and services necessary for operations and strengthen our social license. The program was carried out in partnership with the Brazilian Service of Support for Micro and Small Enterprises (Sebrae) and covered municipalities of Vale do Paraíba – such as São José dos Campos, Jacareí, Caçapava and Taubaté – located around the Henrique Lage Refinery (Revap). This first cycle focused on the development of MSEs led or owned by women, black and brown people, people with disabilities and elderly people, in alignment with corporate guidelines on inclusion and diversity. In total, 30 companies were included in this first cycle of the Strengthen Program and had the opportunity to participate in the training and individual management consulting stages, conducted by Sebrae. This phase covered topics such as strategic planning, marketing, financial management, people management and leadership, occupational safety, and use of artificial intelligence and guidance for registration in the Petrobras Supplier Channel. LABOR PRACTICES AND EQUAL OPPORTUNITIES 2 3 4 5 1 SUSTAINABILITY REPORT 2025 201 Once the training stages were completed, the companies underwent the registration process in the Petronect Portal, in which technical, legal and economic criteria were evaluated. The closing ceremony of the program includes the obtaining of the Registration Certificate (CRC), an essential requirement for participation in the contracting processes. With the Strengthen Program, we advanced in the implementation of the diversity, equity and inclusion agenda in the value chain, while promoting the development of local entrepreneurs around their operations. The initiative contributes to the strengthening of a more diverse, competitive and sustainable supplier base, in alignment with the corporate guidelines of social responsibility and sustainability. With the objective of giving continuity to the initiative, the lessons, challenges and good practices identified throughout the first cycle of the Strengthen Program were analyzed, mapped and systematized, in order to consolidate a reference that contributes to its continuous improvement. In this context, we sought to define the premises for the scaling of the project, ensuring the replicability and consistency of actions in future cycles. New suppliers selected based on social criteria In order to mitigate the integrity risks in the contracting process, we carry out the Integrity Due Diligence (IDD) process in our supplier chain. The result is expressed through the Integrity Risk Degree (GRI), classified as low, medium or high. Suppliers with high GRI are prevented from participating in contracting procedures with Petrobras, except for exceptions provided for in internal regulations. Since October 2023, aligned with our ESG commitments, we have expanded the scope of the IDD to include the verification of respect for human rights and the protection of personal data in our supply chain. Since 2024, we have started human rights due diligence for relevant suppliers, contemplating criteria such as public commitments, policies, risk assessment, training, complaint channels, contractual clauses and history of non-conformities, among other management mechanisms. Aligned with the UN Guiding Principles, human rights due diligence incorporates active listening and direct engagement of rights-holders, made possible by in-person visits. The process provides for the implementation of corrective and preventive action plans and continuous monitoring, with priority for critical topics and higher-risk suppliers. This integrated approach ensures constant monitoring, prioritization of risks and implementation of mitigating measures, aligning suppliers with the best international practices. Also in 2024, we implemented the regionalization of small-value purchases, applicable to acquisitions of up to BRL 85 thousand, as part of the corporate strategy for the supply chain, oriented to social and environmental responsibility, the strengthening of small suppliers and the expansion of the local supplier base. The initiative is aligned with our vision of playing a driving role in the development of the national industrial sector, stimulating technical innovations and promoting positive chain effects in the territories where we operate. As a result, since its implementation, more than 112 thousand items have been contracted from regional companies, which on an annual basis represents an increase of more than 31% compared to 2023. By decentralizing the acquisition processes and bringing them closer to regional realities, we began to better identify the needs of each location, establish more transparent relationships with suppliers and strengthen the local economy. In addition to streamlining the contracting of goods and services and fostering the generation of local jobs, this approach expands the participation of historically underrepresented segments, promoting decent work practices and fairer and more sustainable commercial relationships. These effects strengthen the management of social and environmental risks and contribute to reducing the risk of human rights violations throughout the supply chain. Additionally, the regionalization purchasing policy favors the efficiency of operational processes, resulting in the reduction of transportation costs and service times, in addition to greater agility in responding to business demands and improvement of the quality of service and contracted goods and services. The strategy is supported by the presence of regional teams, facilitating dialogue with stakeholders and ensuring respect for cultural diversity, the values of traditional communities and applicable legislation. In this way, our greater proximity to local markets reinforces our commitment to mitigating and remedying any negative impacts, as well as supporting the alignment of business partners with the corporate guidelines of social and environmental responsibility. LABOR PRACTICES AND EQUAL OPPORTUNITIES 2 3 4 5 1 SUSTAINABILITY REPORT 2025 202 Complaint management and violence prevention Our Whistleblower Channel is prepared to receive occurrences related to the workforce. Information on the manifestations received by the Ombudsman is disclosed annually in the Ombudsman’s Balance Sheet, available on the Transparency Portal. The complaints are classified by groups and topics, according to the best market practices and Petrobras specificities, and forwarded to the areas responsible for investigation. In 2025, we received 155 complaints of discrimination: > 23% involved employees > 52% service providers > 25% unidentified. Of these complaints, 21 were under treatment on 12/31/2025, 8 were confirmed or partially confirmed and 9 not confirmed. When complainants opt for anonymity and do not provide sufficient information, the Ombudsman archives the complaint. Thus, 117 discrimination complaints were archived due to insufficient information or lack of authorization from the complainant or victim. Complaints of discrimination involving employees are investigated by specialized and independent management. In the accountability stage, in 2025, we applied a suspension and conducted training. For workers of service provider companies, the treatment is carried out by our contractual management together with the employer. Regarding sexual violence, we received 193 complaints in 2025: > 24% involved employees > 58% service providers > 18% unidentified Of these, 19 were under treatment, 147 were disqualified, 16 were confirmed or partially confirmed and 11 were not confirmed. Among the confirmed complaints involving employees, a suspension was applied. For service providers, seven were demobilized by the contracted companies. More information on our actions to promote diversity, equity and inclusion are available in the 2025 Human Rights and Corporate Citizenship Supplement Compensation and benefits Compensation policy Our Compensation Policy, approved by the Board of Directors, is directly related to the organizational strategy, focusing on attracting, engaging and retaining talents. It is competitive in relation to the market, aligned with the performance culture, and generates value in the medium and long term, considering organizational and individual results. From this policy, our position plan and variable compensation programs derive. The adjustment of salary tables results from negotiation between the company and the unions during the renewal of the Collective Bargaining Agreement (CBA). The proposals are appreciated by employees in deliberative assemblies convened by the union entities. Thus, the tables are adjusted according to the negotiated terms agreed in the CBA. To learn more about our approach to freedom of association and collective bargaining, as well as the percentage of employees covered by collective bargaining agreements, see the 2025 Human Rights and Corporate Citizenship Supplement The Career and Compensation Plan (PCR) defines our position and career structure, with descriptions of duties, responsibilities, requirements, evaluations and respective salary ranges. Aligned with strategic objectives, the PCR sustains the planning and management of our employees, supporting policies of attraction, retention, recognition and reward, functional evolution and professional development. Implemented in 2018, the PCR replaced the Position Classification and Evaluation Plan (PCAC), in process of extinction. Currently, the PCR reaches 90% of employees, since migration occurs optionally. All employee admissions, from the validity of the PCR, occur exclusively in this plan. The classification of positions and emphasis is based on the score obtained in evaluation conducted by specialized and independent consulting, correlated to the results of salary surveys. We carry out annual market surveys, conducted by specialized consultancies, such as Willis Towers Watson and Korn Ferry (BR) Consultores, which confirm the competitiveness of the compensation package offered in relation to the best practices of the oil and gas sector. This position has been stable since 2007. The salary values practiced are reviewed and corrected annually by union negotiation, without distinction by gender, ethnicity or region. We have a conceptual variable compensation model, composed of the Performance Award (PRD) and the Profit Sharing Program (PLR), both for employees in or not in bonus positions; in addition to the Performance Bonus (PPP), exclusively for members of the Executive Board (CEO and Directors). The PLR is the main variable compensation practice, while the PRD reinforces the recognition of individual effort and performance. The PLR is governed by CBA, negotiated between the company and the unions and approved in deliberative assembly. The current collective agreement contemplates the LABOR PRACTICES AND EQUAL OPPORTUNITIES 2 3 4 5 1 SUSTAINABILITY REPORT 2025 203 2024 and 2025 fiscal years for all employees in or not in bonus positions. For payment of the PLR, it is necessary to declare and pay compensation to the shareholder, approved by the BoD; calculation of minimum net profit in the reference year; and minimum achievement of 80% of the weighted goals. The 2025 calculation confirmed the achievement of the triggers of the PLR agreement. In January 2026, as provided for in the corresponding agreement, we advanced 1/3 of the bonus owed to each eligible employee. The global compensation of administrators (Board of Directors and Executive Board) is approved annually by the General Meeting, in accordance with article 152 of the Corporations Law (Law no. 6,404, of 12/15/1976). For the Executive Board it considers economic and financial results, recognition of the efforts of administrators and alignment with the strategies and short, medium and long-term goals. The compensation of the members of the Board of Directors is equivalent to 10% of the monthly average received by the members of the Executive Board. In 2025, the scorecards of the organizational units continue to be input for the evaluation of the Executive Board (CEO and directors), executive managers and other managers, reflected in the calculation of variable compensation. These scorecards include top and specific metrics: I. Petrobras Value Delta (VALOR): measures our economic-financial performance based on the value generated by its activities (wealth created or destroyed) in a given fiscal year) II. IAGEE: monitors direct emissions of greenhouse gases into the atmosphere III. Indicator of commitment to the environment (ICMA), represented by the indicator of spilled volume of oil and products (VAZO) IV. Specific metrics of each executive scorecard (represented by specific indicators that address economic, environmental and social factors. The higher the hierarchical level, the greater the weight of top metrics and, consequently, of the compensation associated with the bonus, reflecting the degree of responsibility. The estimated disbursement value depends on the individual performance of employees and the company’s metrics. For members of the Executive Board (CEOs and directors), executive managers and general managers, the payment of the Long-Term Incentive (ILP) via PPP or PRD occurs deferred over five years, referenced by the price of Petrobras shares, without, however, contemplating the granting of stock purchase options of the company. For this audience, the proportion between the value paid in cash and the deferred value varies according to the hierarchical level of the participant, with a higher percentage deferred for higher levels of the hierarchy. For the Executive Board, 60% of the PPP is paid in cash and 40% deferred, paid in four annual installments. For Executive Managers and General Managers, the payment of the PRD is 70% and 80% paid in cash, respectively, while the balance (30% and 20%, respectively) is paid in four annual installments. The values are symbolically converted into Petrobras common shares (PETR3), based on the weighted average of the last 60 trading sessions of the fiscal year. The receipt of installments occurs after compliance with the established grace periods, upon formal request, and is calculated by the weighted average of PETR3 shares of the last 20 trading sessions prior to the date of the request. For the other employees, the PRD is paid exclusively in cash, upon approval of the Executive Board, conditional on approval of the Board of Directors and on the conclusion of the performance evaluation of the fiscal year for the specific goals. We maintain protection mechanisms for the company (clawback), which cancel cash and deferred installments of the PPP or PRD for members of the Executive Board, executive managers and general managers, in cases of resignation or application of sanctions provided for in the consequences system. We do not adopt attraction bonuses or recruitment incentive payments or severance payments for senior management. In 2025, the relationship between the total annual compensation of the highest-paid individual and the average salary of the other employees of the Petrobras parent company, considering the values formally in force until December 31, 2025, was 5.44, with the CEO being the person with the highest compensation. On the same base date, the minimum entry compensation at Petrobras parent company corresponded to BRL 6,189.22, equivalent to 4.08 times the national minimum wage in force in December/2025, without any differentiation by gender. The Collective Bargaining Agreement (CBA) referring to the period was signed in January/2026, with retroactive financial effects to September/2025, providing for an adjustment of 5.66% in the tables of permanent positions. Independently, the table of bonus functions was adjusted by 5.13%, also with retroactive effects to September/2025, in the terms of the Compensation Policy. Additionally, the members of the Executive Board (CEO and directors) had a 4.83% adjustment as of April/2025, as deliberated at the Annual General Meeting (AGM). In the consolidated of all companies, the relationship between the total annual compensation of the highest-paid individual and the average salary of the other employees was 5.53. The proportion between the percentage increase of the total annual compensation of the highest-paid individual and the average percentage increase of the other employees was 0.83. LABOR PRACTICES AND EQUAL OPPORTUNITIES 2 3 4 5 1 SUSTAINABILITY REPORT 2025 204 Fair compensation in the supplier chain In the period between 2020 and the beginning of 2024, we practiced, for some supply segments, the payment of contracts in up to 90 days. In May 2024, we resumed and standardized the term to 30 days for all new contracts. This change positively impacted on all new contracts, including those related to the operation and maintenance of industrial units (onshore and offshore) and administrative activities. Benefits offered to employees The Multidisciplinary Health Assistance (AMS) plan, operationalized by Saúde Petrobras, is a health assistance benefit that acts in the promotion, prevention and recovery of health. It is offered to active employees, retirees, pensioners and their family members. The plan includes outpatient health assistance, hospitals with obstetrics and dental, with national coverage and individual accommodation standard in hospitalizations. In 2025, the AMS plan ended the year with 258,905 beneficiaries in all states. The benefit’s cost-sharing relationship was 70% for the company and 30% for employees, in accordance with the 2023-2025 CBA. The AMS plan also covers complementary programs, such as the Care Program, Pharmacy Benefit, PAE (Special Assistance Program), PAD (Home Care Program), and PASA (Retiree Health Evaluation Program). The Pharmacy Benefit guarantees medications for the treatment of chronic or psychiatric diseases, in addition to others considered high cost. In 2025, we implemented significant improvements in the management of the plan, with focus on cost efficiency and improvement of the quality of service to beneficiaries. Among the main results we can highlight: > Saúde Petrobras achieved the score of 0.8907 (with 1.0 being the maximum) in the Supplementary Health Performance Index, exceeding the 2024 result (0.8378). For the third consecutive year, the plan remained in the highest evaluation range of the National Supplementary Health Agency - ANS, positioning itself among the best operators in the supplementary health market; > Increase in the satisfaction of beneficiaries in the service provided through the operator’s communication channels, especially with the return of in-person service in 2024; > Growth of 93% in the adherence of beneficiaries to the Care Program – Primary Care, which aims at the promotion of preventive health, offering remote and in-person care, depending on the beneficiary’s location, with emphasis on the inauguration of the unit in Rio de Janeiro and Brasília; > Implementation of the Transcuidar Program, line of care dedicated to the reception of transgender people, ensuring the coverage of procedures related to the gender affirmation process and promoting an inclusive and welcoming service. > Expansion of the accredited network ensuring more access to essential care, with more service locations and scheduling options. We comply with CGPAR Resolution no. 36/2022, article 4, which deals with routines for evaluating and monitoring the management of selfmanagement operators. The accounting information of Associação Petrobras de Saúde is available in the Financial Statements on our Investors website. We also offer educational benefits to support the education of employees’ children. These benefits do not apply to administrators (Board of Directors and Executive Board) or to members of the Fiscal Council (FC) and consist of financial values granted for reimbursement of school expenses. In addition, we maintain measures aimed at the well-being of employees, such as workload allowance for employees with disabilities and for those with disabled children enrolled in PAE, who need to accompany medical consultations or therapies. This allowance was extended to up to 240 hours per year, non-cumulative. In 2025, 349 employees used the benefit. Since 2024, we offer the Caregiver Allowance, for active employees who are PwDs with daily life needs, which consists of the payment of a monthly amount, up to the limit of one national minimum wage, to fund a caregiver, personal attendant or companion, upon reimbursement to employees who meet the health requirements. For medical absences, we practice supplementation of sickness assistance and CBA benefit for 48 months when work-related and 36 months when not related. The first to employees on sickness assistance and the second to retirees on leave for medical reasons over 15 days. Employees with reduced working hours have the same benefits as employees with normal working hours. LABOR PRACTICES AND EQUAL OPPORTUNITIES 2 3 4 5 1 SUSTAINABILITY REPORT 2025 205 Parenthood All employees who prove the birth or adoption of a child are entitled to maternity (primary caregiver) or paternity (secondary or non-primary caregiver) leaves. In addition to what is provided for in law, we ensure extension of maternity leave, totaling 180 days, and of paternity leave, which became 30 days from November 2023, according to CBA negotiation. We also ensure extension of maternity leave in case of hospitalization of the mother or baby for the duration of the hospitalization. Since 2023, we have approved, in a pioneering manner, maternity leave for non-gestating mothers. According to the CBA, we grant 120 days, with the possibility of extension for another 60 days or another 120 days with a 50% reduction in working hours. We consider non-gestating mother the female employee whose maternity leave benefit is not covered by Social Security and who appears as mother in the birth certificate or in the term of custody for adoption purposes. The employee on maternity leave (primary caregiver) is entitled to receive maternity salary, with the maintenance of the compensation she is receiving on the day of leave from work guaranteed, with all additions, limited to the ceiling of the compensation of the Minister of the Federal Supreme Court. Employees on paternity leave (non-primary caregiver) have no change in their compensation. At Petrobras parent company, 1,061 employees enjoyed paternity leave and 276 employees on maternity leave, totaling 100% of employees entitled to maternity/paternity/adoption leaves. The return-to-work rate was 100% and the employee retention rate was 99.7% in 2025. We maintain 37 breastfeeding support rooms, distributed in operational units and administrative facilities. Pension plans We sponsor six post-employment benefit plans, operated by the Petrobras Social Security Foundation (Petros), with a pension nature: > Petros Plan of the Repactuated Petrobras System (PPSP-R); > Petros Plan of the Non-Repactuated Petrobras System (PPSP-NR); > Petros Plan of the Repactuated Petrobras System Pre-70 (PPSP-R Pre-70); > Petros Plan of the Non-Repactuated Petrobras System Pre-70 (PPSP-NR Pre-70); > Petros-2 Plan (PP-2); > Petros-3 Plan (PP-3). These plans cover 96% of employees, considering that they are offered to all, with optional adherence. Performance analysis Evaluation process [The individual evaluation of employees occurs through two processes. One of them is the Senior Management Performance Evaluation, which uses a multidimensional approach, incorporating views of peers, superiors and selfevaluation. In addition to the objective metrics defined in the scorecards, behavioral competencies and other elements of action are evaluated. For other managers and teams, the Performance Management (GD) deploys the metrics of the senior management scorecards into individual and shared goals for other leaders and teams. In 2024, this deployment covered more than 169 thousand goals for 41,778 employees, of which 19,505 were team goals, involving 8,780 employees, contributing to the achievement of our top metrics and ensuring strategic alignment at all our levels. In addition to the planning stage, already described, the process also has the stages of followup and continuous feedback, review of goals and evaluation. In the 2024 evaluation cycle (carried out in the first quarter of 2025), 100% of eligible employees were evaluated. The 4,214 non-evaluated employees, representing (9.8% of the total) were considered ineligible, according to the regulation. The 2025 cycle is still in progress with completion expected in the 2nd quarter of 2026. The results of the GD are inputs for other practices such as managerial succession, recruitment, managerial and specialist selections, mobility, training, development and professional progression. Among these practices, the Career Conversations stand out, structured between leaders and led with HR support, to expand awareness on career management. In these conversations, we analyze trajectory, results, experiences, competencies, values, priorities and aspirations, seeking to align expectations and propose development solutions. They occur mainly in managerial succession processes and career management projects, present in more than 50 areas of the company, potentially covering more than 26 thousand employees. Based on the results of the 2024 GD, in 2025 we applied the annual professional progression program in the career Increase by Merit, which recognizes employees with differentiated performance. More than 13.6 thousand employees in mid-level and higher-level positions of the PCR were considered, considering financial resources to serve 50% of employees with possibility of progression in their career. For bonus functions, 2,396 employees were contemplated, considering resources to serve 20% of LABOR PRACTICES AND EQUAL OPPORTUNITIES 2 3 4 5 1 SUSTAINABILITY REPORT 2025 206 employees with possibility of progression in the function. The proportion between men and women was similar to the standard of the total headcount, with no significant systematic asymmetries or biases observed. Training and continuous development Structure and investments in training The training of employees is valuable for us. We provide internal infrastructure for training courses at Universidade Petrobras and at units across the country, in addition to teaching methodologies and technologies to facilitate access to content. In 2025, we invested BRL 262 million in training. Based on performance evaluation, the 2025-2029 Business Plan (BP 2025- 29) and 2050 Strategic Plan (SP 2050), we identify training needs negotiated between manager and employee. The average number of training hours per employee was 97 hours at Petrobras parent company and 99 hours in the consolidated. Universidade Petrobras has 13 academies, which develop specific programs and knowledge management actions aligned with the strategy. Universidade Petrobras structured the Petrobras Knowledge System to leverage learning in the company, composed of the Academies, which act as a network, in line with the Technical Knowledge Committees (CTCs), which, in turn, are formed by professionals who are reference in their respective areas of knowledge, indicated by our business areas. A highlight was the development and formalization of a Knowledge Management (GC) Mapping methodology, with the objective of identifying, evaluating and directing actions for the preservation of the organization’s knowledge. The results of the evaluations allow identifying gaps and guide the need for implementation of Knowledge Preservation Trails, aligned with corporate guidelines for knowledge management and risk mitigation associated with the loss of organizational knowledge. We also prepare employees for internal mobility, in actions of career transition and new responsibilities, focusing on soft skills (human skills), to improve interpersonal relationships, personal growth and professional performance. Also in 2025, Universidade Petrobras promoted, in partnership with the Federal University of Santa Catarina, an evolution in the Mapping and Classification of Criticality of the Company’s Knowledge. Initiatives and strategic development trails Currently, we offer 13 soft skills topics, such as Emotional Intelligence, Time Management, Stress Management, Diversity, Communication, Teamwork and Mindfulness. In 2025, we recorded more than 8,800 approvals in the Petrobras Soft Skills Program (PDSP), summing remote learning courses and thematic dialogues (for all employees and interns). Another highlight was the Data Democratization program, which trains employees to understand, interpret and use data effectively, promoting more accurate decisions, risk reduction and innovation. In 2025, our Innovation and Digital Transformation Academy, in partnership with the Information Technology and Communication management, made new training content available and significantly expanded access to analysis tools, allowing professionals from different areas to use data on a daily basis to improve decisions and increase process efficiency. By December 2025, more than ten thousand employees had been requalified and developed new digital competencies. Additionally, the program offered the entire company open classes on data and artificial intelligence, which mobilized the participation of more than 16 thousand workforce members, which strengthened the digital culture and expanded autonomy in the use of technologies. These advances boosted the qualifications of workers and stimulated the creation of about 380 new active applications based on data, contributing to a more agile, modern and results-oriented Petrobras. We also conduct training on diversity, equity and inclusion: > Distance Learning Course on Prevention and Combat to Discrimination, Moral Harassment and Sexual Violence, with more than 99% of the workforce trained between 2023 and 2025; > Human Rights Moment, for new employees; > Distance Learning Course on Human Rights and Companies: a look at Petrobras, mandatory course with more than 99% of employees trained since 2022; > In 2025 we expanded the scope of our human rights training, now reaching our entire workforce with the Distance Learning Course on Human Rights for service providers; > Inclusion of topics on integrity, care for people and combating harassment in the mandatory annual training of board members and fiscal council members; > More than 74 thousand approvals in 2025 in items of the Including You in Diversity, Equity and Inclusion Trail and the Allied Men Program; > Completion of the third cycle of the Corporate Female Mentoring Program and of the first cycle of the Negritudes Mentoring Program; > Availability of the Distance Learning Course on Code of Ethical Conduct, mandatory for employees, with more than 42 thousand approvals (98% of employees on 12/31/2025). LABOR PRACTICES AND EQUAL OPPORTUNITIES 2 3 4 5 1 SUSTAINABILITY REPORT 2025 207 Throughout 2025, more than 3,300 new employees participated in training courses before their allocation in their respective areas of operation. These courses began to count on result evaluations incorporated into the routine, with their own methodology, inspired by consolidated theoretical reference and market practices. The evaluations demonstrate that the courses promote the rapid adaptation of new employees, generating estimated savings on average between 10 and 15 months in the time of learning and reaching readiness. They also encourage innovation and improvements in processes, strengthen integration and internal collaboration, significantly increase the productivity of participants, allowing them to start contributing readily to the areas they work in. The evaluations also indicate savings in financial, environmental costs, among others, as well as estimates of savings that can reach millions of reais in the future. We invest in the training of our employees, offering training on emission mitigation and decarbonization of our operations, with focus on the preparation for a just energy transition. In 2025, we recorded more than 195 thousand participations in training on safety, health, contingency and emergency response, and more than 13 thousand participations in topics of sustainability, environment, energy transition and climate change and more than 25 thousand enrollments of employees in external training. For more information on the Distance Learning Course on Code of Ethical Conduct, Allied Men Program, Female Mentoring, Negritudes Mentoring, among others, see the 2025 Human Rights and Corporate Citizenship Supplement In addition, we hold events and specific actions for alignment of leaderships and other audiences of the company to diversity and culture practices, such as: > Leader 4.0 Training, which aims to drive the development of self-awareness skills and socio-emotional and relational competencies, focusing on mindfulness, with more than 190 approvals in 2025; > The Onboarding of New Leaderships was reformulated, including in-person and synchronous remote training, aimed at new leaders with human rights modules, covering topics of diversity and respect for differences, Petrobras culture and values, workplace violence, and non-violent communication, with more than 500 approvals in 2025; > New development trails for senior and middle leadership were made available, composed of a set of solutions connected to Petrobras competencies and leadership profiles; > Lectures and workshops for leaders, aiming at a broader approach, such as Non-Violent Communication, Strategic Vision, among others; > Training program in culture, climate and diversity for HR employees; LABOR PRACTICES AND EQUAL OPPORTUNITIES > Petrobras Values Game, gamified initiative to engage employees in our values, with 1,447 participations in 2025; > Retirement Preparation Program (PPA) structured to expand the understanding of this new stage of life, promoting reflection and planning for the future. The initiative offers lectures and practical guidance on integral health, financial planning, supplementary pension plans of Petros, AMS health plan, life project and entrepreneurship. In 2025, two classes were held, which gathered 323 participants in the first edition and 200 in the second. In February 2026, a new class was promoted, with the participation of more than 115 people, reinforcing our commitment to the value of Care for People and to responsible planning for retirement. > For employees enrolled in Voluntary Dismissal Programs, they become eligible, if they comply with all the rules of the program until termination, to receive, in addition to severance pay, an indemnification value calculated based on the employee’s compensation, respecting the floor and ceiling values of the program. Information on training hours by sex and functional category can be found in the ESG Datasheet 2 3 4 5 1 SUSTAINABILITY REPORT 2025 208 OCCUPATIONAL SAFETY, HEALTH AND WELL-BEING GRI 11.9.1, 11.9.2, 11.9.3, 11.9.4, 11.9.5, 11.9.6, 11.9.7, 11.9.8, 11.9.9, 11.9.10, 11.9.11 The topic of safety, health and well-being presents our approach to ensuring safe and healthy working conditions. It includes efforts to prevent physical and mental damage to workers and to promote health, avoiding negative impacts such as fatalities, injuries and occupational diseases, including those resulting from contact with hazardous products. Our Health, Safety and Environment (HSE) Policy establishes five principles that guide decisions and behaviors of all workers: > HSE as value; > Respect for life; > Risk-based management; > Business sustainability; > Excellence and transparency in performance. Each principle is detailed in standards that guide our practices. Aligned with the 2026-2030 Business Plan, our purpose is to care for people and protect the environment today and in the future. We continually act to achieve excellence in safety, environment and health, with continuous learning and improvement, pursuing our ambition of zero fatality and zero spills. We integrate ESG (environmental, social and governance) elements into our plan in a single vision, which guides risk mitigation, planning and engagement with stakeholders. In this context, we have committed to promoting safe operations, protecting the life and well-being of more than 43,000 employees of the Petrobras parent company. Our goal is for every worker to return healthy and safe to their family at the end of each working day. HSE is present in our vision, purpose and values. More than part of the culture, it permeates all our activities. Petrobras Human Factors Journey In 2021, the Petrobras Human Factors Journey was initiated and resulted in the definition of five principles: 1 Trust is fundamental; 2 People create safety; 3 How we respond to failures matters greatly; 4 Learning and improving is key to success; 5 Context drives behavior. These principles integrate the HSE policy, HSE Guideline 1 - Leadership and Responsibility, and induced changes in HSE management, such as: > Incorporation of human factor concepts in the Investigation Commission, now called the Analysis and Learning Commission; > Adoption of practices aimed at learning from normal work; > Promotion of restorative just culture among leaderships; > Strengthening of the influence of safety culture with suppliers; > Adoption of strategies to expand the presence of safety capacity in critical activities and in the contracts established between Petrobras and partner companies. To learn more about the Human Factors Journey, download our Human Factors Guide on the Supplier Channel CARING FOR PEOPLE 2 3 4 5 1 SUSTAINABILITY REPORT 2025 209 HSE Management System Currently, all employees are covered by the HSE management system, which establishes corporate requirements for risk prevention, health protection and the promotion of safe working conditions. Service providers are also included in this system when they operate in our facilities, being subject to health and safety standards applicable to the activities performed and integrated into the corporate processes of monitoring and control, including the HSE Management Internal Audit Process (PAG-SMS). This approach contributes to the consistent application of HSE requirements and to risk management throughout the value chain. The execution of the system follows current legislation and the resolutions of regulatory bodies, including: > Regulatory Standards (NRs) of the Ministry of Labor and Employment; > Legislation of the Ministry of Health; > Resolutions of the councils of health professionals; > General Data Protection Law (LGPD); > Social Security Legislation; > Resolutions of the National Petroleum and Biofuels Agency (ANP), among others applicable. The evaluation of the system is carried out through PAG-SMS, which verifies compliance with the standards derived from the 15 Corporate HSE Guidelines and legal requirements. The objective is to reduce risks of accidents and incidents and their impact on industrial processes, on people and on the environment, promoting learning and continuous improvement of HSE performance. In addition, all service contracts have an HSE annex with mandatory health and safety requirements that must be complied with by partner companies and their workers. Compliance with these obligations is supervised through contractual management and through PAG-SMS evaluations, which include mechanisms to monitor and improve HSE performance throughout the company. The treatment of improvement points identified in periodic evaluations contributes to the continuous improvement of our HSE management system. Our commitment to safety also extends to the management of transportation contracts. These activities follow the corporate standard of road transportation safety, which guides safety management in the exclusive transportation contracts at our service, both for people and for products and cargoes. Each area of the company responsible for transportation operations has standards that detail the specific requirements for its activity. Worker participation Safety and health committees and commissions All our employees are represented in formal safety and health committees. In our operational units and administrative facilities, the Internal Commissions for Accident and Harassment Prevention (Cipas) are responsible for reporting risk conditions in the work environments and contributing to the preservation of the health, well-being and physical integrity of workers. In these commissions, HSE topics involving our own employees and those of contracted companies are discussed. We promote annual integrated meetings with the representatives of the Cipas of the units and of the contracted companies (integrated Sipat). The members receive training, perform routine verification of the safety conditions of the facilities and of the actions implemented for improvement, and participate in the analysis of accidents. Union relations Employees also participate through their union representatives. We maintain permanent and effective dialogue with union entities. An example of this are the periodic meetings of permanent commissions, local and corporate, dedicated exclusively to occupational health and safety topics. In 2025, we held about 84 meetings with unions aimed exclusively at issues related to Health, Safety and Environment (HSE), our commitment to a healthy and safe work environment. We also concluded the working group focused on HSE in service provision, composed of representatives of our operational areas – HR, TD, HSE, Procurement – in addition to the Single Federation of Oil Workers (FUP) and National Federation of Oil Workers (FNP). This work collaboratively built 47 recommendations for the topic “HSE in the Provision of Petrobras Services”. The recommendations were divided into four axes (Contractual Commitment, Inspection, Cipa and Capacity and Learning) and aim to build instruments so that HSE materializes throughout the contractual cycle, in the relationship with contracted companies and in the practice of people at Petrobras. Strategically, the actions were incorporated into the Commitment to Life Program in 2025, 2026 and 2027. For 2026, the continuity of local and corporate HSE meetings is foreseen, in accordance with the 2025-2027 Collective Bargaining Agreement (CBA). It is through the negotiation of the CBA that the unions take to the deliberation of employees, in assemblies, the main demands for health and safety, strengthening our commitment to life, people, the environment, and the permanent social dialogue between the parties. WORKER SAFETY, HEALTH AND WELL-BEING 2 3 4 5 1 SUSTAINABILITY REPORT 2025 210 Occupational health and well-being Occupational health and well-being constitute a central dimension of our HSE actions and are directly associated with our commitment to life protection, business sustainability and excellence in performance. In a diverse and complex operational environment, ensuring safe and healthy working conditions requires a structured, continuous and integrated approach, capable of preventing health hazards, reducing risks and promoting safer and more sustainable work environments. Our actions in health and well-being go beyond compliance with legal and regulatory requirements and are organized to support workers throughout their journey in the company, contemplating different moments and needs throughout the work cycle. This approach brings together actions of occupational health, health surveillance, readiness and response to critical situations, in addition to health and well-being promotion initiatives, composing an integrated system of protection and care. Our efforts to promote a healthy and sustainable work environment, and the maturation of practices throughout 2025 were recognized through national and international certifications and awards, such as our certification by the Global Centre for Healthy Workplaces, which endorsed the previously recognized excellence. Health processes follow ethical principles that ensure the confidentiality of health information and the protection of workers’ personal data, in compliance with current legislation. This data is used exclusively for care, prevention, surveillance and health planning, not being used in decisions of a labor nature. Occupational Health Occupational health acts in monitoring the interface of work with the health of employees, in the evaluation of fitness for the exercise of functions and in supporting the processes of readjustment and return to work. This action contributes to the maintenance of health and work capacity and is integrated with the areas of occupational safety, occupational hygiene, ergonomics and health surveillance, always in compliance with the applicable legal and regulatory requirements. The actions follow corporate norms and guidelines that guide the development of the Occupational Health Medical Control Program (PCMSO), in compliance with Regulatory Norm no. 7 (NR-7) of the Ministry of Labor and Employment, and articulated with the Risk Management Program (PGR), which identifies and manages the risk factors present in the work environments. We maintain multiprofessional occupational health services, available during the working day and accessible in administrative and operational environments, including onshore and offshore activities. This structure ensures adequate coverage to the different realities and contributes to equity in access to health care. We carry out periodic and systematic evaluations and monitoring of the health of employees, allowing for the early identification of work-related conditions. We also maintain a corporate standard with guidelines for the investigation of suspected cases of occupational disease and follow-up of those involved, in compliance with current standards. The periodic exam, a legal requirement, ensures the integrity of employees. It evaluates fitness for the performance of functions, identifies diseases early and provides guidance on preventive measures aligned with detected risks. To ensure legal compliance, we use tools to control occupational health certificates, promote campaigns on the importance of periodic health exams and provide materials that encourage employee protagonism. We also improve processes to enhance employee experience and develop leadership engagement actions, reinforcing compliance with legal and regulatory provisions. We monitor health-related absenteeism through the Percentage of Time Lost due to Health Issues (PTL-H), which measures hours lost due to absences from illness or accidents. For employees on leave for more than 15 days, we offer the Working Capacity Recovery Program (PRPL), which provides interdisciplinary follow-up focused on restoring the capacity for work and returning to the workplace. Health surveillance Through systematic monitoring of risks, working conditions and the health profile of the workforce, we strengthen the ability to anticipate scenarios, guide decisions and prioritize actions to protect health and well-being. Health Surveillance encompasses both occupational risks and the sanitary risk of environments, considering physical, organizational and operational aspects. Occupational hygiene and ergonomics are structural components of this process. Sanitary Surveillance plays a fundamental role in our collective health actions. In 2025, its management model was adapted to a potential risk view, a methodology that assesses the risk associated with the possible noncompliance with applicable legal requirements. With this change, we maintain WORKER SAFETY, HEALTH AND WELL-BEING 2 3 4 5 1 SUSTAINABILITY REPORT 2025 211 our commitment to comply with the current sanitary legislation, and the alignment with Sustainable Development Goals (SDGs) 3, 6 and 8. We establish internal standards and guidelines, conduct regular and extraordinary sanitary inspections, and provide ongoing training for the professionals involved. In 2025, we customized a Computerized System to support the monitoring of sanitary aspects related to food, health services, water and air quality, hygiene and cleaning of environments and clothing, in addition to pest and vector control. The surveillance of the health profile is carried out through internal epidemiological analyses that identify trends, illness patterns and groups of greater vulnerability. We also monitor external factors such as outbreaks, epidemics and public health events in the territories where we operate. This monitoring allows the timely adoption of preventive and collective protection measures, such as specific guidelines, traveler care and immunization actions. In 2025, in partnership with the Ministry of Health, we offered vaccines from the national adult vaccination calendar at units and administrative buildings. We signed a cooperation agreement to facilitate access to these vaccines, contributing to community health care and to healthier and safer working environments. Additionally, we monitor emerging risks related to climate change, such as increased exposure to extreme heat, incorporating this information into the planning of preventive, adaptation and contingency actions. Health preparedness and response We maintain a health preparedness and response structure aimed at protecting lives and mitigating health impacts on workers, ensuring the capacity to act in situations that require structured care response. The system is planned based on risk scenarios, considering the diversity and complexity of our operations. This approach guides the organization of resources, the definition of care flows and the coordination of the teams involved. We maintain continuous health care – 24 hours a day, seven days a week – with on-site and remote resources, expanding access to assistance in remote locations and complex operating environments. When necessary, aeromedical evacuation and care logistics structures are activated, integrated with emergency plans. Preparedness is strengthened by regular simulated exercises and response tests, which make it possible to assess the effectiveness of the flows, the resources and the coordination among teams. Operating protocols are reviewed, incorporating organizational learnings and best practices. The continuous training of teams sustains the evolution of the system. Health promotion We develop health and well-being promotion initiatives with a broad and inclusive approach, supporting the integral care of workers throughout their professional trajectories. These actions, articulated with occupational health, surveillance, care and health response practices, contribute to healthier and more sustainable working environments. The initiatives encompass different dimensions of care, including physical, mental and social aspects, and address topics such as mental health, encouragement of an active lifestyle, healthy eating, prevention and control of chronic non-communicable diseases, in addition to care related to different life cycles, such as pregnancy, breastfeeding and healthy aging. Employees have access to a nutritionist and a dentist at the workplace. In addition to individual approaches, collective and environmental actions seek to facilitate the adoption and maintenance of healthy habits, as well as strengthen factors that protect health, responding to health needs identified among employees. The participation of leaders is essential for the effectiveness of these actions, since their decisions directly influence the work environment and the conditions that favor healthy choices. In 2025, we promoted awareness-raising and training actions on mental health aimed at senior management and at 100% of ourleaders, at different hierarchical levels. The topic was incorporated both into the onboarding processes for new leaders and into the corporate development tracks. This approach was also extended to 160 supplier companies, which participated in initiatives aimed at preventing violence and promoting safe and respectful working environments. In the past year, we also conducted awareness-raising actions aimed at the leaders involved in the contracting and provision of meals, addressing the impact of offering healthy meals in the workplace, with the participation of 100% of the managers directly involved. The promotion of well-being includes initiatives focused on inclusion, diversity and accessibility, with a focus on building more welcoming and equitable environments. In 2025, we developed the Inclusive Health project, with a focus on ensuring equitable access to care, safety in the allocation of people and legal compliance. One of the main advances was the development of a flow and a standardized protocol for functional assessment, aimed at the allocation of people with disabilities, ensuring clear technical criteria, compatibility between activities and functional conditions, and greater safety in the performance of duties. WORKER SAFETY, HEALTH AND WELL-BEING 2 3 4 5 1 SUSTAINABILITY REPORT 2025 212 Our health and well-being promotion initiatives benefit not only own employees but also other audiences. Highlights include the Petrobras Running and Walking Circuit, the Health Games, access to healthy and safe meals, agroecological product fairs and breastfeeding support rooms. In addition, we conduct educational actions such as lectures, livestreams, themed campaigns and the Health Month campaign, which addressed the One Health concept and involved more than ten thousand workers in corporate and local activities. The Welcoming Channel is available to the entire workforce, including contracted professionals, interns and young apprentices. Additionally, the physical activity program is extended to interns, young apprentices and their dependents, with several modalities accredited throughout the country. Strategic direction and health commitments Health and well-being promotion priorities result from structured analyses of the health of the workforce and are aligned with our strategic objectives. In this context, we have established strategic health commitments in our business plan, aligned with the ESG agenda and international references. In the field of physical health, we have committed to implementing, by 2030, 100% of the strategic objectives of the World Health Organization (WHO) Global Action Plan on Physical Activity, in the corporate context. We recognize that the adoption of an active lifestyle depends on accessible opportunities compatible with the diversity of profiles, routines and operating contexts – administrative, industrial and offshore. In this context, the Ativa Petrobras project structures actions aimed at promoting physical activity. In 2025, the project was strengthened with actions aligned with WHO guidelines and adapted to the different business areas, including collective initiatives, interventions in the workplace and strategies to encourage inactive employees to directly experience the benefits of physical exercise for well-being and social interaction. In the area of mental health, we have committed to implementing, by 2030, 100% of the commitments of the Mente em Foco (Mind in Focus) Movement, an initiative of the UN Global Compact – Brazil Network, promoting psychologically safe environments and strengthening a culture based on care, dialogue and respect. As an ambassador company of the Mente em Foco Movement, we act as an inducing agent for the mental health and future of work agenda beyond our organizational boundaries. In 2025, we contributed to the establishment of the Health and Future of Work Working Group, aimed at supporting companies participating in the movement and reflecting on emerging challenges related to new technologies, demographics, climate change and organizational structures. We also support engagement and capacitybuilding initiatives, such as masterclass and educational journeys, promoting the exchange of experiences and the strengthening of organizational capabilities. Our work is supported by a structured and ongoing Mental Health Program, organized into five levels of care: culture and education, individual followup, prevention, preparedness and surveillance. The program has a multiprofessional team and uses the stratification of the population based on health criticality criteria, allowing care to be directed to identified needs. The follow-up is continuous, considering both individual care and organizational factors and psychosocial risks, in partnership with HR and leaders, aiming at the restoration of health and the adequacy of working conditions. Safety and well-being programs As part of the continuous improvement process of the HSE management system, we develop strategic programs and initiatives with prioritization guided by structured diagnoses, based on risk analysis, performance indicators, audit results, epidemiological analyses and organizational learnings. In this context, the Commitment to Life Program is the main structuring program of HSE management, with integrated projects across the axes of health and well-being, operational safety, environment, culture of excellence, and contingency and emergency response. The program promotes process excellence, care for people and protection of the environment, today and in the future. Commitment to life Launched in October 2016, the Commitment to Life Program is composed of structuring projects defined based on the critical analysis of HSE management and on market best practices. In its ninth cycle, started and developed throughout 2025, we highlight the actions illustrated in the following figure. WORKER SAFETY, HEALTH AND WELL-BEING 2 3 4 5 1 SUSTAINABILITY REPORT 2025 213 The actions of the program are reported periodically, and their progress is monitored at various organizational levels, culminating in the assessment by the Executive Board and the HSE Committee of the Board of Directors. Since the launch in 2016, we have significantly reduced the Total Recordable Injury Rate (TRIR), from 2.15 to 0.71. We work to consolidate a high-performance culture, which requires health, respect for the environment and safety. The program also contributes to strategic results in portfolio management, promoting continuous improvement of HSE indicators, raising employee awareness regarding care for life, through training, team capacity-building and structuring actions. WORKER SAFETY, HEALTH AND WELL-BEING EXCELLENCE IN PROCESSES CARING FOR PEOPLE AND PROTECTING THE ENVIRONMENT — TODAY AND IN THE FUTURE ENVIRONMENTAL GOVERNANCE COMMITMENT TO LIFE CONTINGENCY AND EMERGENCY RESPONSE ENVIRONMENT OPERATIONAL SAFETY Water Security Circular Economy Biodiversity Gains Contingency and the New Frontiers CULTURE OF EXCELLENCE HSE Culture and Innovation HSE in Service Provision Safer Environments HEALTH More Protected People AND WELLBEING Petrobras Well-Being Petrobras Ativa SOCIAL 2 3 4 5 1 SUSTAINABILITY REPORT 2025 214 Petrobras Well-Being (PPBEM) Implemented in 2024, the Petrobras Well-Being Program (PPBEM) was set up collaboratively across our various areas and focus groups that actively listened to employees. The program seeks to promote well-being through integrated action at all levels of the organization, highlighting the importance of the active participation of employees, the involvement of qualified professionals and the commitment of leaders. Its structure adopts the WHO Healthy Workplaces model, which structures the work in four dimensions: > Health Resources; > Psychosocial Work Environment (referred to at Petrobras as Organizational Ambience); > Physical Work Environment; > Company involvement with the community. PPBEM operates in an integrated way from planning through to the execution of actions, supported by a governance structure that ensures coordination, capillarity and effectiveness. This governance is composed of: > Executive Committee, formed by the executive managers of HSE, HR, Shared Services and Social Responsibility; > Tactical Committee, composed of leaders responsible for the different dimensions of the program; > Well-Being Committees in all Executive Director areas, with representatives from the executive management offices; > A network of well-being agents, which acts as a link between the corporate strategy and the local contexts. WORKER SAFETY, HEALTH AND WELL-BEING In 2025, the program advanced with the development of well-being plans specific to each Executive Director area, designed based on internal surveys and data from each area, and subsequently rolled out to all executive management offices. Workplace violence prevention Since 2024, the Petrobras Program against Sexual Violence (PPCVS) has expanded its scope to combat other forms of workplace violence, such as moral harassment, discrimination and retaliation, and was renamed Petrobras Program against Sexual and Workplace Violence (PPCVST). The program consists of four lines of action: strategy, prevention, welcoming and complaint handling. The Welcoming Channel was also expanded and is available 24 hours a day, seven days a week, offering a listening service and guidance to people affected by any kind of violence in the workplace. The service is confidential and is provided by a specialized multidisciplinary team. Information about employee access to health services and health promotion programs can be found in the 2025 Human Rights and Corporate Citizenship Supplement Worker safety Our HSE Management System follows the best practices of the sector and is aligned with the main standards, including those of ANP, which addresses the assurance of operational safety at industrial facilities. Golden Rules To strengthen the safety culture, in 2016 we defined the ten Golden Rules, based on the analysis of the most recurrent accidents in the oil and gas industry and on our own history. Training on the Golden Rules is mandatory for all workers, in Brazil and abroad. The Golden Rules are illustrated in the figure below. Trabalho em Altura Atmosferas Explosivas Espaço Confinado Posicionamento Seguro Isolamento de Energias Permissão para Trabalho Alcool e Outras Drogas Segurança no Trabalho Atenção às mudanças EPIs dos trabalha GOLDEN RULES Traffic safety Attention to changes PPE Safe positioning Explosive atmospheres Confined space Working at heights Energy isolation Work permit Alcohol & other drugs 2 3 4 5 1 SUSTAINABILITY REPORT 2025 215 Before the start of each activity, workers are informed about the HSE risks inherent to the tasks to be performed and, depending on the nature of the activity, Work Permits (WP) are issued and Job Safety Analyses (JSA) are conducted. If a risk situation arises, the activity must be interrupted. If an unforeseen event occurs that poses a risk to safety or to life, the worker must exercise their right to refuse to continue, communicating the occurrence to the supervisor, who must keep the activities suspended until the situation is normalized. Our Health, Safety and Environment Policy establishes HSE as a value and principle, ensuring that all activities are supervised and comply with our HSE standards. We do not allow retaliation against workers who ensure safe operations. For cases of retaliation, we provide a Whistleblowing Channel, with the option of anonymity. Information about the Whistleblowing Channel can be found in the Integrity in business chapter Process Safety Fundamentals The analysis of process accidents indicated that the application of the Process Safety Fundamentals (PSFs) can eliminate a significant share of these events. This finding reinforced the importance of accident prevention and directed efforts toward implementing this initiative within the scope of the Commitment to Life Program. The PSFs consolidate good practices already known on operational fronts, ensuring that they are followed by the teams and supported by supervisors and leaders. The objective is to incorporate process safety into the daily dialogue and decision-making process of operations. The PSFs complement the Golden Rules, bringing focus to process safety issues. We defined five fundamentals, gathered in the Process Safety Fundamentals Manual, as shown in the following figure. WORKER SAFETY, HEALTH AND WELL-BEING PROCESS SAFETY FUNDAMENTALS FSP1 Follow the operating and maintenance procedures FSP2 Know and respect the safe operating limits FSP5 Walk the line and verify proper alignment FSP3 Understand and monitor protective barries FSP4 Understand and control ignition sources 2 3 4 5 1 SUSTAINABILITY REPORT 2025 216 Safety and health training In 2025, safety and health training was offered through curricula and development tracks made available on the internal training system, the Integrated Human Resources Solution (SIRH). The portfolio comprised approximately 500 educational solutions, including technical, legal, regulatory and mandatory courses, aligned with current legislation and internal guidelines. The management and follow-up of the capacity-building activities took place through analytical dashboards accessible to leaders, delegates and employees. During the year, initiatives were carried out to improve the corporate capacity-building model, with the following highlights: > Review of the matrix of mandatory training courses; > Update of 128 pedagogical plans; > Reactivation of the Thematic Forum of Mandatory HSE Training Courses; > Holding of the Mandatory HSE Training Workshop. The Human Factors remote-learning course reached more than 76 thousand internal and external participants. In addition, the Engagement and Capacity-Building of Petrobras Leaders in the Promotion of Mental Health course trained 96.2% of leaders. We also held four classes of training courses, with a total of 257 new employees in the areas of Process Safety Engineering, Occupational Safety Technician and Nursing Technician, combining conceptual modules, technical visits and experiential activities. In 2025, three lato sensu graduate programs were offered: Ergonomics, Occupational Hygiene and Process Safety. In the area of ergonomics, a public bid was held for two classes of the Ergonomics and Project course, intended for the training of 60 employees, with the Federal University of Rio de Janeiro (UFRJ) as the winner and the first class starting in August 2025. In process safety, the 6th class of the course offered by the National Service for Industrial Apprenticeship – Center for Technology of the Chemical and Textile Industry (SENAI‑CETIQT) was concluded. Already in the area of occupational hygiene, two classes were tendered for the training of employees, with the Federal University of Bahia (UFBA) as the winning institution and the first class starting in September 2025. The expanded use of digital tools strengthened the dissemination of knowledge and the sharing of best practices among the HSE technical networks. In this context, the Content Portal of the HSE Academy has WORKER SAFETY, HEALTH AND WELL-BEING consolidated itself as the main corporate repository of the area, gathering more than 12 thousand contents accessible through smart search. The strengthening of organizational learning in HSE, aligned with the strategic direction set forth in the HSE Policy, resulted in the review of nine development tracks – seven of them related to the Commitment to Life Program 9th Cycle – and the creation of four new tracks, totaling 36 available at the end of the cycle. These tracks structure knowledge management by mapping critical topics, identifying technical references and accelerating learning processes based on andragogical methodologies and diverse educational formats. To expand access and facilitate employee experience, all tracks have been automated and integrated into the corporate system, allowing them to be taken on any mobile device, depending on the user’s availability. 2 3 4 5 1 SUSTAINABILITY REPORT 2025 217 LOST TIME INJURY FREQUENCY RATE (LTIFR)1 The critical analyses of the events that make up the TRIR guided the strategies for 2025, with a focus on reducing serious occurrences, aligned with the ambition of zero fatality. The TRIR for own employees was 0.31, while the TRIR for contractors was 0.83, evidencing the need to intensify actions with the supplier chain. We had 30 of our employees and 273 contractors recorded as injured.7 Among the cases with leave of absence, there were 23 of our employees and 144 contractors, resulting in a Lost Time Injury Frequency Rate (LTIFR) of 0.24 and 0.44, respectively. In 2025, three fatal accidents occurred, one involving an employee of a contracted company in the execution of our contracts and two involving own employees (one of them at Transpetro), resulting in a Fatal Accident Rate of 0.30 for contractors and 2.10 for own employees. All accidents were analyzed by a multidisciplinary team, which identified root causes and defined containment and broader scope actions to prevent new occurrences. The lessons learned are shared at all units, through a robust system of dissemination of learnings, reinforcing preventive measures in our management system. Information about the enhancement of the integrity and reliability of the facilities and the improvement of the processes can be found in the Process accident prevention and management chapter 7 Data of the Petrobras parent company, Petrobras Bolívia S.A. (PEB), Petrobras International Braspetro B.V. – Colombia Branch (PIB-COL), Petrobras Operaciones S.A (Posa), Termobahia, Termomacaé, Petrobras Colombia Combustibles S.A (Pecoco) and Transpetro. WORKER SAFETY, HEALTH AND WELL-BEING 0.35 0.34 0.46 0.46 0.40 0.39 2020 2021 2022 2023 2024 2025 Occupational safety and health indicators One of our top metrics is the Total Recordable Injury Rate per million man-hours (TRIR). In a continuous process of evolution and improvement, this indicator, which until 2015 was above 2.0, has been kept close to 0.7 in the last three years. The historical series presented in the chart below shows that, like the oil and gas industry, we have reduced these rates in recent decades, reaching the best historical result in the 2020-2021 biennium, during the Covid-19 pandemic. With the full resumption of activities in 2022, there was a return to the 2019 level both at the company and in the sector. We monitor on a monthly basis, in critical analysis meetings, the indicators of critical processes, especially top metrics such as the TRIR. TOTAL RECORDABLE INJURY RATE (TRIR)1 2 3 0.56 0.54 0.68 0.80 0.67 0.71 2020 2021 2022 2023 2024 2025 1 Ratio between the number of deaths and the number of hours worked, multiplied by 100,000,000. 2 Data of the Petrobras parent company, Petrobras Bolívia S.A. (PEB), Petrobras International Braspetro B.V. – Colombia Branch (PIB-COL), Petrobras Operaciones S.A (Posa), Termobahia, Termomacaé, Petrobras Colombia Combustibles S.A (Pecoco) and Transpetro. 3 Number of recordable injuries per million man-hours of exposure to risk. Includes typical cases of injuries without leave (excluding cases of first aid), of injuries with leave, cases of occupational diseases and fatal accidents. 1 Number of injured workers with leave from work resulting from typical accidents or of cases of occupational disease per million man-hours of exposure to risk. In 2025, we recorded a TRIR of 0.71, an increase of 6% compared to 2024 (0.67), making up an average of 0.73 over the last three years. In accordance with the management mechanisms, we triggered initiatives such as: > Immediate execution of local actions at the units in order to prevent new events of a similar nature; > Establishment of a working group with the objective of proposing additional response actions; > Maintenance of the structuring initiatives of the Commitment to Life Program, which aim at reducing accidents. 2 3 4 5 1 SUSTAINABILITY REPORT 2025 218 AUDITOR´S LIMITED ASSURANCE REPORT GRI 2-5 2 3 4 5 1 AUDITOR´S LIMITED ASSURANCE REPORT SUSTAINABILITY REPORT 2025 219 2 3 4 5 1 AUDITOR´S LIMITED ASSURANCE REPORT SUSTAINABILITY REPORT 2025 220 2 3 4 5 1 AUDITOR´S LIMITED ASSURANCE REPORT SUSTAINABILITY REPORT 2025 221 2 3 4 5 1 GRI CONTENT INDEX SUSTAINABILITY REPORT 2025 222 GRI CONTENT INDEX STATEMENT OF USE Petróleo Brasileiro S.A. has reported the information cited the GRI Standards for the period of 01/01/2025 to 12/31/2025 with reference to the GRI Standards PUBLICATION 06/22/2026 GRI USED GRI 1: Foundation 2021 SECTOR STANDARD GRI 11: Oil and Gas Sector 2021 2 3 4 5 1 SUSTAINABILITY REPORT 2025 223 OIL AND GAS SECTOR 2021 GRI STANDARD 2021 DISCLOSURE LOCATION / EXPLANATION GENERAL DISCLOSURES GRI 2: General Disclosures 2021 2-1 Organizational details Pages 7 to 8 GRI 2: General Disclosures 2021 2-2 Entities included in the organization’s sustainability reporting Page 5 GRI 2: General Disclosures 2021 2-3 Reporting period, frequency and contact point Page 5 and 234 GRI 2: General Disclosures 2021 2-4 Restatements of information Page 5 GRI 2: General Disclosures 2021 2-5 External assurance Page 5 and 218 to 221 GRI 2: General Disclosures 2021 2-6 Activities, value chain and other business relationships Pages 6 to 9 and 41 GRI 2: General Disclosures 2021 2-7 Employees Pages 192 and ESG Datasheet pages 4, 33 and 34 GRI 2: General Disclosures 2021 2-8 Workers who are not employees Pages 192 and ESG Datasheet page 4 GRI 2: General Disclosures 2021 2-9 Governance structure and composition Pages 65 to 67 GRI 2: General Disclosures 2021 2-10 Nomination and selection of the highest governance bod Page 67 GRI 2: General Disclosures 2021 2-11 Chair of the highest governance body Page 65 GRI 2: General Disclosures 2021 2-12 Role of the highest governance body in overseeing the management of impacts Pages 66 to 68 and 70 GRI 2: General Disclosures 2021 2-13 Delegation of responsibility for managing impacts Pages 64, 66 to 69 GRI 2: General Disclosures 2021 2-14 Role of the highest governance body in sustainability reporting Page 5 and 10 GRI 2: General Disclosures 2021 2-15 Conflicts of interest Pages 84 to 86 GRI 2: General Disclosures 2021 2-16 Communication of critical concerns Page 71 GRI CONTENT INDEX 2 3 4 5 1 SUSTAINABILITY REPORT 2025 224 OIL AND GAS SECTOR 2021 GRI STANDARD 2021 DISCLOSURE LOCATION / EXPLANATION GRI 2: General Disclosures 2021 2-17 Collective knowledge of the highest governance body Page 71 GRI 2: General Disclosures 2021 2-18 Evaluation of the performance of the highest governance body Pages 72 to 73 GRI 2: General Disclosures 2021 2-19 Remuneration policies Page 203 GRI 2: General Disclosures 2021 2-20 Process to determine remuneration Pages 202 and 204 GRI 2: General Disclosures 2021 2-21 Annual total compensation ratio Page 203 and ESG Datasheet page 40 GRI 2: General Disclosures 2021 2-22 Statement on sustainable development strategy Pages 1 and 2 GRI 2: General Disclosures 2021 2-23 Policy commitments Pages 70 and 72 GRI 2: General Disclosures 2021 2-24 Embedding policy commitments Pages 53 to 62, 64, 67 and 70 GRI 2: General Disclosures 2021 2-25 Processes to remediate negative impacts Page 187 GRI 2: General Disclosures 2021 2-26 Mechanisms for seeking advice and raising concerns Pages 76 to 78 and 86 to 88 GRI 2: General Disclosures 2021 2-27 Compliance with laws and regulations ESG Datasheet page 12 GRI 2: General Disclosures 2021 2-28 Membership associations ESG Datasheet, pages 14 to 16 GRI 2: General Disclosures 2021 2-29 Approach to stakeholder engagement Pages 21 to 26 GRI 2: General Disclosures 2021 2-30 Collective bargaining agreements Page 190 GRI CONTENT INDEX 2 3 4 5 1 SUSTAINABILITY REPORT 2025 225 OIL AND GAS SECTOR 2021 GRI STANDARD 2021 DISCLOSURE LOCATION / EXPLANATION MATERIAL TOPICS GRI 3: Material Topics 2021 3-1 Process to determine material topics Pages 10 to 18 GRI 3: Material Topics 2021 3-2 List of material topics Page 11 ECONOMIC PERFORMANCE 11.14.1 GRI 3: Material Topics 2021 3-3 Management of material topics Pages 41 to 43 11.14.2 11.21.2 GRI 201: Economic Performance 2016 201-1 Direct economic value generated and distributed Page 44 11.2.2 GRI 201: Economic Performance 2016 201-2 Financial implications and other risks and opportunities due to climate change Pages 107 to 109 11.21.3 GRI 201: Economic Performance 2016 201-4 Financial assistance received from government Pages 45 to 46 MARKET PRESENCE 11.11.2 11.14.3 GRI 202: Market Presence 2016 202-2 Proportion of senior management hired from the local community Pages 193 and 194 and ESG Datasheet page 36 INDIRECT ECONOMIC IMPACTS GRI 3: Material Topics 2021 3-3 Management of material topics Pages 41 to 43 11.14.4 GRI 203: Indirect Economic Impacts 2016 203-1 Infrastructure investments and services supported Page 51 to 52 11.14.5 GRI 203: Indirect Economic Impacts 2016 203-2 Significant indirect economic impacts Page 48 to 50 PROCUREMENT PRACTICES 11.14.6 GRI 204: Procurement Practices 2016 204-1 Proportion of spending on local suppliers Pages 48 and 49 and ESG Datasheet page 5 ANTI-CORRUPTION 11.20.1 GRI 3: Material Topics 2021 3-3 Management of material topics Pages 74 to 76, 78 to 80, 82 to 84, 86 to 88 11.20.2 GRI 205: Anti-corruption 2016 205-1 Operations assessed for risks related to corruption Page 82 and ESG Datasheet page 11 11.20.3 GRI 205: Anti-corruption 2016 205-2 Communication and training about anticorruption policies and procedures Pages 81 and 82 and ESG Datasheet page 11 11.20.4 GRI 205: Anti-corruption 2016 205-3 Confirmed incidents of corruption and actions taken Pages 88 and ESG Datasheet page 5 ANTI-COMPETITIVE BEHAVIOR 11.19.1 GRI 3: Material Topics 2021 3-3 Management of material topics Page 80 11.19.2 GRI 206: Anti-competitive Behavior 2016 206-1 Legal actions for anti-competitive behavior, anti-trust, and monopoly practices Page 80 GRI CONTENT INDEX 2 3 4 5 1 SUSTAINABILITY REPORT 2025 226 OIL AND GAS SECTOR 2021 GRI STANDARD 2021 DISCLOSURE LOCATION / EXPLANATION TAX 11.21.1 GRI 3: Material Topics 2021 3-3 Management of material topics Pages 41 to 43 11.21.4 GRI 207: Tax 2019 207-1 Approach to tax Pages 45 and 47 11.21.5 GRI 207: Tax 2019 207-2 Tax governance, control, and risk management Pages 45 and 47 11.21.6 GRI 207: Tax 2019 207-3 Stakeholder engagement and management of concerns related to tax Pages 45 and 47 11.21.7 GRI 207: Tax 2019 207-4 Country-by-country reporting Pages 45 and 47 ENERGY 11.1.1 GRI 3: Material Topics 2021 3-3 Management of material topics Pages 107, 109, 113 and 123 11.1.2 GRI 302: Energy 2016 302-1 Energy consumption within the organization Page 118 and ESG Datasheet page 10 11.1.3 GRI 302: Energy 2016 302-2 Energy consumption outside of the organization Page 118 and ESG Datasheet page 10 11.1.4 GRI 302: Energy 2016 302-3 Energy intensity Page 118 and ESG Datasheet page 10 WATER AND EFFLUENTS 11.6.1 GRI 3: Material Topics 2021 3-3 Management of material topics Pages 142 and 143 11.6.2 GRI 303: Water and Effluents 2018 303-1 Interactions with water as a shared resource Pages 144 and 145 11.6.3 GRI 303: Water and Effluents 2018 303-2 Management of water discharge-related impacts Page 146 11.6.4 GRI 303: Water and Effluents 2018 303-3 Water withdrawal Pages 142, 143 and 144 and ESG Datasheet pages 3 and 18 11.6.5 GRI 303: Water and Effluents 2018 303-4 Water discharge Pages 147 and ESG Datasheet page 19 BIODIVERSITY 11.4.1 GRI 3: Material Topics 2021 3-3 Management of material topics Pages 43 and 126 11.4.2 GRI 101: Biodiversity 2024 101-1 Policies to halt and reverse biodiversity loss Pages 127 and 129 to 130 11.4.3 GRI 101: Biodiversity 2024 101-2 Management of biodiversity impacts Pages 127 to 134 and ESG Datasheet pages 24 to 29 11.4.4 GRI 101: Biodiversity 2024 101-4 Identification of biodiversity impacts Page 137 to 138 11.4.5 GRI 101: Biodiversity 2024 101-5 Locations with biodiversity impacts Pages 135 to 141 and ESG Datasheet page 21 to 23 GRI CONTENT INDEX 2 3 4 5 1 SUSTAINABILITY REPORT 2025 227 OIL AND GAS SECTOR 2021 GRI STANDARD 2021 DISCLOSURE LOCATION / EXPLANATION EMISSIONS 11.1.1 GRI 3: Material Topics 2021 3-3 Management of material topics Pages 107, 109 and 123 11.1.5 GRI 305: Emissions 2016 305-1 Direct (scope 1) GHG emissions Pages 113 to 117 and ESG Datasheet pages 2, 6 and 7 11.1.6 GRI 305: Emissions 2016 305-2 Energy indirect (scope 2) GHG emissions Pages 113 and 117 and ESG Datasheet pages 2 and 6 11.1.7 GRI 305: Emissions 2016 305-3 Other indirect (scope 3) GHG emissions Pages 116 and 117, and ESG Datasheet page 6 11.1.8 GRI 305: Emissions 2016 305-4 GHG emissions intensity Pages 114 and 115 and ESG Datasheet page 2 11.2.3 GRI 305: Emissions 2016 305-5 Reduction of GHG emissions Pages 113 to 116, 124 and ESG Datasheet page 6 11.3.2 GRI 305: Emissions 2016 305-7 Nitrogen oxides (NOx), sulfur oxides (SOx), and other significant air emissions Pages 117 to 118 and ESG Datasheet page 9 WASTE 11.5.1 GRI 3: Material Topics 2021 3-3 Management of material topics Pages 148 to 150 11.5.2 GRI 306: Waste 2020 306-1 Waste generation and significant waste related impacts Page 148 11.5.3 GRI 306: Waste 2020 306-2 Management of significant waste-related impacts Pages 151 and 152 11.5.4 GRI 306: Waste 2020 306-3 Waste generated Page 154 and ESG Datasheet pages 3 and 17 11.5.5 GRI 306: Waste 2020 306-4 Waste diverted from disposal Pages 152 and 153 and ESG Datasheet page 17 11.5.6 GRI 306: Waste 2020 306-5 Waste directed to disposa Pages 152 and 153 and ESG Datasheet page 17 EMPLOYMENT 11.10.1 GRI 3: Material Topics 2021 3-3 Management of material topics Pages 188, 189, 191, 193, 194, 202, 204 and 205 11.10.2 GRI 401: Employment 2016 401-1 New employee hires and employee turnover Pages 193 and 195 and ESG Datasheet page 37 and 38 11.10.3 GRI 401: Employment 2016 401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees Pages 189 and 204 11.10.4 11.11.3 GRI 401: Employment 2016 401-3 Parental leave Pages 105, ESG Datasheet page 39 LABOR / MANAGEMENT RELATIONS GRI 3: Material Topics 2021 3-3 Management of material topics Pages 188, 189, 191,193, 194, 202, 204 and 205 11.7.2 11.10.5 GRI 402: Labor/Management Relations 2016 402-1 Minimum notice periods regarding operational changes Page 194 and 157 GRI CONTENT INDEX 2 3 4 5 1 SUSTAINABILITY REPORT 2025 228 OIL AND GAS SECTOR 2021 GRI STANDARD 2021 DISCLOSURE LOCATION / EXPLANATION OCCUPATIONAL HEALTH AND SAFETY 11.9.1 GRI 3: Material Topics 2021 3-3 Management of material topics Pages 208 to 209 and 212 to 215 11.9.2 GRI 403: Occupational Health and Safety 2018 403-1 Occupational health and safety management system Pages 209 to 211 and 2013 to 214 11.9.3 GRI 403: Occupational Health and Safety 2018 403-2 Hazard identification, risk assessment, and incident investigation Pages 209, 210, 211, 213, 214 and 2015 11.9.4 GRI 403: Occupational Health and Safety 2018 403-3 Occupational health services Page 210, 211, 214 and 215 11.9.5 GRI 403: Occupational Health and Safety 2018 403-4 Worker participation, consultation, and communication on occupational health and safety Page 209 11.9.6 GRI 403: Occupational Health and Safety 2018 403-5 Worker training on occupational health and safety Page 214 to 2016 11.9.7 GRI 403: Occupational Health and Safety 2018 403-6 Promotion of worker health Pages 210 to 212, 214 and 215 11.9.8 GRI 403: Occupational Health and Safety 2018 403-7 Prevention and mitigation of occupational health and safety impacts directly linked by business relationships Pages 209, 210 and 212 to 215 11.9.9 GRI 403: Occupational Health and Safety 2018 403-8 Workers covered by an occupational health and safety management system Pages 209 and 210 11.9.10 GRI 403: Occupational Health and Safety 2018 403-9 Work-related injuries Pages 209, 210, 213, 214 and 215, and ESG Datasheet pages 4 and 44 11.9.11 GRI 403: Occupational Health and Safety 2018 403-10 Work-related ill health Pages 209, 210, 211, 213, 214 and 215, and ESG Datasheet page 44 TRAINING AND EDUCATION GRI 3: Material Topics 2021 3-3 Management of material topics Pages 188, 189, 191,193, 194, 202, 204 and 205 11.10.6 11.11.4 GRI 404: Training and Education 2016 404-1 Average hours of training per year per employee Pages 206, and ESG Datasheet,page 42 11.7.3 11.10.7 GRI 404: Training and Education 2016 404-2 Programs for upgrading employee skills and transition assistance programs Pages 157, 194, 206 and 207 GRI 404: Training and Education 2016 404-3 Percentage of employees receiving regular performance and career development reviews Pages 205 a 206 DIVERSITY AND EQUAL OPPORTUNITY GRI 3: Material Topics 2021 3-3 Management of material topics Pages 188, 189, 191,193, 194, 202, 204 and 205 11.11.5 GRI 405: Diversity and Equal Opportunity 2016 405-1 Diversity of governance bodies and employees Pages 198 and 199, and ESG Datasheet pages 32 11.11.6 GRI 405: Diversity and Equal Opportunity 2016 405-2 Ratio of basic salary and remuneration of women to men Page 198, and ESG Datasheet page 41 NON-DISCRIMINATION 11.11.1 GRI 3: Material Topics 2021 3-3 Management of material topics Pages 193, 195 to 201 and 205 to 207 11.11.7 GRI 406: Non-discrimination 2016 406-1 Incidents of discrimination and corrective actions taken Page 202, and ESG Datasheet page 42 GRI CONTENT INDEX 2 3 4 5 1 SUSTAINABILITY REPORT 2025 229 OIL AND GAS SECTOR 2021 GRI STANDARD 2021 DISCLOSURE LOCATION / EXPLANATION FREEDOM OF ASSOCIATION AND COLLECTIVE BARGAINING 11.13.1 GRI 3: Material Topics 2021 3-3 Management of material topics Page 190 CHILD LABOR GRI 3: Material Topics 2021 3-3 Management of material topics Pages 188, 189, 191,193, 194, 202, 204 and 205 FORCED OR COMPULSORY LABOR 11.12.1 GRI 3: Material Topics 2021 3-3 Management of material topics Page 191 SECURITY PRACTICES 11.18.1 GRI 3: Material Topics 2021 3-3 Management of material topics Page 183 11.18.2 GRI 410: Security Practices 2016 410-1 Security personnel trained in human rights policies or procedures Pages 183, and ESG Datasheet page 45 RIGHTS OF INDIGENOUS PEOPLES 11.17.1 GRI 3: Material Topics 2021 3-3 Management of material topics Page 180 to 182 11.17.2 GRI 411: Rights of Indigenous Peoples 2016 411-1 Incidents of violations involving rights of indigenous peoples Page 185 to 187 LOCAL COMMUNITIES 11.15.1 GRI 3: Material Topics 2021 3-3 Management of material topics Pages 166, 167, 169, 170 and 172 to 180 11.15.2 GRI 413: Local Communities 2016 413-1 Operations with local community engagement, impact assessments, and development programs Pages 166, 167, 170 e 172 a 180 and ESG Datasheet page 45 11.15.3 GRI 413: Local Communities 2016 413-2 Operations with significant actual and potential negative impacts on local communities Page 167 SUPPLIER SOCIAL ASSESSMENT GRI 3: Material Topics 2021 3-3 Management of material topics Pages 192 and 193 11.10.9 GRI 414: Supplier Social Assessment 2016 414-2 Negative social impacts in the supply chain and actions taken Page 192 PUBLIC POLICY 11.22.1 GRI 3: Material Topics 2021 3-3 Management of material topics Pages 90 to 105 11.22.2 GRI 415: Public Policy 2016 415-1 Political contributions Page 79 CUSTOMER HEALTH AND SAFETY 11.3.3 GRI 416: Customer Health and Safety 2016 416-1 Avaliação dos impactos na saúde e segurança causados por categorias de produtos e serviços Page 121 GRI CONTENT INDEX 2 3 4 5 1 SUSTAINABILITY REPORT 2025 230 OIL AND GAS SECTOR 2021 GRI STANDARD 2021 DISCLOSURE LOCATION / EXPLANATION OTHER DISCLOSURES REPORTED ACCORDING TO GRI SECTOR STANDARDS CLIMATE ADAPTATION, RESILIENCE, AND TRANSITION 11.2.1 GRI 3: Material Topics 2021 3-3 Management of material topics Pages 108 to 113 and 119 to 121 AIR EMISSIONS 11.3.1 GRI 3: Material Topics 2021 3-3 Management of material topics Pages 110 to 113 CLOSURE AND REHABILITATION 11.7.1 GRI 3: Material Topics 2021 3-3 Management of material topics Pages 148, 153, 154 and 157 11.7.4 Additional sector disclosures Operational sites Page 157 ASSET INTEGRITY AND CRITICAL INCIDENT MANAGEMENT 11.8.1 GRI 3: Material Topics 2021 3-3 Management of material topics Pages 159 to 163 11.8.2 GRI 306: Effluents and Waste 2016 306-3 Significant spills Pages 158, 162 to 163 and ESG Datasheet pages 3 and 20 11.8.3 Additional sector disclosures Total number of process safety events ESG Datasheet page 20 LOCAL COMMUNITIES 11.15.4 Additional sector disclosures Grievances from local communities identified Pages 185 and 186 LAND AND RESOURCE RIGHTS 11.16.1 GRI 3: Material Topics 2021 3-3 Management of material topics Page 171 11.16.2 Additional sector disclosures Locations of operations that caused or contributed to involuntary resettlement or where such resettlement is ongoing Page 171 RIGHTS OF INDIGENOUS PEOPLES 11.17.3 Additional sector disclosures Locations of operations where indigenous peoples are present or affected by activities of the organization Pagtes 180 and 181 ANTI-CORRUPTION 11.20.5 Additional sector disclosures Approach to contract transparency Page 80 11.20.6 Additional sector disclosures Identification of beneficial owners Page 83 PAYMENTS TO GOVERNMENTS 11.21.1 GRI 3: Material Topics 2021 3-3 Management of material topics Pages 44 to 46 11.21.8 Additional sector disclosures Oil and gas purchased from the state, or from third parties Pages 45 and 47 GRI CONTENT INDEX 2 3 4 5 1 SASB CONTENT INDEX SUSTAINABILITY REPORT 2025 231 SASB CONTENT INDEX 2 3 4 5 1 SUSTAINABILITY REPORT 2025 232 INDICADOR TÓPICO MÉTRICA PÁGINAS EM-EP-000.A EM-RM-000.A EM-RM-000.B EM-MD-000.A Activity Metrics Production of: oil, natural gas, synthetic oil, and synthetic gas; refining throughput of crude oil and other feedstocks; refining operating capacity; total metric ton-kilometers of: natural gas, crude oil, and refined petroleum products transported, by mode of transport FORM-20F pages 95, 107-108 EM-EP-110a.1 EM-RM-110a.1 EM-MD-110a.1 Greenhouse Gas Emissions Gross global Scope 1 emissions, percentage methane, percentage covered under emissions-limiting regulations pages113-115 ESG Datasheet pages 2, 6-8 EM-EP-110a.2 Greenhouse Gas Emissions Amount of gross global Scope 1 emissions from: flared hydrocarbons, other combustion, process emissions, other vented emissions, and fugitive emissions pages 109, 113 ESG Datasheet pages 2, 6, 8 EM-EP-110a.3 EM-RM-110a.2 EM-MD-110a.2 Greenhouse Gas Emissions Discussion of long-term and short-term strategy or plan to manage Scope 1 emissions, emissions reduction targets, and an analysis of performance against those targets pages 109, 113-115 ESG Datasheet pages 6 EM-EP-120a.1 EM-RM-120a.1 EM-MD-120a.1 Air Quality Air emissions of the following pollutants: NO, (excluding N2O), SOx, volatile organic compounds (VOCs), and particulate matter (PM10) pages 117-118 ESG Datasheet page 9 EM-RM-120a.2 Air Quality Number of refineries in or near areas of dense population pages 115,118 ESG Datasheet p. 45 EM-EP-140a.1 EM-RM-140a.1 Water Management Total fresh water withdrawn, total fresh water consumed, percentage of each in regions with High or Extremely High Baseline Water Stress page 146 ESG Datasheet pages 3, 19 EM-EP-140a.2 EM-RM-140a.2 Water Management Volume of produced water and flowback generated; percentage discharged, injected, recycled; hydrocarbon content in discharged water; Number of incidents of non-compliance associated with water quality permits, standards, and regulations page 147 EM-RM-150a.1 Hazardous Materials Management Amount of hazardous waste generated, percentage recycled pages 152 ESG Datasheet page 3 EM-EP-160a.1 EM-MD-160a.1 Ecological Impacts Description of environmental management policies and practices for active sites page 126 EM-EP-160a.2 Ecological Impacts Number and aggregate volume of hydrocarbon spills, volume in Arctic, volume impacting shorelines with ESI rankings 8-1 O, and volume recovered page 158 ESG Datasheet page 3 EM-MD-160a.3 Ecological Impacts Terrestrial acreage disturbed, percentage of impacted area restored pages 127, 137-138 SASB CONTENT INDEX 2 3 4 5 1 SASB CONTENT INDEX SUSTAINABILITY REPORT 2025 233 INDICADOR TÓPICO MÉTRICA PÁGINAS EM-MD-160a.4 Ecological Impacts Number and aggregate volume of hydrocarbon spills, volume in Arctic, volume in Unusually Sensitive Areas (USAs), and volume recovered page 158 ESG Datasheet page 3 EM-EP-210 a.1 Security, human rights & rights of indigenous peoples Percentage of proved and probable reserves in or near areas of conflict 2025 Human Rights and Corporate Citizenship Supplement page 94 EM-EP-210 a.2 Security, human rights & rights of indigenous peoples Percentage of proved and probable reserves in or near areas of indigenous land page 181 EM-EP-210 a.3 Community relations Discussion of engagement processes and due diligence practices with respect to human rights, indigenous rights, and operation in areas of conflict 2025 Human Rights and Corporate Citizenship Supplement page 94 EM-EP-210 b.1 Community relations Discussion of process to manage risks and opportunities associated with community rights and interests pages 172-180 EM-EP-320a.1 EM-RM-320a.1 Workforce health & safety Total recordable incident rate (TRIR), fatality rate, near miss frequency rate (NMFR), and average hours of health, safety, and emergency response training for full-time employees, contract employees, and short-service employees page 217 ESG Datasheet pages 4, 44 EM-EP-320a.2 EM-RM-320a.2 Workforce health & safety Discussion of management systems used to integrate a culture of safety page 214 EM-EP-420a.3 Reserves valuation & capital expenditures Amount invested in renewable energy, revenue generated by renewable energy sales pages 112-113 EM-EP-420a.4 Reserves valuation & capital expenditures Discussion of how price and demand for hydrocarbons and/or climate regulation influence the capital expenditure strategy for exploration, acquisition, and development of assets page 109 EM-EP-510a.2 Business ethics & transparency Description of the management system for prevention of corruption and bribery throughout the value chain page 76 EM-EP-530a.1 EM-RM-530a.1 Management of the legal & regulatory environment Discussion of corporate positions related to government regulations and/or policy proposals that address environmental and social factors affecting the industry pages 45, 47-48 EM-EP-540a.1 EM-RM-540a.1 Critical incident risk mangement Process Safety Event (PSE) rates for Loss of Primary Containment (LOPC) of greater consequence (Tier 1) and lesser consequence (Tier 2) pages 162-163 ESG Datasheet page 20 EM-EP-540a.2 Critical incident risk mangement Description of management systems used to identify and mitigate catastrophic and tail-end risk pages 159-163 ESG Datasheet pages 30-31 EM-MD-540a.4 Operational safety, emergency preparedness & response Discussion of management systems used to integrate a culture of safety and emergency preparedness throughout the value chain and throughout project lifecycles pages 163-164 ESG Datasheet pages 30-31 2 3 4 5 1 SUSTAINABILITY REPORT 2025 234 STAFF General coordination, production, editing and layout Executive Management of Social Responsibility Graphic design f/damatta design Photo credits Cover photo - Petrobras Image Bank Photos pages 01, 04, 09, 25, 64, 107, 110, 112, 118, 143, 147, 148, 153, 161, 164, 196 – Petrobras Image Bank Photos pages 3, 31, 43, 82, 104, 106 – Credit: iStock Photos pages 22, 26, 36, 63, 77, 165, 170, 189, 216 – Credit: Fernando Luiz Costa de Souza Photo page 18 – Uso sustentável de sistemas lagunares Project. Credit: Marcus Rodrigues da Costa Photos pages 38, 123 – Corredor Caipira Project. Credit: Rafael Bitencourt dos Santos Alves Photo page 98 – Guapiaçu Project. Credit: João Stutz Photo page 100 – Unicirco Project. Credit: Renzo Gostoli Photo page 124 – Raizes do Purus Project. Credit: Adriano Augusto Gambarini Photo page 125 – Coral Vivo Project. Credit: Helder Coelho Guabiroba Junior Photo page 128 – Jovens em ação de Sustentabilidade Project. Credit: Gabriel Fagundes de Araújo Photo page 130 – Albatroz Project. Credit: Dimas Gianuca Photos pages 138, 141 – Franca Austral Project. Credit: Karina Groch Photo page 140 – Aves Migratórias Project. Credit: José Onofre Nascimento Monteiro Photos pages 168, 179 – Criança Cidadã Project. Credit: Tatiana Santini Photo page 171 – Desocupação Lagomar Project. Credit: Claudia Kruger Photo page 173 – Conexões Sustentáveis Project. Credit: Marcelo Baggiotto Schmeling Photo page 184 – Credit: Valéria Baldner Fernandes For more information, please contact: Management area of Sustainability Reports and Indicators sustainabilityreport@petrobras.com.br Av. Henrique Valadares, 28 – Torre B, 8º andar Centro – Rio de Janeiro – RJ CEP 20031-030 GRI 2-3 2 3 4 5 1 WWW.CEBDS.ORG REPORTING MATTERS PETR B3 LISTED N2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer